Form 10-K, Exhibit 13
period 1993-12-31
COLTEC INDUSTRIES INC
filed 1994-03-22
CIK 201493

                             FINANCIAL INFORMATION
                                    CONTENTS

                                                         PAGE
                                                         ----
Selected Financial Data................................    3
Financial Review.......................................    4
Consolidated Balance Sheet.............................   14
Consolidated Statement Of Earnings.....................   16
Consolidated Statement Of Cash Flows...................   17
Consolidated Statement Of Shareholders' Equity.........   18
Notes To Financial Statements..........................   19
Report Of Independent Public Accountants...............   37

                 (This page has been left blank intentionally.)

                            SELECTED FINANCIAL DATA

    The following table sets forth selected financial data of Coltec for the five years ended December 31, 1993. The selected financial data, with the exception of order backlog and employee data, were derived from the financial statements of Coltec, certain of which statements have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their report included elsewhere herein.

                                                                     YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------------------------
                                                      1993        1992        1991        1990        1989
                                                    ---------   ---------   ---------   ---------   ---------
                                                          (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Sales.............................................  $ 1,334.8   $ 1,368.7   $ 1,373.0   $ 1,487.2   $ 1,516.7
                                                    ---------   ---------   ---------   ---------   ---------
Operating income (a)..............................      211.7       243.1       229.0       268.9       272.8
                                                    ---------   ---------   ---------   ---------   ---------
Earnings from continuing operations before
 interest, income taxes and extraordinary item
 (b)..............................................      211.7       243.1       230.4       278.1       278.6
Interest and debt expense, net....................      110.2       135.8       199.9       203.4       211.8
Provision for income taxes........................       36.3        42.6        28.3        33.8        16.8
                                                    ---------   ---------   ---------   ---------   ---------
Earnings from continuing operations before
 extraordinary item (a)...........................       65.2        64.7         2.2        40.9        50.0
Discontinued operations (c).......................     --          --          --            17.7         3.6
Extraordinary item (d)............................      (17.8)     (106.9)         .6        (4.5)       (6.1)
                                                    ---------   ---------   ---------   ---------   ---------
Net earnings (loss)...............................       47.4       (42.2)        2.8        54.1        47.5
                                                    ---------   ---------   ---------   ---------   ---------
Earnings (loss) per common share:
  Continuing operations (a).......................        .94        1.11         .09        1.64        2.00
  Discontinued operations.........................     --          --          --             .70         .14
  Extraordinary item..............................       (.26)      (1.83)        .02        (.18)       (.24)
                                                    ---------   ---------   ---------   ---------   ---------
  Net earnings (loss).............................        .68        (.72)        .11        2.16        1.90
                                                    ---------   ---------   ---------   ---------   ---------
Ratio of earnings to fixed charges (e)............        1.9         1.8         1.2         1.4         1.3
                                                    ---------   ---------   ---------   ---------   ---------
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital...................................      163.1        95.3       168.8       162.9       207.3
Total assets......................................      806.4       828.8       834.2       876.8       952.3
Long-term debt (including current portion)........    1,033.6     1,122.1     1,622.9     1,646.3     1,747.4
Shareholders' equity..............................     (625.5)     (666.6)   (1,194.5)   (1,188.4)   (1,241.3)
OTHER OPERATING DATA:
Operating margin (a)..............................       15.9%       17.8%       16.7%       18.1%       18.0%
Cash provided by operating activities.............      105.2       119.9       149.2       155.5       114.3
Capital expenditures..............................       38.6        25.0        26.2        23.2        28.7
Depreciation of property, plant and equipment.....       33.2        35.3        36.9        36.8        36.7
Order backlog (at end of period)..................      669.7       709.1       808.8       864.2       831.0
Number of employees (at end of period)............     10,000      10,700      11,400      12,400      13,300
                                                    ---------   ---------   ---------   ---------   ---------
                                                    ---------   ---------   ---------   ---------   ---------

- ------------
(a) Operating income for 1993 includes a $25.2 million ($15.3 million after taxes, or 22 cents per common share) restructuring charge to cover the cost of consolidation and rearrangement of certain manufacturing facilities and related reductions in work force, primarily in the Aerospace/Government segment, as well as at Central Moloney Transformer Division. If the restructuring charge was excluded, operating income, earnings from continuing operations before extraordinary item, earnings per common share from continuing operations and the operating margin would have been $236.9 million, $80.5 million, $1.16 and 17.7%, respectively, in 1993. Central Moloney Transformer was sold in January, 1994.
(b) Earnings from continuing operations before interest, income taxes and extraordinary item include for 1991, 1990 and 1989, $1.4 million, $9.2 million and $5.8 million, respectively, of dividend income from Coltec's minority interest in Crucible Materials Corporation. If such item was excluded, earnings from continuing operations before interest, income taxes and extraordinary item would have been $229.0 million, $268.9 million and $272.8 million for the years ended December 31, 1991, 1990 and 1989, respectively.
(c) On March 22, 1990, Coltec sold substantially all the assets of the Colt Firearms Division to a company formed by a group of private investors for total proceeds of $51.6 million and a gain of $17.3 million. Coltec has accounted for the sales, expenses, assets and liabilities of Colt Firearms as a discontinued operation.
(d) Coltec recognized extraordinary items in each of the five years ended December 31, 1993 in connection with debt refinancings and early retirement of debt; and, in addition, in the year ended December 31, 1992 in connection with the recapitalization.
(e) For purposes of calculating the ratio of earnings to fixed charges, earnings are determined by adding fixed charges (excluding capitalized interest) and income taxes to earnings from continuing operations. Fixed charges consist of interest expense, capitalized interest and that portion of rental expense deemed to be representative of the interest factor.

                                FINANCIAL REVIEW
                             RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1993, COMPARED TO YEAR ENDED DECEMBER 31, 1992

    Earnings before extraordinary item for 1993 were $80.5 million, equal to $1.16 per common share, excluding a restructuring charge of $25.2 million ($15.3 million after taxes, or 22 cents per common share) recorded by Coltec in the second quarter of 1993. This compared with earnings before extraordinary item of $64.7 million, or $1.11 per common share, in 1992. In January 1994, Coltec entered into a $415.0 million reducing revolving credit facility (the "1994 Credit Agreement"). Had this facility been entered into at the beginning of 1993, earnings before extraordinary item for 1993 would have increased by $10.1 million, or 14 cents per common share. Sales were $1,334.8 million in 1993 compared with $1,368.7 million in 1992. Operating income for 1993 was $236.9 million and the operating margin was 17.7%, excluding the restructuring charge; and for 1992, operating income was $243.1 million and the operating margin was 17.8%. Although sales and operating income declined slightly in 1993, Coltec was able to maintain its operating margin at about the same level as in 1992. This performance was achieved despite 1993 being a difficult year for two of the major markets served by Coltec. The aerospace industry continued to be impacted by declining orders for new commercial aircraft and cuts in defense spending; and the nation's manufacturing sector, the primary market for the Industrial segment, remained weak.

    Excluding the restructuring charge, the Aerospace/Government segment reported a 16% decline in operating income in 1993 on a 13% sales decline and an operating margin of 18.9% compared with 19.5% last year. Operating income for 1993 was $85.5 million on sales of $453.3 million, compared with operating income of $102.1 million on sales of $523.7 million in the prior year. The Automotive segment achieved a record 23.8% operating margin in 1993, compared with 21.1% in 1992, a 25% improvement in operating income and an 11% increase in sales. Operating income was $106.2 million on sales of $445.7 million compared with operating income of $85.1 million on sales of $402.6 million in 1992. This strong performance reflects higher new car and truck production, increased applications for segment components and the introduction of new automotive products. In the Industrial segment, operating income and sales were down 6% and 2%, respectively, and segment operating margin declined to 18.2% from 19.0% in 1992. Segment operating income was $79.6 million and sales were $436.7 million, compared with operating income of $84.4 million and sales of $443.8 million in 1992. Record sales and earnings performances were reported by Quincy Compressor and Garlock Bearings Divisions, while Central Moloney Transformer, Garlock Mechanical Packing and France Compressor Products Divisions, and FMD Electronics reported lower results in 1993. Excluding Central Moloney Transformer, which was sold in January 1994, sales were up 2% to $372.5 million compared with $365.3 million in 1992, operating income was $80.7 million, down slightly from $81.9 million in 1992, and segment operating margin for 1993 was 21.7% compared with 22.4% in 1992.

    Following is a discussion of the results of operations for the year ended December 31, 1993, compared to the year ended December 31, 1992.

    SALES. Sales of $1,334.8 million in 1993 were 2% lower than the $1,368.7 million in 1992. In the Aerospace/Government segment, sales were $453.3 million compared with $523.7 million last year. The decline in Aerospace/Government segment sales reflects lower demand for new commercial aircraft resulting from the excess capacity of the world airline fleets, as well as continued declines in defense spending. In spite of the weak economic conditions in the aerospace industry, Coltec began shipping components for new commercial programs in 1993, including landing gear systems for the Boeing 777 aircraft and flight controls for the Fokker Fo-70 aircraft. In 1993, sales to the military and other branches of the United States Government accounted for $173 million, or 38%, of total sales for the Aerospace/Government segment, compared with $192 million, or 37%, in 1992 and $223 million, or 40%, in 1991. For Coltec, sales to the military and other branches of the United States Government were $190 million, $210 million and $224 million, or 14%, 15% and 16%, in 1993, 1992, and 1991, respectively. In 1993, Menasco Aerosystems Division reported lower commercial sales of landing gear systems for both the Boeing 757 and 767 aircraft and lower military sales, primarily for spare parts. Menasco Aerospace Ltd in Canada reported lower shipments of landing gear systems for the Boeing 737 and McDonnell Douglas MD-80 aircraft and flight controls for the Fokker Fo-100 aircraft. Sales of overhaul and repair services declined at Menasco Overhaul Division due mainly to increased competition and the economic slowdown in Europe. The decline in sales at Fairbanks Morse Engine Division was due to completion of government programs and lower shipments of engines to the commercial sector. Late in 1993, Fairbanks Morse Engine was awarded a contract to provide engines for the U.S. Navy Sealift program. Sales at Chandler Evans Control Systems Division declined in 1993 on lower demand for fuel pumps from both the commercial and military markets. Walbar reported higher sales in 1993 on increased demand for repair and coating services for gas turbine engine components, and on increased shipments of turbine blades and vanes for commercial aircraft engines.

    For 1993, Automotive segment sales increased 11% to $445.7 million, reflecting the recovery of the domestic automotive industry that began last year and continued to accelerate in 1993. Also contributing to the sales improvement were increased applications for segment components and the introduction of new automotive products. Sales were higher at Holley Automotive Division on increased demand for manifold assemblies and transmission solenoids, and on the introduction of new automotive products. Coltec Automotive Division reported increased shipments of oil pumps into the European automotive market and mechanical emission control air pumps for use on light trucks and vans. The sales improvement at Stemco Truck Products Division was due to the continued demand for wheel lubrication systems from original equipment manufacturers, reflecting increased truck and trailer production, and to increased aftermarket shipments, resulting from gains in market share. Farnam Sealing Systems reported higher sales on increased demand from the original equipment market for engine and transmission products. Holley Replacement Parts reported lower sales in 1993 reflecting the continuing decline in demand for carburetors in the aftermarket.

    Sales for the Industrial segment in 1993 were $436.7 million, or 2% lower than in 1992. Sales were higher at Quincy Compressor on increased shipments of rotary screw air compressors, strong demand for compressor parts and accessories, and new product introductions. Garlock Bearings reported higher sales on new applications for DU bearings and strong demand from the truck market for DX bearings. Sales were up at Sterling Die and Haber Tool due primarily to increased demand from the automotive market, and at Garlock Plastomer Products on strong acceptance from the aerospace industry for its new PTFE insulating tape. At Garlock Mechanical Packing Division, sales of KLOZURE oil seals and industrial seals were higher on increased demand from original equipment manufacturers; while sales of gasketing and compressed sheet products declined due to softness in the petrochemical market. Sales were lower in 1993 at Central Moloney Transformer reflecting the low level of demand for transformers and competitive pricing pressures, and at Garlock Valves & Industrial Plastics Division due to the slowdown in the European economy. Delavan Commercial Products Division reported lower sales due to the foreign exchange translation impact on sales of its U.K. affiliate and to lower demand for agricultural nozzles and pumps, resulting from the flooding in the Midwest.

    COST OF SALES. Cost of sales decreased 4% in 1993 reflecting lower sales volume for the Aerospace/ Government segment and Central Moloney Transformer, improved manufacturing processes, lower maintenance cost and depreciation expense, and benefits realized from the restructuring program. As a percent of sales, cost of sales declined to 67.6% from 69.0% in 1992.

    SELLING AND ADMINISTRATIVE EXPENSE. Selling and administrative expense, including other income and expense, increased 6% in 1993. This increase results primarily from a full year of amortization expense on restricted stock awards granted in 1992 and from the inclusion in 1992 of a nonrecurring reduction in insurance cost and receipt of a license fee by Menasco Aerosystems. The increase in 1993 selling and administrative expense was offset in part by recovery of previously incurred engineering expense by Coltec Automotive. As a percent of sales, selling and administrative expense increased to 14.4% from 13.2% in 1992.

    RESTRUCTURING CHARGE. The $25.2 million restructuring charge recorded in the second quarter of 1993 covers the cost of consolidation and rearrangement of certain manufacturing facilities and related reductions in work force, primarily in the Aerospace/Government segment, as well as at Central Moloney Transformer. Key elements of the restructuring program include closing a landing gear manufacturing facility and consolidation of landing gear production at two existing Menasco facilities, closing a turbine engine components facility and consolidating production of these components at three existing Walbar facilities, and closing one of two Central Moloney Transformer plants. At Chandler Evans Control Systems, the manufacturing area was reduced; and at Holley Replacement Parts, administrative offices and the distribution operation are being relocated to one of the division's manufacturing facilities. During 1993, significant progress was made toward achieving the objectives of the restructuring program and the program is expected to be completed in 1994.

    INTEREST AND DEBT EXPENSE, NET. Net interest expense declined $25.7 million, or 19%, in 1993. Included in 1992 was substantial interest expense that was reduced significantly by the recapitalization completed by Coltec on April 1, 1992.

    PROVISION FOR INCOME TAXES. The effective income tax rate for 1993 was 35.75% compared with 39.7% in 1992. The lower effective tax rate for 1993 is principally due to the disaffiliation of Coltec from Coltec Holdings Inc. ("Holdings") as a result of the recapitalization and the adjustment of reserves, partially offset by the increase in the U.S. statutory rate from 34% to 35%.

    EXTRAORDINARY ITEM. In 1993, Coltec incurred extraordinary charges of $17.8 million in connection with debt refinancings and the early retirement of debt. This included $14.7 million from a debt refinancing completed in January 1994. In 1992, Coltec incurred extraordinary charges of $105.3 million, in connection with the recapitalization, and $1.6 million, from the early retirement of debt.

YEAR ENDED DECEMBER 31, 1992, COMPARED TO YEAR ENDED DECEMBER 31, 1991

    In 1992, earnings before extraordinary item were $64.7 million, equal to $1.11 per common share, compared with $2.2 million, or 9 cents per common share, in 1991. The lower 1991 earnings reflected substantial interest expense, reduced significantly by the recapitalization. Giving pro forma effect to the recapitalization as if it had occurred on January 1, 1991, Coltec would have reported earnings before extraordinary item for 1992 of $82.4 million, or $1.19 per common share, compared with earnings of $56.5 million, or 82 cents per common share, in 1991. Operating income for 1992 increased 6% over 1991 on a slight decline in sales. Operating income was $243.1 million in 1992 on sales of $1,368.7 million, compared with operating income of $229.0 million on sales of $1,373.0 million in 1991. Coltec's operating margin improved from 16.7% in 1991 to 17.8% in 1992. The 1992 results were achieved in spite of continued reductions in defense spending and the slowdown in certain commercial programs that unfavorably impacted the Aerospace/Government segment and resulted in a 12% decline in Coltec's order backlog from the level at year-end 1991. Both sales and operating income in the Aerospace/Government segment declined 7% in 1992, however the segment maintained its 1991 operating margin of 19.5%. Operating income for the Aerospace/Government segment in 1992 was $102.1 million on sales of $523.7 million, compared with operating income of $109.6 million on sales of $562.8 million in 1991. In the Automotive segment, operating income was up 44% in 1992 on an 8% sales increase and segment operating margin improved to 21.1% from 15.9% in 1991. Segment operating income was $85.1 million and sales were $402.6 million compared with operating income of $59.3 million and sales of $372.6 million in 1991. This strong performance by the Automotive segment was aided by increased new car and truck production, the introduction of new automotive products having higher margins and recovering aftermarket sales. In the Industrial segment, operating income increased 5% on a slight improvement in sales and segment operating margin improved to 19.0% from 18.3% in 1991, despite the lack of significant growth during 1992 in many of the markets served. Operating income and sales for the Industrial segment were $84.4 million and $443.8 million, respectively, in 1992. This compared with operating income and sales of $80.2 million and $439.3 million, respectively, in 1991. The segment's improved results were paced by the strong performances of Garlock Bearings and Quincy Compressor. Following is a discussion of the results of operations for the year ended December 31, 1992, compared to the year ended December 31, 1991.

    SALES. For 1992, sales totaled $1,368.7 million, which was slightly lower than the $1,373.0 million reported in 1991. In the Aerospace/Government segment, sales declined 7% to $523.7 million compared with $562.8 million in 1991. The sales decline was due to continued reductions in defense spending and stretch-out of certain commercial programs. Lower sales at Menasco Aerosystems were due primarily to a reduction in military spare parts sales and, to a lesser extent, a reduction in commercial spare part sales. This sales decline was offset in part by increased
shipments  of landing gear  systems for the Lockheed/Boeing   16 and Boeing 757
aircraft. Sales were down at Menasco Aerospace reflecting a program stretch-out on the McDonnell Douglas MD-80 aircraft and lower spare parts sales. The weak economic condition of the airline industry resulted in lower demand for landing gear overhaul services at Menasco Overhaul. Walbar reported a decline in sales on lower shipments of compressor blades and vanes to aircraft engine manufacturers for military applications. Chandler Evans Control Systems reported lower sales of spare parts to both the military and commercial markets, however the division was able to offset this sales decline with sales of new products. Higher sales at Delavan Gas Turbine Products resulted from increased overhaul services and at Lewis Engineering from improved pricing.

    Sales for the Automotive segment increased 8% to $402.6 million, reflecting increased new car and truck production, the introduction of new automotive products having higher margins and recovering aftermarket sales. Contributing to the higher sales was the initial production of the Chrysler LH car models which use Holley throttle bodies and other fuel system components. All divisions within the Automotive segment reported increased sales in 1992. Higher sales at Holley Automotive were due to strong demand for transmission solenoids and the introduction of new automotive products. At Coltec Automotive, shipments of both mechanical air pumps and oil pumps were above 1991 levels. In addition, tooling and prototype sales were higher. In 1992, Coltec Automotive began initial shipments of oil pumps into the European automotive market. The sales increase at Holley Replacement Parts was due to improved pricing and higher volume for remanufactured and performance carburetors resulting from increased market penetration. The sales improvement at Stemco Truck Products was due to selected price increases and to an increase in shipments of wheel lubrication systems to the original equipment market. Farnam Sealing Systems reported higher sales on the introduction of new engine and transmission products.

    Industrial segment sales of $443.8 million were slightly higher in 1992. Sales were up significantly at Garlock Bearings on increased demand for DU bearings from the automotive market and new applications for DX bearings. Sales were higher at Quincy Compressor on increased demand for reciprocating and rotary screw air compressors and from improved pricing. The Sterling Die and Haber Tool operations benefited from increased sales to the automotive market. At Delavan Commercial Products, sales of fuel spray nozzles were up to the home heating market, reflecting cooler weather in the Northeast and higher sales to Europe and Japan, and to the industrial market, reflecting increased pollution-control applications. Sales were down at Central Moloney Transformer due to lower pricing and reduced volume, attributable to a fall off in demand for transformers related to a decline in housing starts. Due to weak market conditions in 1992, Garlock Mechanical Packing reported sales declines in Canada and Mexico and in its hydraulic components, compression packing and mechanical seals product lines. These declines were offset in part by increased sales of industrial sealing and gasketing products, price increases and new product sales. Lower sales were also reported in 1992 by France Compressor Products.

    COST OF SALES. Cost of sales decreased 2% in 1992 reflecting the lower sales volume in the Aerospace/ Government segment, reductions in work force and benefits realized from manufacturing efficiencies and cost-reduction programs. As a percent of sales, cost of sales declined to 69.0% from 70.4% in 1991.

    SELLING AND ADMINISTRATIVE EXPENSE. Selling and administrative expense, including other income and expense, increased 2% in 1992. Selling and administrative expense for 1992 reflected a $3.5 million reduction in insurance cost compared with a $6.5 million reduction in 1991. These reductions were realized from the sale of stock in a company formed in 1986 to provide insurance coverage then largely unavailable. The increase in 1992 selling and administrative expense was offset in part by higher license fee receipts received by Menasco Aerosystems in 1992. As a percent of sales, selling and administrative expense was 13.2% in 1992 compared to 12.9% in 1991.

    INTEREST  AND  DEBT  EXPENSE,  NET.   Net  interest  expense  declined $64.1
million, or 32%, in 1992. Included in 1991 was substantial interest expense that was reduced significantly by the recapitalization.

    PROVISION FOR INCOME TAXES. The effective income tax rates were 39.7% and 92.8% for 1992 and 1991, respectively. The lower effective rate for 1992 reflected a lower tax cost to repatriate non-U.S. earnings and no adverse effect of unutilized operating losses as a result of higher income for 1992.

    EXTRAORDINARY ITEM. In 1992, Coltec incurred extraordinary charges of $105.3 million in connection with the recapitalization, primarily for premiums, expenses and write-off of deferred financing costs from early retirement of debt; and $1.6 million from the write-off of deferred financing costs from early retirement of debt and from a debt refinancing. In 1991, Coltec recognized an extraordinary gain of $.6 million resulting from the purchase of its debentures.

INDUSTRY SEGMENT INFORMATION

    The following table shows financial information by industry segment for the five years ended December 31, 1993.

                                                        YEAR ENDED DECEMBER 31,
                                     --------------------------------------------------------------
                                        1993         1992         1991         1990         1989
                                     ----------   ----------   ----------   ----------   ----------
                                                         (DOLLARS IN MILLIONS)
Sales:
  Aerospace/Government.............  $    453.3   $    523.7   $    562.8   $    581.9   $    570.5
  Automotive.......................       445.7        402.6        372.6        436.1        479.3
  Industrial.......................       436.7        443.8        439.3        470.2        468.8
  Intersegment elimination (a).....         (.9)        (1.4)        (1.7)        (1.0)        (1.9)
                                     ----------   ----------   ----------   ----------   ----------
    Total..........................  $  1,334.8   $  1,368.7   $  1,373.0   $  1,487.2   $  1,516.7
                                     ----------   ----------   ----------   ----------   ----------
                                     ----------   ----------   ----------   ----------   ----------
Operating income (b):
  Aerospace/Government.............  $     67.8   $    102.1   $    109.6   $    107.6   $    118.7
  Automotive.......................       102.4         85.1         59.3         93.9         92.6
  Industrial.......................        75.9         84.4         80.2         96.1         86.7
                                     ----------   ----------   ----------   ----------   ----------
    Total segments.................       246.1        271.6        249.1        297.6        298.0
  Corporate unallocated (c)........       (34.4)       (28.5)       (20.1)       (28.7)       (25.2)
                                     ----------   ----------   ----------   ----------   ----------
    Operating income...............  $    211.7   $    243.1   $    229.0   $    268.9   $    272.8
                                     ----------   ----------   ----------   ----------   ----------
                                     ----------   ----------   ----------   ----------   ----------
Operating margin (b):
  Aerospace/Government.............       15.0%        19.5%        19.5%        18.5%        20.8%
  Automotive.......................        23.0         21.1         15.9         21.5         19.3
  Industrial (d)...................        17.4         19.0         18.3         20.4         18.5
                                     ----------   ----------   ----------   ----------   ----------
    Total..........................       15.9%        17.8%        16.7%        18.1%        18.0%
Return on total assets (e):
  Aerospace/Government.............       17.6%        26.3%        26.7%        25.1%        25.6%
  Automotive.......................        82.2         71.8         48.1         66.3         57.2
  Industrial.......................        42.1         45.2         42.2         49.1         41.5
                                     ----------   ----------   ----------   ----------   ----------
    Total..........................       26.3%        29.3%        27.5%        30.7%        28.9%
Backlog (f):
  Aerospace/Government.............  $    524.5   $    576.9   $    697.2   $    738.5   $    696.4
  Automotive.......................        77.6         64.8         47.0         51.5         56.4
  Industrial.......................        67.6         67.4         64.6         74.2         78.2
                                     ----------   ----------   ----------   ----------   ----------
    Total..........................  $    669.7   $    709.1   $    808.8   $    864.2   $    831.0
                                     ----------   ----------   ----------   ----------   ----------
                                     ----------   ----------   ----------   ----------   ----------

- ---------
(a) Reflects elimination of intercompany sales between divisions in different segments.
(b) The $25.2 million restructuring charge is included in 1993 segment operating income as follows: $17.7 million in Aerospace/Government, $3.8 million in Automotive and $3.7 million in Industrial. Excluding the restructuring charge, operating income and the operating margin for 1993 would have been $85.5 million and 18.9% for Aerospace/Government, $106.2 million and 23.6% for Automotive and $79.6 million and 18.2% for Industrial.
(c) Represents corporate selling and administrative expense, including other income and expense, that is not allocable to individual industry segments.
(d)   Excluding  Central Moloney Transformer Division, which was sold in January
      1994, the operating margins for the Industrial segment would have been 21.7% in 1993, 22.4% in 1992, 21.7% in 1991, 23.2% in 1990 and 20.0% in
      1989.
(e) Return on total assets is calculated for each segment by dividing segment operating income by segment total assets for December 31, and for total
      Coltec by dividing total Coltec operating income by total assets at December 31, less assets of discontinued operations.
(f) Of the $669.7 million backlog at December 31, 1993, $255.2 million was scheduled to be shipped beyond 1994.

DISCONTINUED OPERATIONS

    On March 22, 1990, Coltec sold substantially all of the assets of the Colt Firearms Division to the parent company of Colt's Manufacturing Company, Inc. (collectively with its parent company, "Colt's Manufacturing"), a company formed by a group of private investors, for cash and certain securities of Colt's Manufacturing. At December 31, 1993, Coltec's investment in Colt's Manufacturing was fully reserved.

    On March 18, 1992, Colt's Manufacturing filed a petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code and on January 19, 1993, the Official Committee of Unsecured Creditors of Colt's Manufacturing Company, Inc. filed a fraudulent conveyance action against Coltec and other defendants. Coltec believes that it has adequately provided for any liabilities Coltec may incur with respect to Colt's Manufacturing and accordingly does not believe that the Chapter 11 filing or the associated financial condition of Colt's Manufacturing or the fraudulent conveyance action will have a material adverse effect on Coltec's results of operations and financial condition.

                        LIQUIDITY AND FINANCIAL POSITION

    On April 1, 1992, Coltec completed a recapitalization that included a public offering of common stock, two debt offerings and a new bank financing arrangement. The recapitalization reduced the aggregate indebtedness of Coltec and Holdings, refinanced a substantial portion of remaining indebtedness on more favorable terms and improved Coltec's operating and financial flexibility. On November 18, 1993, Holdings became a wholly-owned subsidiary of Coltec as a result of a reorganization that resulted in the exchange by the Holdings shareholders of their shares of common stock of Holdings for 35.5% or 24,830,000 shares of common stock of Coltec (the "Holdings Reorganization"). Immediately before this exchange, Holdings owned 35.7% or 25,000,000 shares of the common stock of Coltec.

    Funds from operations continue to be the main source of financing for Coltec's businesses and for repaying its debt. In 1993, cash provided by operating activities was $105.2 million compared with $119.9 million in 1992 and $149.2 million in 1991. The lower cash from operations in 1993 was due primarily to increased working capital requirements. In addition to the $105.2 million of cash generated in 1993, Coltec received $26.7 million of cash in the Holdings Reorganization. These funds were used to reduce indebtedness by $92.1 million and invest $38.6 million in capital expenditures. As a result of an agreement with one of its insurance carriers, Coltec began collecting in the third quarter of 1993 its receivable from insurance carriers for asbestos product liability claims and related litigation costs. Included in current receivables at December 31, 1993 was $35.8 million due from insurance carriers. Excluding this amount, receivables increased 2% to $125.7 million at December 31, 1993 and receivable days outstanding were 36 compared with 35 days at year-end 1992. Inventories of $167.8 million at December 31, 1993, were slightly higher than at year-end 1992, and inventory turnover was 4.76 times in 1993 compared with 4.83 times in 1992. Cash and cash equivalents at December 31, 1993, were $5.7 million compared with $7.2 million at December 31, 1992.

Working capital at December 31, 1993, was $163.1 million and the current ratio was 1.83. This compares with working capital of $95.3 million and a current ratio of 1.39 at December 31, 1992. The increase in working capital results from the receivable from insurance carriers and the reduction in current maturities of long-term debt, reflecting the debt refinancing completed in January 1994.

    At December 31, 1993, total debt was $1,033.6 million compared with $1,122.1 million at December 31, 1992. During 1993, Coltec redeemed $50.0 million of its 11 1/4% debentures and refinanced $15.1 million of its 9 7/8% industrial revenue bonds with like bonds having interest rates of 6.4% to 6.55%. The 1994 Credit Agreement, which expires June 30, 1999, has resulted in reducing Coltec's mandatory debt repayments over the next five years by approximately $120.0 million and will result in lower interest cost in future years. The 1994 Credit Agreement also provides up to $100 million for issuance of letters of credit and will be reduced $50.0 million on both January 11, 1997 and 1998. On January 11, 1994, borrowings of $324.0 million were outstanding and letters of credit of $43.6 million were issued under the 1994 Credit Agreement leaving $47.4 million available for additional borrowings and the issuance of additional letters of credit. The 1994 Credit Agreement was used to prepay indebtedness outstanding and replace letters of credit issued under a credit agreement entered into in 1992 (the "1992 Credit Agreement"). The remaining balance of the 1994 Credit Agreement will be used for working capital and general corporate purposes. Coltec's loan agreements contain various restrictions and conditions, with which Coltec is in compliance. Management believes that cash generated from operations and borrowings available under the 1994 Credit Agreement will be adequate to meet Coltec's operating needs, planned capital expenditures and debt service requirements for the next several years.

    The negative balance in shareholders' equity of $625.5 million at December 31, 1993 compares with a negative balance of $666.6 million at year-end 1992. The $41.1 million increase in equity during 1993 reflects $47.4 million of net earnings, $2.8 million of amortization of unearned compensation related to restricted shares and $.2 million of proceeds and tax benefits from the exercise of stock options and the expiration of restrictions on restricted stock, offset by a $4.2 million minimum pension liability, a $3.6 million reduction in foreign currency translation adjustments, and $1.5 million of expenses incurred in connection with the Holdings Reorganization.

    Other assets at December 31, 1993, were $87.9 million or $41.7 million less than the balance at year-end 1992. This reduction results from the write-off of deferred financing cost as a result of the early retirement of the 1992 Credit Agreement and from the increase in amounts currently due from insurance carriers. Other liabilities increased $52.5 million during 1993 to $132.4 million at December 31, 1993. This increase results from recognition of a minimum pension liability, the assumption of liabilities in connection with the Holdings Reorganization and a reserve for environmental and product liability claims, established from proceeds to be received from insurance settlements. The $46.4 million in liabilities of discontinued operations at December 31, 1993, represented reserves to cover total future estimated costs of the disposition of Crucible Materials Corporation, the steelmaking facility in Midland, Pennsylvania, and Colt Firearms.

CAPITAL EXPENDITURES

    Capital expenditures were $38.6 million in 1993 compared to $25.0 million in 1992 and $26.2 million in 1991, as Coltec continues to invest in capital improvements to increase efficiency, reduce costs, pursue new opportunities, expand production and maintain facilities. The level of capital expenditures has and will vary from year to year, affected by the timing of capital spending for new production equipment for new products, periodic plant and facility expansion as well as cost reduction and labor efficiency programs. Capital expenditures during 1993 included construction of a manufacturing facility in Greenwood, South Carolina, for Walbar Metals; consolidation of landing gear production at the Ft. Worth, Texas, facility of Menasco Aerosystems, and production equipment to manufacture a new oil pump at Coltec Automotive. At December 31, 1993, Coltec had $14.9 of planned capital expenditures that included $4.7 million for a new landing gear overhaul facility in Ontario, Canada, and $1.7 million for consolidation of administrative offices and distribution operations of Holley Replacement Parts at Bowling Green, Kentucky.

ENVIRONMENTAL

    Coltec, in the ordinary course of conducting its business, is subject to numerous federal, state and local environmental laws and is a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, or similar state laws, in connection with alleged contamination at several sites. Coltec's annual expenditures (including capital expenditures) relating to environmental matters over the three years ended December 31, 1993 ranged from $4 million to $6 million, and Coltec expects such expenditures to range from $8 million to $11 million in each of 1994 and 1995. Coltec does not believe that costs for environmental matters will have a material effect on Coltec's results of operations and financial condition.

ASBESTOS LITIGATION

    With respect to asbestos product liability and related litigation costs, in 1993 two subsidiaries of Coltec received approximately 27,400 new lawsuits, with a comparable number of lawsuits received in 1992 and 1991. The subsidiaries made payments aggregating $38.7 million in 1993, $39.8 million in 1992 and $48.4 million in 1991, substantially all of which were covered by insurance.

    As of December 31, 1993, certain actions had been settled on a group basis with payments to be made to individual plaintiffs over periods of one to four years. In addition, in accordance with Coltec's internal procedures for the processing of asbestos product liability actions and due to the proximity to trial or settlement, certain outstanding actions have progressed to a stage where Coltec can reasonably estimate the cost to dispose of these actions. Coltec estimates that the aggregate cost of the disposition of the foregoing settled actions and actions in advanced stages of processing, including associated legal costs, is approximately $52.6 million and expects that this cost will be substantially covered by insurance.

    As of December 31, 1993, the two subsidiaries were among a number of defendants in approximately 68,500 actions, including approximately 6,100 actions in advanced stages of processing as described above. As of December 31, 1992, the number of outstanding actions approximated that as of December 31, 1993. The remaining 62,400 outstanding actions as of December 31, 1993 are in preliminary procedural stages. Coltec lacks sufficient information upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to estimate with reasonable certainty the liability or costs to Coltec. When asbestos actions are received they are typically forwarded to local counsel to ensure that the appropriate preliminary procedural response is taken. The complaints typically do not contain sufficient information to permit a reasonable evaluation as to their merits at the time of receipt and, in jurisdictions encompassing a majority of the outstanding actions the practice has been that little or no discovery or other action is taken until several months prior to the date set for trial. Accordingly, Coltec is generally unable to obtain the information necessary to analyze the actions in sufficient detail to estimate the ultimate liability or costs to Coltec, if any, until the actions appear on a trial calendar. A determination to seek dismissal, to attempt to settle or to proceed to trial is typically not made prior to the receipt of such information.

    It is also difficult to predict the number of asbestos lawsuits that Coltec's subsidiaries will receive in the future. Coltec has noted that, with respect to recently settled actions or actions in advanced stages of processing, the nature of the injuries alleged and the occupation of the plaintiffs are changing from those typically associated with asbestos-related disorders. Coltec is not able to determine with reasonable certainty whether this trend will continue. Based upon the foregoing, and due to the unique factors inherent in each of the actions including the nature of the disease, the occupation of plaintiffs, the presence or absence of other possible causes of plaintiffs' illness, the availability of legal defenses, such as the statute of limitations or state of the art, and whether the lawsuit is an individual one or part of a group, management is unable to estimate with reasonable certainty the cost of disposing of outstanding actions in the preliminary procedural stages or of actions that may be filed in the future. However, Coltec believes that it is in a favorable position compared to many other defendants because, among other things, the asbestos fibers in its asbestos-containing products were encapsulated. Considering the foregoing, as well as the experience of Coltec and other defendants in asbestos litigation, the likely sharing of judgments among multiple responsible defendants, and the amount of insurance coverage that Coltec expects to be available (approximately $1.5 billion as of December 31, 1993 from its solvent carriers), Coltec believes that pending and reasonably anticipated future actions are not likely to have a material effect on Coltec's results of operations and financial condition.

    Effective in the first quarter of 1994, Coltec will adopt the requirements of Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts." In accordance with Interpretation No. 39, Coltec will record an accrual for its liabilities for asbestos-related matters that are deemed probable and can be reasonably estimated, and will separately record an asset equal to the amount of such liabilities that is expected to be recovered by insurance. Accordingly, the liabilities and assets to be recorded in 1994 will relate only to settled actions and actions in advanced stages of processing which approximated $52.6 million as of December 31, 1993. Coltec does not expect that the adoption of Interpretation No. 39 will have a material effect on Coltec's results of operations and financial condition.

                          OTHER FINANCIAL INFORMATION

PRO FORMA RESULTS OF OPERATIONS

    Giving pro forma effect to the recapitalization as if it had occurred on January 1, 1991, Coltec would have reported earnings before extraordinary item as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                  1992               1991
                                                              ------------       ------------
                                                              (IN MILLIONS, EXCEPT PER SHARE
                                                                           DATA)
Earnings before interest, income taxes and extraordinary
 item.......................................................     $   243.1          $   230.4
Interest and debt expense, net..............................         116.7              117.6
Provision for income taxes..................................          44.0               56.3
                                                                    ------             ------
Earnings before extraordinary item..........................     $    82.4          $    56.5
                                                                    ------             ------
Earnings per common share before extraordinary item (a).....     $    1.19          $     .82
                                                                    ------             ------
                                                                    ------             ------

- ---------
(a) Pro forma earnings per common share before extraordinary item by quarter would have been 22 cents, 33 cents, 29 cents and 35 cents for the first, second, third and fourth quarters of 1992, respectively; and 15 cents, 23 cents, 29 cents and 15 cents for the like quarters of 1991.

EFFECT OF INFLATION

    Inflation has not had a major impact on the operations of Coltec during the past three years. Coltec generally has been able to offset the effects of inflation with price increases, cost-reduction programs and operating efficiencies.

IMPACT OF NEW ACCOUNTING STANDARDS

    Coltec adopted Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and No. 109,
"Accounting for Income Taxes" effective January 1, 1993; and No. 112, "Employers' Accounting for Postemployment Benefits" effective January 1, 1994. The adoption of these standards did not have a material effect on Coltec's results of operations and financial condition.

    Based on preliminary analyses, Coltec does not expect that the future adoption of Financial Accounting Standards No.114, "Accounting by Creditors for Impairment of a Loan," and No. 115, "Accounting for Certain Investments in Debt and Equity Securities" will have a material effect on Coltec's results of operations and financial condition.

DIVIDENDS

    No dividends were paid in 1993 and 1992, and no dividends are expected to be paid in 1994.

COMMON STOCK DATA

    Coltec's common stock (symbol COT) is listed on the New York and Pacific Stock Exchanges. The high and low prices of the stock since it began trading on March 25, 1992, based on the Composite Tape, were as follows:

                                 1993              1992
                           ----------------  ----------------
                            HIGH      LOW     HIGH      LOW
                           -------  -------  -------  -------
First quarter............   191/4    161/4    19       17
Second quarter...........   171/2    147/8    213/4    17
Third quarter............   18       151/4    191/4    153/8
Fourth quarter...........   193/8    16       191/4    141/8

    At December 31, 1993, there were 591 shareholders of record.

ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K AVAILABLE

    The annual report on Form 10-K, without exhibits, will be made available free of charge to interested shareholders upon written request to the Corporate Secretary, Coltec Industries Inc., 430 Park Avenue, New York, N.Y. 10022.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                     ASSETS

                                                               DECEMBER 31,
                                                           --------------------
                                                             1993        1992
                                                           --------    --------
                                                              (IN THOUSANDS)
CURRENT ASSETS
  Cash and cash equivalents (Notes 1 and 7)............    $  5,749    $  7,155
  Accounts and notes receivable (Notes 7 and 15)
    Trade..............................................     124,640     123,331
    Other..............................................      41,051       4,959
                                                           --------    --------
                                                            165,691     128,290
    Less allowance for doubtful accounts...............       4,170       4,614
                                                           --------    --------
                                                            161,521     123,676
  Inventories (Note 1)
    Finished goods.....................................      39,206      42,044
    Work in process and finished parts.................     103,166     102,787
    Raw materials and supplies.........................      25,405      22,075
                                                           --------    --------
                                                            167,777     166,906
  Deferred income taxes (Note 5).......................      17,036      33,080
  Other current assets.................................       8,587       7,710
                                                           --------    --------
    Total current assets...............................     360,670     338,527

PROPERTY, PLANT AND EQUIPMENT, AT COST (NOTE 1)
  Land and improvements................................      18,202      18,637
  Buildings and equipment..............................     130,085     132,013
  Machinery and equipment..............................     479,220     462,992
  Leasehold improvements...............................       8,445       8,491
  Construction in progress.............................      21,285      17,988
                                                           --------    --------
                                                            657,237     640,121
  Less accumulated depreciation and amortization.......     431,908     413,312
                                                           --------    --------
                                                            225,329     226,809
Costs in excess of net assets acquired, net of
 amortization (Note 1).................................     132,550     133,883
Other assets (Notes 6, 7 and 15).......................      87,863     129,557
                                                           --------    --------
                                                           $806,412    $828,776
                                                           --------    --------
                                                           --------    --------

  The accompanying notes to financial statements are an integral part of this statement.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                  DECEMBER 31,
                                                           ---------------------------
                                                              1993            1992
                                                           -----------     -----------
                                                           (IN THOUSANDS, EXCEPT SHARE
                                                                      DATA)
CURRENT LIABILITIES
  Current maturities of long-term debt (Notes 6, 7 and
   16).................................................    $     1,543     $    48,645
  Accounts payable.....................................         64,791          59,287
  Accrued expenses
    Salaries, wages and employee benefits..............         40,946          49,661
    Taxes..............................................         30,103          30,876
    Interest...........................................         23,887          20,626
    Other..............................................         32,272          29,100
                                                           -----------     -----------
                                                               127,208         130,263
  Current portion of liabilities of discontinued
   operations..........................................          4,000           5,046
                                                           -----------     -----------
      Total current liabilities........................        197,542         243,241

Long-term debt (Notes 6, 7 and 16).....................      1,032,089       1,073,450
Deferred income taxes (Note 5).........................         27,543          53,116
Other liabilities......................................        132,367          79,854
Liabilities of discontinued operations.................         42,361          45,759
Commitments and contingencies (Note 15)
Shareholders' equity (Notes 1, 8, 9 and 13)
  Preferred stock
   $.01 par value, 2,500,000 shares authorized, shares
   outstanding -- none.................................             --             --
  Common stock
   $.01 par value, 100,000,000 shares authorized,
   69,943,341 and 69,853,464 shares issued at December
   31, 1993 and 1992, respectively (excluding
   25,000,000 shares held by a wholly-owned subsidiary
   at December 31, 1993)...............................            699             699
  Capital in excess of par value.......................        636,846         634,088
  Retained earnings (deficit)..........................     (1,251,465)     (1,298,899)
  Unearned compensation -- restricted stock awards.....         (5,552)         (7,221)
  Minimum pension liability............................         (4,205)             --
  Foreign currency translation adjustments.............          1,077           4,689
                                                           -----------     -----------
                                                              (622,600)       (666,644)
  Less cost of 179,309 shares of common stock in
   treasury at December 31, 1993.......................         (2,890)             --
                                                           -----------     -----------
                                                              (625,490)       (666,644)
                                                           -----------     -----------
                                                           $   806,412     $   828,776
                                                           -----------     -----------
                                                           -----------     -----------

  The accompanying notes to financial statements are an integral part of this statement.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF EARNINGS

                                                                                  YEAR ENDED DECEMBER 31,
                                                                             ----------------------------------
                                                                                1993        1992        1991
                                                                             ----------  ----------  ----------
                                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                             DATA)
Net sales..................................................................  $1,334,829  $1,368,703  $1,372,979
                                                                             ----------  ----------  ----------
Costs and expenses
  Cost of sales............................................................     905,464     944,405     966,791
  Selling and administrative...............................................     192,437     181,176     177,168
  Restructuring charge (Note 3)............................................      25,219          --          --
                                                                             ----------  ----------  ----------
    Total costs and expenses...............................................   1,123,120   1,125,581   1,143,959
                                                                             ----------  ----------  ----------
Operating income...........................................................     211,709     243,122     229,020
Dividend income............................................................          --          --       1,431
                                                                             ----------  ----------  ----------
Earnings before interest, income taxes and extraordinary item..............     211,709     243,122     230,451
Interest and debt expense, net.............................................     110,190     135,862     199,942
                                                                             ----------  ----------  ----------
Earnings before income taxes and extraordinary item........................     101,519     107,260      30,509
Provision for income taxes (Note 5)........................................      36,293      42,577      28,300
                                                                             ----------  ----------  ----------
Earnings before extraordinary item.........................................      65,226      64,683       2,209
Extraordinary item (Note 4)................................................     (17,792)   (106,930)        591
                                                                             ----------  ----------  ----------
Net earnings (loss)........................................................  $   47,434  $  (42,247) $    2,800
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------
Earnings (loss) per common share (Note 1)
  Before extraordinary item................................................  $      .94  $     1.11  $      .09
  Extraordinary item.......................................................        (.26)      (1.83)        .02
                                                                             ----------  ----------  ----------
  Net earnings (loss)......................................................  $      .68  $     (.72) $      .11
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------
Weighted average number of common and common equivalent shares.............      69,591      58,413      25,000
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------

  The accompanying notes to financial statements are an integral part of this statement.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                   YEAR ENDED DECEMBER 31,
                                                                             -----------------------------------
                                                                                1993        1992         1991
                                                                             ----------   ---------   ----------
                                                                                       (IN THOUSANDS)
Cash flows from operating activities
  Net earnings (loss)......................................................  $   47,434   $ (42,247)  $    2,800
  Adjustments to reconcile net earnings (loss) to cash
    Extraordinary item.....................................................      17,792     106,930         (591)
    Restructuring charge...................................................      25,219          --           --
    Depreciation and amortization..........................................      49,092      49,129       44,916
    Noncash interest expense, net..........................................          --      25,180       92,991
    Deferred income taxes..................................................     (10,766)    (17,829)      22,607
    Receivable from insurance carriers.....................................       3,056     (15,660)      (2,816)
    Payment of liabilities of discontinued operations......................      (4,444)     (6,166)      (4,152)
    Other operating items..................................................     (11,809)      2,032      (13,702)
                                                                             ----------   ---------   ----------
                                                                                115,574     101,369      142,053
                                                                             ----------   ---------   ----------
Changes in assets and liabilities
  Accounts and notes receivable............................................      (2,007)     (7,896)      13,158
  Inventories..............................................................      (2,871)     15,261       25,099
  Deferred income taxes....................................................       3,501        (216)      (6,658)
  Other current assets.....................................................        (877)        738        1,235
  Accounts payable.........................................................       4,067      (4,819)      (4,587)
  Accrued expenses.........................................................     (12,169)     15,450      (21,060)
                                                                             ----------   ---------   ----------
    Changes in assets and liabilities......................................     (10,356)     18,518        7,187
                                                                             ----------   ---------   ----------
    Cash provided by operating activities..................................     105,218     119,887      149,240
                                                                             ----------   ---------   ----------
Cash flows from investing activities
  Cash received in Holdings reorganization.................................      26,749          --           --
  Proceeds from sale of an investment......................................          --       3,733       12,035
  Capital expenditures.....................................................     (38,587)    (24,997)     (26,239)
  Other -- net.............................................................       1,948      (3,503)       1,547
                                                                             ----------   ---------   ----------
    Cash used in investing activities......................................      (9,890)    (24,767)     (12,657)
                                                                             ----------   ---------   ----------
Cash flows from financing activities
  Proceeds from issuance of long-term debt.................................      46,069     150,000        5,557
  Retirement of long-term debt.............................................    (138,179)   (242,192)    (117,659)
  Net proceeds from issuance of common stock in recapitalization...........          --     625,575           --
  Net retirement of long-term debt in recapitalization.....................          --    (433,836)          --
  Payment of premiums, fees and expenses in recapitalization and debt
   refinancing.............................................................          --     (153,061)         --
  Distribution to Holdings pursuant to preferred stock redemption and tax
   sharing procedure.......................................................      (4,624)    (48,585)     (14,000)
                                                                             ----------   ---------   ----------
    Cash used in financing activities......................................     (96,734)   (102,099)    (126,102)
                                                                             ----------   ---------   ----------
Cash and cash equivalents
  Increase (decrease)......................................................      (1,406)     (6,979)      10,481
  At beginning of period...................................................       7,155      14,134        3,653
                                                                             ----------   ---------   ----------
  At end of period.........................................................  $    5,749   $   7,155   $   14,134
                                                                             ----------   ---------   ----------
                                                                             ----------   ---------   ----------

  The accompanying notes to financial statements are an integral part of this statement.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                     COLTEC INDUSTRIES INC AND SUBSIDIARIES

                                                         THREE YEARS ENDED DECEMBER 31, 1993
                  -----------------------------------------------------------------------------------------------------------------
                                                                 UNEARNED                FOREIGN
                     COMMON STOCK     CAPITAL IN   RETAINED    COMPENSATION-  MINIMUM    CURRENCY     TREASURY STOCK
                  ------------------  EXCESS OF    EARNINGS     RESTRICTED    PENSION   TRANSLATION ------------------
                    SHARES   AMOUNT   PAR VALUE    (DEFICIT)   STOCK AWARDS   LIABILITY ADJUSTMENTS  SHARES    AMOUNT      TOTAL
                  ---------- -------  ----------  -----------  -------------  --------  ----------  ---------  -------  -----------
                                                          (IN THOUSANDS, EXCEPT SHARE DATA)
Balance, January
 1, 1991......... 25,000,000   $250    $  --      $(1,201,630)   $  --        $ --        $13,019      --      $ --     $(1,188,361)
Net earnings.....                                       2,800                                                                 2,800
Distribution to
 Holdings
 pursuant to tax
 sharing
 procedure.......                                     (14,000)                                                              (14,000)
Proceeds from
 Holdings applied
 to purchase of
 Holdings senior
 discount
 debentures......                                       4,763                                                                 4,763
Foreign currency
 translation
 adjustments.....                                                                            271                                271
                  ---------- -------  ----------  -----------  -------------  --------  ----------  ---------  -------  -----------
Balance, December
 31, 1991........ 25,000,000    250       --       (1,208,067)      --          --        13,290       --        --      (1,194,527)
Net loss.........                                     (42,247)                                                              (42,247)
Issuance of stock
 in
 recapitalization.44,275,000    443      625,132                                                                            625,575
Distribution to
 Holdings
 pursuant to
 preferred stock
 redemption and
 tax sharing
 procedure.......                                     (48,585)                                                              (48,585)
Issuance of
 restricted
 stock, net......    578,464      6        8,956                     (7,221)                                                  1,741
Foreign currency
 translation
 adjustments.....                                                                         (8,601)                            (8,601)
                  ---------- -------  ----------  -----------  -------------  --------  ----------  ---------  -------  -----------
Balance, December
 31, 1992........ 69,853,464    699      634,088   (1,298,899)       (7,221)    --         4,689       --        --        (666,644)
Net earnings.....                                      47,434                                                                47,434
Issuance of
 restricted
 stock, net......     89,877   --          1,389                      1,669                           (14,309)    (229)       2,829
Exercise of stock
 options.........                             (4)                                                       5,000       79           75
Tax benefit from
 stock option and
 incentive
 plan............                            133                                                                                133
Stock exchange in
 the Holdings
 reorganization..                          1,240                                                     (170,000)  (2,740)      (1,500)
Minimum pension
 liability.......                                                              (4,205)                                       (4,205)
Foreign currency
 translation
 adjustments.....                                                                         (3,612)                            (3,612)
                  ---------- -------  ----------  -----------  -------------  --------  ----------  ---------  -------  -----------
Balance, December
 31, 1993........ 69,943,341   $699    $ 636,846  $(1,251,465)   $   (5,552)  $(4,205)    $1,077     (179,309) $(2,890) $  (625,490)
                  ---------- -------  ----------  -----------  -------------  --------  ----------  ---------  -------  -----------
                  ---------- -------  ----------  -----------  -------------  --------  ----------  ---------  -------  -----------

  The accompanying notes to financial statements are an integral part of this statement.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF ACCOUNTING POLICIES

    PRINCIPLES  OF CONSOLIDATION:   Investments  in which  Coltec Industries Inc
("Coltec") has ownership of 50% or more of the voting common stock are consolidated in the financial statements. Intercompany accounts and transactions are eliminated.

    CONSOLIDATED STATEMENT OF CASH FLOWS: Cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less. The effect of changes in foreign exchange rates on cash balances is not significant.

    Interest paid and federal and state income taxes paid and refunded were as follows:

                                                              1993        1992        1991
                                                           ----------  ----------  ----------
                                                                     (IN THOUSANDS)
Interest paid............................................  $  105,713  $  107,236  $  105,377
Income taxes --
  Paid...................................................      31,873      40,767      30,327
  Refunded...............................................       3,913       4,417       4,470

    FOREIGN CURRENCY TRANSLATION: The financial statements of foreign subsidiaries were prepared in their respective local currencies and are translated into U.S. dollars at year-end rates for assets and liabilities and at monthly weighted average rates for income and expenses. Translation adjustments are included in shareholders' equity. Foreign currency transaction gains and losses are included in net earnings. For 1993, 1992 and 1991, such gains and losses were not significant.

    INVENTORIES: Inventories, including inventories under long-term commercial and government contracts and programs, are valued at the lower of cost or market, less reserves of $18,086,000 and $16,789,000 at December 31, 1993 and 1992, respectively, for potential losses from excess and slow-moving inventories. At December 31, 1993 and 1992, $45,150,000 and $64,464,000,
respectively, of contract advances have been offset against inventories under long-term commercial and government contracts and programs in the Consolidated Balance Sheet. Losses on commercial and government contracts and programs are recognized in full when identified. At December 31, 1993 and 1992, an accrual for loss contracts and programs was not required. Cost elements included in inventory are material, labor and factory overhead, primarily using standard cost, which approximates actual cost. Cost on approximately 53% of the domestic inventory at December 31, 1993 was determined on the last-in, first-out basis. Cost on the remainder of the inventory is generally determined on the first-in, first-out basis. The excess of current cost over last-in, first-out cost at December 31, 1993 and 1992 was approximately $21,800,000 and $24,500,000, respectively.

    PROPERTY AND DEPRECIATION: Depreciation and amortization of plant and equipment are provided generally by using the straight-line method, based on estimated useful lives of the assets. For U.S. federal income tax purposes, most assets are depreciated using allowable accelerated methods.

    The ranges of estimated useful lives used in computing depreciation and amortization for financial reporting were as follows:

                                                                                YEARS
                                                                              ---------
Land improvements...........................................................       5-40
Buildings and equipment.....................................................      10-45
Machinery and equipment.....................................................       3-20

    For leasehold improvements, the estimated useful life used in computing amortization is the lesser of the asset life or the lease term.

    Interest cost incurred during the period of construction of plant and installation of equipment is capitalized as part of the cost of such plant and equipment.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
    Renewals and betterments are capitalized by additions to the related asset accounts, while repair and maintenance costs are charged against earnings. Coltec generally records retirements by removing the cost and accumulated depreciation from the asset and reserve accounts.

    At December 31, 1993 and 1992, Coltec had the following assets recorded under capital leases:

                                                                         1993       1992
                                                                       ---------  ---------
                                                                          (IN THOUSANDS)
Land and improvements................................................  $     285  $     294
Buildings and equipment..............................................      7,867      8,583
Machinery and equipment..............................................     11,059     11,023
Leasehold improvements...............................................      1,003      1,028
                                                                       ---------  ---------
                                                                          20,214     20,928
Less -- Accumulated depreciation and amortization....................     15,548     15,062
                                                                       ---------  ---------
                                                                       $   4,666  $   5,866
                                                                       ---------  ---------
                                                                       ---------  ---------

    ENVIRONMENTAL EXPENDITURES: Expenditures for environmental activities are expensed or capitalized in accordance with generally accepted accounting principles. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are accrued when it is probable that an obligation has been incurred and the amount can be reasonably estimated. Expenditures incurred for environmental compliance with respect to pollution prevention and ongoing monitoring programs are expensed as incurred. Expenditures that increase the value of the property are capitalized.

    START-UP COSTS: Start-up costs related to new operations and new product lines are expensed as incurred.

    REVENUE RECOGNITION: Revenue, including revenue under long-term commercial and government contracts and programs, is recorded at the time deliveries or customer acceptances are made and Coltec has the contractual right to bill.

    COSTS IN EXCESS OF NET ASSETS ACQUIRED: It is Coltec's policy to amortize the excess costs arising from acquisitions on a straight-line basis over periods not to exceed 40 years. At December 31, 1993 and 1992, accumulated amortization was $52,063,000 and $47,036,000, respectively.

    SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE: In November 1991, Coltec increased the amount of authorized common stock to 100,000,000 shares and decreased the par value of the preferred stock and the common stock to $.01 per share. In January 1992, Coltec effected a 250,000 for 1 split of its common stock. Reference is made to Note 2 for information relating to the Recapitalization.

    In November 1993, all the shareholders of Coltec Holdings Inc. ("Holdings"), the former parent company of Coltec, exchanged their shares of common stock of Holdings for 35.5% or 24,830,000 shares of common stock of Coltec. Reference is made to Note 13 for information relating to the Holdings Reorganization.

    Earnings per common share are computed by dividing earnings by the weighted average number of common and common equivalent shares outstanding during each period. Common equivalent shares are shares issuable on the exercise of stock options and shares of restricted stock, net of shares assumed to have been purchased using the treasury stock method. All applicable share and per share data has been adjusted for the 250,000 for 1 split.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.  RECAPITALIZATION
    On April 1, 1992, Coltec completed a plan of recapitalization which included its initial public offering of 44,275,000 shares of Coltec common stock for net proceeds of $625,575,000 (the "Equity Offering") and the public offering of $200,000,000 aggregate principal amount of its 9 3/4% senior notes due 2000 and of $250,000,000 aggregate principal amount of its 10 1/4% senior subordinated notes due 2002 (the "Note Offerings"). Coltec's recapitalization consisted of
(i) the Equity Offering, the net proceeds of which were used to redeem all of the outstanding $355,493,000 aggregate principal amount of 12 1/2% senior subordinated debentures due 1997-2001 at 106.25% of principal amount, together with accrued interest to the date of redemption (the "12 1/2% Debenture Redemption") and to repay the outstanding $225,000,000 indebtedness under the Letter of Credit and Revolving Credit Facility Agreement (the "1989 Credit Agreement"), (ii) bank borrowings under a Term and Working Capital Facility (the "1992 Credit Agreement") of which $429,772,000 was initially drawn down, and
(iii) the Note Offerings. Proceeds from the 1992 Credit Agreement and the Note Offerings were used (a) to retire a dividend note payable from Coltec to Holdings, the proceeds of which were used by Holdings to effect its tender offer for the outstanding Holdings 14 3/4% senior discount debentures (the "Holdings Debentures") ($881,000,000 aggregate principal amount and $733,115,000 accreted value) (the "Debt Tender Offer"), the related consent solicitation and the redemption of the Holdings preferred stock (the "Preferred Stock Redemption"),
(b) to repay the remaining indebtedness outstanding under the 1989 Credit Agreement not repaid from the proceeds of the Equity Offering and (c) to pay fees and expenses in connection with the foregoing transactions (the "Recapitalization").

    In connection with the Recapitalization, Coltec incurred extraordinary charges in the second quarter 1992 of $105,347,000, net of a $28,000,000 tax benefit. The extraordinary charges were primarily payment of premiums and expenses, and write-off of deferred financing costs resulting from early retirement of debt.

    Pursuant to the Recapitalization, the consolidated statement of earnings for the year ended December 31, 1991 and for the first quarter 1992 reflect the interest and finance cost related to the outstanding Holdings Debentures because the net proceeds of the Note Offerings and the 1992 Credit Agreement were used to repay such indebtedness.

3.  RESTRUCTURING CHARGE
    Coltec recorded a restructuring charge of $25,219,000 ($15,300,000 after taxes, or $.22 per common share) in the second quarter 1993 to cover the cost of consolidation and rearrangement of certain manufacturing facilities and related reductions in work force, primarily in the Aerospace/ Government segment, as well as at Central Moloney Transformer Division.

4.  EXTRAORDINARY ITEM
    In 1993, Coltec incurred extraordinary charges of $17,792,000, net of a $9,581,000 tax benefit, in connection with debt refinancings and the early retirement of debt, including $14,675,000, net of a $7,902,000 tax benefit, from a debt refinancing completed in January 1994. Reference is made to Note 16 for information on the refinancing.

    In 1992, Coltec incurred extraordinary charges of $105,347,000, net of a $28,000,000 tax benefit, in connection with the Recapitalization and extraordinary charges of $1,583,000, net of a $816,000 tax benefit, in connection with a debt refinancing and early retirement of debt. Reference is made to Note 2 for information on the Recapitalization. In 1991, Coltec recognized an extraordinary gain of $591,000, net of taxes of $305,000, in connection with the early retirement of debt.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.  INCOME TAXES
    Effective January 1, 1993, Coltec adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires that the deferred tax provision be determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates.

    The significant components of deferred tax assets and liabilities at December 31, 1993 and 1992 were as follows:

                                                                             1993                    1992
                                                                    ----------------------  ----------------------
                                                                     DEFERRED    DEFERRED    DEFERRED    DEFERRED
                                                                       TAX         TAX         TAX         TAX
                                                                      ASSETS    LIABILITIES   ASSETS    LIABILITIES
                                                                    ----------  ----------  ----------  ----------
                                                                                    (IN THOUSANDS)
Excess tax over book depreciation.................................  $       --  $  (32,049) $       --  $  (34,001)
Recognition of income on contracts reported on different methods
 for tax and financial reporting..................................          --     (30,068)         --     (31,256)
Employee benefit plans............................................      31,057          --      29,408          --
Administrative and general expenses period costed for tax
 purposes.........................................................          --      (8,357)         --     (10,454)
Foreign tax credit carryforwards..................................      29,000          --      19,000          --
Other.............................................................      28,910          --      26,267          --
                                                                    ----------  ----------  ----------  ----------
                                                                        88,967     (70,474)     74,675     (75,711)
Less -- Valuation allowance.......................................     (29,000)         --     (19,000)         --
                                                                    ----------  ----------  ----------  ----------
Total deferred taxes..............................................  $   59,967  $  (70,474) $   55,675  $  (75,711)
                                                                    ----------  ----------  ----------  ----------
                                                                    ----------  ----------  ----------  ----------

    The valuation allowance is attributable to foreign tax credit carryforwards which expire in the years 1994 through 1998.

    Domestic and foreign components of earnings before income taxes and extraordinary item were as follows:

                                                              1993        1992        1991
                                                           ----------  ----------  -----------
                                                                     (IN THOUSANDS)
Domestic.................................................  $   71,126  $   67,217  $   (11,758)
Foreign..................................................      30,393      40,043       42,267
                                                           ----------  ----------  -----------
Total....................................................  $  101,519  $  107,260  $    30,509
                                                           ----------  ----------  -----------
                                                           ----------  ----------  -----------

    Provision for income taxes was as follows:

                                                                1993        1992       1991
                                                             ----------  ----------  ---------
                                                                      (IN THOUSANDS)
Current --
  Domestic.................................................  $   36,254  $   43,026  $  (5,575)
  Foreign..................................................       9,568      17,596     17,926
                                                             ----------  ----------  ---------
                                                                 45,822      60,622     12,351
Deferred --
  Domestic.................................................     (11,553)    (14,527)    16,187
  Foreign..................................................       2,024      (3,518)      (238)
                                                             ----------  ----------  ---------
                                                                 (9,529)    (18,045)    15,949
                                                             ----------  ----------  ---------
    Total..................................................  $   36,293  $   42,577  $  28,300
                                                             ----------  ----------  ---------
                                                             ----------  ----------  ---------

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.  INCOME TAXES (CONTINUED)
    Reconciliation of tax at the U.S. statutory income tax rate, 35% in 1993 and 34% in 1992 and 1991, to the provision for income taxes was as follows:

                                                                                     1993       1992       1991
                                                                                   ---------  ---------  ---------
                                                                                           (IN THOUSANDS)
Tax at U.S. statutory rate.......................................................  $  35,532  $  36,468  $  10,373
Tax cost (benefit) --
  Repatriation of non-U.S. earnings..............................................      3,201      4,600      8,662
  Non-U.S. rate differential.....................................................        954      1,708      3,317
  Adjustment of reserves.........................................................     (6,692)    (2,636)    (1,663)
  Unutilized operating losses....................................................         --         --      5,245
  Other (not individually significant)...........................................      3,298      2,437      2,366
                                                                                   ---------  ---------  ---------
Provision for income taxes.......................................................  $  36,293  $  42,577  $  28,300
                                                                                   ---------  ---------  ---------
Effective tax rate...............................................................      35.75%      39.7%      92.8%
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

    The provisions, prior to the disaffiliation noted below, were determined pursuant to the tax sharing procedure between Coltec and Holdings and would have been the same if determined by Coltec on a separate group basis.

    Holdings, subsequent to its disaffiliation from Coltec, realized during the fourth quarter 1992 the benefit of unutilized operating losses for 1991 by filing a refund claim based on the carryback of such losses.

    As a consequence of the Recapitalization, Coltec became disaffiliated from Holdings. For 1991 and the first quarter of 1992, Coltec and all of its 80% or greater owned U.S. subsidiaries ("Coltec Separate Group") joined with Holdings in the filing of consolidated U.S. federal income tax returns with Holdings as the parent company. For the nine month period ended December 31, 1992, Coltec Separate Group filed a consolidated U.S. federal income tax return with Coltec as the parent company. During the periods of affiliation with Holdings, Coltec's portion of the resulting tax liability for each of the periods was the lesser of
(i) Coltec's tax liability determined on a Coltec Separate Group basis, or (ii) Coltec's ratable share of Holdings' consolidated tax liability, including, pursuant to the tax sharing procedure between Coltec and Holdings, part of the determined tax benefits from Holdings' losses. Upon consummation of the Recapitalization, the tax sharing procedure was terminated and Coltec and Holdings entered into a Tax Disaffiliation Agreement. On November 18, 1993, Holdings became a wholly-owned subsidiary of Coltec. Reference is made to Note 13 for information relating to the Holdings Reorganization.

    The excess of Coltec's U.S. federal income tax liability, for each period of affiliation with Holdings, determined in accordance with the tax sharing procedure, over its U.S. federal income tax liability if determined on a separate group basis was paid to Holdings and is included as a distribution to Holdings in the Consolidated Statement of Shareholders' Equity.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.  LONG-TERM DEBT

                                                                     1993          1992
                                                                 ------------  ------------
                                                                       (IN THOUSANDS)
1992 Credit Agreement -- 7.5%*.................................  $    308,618  $    350,922
9 3/4% senior notes due 1999...................................       150,000       150,000
9 3/4% senior notes due 2000...................................       200,000       200,000
11 1/4% debentures due 1996-2015...............................        91,625       141,625
10 1/4% senior subordinated notes due 2002.....................       250,000       250,000
Other due 1994-2010............................................        33,389        29,548
                                                                 ------------  ------------
                                                                    1,033,632     1,122,095
Less -- Amounts due within one year............................         1,543        48,645
                                                                 ------------  ------------
                                                                 $  1,032,089  $  1,073,450
                                                                 ------------  ------------
                                                                 ------------  ------------

- ---------
*Indicates average interest rate for 1993.
(a) In connection with the Recapitalization, Coltec entered into the 1992 Credit Agreement with various banks. The 1992 Credit Agreement consisted of a $404,772,000 term loan facility and a $160,000,000 revolving loan facility. In addition, up to $85,000,000 of letters of credit could be issued under or outside the facility. At December 31, 1993, $259,618,000 and $49,000,000 of borrowings were outstanding under the term loan and revolving loan facilities, respectively; and $43,608,000 of letters of credit had been issued. In January 1994, Coltec completed a bank refinancing that resulted in the repayment of the 1992 Credit Agreement. Reference is made to Note 16 for information on the refinancing.
        Interest on borrowings under the 1992 Credit Agreement was computed, at Coltec's option, at an annual rate equal to (i) the base rate plus 1.5% or
    (ii) the Eurodollar rate plus 2.75%. The base rate was the higher of (x) 1/2 of 1% in excess of the Federal Reserve reported certificate of deposit rate and (y) the prime lending rate, as in effect from time to time. Letter of credit fees of 3% were payable on outstanding letters of credit and a commitment fee of 1/2 of 1% was payable on the unutilized revolving loan facility.
        The 1992 Credit Agreement contained various restrictions and conditions including a fixed charge coverage ratio, current ratio, leverage ratio and cash flow coverage ratio. In addition, the 1992 Credit Agreement limited or restricted purchases of Coltec's common stock, payment of dividends, capital expenditures, the incurrence of additional indebtedness, mergers, asset acquisitions and dispositions, investments, prepayment of other debt and transactions with affiliates. At December 31, 1993, Coltec was in compliance with the above covenants.
(b) The 9 3/4% senior notes due 1999 are not redeemable prior to maturity on November 1, 1999.
(c) The 9 3/4% senior notes due 2000 were issued in connection with the Recapitalization and are not redeemable prior to maturity on April 1, 2000.
(d) The 10 1/4% senior subordinated notes were issued in connection with the Recapitalization and are redeemable at the option of Coltec on or after April 1, 1997 at 105.125% of par, declining to 100% of par on or after April 1, 1999.
(e) Coltec has purchased in the open market and redeemed $58,375,000 principal amount of its 11 1/4% debentures. The remaining 11 1/4% debentures are redeemable at the option of Coltec at 106.750% of par, declining to 100% of par on or after December 1, 2005. Mandatory annual sinking fund payments

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.  LONG-TERM DEBT (CONTINUED)

     of $7,125,000 beginning December 1, 1996 are calculated to retire 90% of the debentures prior to maturity. Coltec, at its option, may redeem up to an additional $14,250,000 annually, beginning December 1, 1996 through 2014.
(f)  At  December 31, 1993 and 1992, $1,550,000 and $9,550,000, respectively, of defeased notes have been offset against trustee funds included in other assets in the Consolidated Balance Sheet. The defeased notes include
     $1,550,000 at both December 31, 1993 and 1992 of 9 7/8% industrial revenue bonds issued in 1980 and $8,000,000 at December 31, 1992 of 9 3/4% senior promissory notes issued in 1976.
(g) The amounts payable under capital lease obligations as of December 31, 1993 were as follows:

                                                                                      (IN
                                                                                  THOUSANDS)
1994...........................................................................    $   1,333
1995...........................................................................        1,333
1996...........................................................................        1,333
1997...........................................................................        1,333
1998...........................................................................        1,288
Remainder......................................................................       28,397
                                                                                 -------------
Total minimum lease payments...................................................       35,017
Less -- Amount representing interest...........................................       17,399
                                                                                 -------------
Total minimum lease payments at present value, included in
 long-term debt................................................................    $  17,618
                                                                                 -------------
                                                                                 -------------

(h) Minimum payments on long-term debt, after reflecting the bank refinancing completed in January, 1994, due within five years from December 31, 1993 are as follows:

                                                                                      (IN
                                                                                  THOUSANDS)
1994...........................................................................    $   1,543
1995...........................................................................          941
1996...........................................................................          522
1997...........................................................................       50,750
1998...........................................................................       50,814

7.  FINANCIAL INSTRUMENTS
    The following methods and assumptions were used to estimate the fair value of Coltec's financial instruments:

    Cash and cash equivalents: The carrying amount of cash and cash equivalents approximates fair value due to the short-term maturity of the investments.

    Accounts and notes receivable, other: The carrying amount of accounts and notes receivable, other approximates fair value due to the short-term nature of the receivables.

    Long-term receivables and investments: The fair value of certain long-term receivables and investments is based on quoted market prices for similar publicly traded securities or on the present value of estimated future cash flows.

    Long-term debt: The fair value of Coltec's publicly traded long-term debt is based on the quoted market prices for such debt and for non-publicly traded long-term debt, on quoted market prices for similar publicly traded debt. The fair value of interest rate swap agreements is based on quotes from commercial banks.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7.  FINANCIAL INSTRUMENTS (CONTINUED)
    The estimated fair value of Coltec's financial instruments at December 31, 1993 and 1992 is as follows:

                                                               1993                      1992
                                                    --------------------------  ----------------------
                                                      CARRYING                   CARRYING
                                                       VALUE       FAIR VALUE     VALUE     FAIR VALUE
                                                    ------------  ------------  ----------  ----------
                                                                      (IN THOUSANDS)
Cash and cash equivalents.........................  $      5,749  $      5,749  $    7,155  $    7,155
Accounts and notes receivable, other..............        41,051        41,051       4,959       4,959
Long-term receivables and investments --
  Practical to estimate fair value................        38,041        38,041      17,479      17,466
  Not practical to estimate fair value............        21,759       --           63,928      --
Long-term debt....................................     1,033,632     1,082,164   1,122,095   1,153,820

    It was not practicable to obtain independent estimates of the fair value of Coltec's minority interest, consisting principally of preferred stock, in Crucible Materials Corporation ("Crucible"), a private corporation in 1993 and 1992, or of the receivable from insurance carriers for asbestos product liability claims and related litigation costs in 1992 without incurring excessive costs. The $21,759,000 carrying value of the investment in Crucible at December 31, 1993 and 1992, and the $42,169,000 receivable from insurance carriers at December 31, 1992 are included in other assets in the Consolidated Balance Sheet. Reference is made to Note 15 for information relating to the receivable from insurance carriers.

    It is Coltec's policy to enter into forward exchange contracts to hedge U.S. dollar denominated sales, under long-term contracts, of certain foreign subsidiaries. Coltec does not engage in speculation. Coltec's foreign exchange contracts do not subject Coltec to risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the sales and related receivables being hedged. At December 31, 1993 and 1992 Coltec had $251,610,000 and $298,990,000, respectively, of forward exchange contracts, denominated in Canadian dollars, which had a fair value of $240,131,000 and $283,240,000, respectively, based on quotes from commercial banks. The contracts have varying maturities with none exceeding five years.

    In addition, Coltec has outstanding as of December 31, 1993:

        (a) interest rate swap agreements with major financial institutions, the carrying and fair values of which are included with long-term debt in the above table, having a total notional principal amount of $150,000,000, an average fixed interest rate of 6.34% and an average remaining life of 1 1/4 years;

        (b) a contingent liability for guaranteed debt and lease payments of $27,140,000; and

        (c) letters of credit, other than with respect to guaranteed debt, of $40,733,000. In the opinion of management, nonperformance by the other parties to the interest rate swap agreements and the contingent liabilities will not have a material adverse effect on Coltec's results of operations and financial condition.

8.  STOCK OPTION AND INCENTIVE PLAN
    On March 19, 1992, Coltec adopted the 1992 Stock Option and Incentive Plan (the "Option Plan"). The Option Plan provides for the granting of incentive stock rights, stock options, stock appreciation rights, restricted stock and dividend equivalents to officers and key employees. The number of shares that may be issued under the Option Plan may not exceed 3,000,000 shares of common stock. Stock options outstanding under the Option Plan were granted at a price equal to 100% of the market price on the date of grant and are exercisable in annual installments of 20%, commencing one year from date of grant.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

8.  STOCK OPTION AND INCENTIVE PLAN (CONTINUED)
    Information on stock options for the two years ended December 31, 1993 is as follows:

                                                   OPTION PRICE
                                       NUMBER OF    RANGE PER
                                        SHARES        SHARES
                                       ---------   ------------
Outstanding January 1, 1992.........      --            --
Granted.............................   2,015,000    $15.00-8.25
Exercised...........................      --            --
Canceled............................      --            --
                                       ---------   ------------
Outstanding December 31, 1992.......   2,015,000    15.00-18.25
Granted.............................     290,000    16.38-18.75
Exercised...........................      (5,000)         15.00
Canceled............................     (40,000)         15.00
                                       ---------   ------------
Outstanding December 31,1993........   2,260,000    15.00-18.75
                                       ---------   ------------
Exercisable December 31:
  1992..............................      --            --
  1993..............................     398,000    15.00-18.25
                                       ---------   ------------
                                       ---------   ------------

    In addition to the granting of stock options, Coltec has granted shares of restricted stock under the Option Plan. Restrictions on certain shares lapse in annual installments of 33 1/3% commencing one and three years from date of grant. Restrictions on the remaining shares lapse 100% three years from the date of grant. The unearned compensation resulting from the grant of restricted shares is reported as a reduction to shareholders' equity in the Consolidated Balance Sheet and is being charged to earnings over the period the restricted shares vest.

    Information on restricted stock for the two years ended December 31, 1993 is as follows:

                                                                         NUMBER OF SHARES
                                                                       --------------------
                                                                         1993       1992
                                                                       ---------  ---------
Outstanding January 1................................................    578,464     --
Granted..............................................................     89,877    578,464
Restrictions expired.................................................    (99,772)    --
Forfeited............................................................    (14,309)    --
                                                                       ---------  ---------
Outstanding December 31..............................................    554,260    578,464
                                                                       ---------  ---------
                                                                       ---------  ---------

    Shares available for grant at December 31, 1993 and 1992 under the Option Plan were 66,659 and 406,536, respectively.

9.  PENSION AND RETIREMENT PLANS
    Coltec and certain of its subsidiaries have in effect, for substantially all U.S. employees, pension plans under which funds are deposited with trustees. The benefits under these plans are based primarily on years of service and either final average salary or fixed amounts for each year of service. Coltec's funding policy is consistent with the funding requirements of the Employee Retirement Income Security Act ("ERISA") of 1974, as amended. Plan assets consist principally of publicly traded equity and fixed-income securities.

    Pension coverage for employees of the non-U.S. subsidiaries is provided, to the extent deemed appropriate, through separate plans. Obligations under such plans are systematically provided for by depositing funds with trustees, or through book reserves.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

9.  PENSION AND RETIREMENT PLANS (CONTINUED)
    In a number of the pension plans, the plan assets exceed the accumulated benefit obligations ("overfunded plans"); and in the remainder of the plans, the accumulated benefit obligations exceed the plan assets ("underfunded plans").

    As of December 31, 1993 and 1992, the status of Coltec's pension plans was as follows:

                                                                1993                     1992*
                                                       -----------------------  -----------------------
                                                       OVERFUNDED  UNDERFUNDED  OVERFUNDED  UNDERFUNDED
                                                         PLANS        PLANS       PLANS        PLANS
                                                       ----------  -----------  ----------  -----------
                                                                        (IN THOUSANDS)
Actuarial present value of projected benefit
 obligation, based on employment service to date and
 current salary levels:
  Vested employees...................................  $  246,597   $ 115,724   $  229,120   $ 103,126
  Nonvested employees................................       7,040       6,447        6,718       5,781
                                                       ----------  -----------  ----------  -----------
  Accumulated benefit obligation.....................     253,637     122,171      235,838     108,907
  Additional amounts related to projected salary
   increases.........................................      21,060         436       22,982       3,162
                                                       ----------  -----------  ----------  -----------
  Total projected benefit obligation.................     274,697     122,607      258,820     112,069
                                                       ----------  -----------  ----------  -----------
Assets available for benefits:.......................
  Funded assets......................................     305,411      82,421      293,921      82,839
  Accrued pension expense, per books.................       1,069      40,614        4,542      27,549
                                                       ----------  -----------  ----------  -----------
  Total assets.......................................     306,480     123,035      298,463     110,388
                                                       ----------  -----------  ----------  -----------
Assets in excess of (less than) projected benefit
 obligation..........................................  $   31,783   $     428   $   39,643   $  (1,681)
                                                       ----------  -----------  ----------  -----------
Consisting of:
  Unamortized net asset existing at date of adoption
   of FAS No. 87.....................................  $    2,492   $  19,098   $    1,526   $  10,508
  Unrecognized net gain (loss).......................      34,589     (11,813)      43,613      (6,244)
  Unrecognized prior service cost....................      (5,298)     (6,857)      (5,496)     (5,945)
                                                       ----------  -----------  ----------  -----------
                                                       $   31,783   $     428   $   39,643   $  (1,681)
                                                       ----------  -----------  ----------  -----------
                                                       ----------  -----------  ----------  -----------

- ---------
*Restated to reflect funding classification as of December 31, 1993.

    For U.S. plans, discount rates of 7.5% and 8.0% were used as of December 31, 1993 and 1992, respectively, for the valuation of the actuarial present value of benefit obligations.

    In accordance with the requirements of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions", Coltec recorded a minimum pension liability for underfunded plans. The minimum liability is equal to the excess of the accumulated benefit obligation over plan assets. A corresponding amount is recorded as either an intangible asset or a reduction of shareholders' equity. As of December 31, 1993, Coltec recorded a $13,571,000 additional minimum liability included in other liabilities in the Consolidated Balance Sheet, a $7,102,000 intangible asset included in other assets in the Consolidated Balance Sheet, and a $4,205,000 charge to shareholders' equity, net of a $2,264,000 tax benefit.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

9.  PENSION AND RETIREMENT PLANS (CONTINUED)
    Assumptions as of January 1 used to develop the net periodic pension cost for U.S. plans were:

                                                                                    1993         1992         1991
                                                                                 -----------  -----------  -----------
Discount rate for benefit obligations..........................................        8.0%         8.0%         8.5%
Expected long-term rate of return on assets....................................        8.5%         8.5%         8.5%
Rate of increase in compensation levels........................................        5.0%         6.0%         6.0%

    For non-U.S. plans, which were not material, similar economic assumptions were used.

    The components of net periodic pension cost were as follows:

                                                                         1993        1992        1991
                                                                      ----------  ----------  ----------
                                                                                (IN THOUSANDS)
Service cost -- benefits earned.....................................  $    9,423  $    9,947  $    9,087
Interest cost on projected benefit obligation.......................      28,496      27,993      26,511
Actual return on assets.............................................      (7,770)       (233)    (32,541)
Amortization and deferral, net......................................     (30,968)    (38,394)     (1,282)
                                                                      ----------  ----------  ----------
Net periodic pension cost (credit)..................................  $     (819) $     (687) $    1,775
                                                                      ----------  ----------  ----------
                                                                      ----------  ----------  ----------

    For discontinued operations, Coltec's total projected benefit obligation at December 31, 1993 and 1992 was $263,751,000 and $263,660,000, respectively, and is fully funded. Interest accrued for 1993, 1992 and 1991 on the projected benefit obligation was $20,450,000, $21,555,000, and $24,200,000, respectively, and was fully offset by return on assets resulting in no net periodic cost.

10. OTHER POSTRETIREMENT BENEFITS
    Coltec provides health care and life insurance benefits to its eligible retired employees, principally in the United States. Effective January 1, 1993, Coltec adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", ("FAS 106") using the delayed recognition transition option whereby the transition obligation is being amortized on a straight-line basis over 20 years. FAS 106 requires that the cost of postretirement benefits be recognized in the financial statements during the years the employees provide services. Prior to 1993, Coltec recognized the cost of postretirement benefits by expensing the premiums, net of retiree contributions.

    Coltec's accumulated postretirement benefit obligation, none of which is funded, and the postretirement benefit cost liability at December 31, 1993 and January 1, 1993 were as follows:

                                                                      DECEMBER 31,  JANUARY 1,
                                                                          1992         1993
                                                                      ------------  -----------
                                                                           (IN THOUSANDS)
Actuarial present value of projected accumulated postretirement benefit obligation
  Retirees..........................................................   $   17,511    $  16,390
  Fully eligible active participants................................        4,613        3,987
  Other active participants.........................................        3,441        3,546
                                                                      ------------  -----------
  Total.............................................................       25,565       23,923
Unamortized transition obligation...................................      (22,727)     (23,923)
Unrecognized net loss...............................................       (1,482)      --
                                                                      ------------  -----------
Postretirement benefit cost liability...............................   $    1,356    $  --
                                                                      ------------  -----------
                                                                      ------------  -----------

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

10. OTHER POSTRETIREMENT BENEFITS (CONTINUED)
    The components of postretirement benefit cost for the year ended December 31, 1993 were as follows:

                                                                                 (IN THOUSANDS)
Service cost -- benefits earned................................................     $     249
Interest cost on accumulated postretirement benefit obligation.................         1,838
Amortization of transition obligation..........................................         1,196
                                                                                       ------
Postretirement benefit cost....................................................     $   3,283
                                                                                       ------
                                                                                       ------

    Discount rates of 7.5% and 8.0% were used in determining the accumulated postretirement benefit obligation at December 31, 1993 and January 1, 1993, respectively. The health care cost trend rates used in determining the accumulated postretirement benefit obligation at December 31, 1993 were 13.1% in 1994 gradually declining to 5.0% in 2005. The effect of a 1% increase in the health care cost trend rates in each year would be to increase the total service and interest cost components of the postretirement benefit cost for 1993 by $234,000 and to increase the accumulated postretirement benefit obligation at December 31, 1993 by $1,800,000.

11. SEGMENT INFORMATION
    Coltec's  financial  results  are  reported  in  three  industry   segments:
Aerospace/Government, Automotive, and Industrial.

    Information on sales and operating income by industry segment for the years 1993, 1992 and 1991 included on page 22 in the Financial Review is incorporated herein by reference.

    Information on total assets; depreciation of property, plant and equipment; and capital expenditures by industry segment for the three years ended December 31, 1993 is as follows:

                                                                               1993       1992       1991
                                                                             ---------  ---------  ---------
                                                                                      (IN MILLIONS)
Total assets:
  Aerospace/Government.....................................................  $   386.2  $   388.7  $   410.0
  Automotive...............................................................      124.6      118.6      123.3
  Industrial...............................................................      180.1      186.7      189.8
  Corporate unallocated....................................................      115.5      134.8      111.1
                                                                             ---------  ---------  ---------
    Total..................................................................  $   806.4  $   828.8  $   834.2
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------
Depreciation of property, plant and equipment:
  Aerospace/Government.....................................................  $    16.1  $    17.3  $    18.4
  Automotive...............................................................        7.4        7.9        8.7
  Industrial...............................................................        9.5        9.9        9.6
  Corporate unallocated....................................................         .2         .2         .2
                                                                             ---------  ---------  ---------
    Total..................................................................  $    33.2  $    35.3  $    36.9
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------
Capital expenditures:
  Aerospace/Government.....................................................  $    21.8  $    13.3  $    14.2
  Automotive...............................................................        9.6        6.5        5.7
  Industrial...............................................................        7.2        5.2        6.3
                                                                             ---------  ---------  ---------
    Total..................................................................  $    38.6  $    25.0  $    26.2
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

11. SEGMENT INFORMATION (CONTINUED)
    Information by geographic segment for the three years ended December 31, 1993 is as follows:

                                                                                     OPERATING     TOTAL
                                                                           SALES      INCOME      ASSETS
                                                                         ---------  -----------  ---------
                                                                                   (IN MILLIONS)
1993
  Domestic operations..................................................  $ 1,155.4   $    215.9  $   619.4
  Foreign operations...................................................      206.7         30.2      207.6
  Intersegment elimination.............................................      (27.3)     --          (136.1)
                                                                         ---------  -----------  ---------
    Total segments.....................................................    1,334.8        246.1      690.9
Corporate unallocated..................................................     --            (34.4)     115.5
    Total..............................................................  $ 1,334.8   $    211.7  $   806.4
1992
  Domestic operations..................................................  $ 1,160.8   $    228.3  $   623.7
  Foreign operations...................................................      232.8         43.3      217.4
  Intersegment elimination.............................................      (24.9)     --          (147.1)
                                                                         ---------  -----------  ---------
    Total segments.....................................................    1,368.7        271.6      694.0
Corporate unallocated..................................................     --            (28.5)     134.8
                                                                         ---------  -----------  ---------
    Total..............................................................  $ 1,368.7   $    243.1  $   828.8
                                                                         ---------  -----------  ---------
                                                                         ---------  -----------  ---------
1991
  Domestic operations..................................................  $ 1,132.9   $    204.3  $   632.2
  Foreign operations...................................................      264.3         44.8      224.0
  Intersegment elimination.............................................      (24.2)        --       (133.1)
    Total segments.....................................................    1,373.0        249.1      723.1
Corporate unallocated..................................................     --            (20.1)     111.1
                                                                         ---------  -----------  ---------
    Total..............................................................  $ 1,373.0   $    229.0  $   834.2
                                                                         ---------  -----------  ---------
                                                                         ---------  -----------  ---------

12. SUPPLEMENTARY EARNINGS INFORMATION
    The following costs and expenses are included in the Consolidated Statement of Earnings:

                                                                           1993       1992       1991
                                                                         ---------  ---------  ---------
                                                                                 (IN THOUSANDS)
Maintenance............................................................  $  25,363  $  27,444  $  28,651
                                                                         ---------  ---------  ---------
Taxes, other than federal income taxes:
  Payroll..............................................................     28,700     28,764     28,725
                                                                         ---------  ---------  ---------
  Property.............................................................      4,764      4,793      4,745
                                                                         ---------  ---------  ---------
  State and local......................................................      4,785      5,195      4,427
                                                                         ---------  ---------  ---------
Rent...................................................................     12,235     12,849     12,803
                                                                         ---------  ---------  ---------
Research and development costs.........................................     22,079     22,947     23,773
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

13. RELATED PARTY TRANSACTIONS
    On November 18, 1993, Holdings became a wholly-owned subsidiary of Coltec as a result of the exchange by all of the Holdings shareholders of their shares of common stock of Holdings for 35.5% or 24,830,000 shares of common stock of Coltec (the "Holdings Reorganization"). Immediately before this exchange, Holdings owned 35.7% or 25,000,000 shares of common stock of Coltec. As a result of the exchange, Morgan Stanley Group Inc. became a direct shareholder of Coltec. The 25,000,000 shares of

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

13. RELATED PARTY TRANSACTIONS (CONTINUED) common stock of Coltec which Holdings owned before this exchange and continues to own after the exchange are reported in the Consolidated Balance Sheet as a reduction of the total common shares issued. Expenses of $1,500,000 incurred in connection with this exchange were charged to capital in excess of par value. In connection with an industrial revenue bond refinancing in 1993, Morgan Stanley & Co. Incorporated ("MS & Co."), a wholly-owned subsidiary of Morgan Stanley Group Inc., received a fee of $309,000.

    During 1992, in connection with the Recapitalization, MS & Co. received a portion of the total underwriting commission of $36,527,000 in connection with the Equity Offering, an underwriting commission of $11,250,000 in connection with the Note Offerings, and fees of $1,049,000 as one of the dealer managers for the Debt Tender Offer. In addition, MS & Co. received an underwriting commission of $2,625,000 in connection with the offering of the 9 3/4% senior notes due 1999.

    During the two years ended December 31, 1992, MS & Co. acted as a dealer in the placement of a portion of Coltec's commercial paper and as one of the brokers in the purchase of Coltec's debentures.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

14. QUARTERLY SALES AND EARNINGS (UNAUDITED)
    The following table sets forth quarterly sales, gross profit and earnings for the three years ended December 31, 1993.

                                                                                      QUARTER
                                                                   ----------------------------------------------
                                                                      1ST         2ND         3RD         4TH
                                                                   ----------  ----------  ----------  ----------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
1993
Net sales........................................................  $  339,934  $  334,591  $  316,077  $  344,227
                                                                   ----------  ----------  ----------  ----------
Gross profit.....................................................     107,903     107,729     104,585     109,148
                                                                   ----------  ----------  ----------  ----------
Operating income.................................................      54,967      37,040      56,800      62,902
                                                                   ----------  ----------  ----------  ----------
Earnings before extraordinary item...............................      17,490       6,013      18,490      23,233
Extraordinary item...............................................        (264)       (375)       (378)    (16,775)
                                                                   ----------  ----------  ----------  ----------
Net earnings.....................................................      17,226       5,638      18,112       6,458
                                                                   ----------  ----------  ----------  ----------
Earnings (loss) per common share
  Before extraordinary item......................................         .25         .09         .27         .33
  Extraordinary item.............................................          --        (.01)       (.01)       (.24)
                                                                   ----------  ----------  ----------  ----------
  Net earnings...................................................         .25         .08         .26         .09
                                                                   ----------  ----------  ----------  ----------
1992
Net sales........................................................  $  337,557  $  359,973  $  330,640  $  340,533
                                                                   ----------  ----------  ----------  ----------
Gross profit.....................................................      98,867     109,122     106,447     109,862
                                                                   ----------  ----------  ----------  ----------
Operating income.................................................      52,293      65,480      59,537      65,812
                                                                   ----------  ----------  ----------  ----------
Earnings (loss) before extraordinary item........................      (2,713)     23,280      19,905      24,211
Extraordinary item...............................................          --    (105,347)         --      (1,583)
                                                                   ----------  ----------  ----------  ----------
Net earnings (loss)..............................................      (2,713)    (82,067)     19,905      22,628
                                                                   ----------  ----------  ----------  ----------
Earnings (loss) per common share
  Before extraordinary item......................................        (.11)        .33         .29         .35
  Extraordinary item.............................................          --       (1.51)         --        (.02)
                                                                   ----------  ----------  ----------  ----------
  Net earnings (loss)............................................        (.11)      (1.18)        .29         .33
                                                                   ----------  ----------  ----------  ----------
1991
Net sales........................................................  $  337,087  $  357,297  $  338,205  $  340,390
                                                                   ----------  ----------  ----------  ----------
Gross profit.....................................................      95,362     107,176     102,951     100,699
                                                                   ----------  ----------  ----------  ----------
Operating income.................................................      48,934      58,988      64,098      57,000
                                                                   ----------  ----------  ----------  ----------
Earnings (loss) before extraordinary item........................      (2,263)      2,554       5,831      (3,913)
Extraordinary item...............................................         591          --          --          --
                                                                   ----------  ----------  ----------  ----------
Net earnings (loss)..............................................      (1,672)      2,554       5,831      (3,913)
                                                                   ----------  ----------  ----------  ----------
Earnings (loss) per common share
  Before extraordinary item......................................        (.09)        .10         .23        (.16)
  Extraordinary item.............................................         .02          --          --          --
                                                                   ----------  ----------  ----------  ----------
  Net earnings (loss)............................................        (.07)        .10         .23        (.16)
                                                                   ----------  ----------  ----------  ----------
                                                                   ----------  ----------  ----------  ----------

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

14. QUARTERLY SALES AND EARNINGS (UNAUDITED) (CONTINUED)
    Reference is made to Note 3 for restructuring charge, Note 4 for extraordinary item and Note 1 for earnings per share. Earnings (loss) per common share for the year ended December 31, 1992 does not equal the sum of earnings
(loss) per common share for each of the four quarters of 1992 due to the Equity Offering.

15. COMMITMENTS AND CONTINGENCIES
    Coltec and certain of its subsidiaries are liable for lease payments and are defendants in various lawsuits, including actions involving asbestos-containing products. With respect to asbestos product liability and related litigation costs, in 1993 two subsidiaries of Coltec received approximately 27,400 new lawsuits, with a comparable number of lawsuits received in 1992 and 1991. The subsidiaries made payments aggregating $38,677,000 in 1993, $39,810,000 in 1992 and $48,442,000 in 1991, substantially all of which were covered by insurance.

    In May 1993, in a case in which neither Coltec nor any of its subsidiaries were parties, the Supreme Court of Pennsylvania confirmed that the continuous trigger theory of coverage was applicable to relevant insurance policies governed by Pennsylvania law and held that the insured could trigger any policy during the applicable policy period in full without allocating among all policies providing coverage and without allocating to the insured responsibility for policy periods in which there was insufficient coverage. As a result of such decision, agreement was reached by Coltec with certain of its insurers regarding the balance of Coltec's primary and most of its first-layer excess coverage and payments are being made in accordance with the agreement.

    Based on the favorable resolution of the primary and most of the first-layer excess coverage, Coltec anticipates that the continuous trigger theory of coverage should apply to the balance of Coltec's excess insurance. Therefore, Coltec believes that it is likely to have coverage for a substantial portion of foreseeable future asbestos-related actions and litigation costs, and has reflected payments made for asbestos product liability actions and related litigation costs, net of recoveries, as a receivable from its insurance carriers. At December 31, 1993, and 1992, the receivable balance was $59,535,000 and $42,169,000, respectively, and is included in other assets in the Consolidated Balance Sheet, except for the current portion at December 31, 1993, $35,838,000, which is in accounts and notes receivable, other.

    As of December 31, 1993, certain actions had been settled on a group basis with payments to be made to individual plaintiffs over periods of one to four years. In addition, in accordance with Coltec's internal procedures for the processing of asbestos product liability actions and due to the proximity to trial or settlement, certain outstanding actions have progressed to a stage where Coltec can reasonably estimate the cost to dispose of these actions. Coltec estimates that the aggregate cost of the disposition of the foregoing settled actions and actions in advanced stages of processing, including associated legal costs, is approximately $52,600,000 and expects that this cost will be substantially covered by insurance.

    As of December 31, 1993, the two subsidiaries were among a number of defendants in approximately 68,500 actions, including approximately 6,100 actions in advanced stages of processing as described above. As of December 31, 1992, the number of outstanding actions approximated that as of December 31, 1993. The remaining 62,400 outstanding actions as of December 31, 1993 are in preliminary procedural stages. Coltec lacks sufficient information upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to estimate with reasonable certainty the liability or costs to Coltec. When asbestos actions are received they are typically forwarded to local counsel to ensure that the appropriate preliminary procedural response is taken. The complaints typically do not contain sufficient information to permit a reasonable evaluation as to their merits at the time of receipt and, in jurisdictions encompassing a majority of the outstanding actions the practice has been that little or no discovery or other action is taken until several months prior to the date set for trial. Accordingly, Coltec is

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

15. COMMITMENTS AND CONTINGENCIES (CONTINUED) generally unable to obtain the information necessary to analyze the actions in sufficient detail to estimate the ultimate liability or costs to Coltec, if any, until the actions appear on a trial calendar. A determination to seek dismissal, to attempt to settle or to proceed to trial is typically not made prior to the receipt of such information.

    It is also difficult to predict the number of asbestos lawsuits that Coltec's subsidiaries will receive in the future. Coltec has noted that, with respect to recently settled actions or actions in advanced stages of processing, the nature of the injuries alleged and the occupation of the plaintiffs are changing from those typically associated with asbestos-related disorders. Coltec is not able to determine with reasonable certainty whether this trend will continue. Based upon the foregoing, and due to the unique factors inherent in each of the actions including the nature of the disease, the occupation of the plaintiffs, the presence or absence of other possible causes of plaintiffs' illness, the availability of legal defenses, such as the statute of limitations or state of the art, and whether the lawsuit is an individual one or part of a group, management is unable to estimate with reasonable certainty the cost of disposing of outstanding actions in the preliminary procedural stages or of actions that may be filed in the future. However, Coltec believes that it is in a favorable position compared to many other defendants because, among other things, the asbestos fibers in its asbestos-containing products were encapsulated. Considering the foregoing, as well as the experience of Coltec and other defendants in asbestos litigation, the likely sharing of judgments among multiple responsible defendants, and the amount of insurance coverage that Coltec expects to be available (approximately $1.5 billion as of December 31, 1993 from its solvent carriers), Coltec believes that pending and reasonably anticipated future actions are not likely to have a material effect on Coltec's results of operations and financial condition.

    Effective in the first quarter of 1994, Coltec will adopt the requirements of Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts." In accordance with Interpretation No. 39, Coltec will record an accrual for its liabilities for asbestos-related matters that are deemed probable and can be reasonably estimated, and will separately record an asset equal to the amount of such liabilities that is expected to be recovered by insurance. Accordingly, the liabilities and assets to be recorded in 1994 will relate only to settled actions and actions in advanced stages of processing which approximated $52,600,000 as of December 31, 1993. Coltec does not expect that the adoption of Interpretation No. 39 will have a material effect on Coltec's results of operations and financial condition.

    Under operating lease commitments, expiring on various dates after December 31, 1994, Coltec and certain of its subsidiaries are obligated as of December 31, 1993 to pay rentals totaling $28,283,000 as follows: $6,104,000 in 1994,
$5,021,000 in 1995, $4,085,000 in 1996, $3,042,000 in 1997, $2,796,000 in  1998,
and $7,235,000 in later years. These rent payments are before reduction for related sublease rental income of $1,375,000.

16. SUBSEQUENT EVENT
    On January 11, 1994, Coltec entered into a $415,000,000 reducing revolving credit facility (the "1994 Credit Agreement"), with a syndicate of banks, which expires June 30, 1999. The facility also provides up to $100,000,000 for the issuance of letters of credit and will be reduced $50,000,000 on both January 11, 1997 and 1998. Obligations under the facility are secured by substantially all of Coltec's assets. Borrowings under the facility bear interest, at Coltec's option, at an annual rate equal to (i) the base rate or (ii) the Eurodollar rate plus 1%. The base rate is the higher of (x) 1/2 of 1% in excess of the Federal Reserve reported certificate of deposit rate, and (y) the prime lending rate, as in effect from time to time. Letter of credit fees of 1% are payable on outstanding letters of credit and a commitment fee of 3/8 of 1% is payable on the unutilized facility.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

16. SUBSEQUENT EVENT (CONTINUED)
    The facility contains various restrictions and conditions. The most restrictive of these require that the fixed charge coverage ratio be at least
2.25 to 1 for any period of four consecutive quarters to and including the fourth quarter of 1994 and thereafter 2.5 to 1. The ratio of current assets to current liabilities must be at least 1.25 to 1. In addition, the facility limits or restricts purchases of Coltec's common stock, payment of dividends, capital expenditures, indebtedness, liens, mergers, asset acquisitions and dispositions, investments, prepayment of certain debt and transactions with affiliates.

    Upon completion of the refinancing on January 11, 1994, borrowings of $324,000,000 were outstanding and letters of credit of $43,608,000 were issued under the 1994 Credit Agreement. The 1994 Credit Agreement was used to prepay indebtedness outstanding and replace letters of credit issued under the 1992 Credit Agreement. The remaining balance of the facility will be used for working capital and general corporate purposes. In December, 1993, Coltec recorded an extraordinary charge of $14,675,000, net of a $7,902,000 tax benefit, in connection with the early retirement of the 1992 Credit Agreement.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Coltec Industries Inc:

    We have audited the accompanying consolidated balance sheet of Coltec Industries Inc (a Pennsylvania corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coltec Industries Inc and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted acccounting principles.

ARTHUR ANDERSEN & CO.

New York, N.Y.
January 24, 1994