Form 10-K405, Exhibit 13
period 1994-12-31
COLTEC INDUSTRIES INC
filed 1995-03-16
CIK 201493

                                                                   EXHIBIT 13.1



                              FINANCIAL INFORMATION

                                    CONTENTS


                                                                       Page
                                                                       ----

Selected Financial Data..............................................   17

Financial Review.....................................................   18

Consolidated Balance Sheet...........................................   26

Consolidated Statement Of Earnings...................................   28

Consolidated Statement Of Cash Flows.................................   29

Consolidated Statement Of Shareholders' Equity.......................   30


Notes To Financial Statements........................................   31

Report of Management.................................................   42

Report Of Independent Public Accountants.............................   42

COLTEC INDUSTRIES INC     SELECTED FINANCIAL DATA

The following table sets forth selected financial data of Coltec for the five years ended December 31, 1994. The selected financial data, with the exception of order backlog and employee data, were derived from the financial statements of Coltec, certain of which statements have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere herein.



                                                                            YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------------------------------------

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)         1994           1993           1992           1991             1990
- -----------------------------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA:
Sales                                             $1,326.8       $1,334.8       $1,368.7       $ 1,373.0       $ 1,487.2
                                                  ----------------------------------------------------------------------------
Operating income(a)                                  236.3          211.7          243.1           229.0           268.9
                                                  ----------------------------------------------------------------------------
Earnings from continuing operations before
 interest, income taxes and extraordinary item(b)    236.3          211.7          243.1           230.4           278.1
Interest and debt expense, net                        89.5          110.2          135.8           199.9           203.4
Provision for income taxes                            52.8           36.3           42.6            28.3            33.8
                                                  ----------------------------------------------------------------------------
Earnings from continuing operations
 before extraordinary item(a)                         94.0           65.2           64.7             2.2            40.9
Discontinued operations(c)                             --             --              --              --            17.7
Extraordinary item(d)                                 (1.5)         (17.8)        (106.9)             .6            (4.5)
                                                  ----------------------------------------------------------------------------
Net earnings (loss)                                   92.5           47.4          (42.2)            2.8            54.1
                                                  ----------------------------------------------------------------------------

Earnings (loss) per common share:
 Continuing operations                                1.35            .94           1.11             .09            1.64
 Discontinued operations                                --             --             --              --             .70
 Extraordinary item                                   (.02)          (.26)         (1.83)            .02            (.18)
                                                  ----------------------------------------------------------------------------

Net earnings (loss)                                   1.33            .68           (.72)            .11            2.16
                                                  ----------------------------------------------------------------------------

Ratio of earnings to fixed charges(e)                  2.6            1.9            1.8             1.2             1.4
                                                  ----------------------------------------------------------------------------

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital                                      189.6          163.1           95.3           168.8           162.9
Total assets                                         847.5          796.5          817.9           823.2           867.2
Long-term debt (including current portion)           970.1        1,033.6        1,122.1         1,622.9         1,646.3
Shareholders' equity                                (525.6)        (625.5)        (666.6)       (1,194.5)       (1,188.4)

OTHER OPERATING DATA:
Operating margin(a)                                   17.8%          15.9%          17.8%           16.7%           18.1%
Cash provided by operating activities                 98.2          105.2          119.9           149.2           155.5
Capital expenditures                                  38.2           38.6           25.0            26.2            23.2
Depreciation of property, plant and equipment         31.1           33.2           35.3            36.9            36.8
Order backlog (at end of period)                     668.8          669.7          709.1           808.8           864.2
Number of employees (at end of period)               9,800         10,000         10,700          11,400          12,400
                                                  ----------------------------------------------------------------------------
                                                  ----------------------------------------------------------------------------


(A) OPERATING INCOME FOR 1993 INCLUDED A $25.2 MILLION RESTRUCTURING CHARGE TO COVER THE COST OF CONSOLIDATION AND REARRANGEMENT OF CERTAIN MANUFACTURING FACILITIES AND RELATED REDUCTIONS IN WORK FORCE, PRIMARILY IN THE AEROSPACE/GOVERNMENT SEGMENT, AS WELL AS AT CENTRAL MOLONEY TRANSFORMER DIVISION. IF THE RESTRUCTURING CHARGE WAS EXCLUDED, OPERATING INCOME, EARNINGS FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY ITEM AND THE OPERATING MARGIN WOULD HAVE BEEN $236.9 MILLION, $80.5 MILLION AND 17.7%, RESPECTIVELY, IN 1993. CENTRAL MOLONEY WAS SOLD IN JANUARY 1994.

(B) EARNINGS FROM CONTINUING OPERATIONS BEFORE INTEREST, INCOME TAXES AND EXTRAORDINARY ITEM INCLUDE FOR 1991 AND 1990, $1.4 MILLION AND $9.2 MILLION, RESPECTIVELY, OF DIVIDEND INCOME FROM COLTEC'S MINORITY INTEREST IN CRUCIBLE MATERIALS CORPORATION. IF SUCH ITEM WAS EXCLUDED, EARNINGS FROM CONTINUING OPERATIONS BEFORE INTEREST, INCOME TAXES AND EXTRAORDINARY ITEM WOULD HAVE BEEN $229.0 MILLION AND $268.9 MILLION FOR THE YEARS ENDED DECEMBER 31, 1991 AND 1990, RESPECTIVELY.

(C) ON MARCH 22, 1990, COLTEC SOLD SUBSTANTIALLY ALL THE ASSETS OF THE COLT FIREARMS DIVISION TO A COMPANY FORMED BY A GROUP OF PRIVATE INVESTORS FOR TOTAL PROCEEDS OF $51.6 MILLION AND A GAIN OF $17.3 MILLION.
    COLTEC HAS ACCOUNTED FOR THE SALES, EXPENSES, ASSETS AND LIABILITIES OF COLT FIREARMS AS A DISCONTINUED OPERATION.

(D) COLTEC RECOGNIZED EXTRAORDINARY ITEMS IN EACH OF THE FIVE YEARS ENDED DECEMBER 31, 1994 IN CONNECTION WITH DEBT REFINANCINGS AND EARLY RETIREMENT OF DEBT AND, IN 1992 IN CONNECTION WITH THE RECAPITALIZATION.

(E) FOR PURPOSES OF CALCULATING THE RATIO OF EARNINGS TO FIXED CHARGES, EARNINGS ARE DETERMINED BY ADDING FIXED CHARGES (EXCLUDING CAPITALIZED INTEREST) AND INCOME TAXES TO EARNINGS FROM CONTINUING OPERATIONS. FIXED CHARGES CONSIST OF INTEREST EXPENSE, CAPITALIZED INTEREST AND THAT PORTION OF RENTAL EXPENSE DEEMED TO BE REPRESENTATIVE OF THE INTEREST FACTOR.

COLTEC INDUSTRIES INC     FINANCIAL REVIEW

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1994, COMPARED WITH
YEAR ENDED DECEMBER 31, 1993

For 1994, earnings before extraordinary item were $94.0 million compared with $65.2 million last year; and earnings per share before extraordinary item were $1.35 per common share compared with 94 cents per common share in 1993. Excluding a restructuring charge of $25.2 million that was recorded in the second quarter of 1993, earnings before extraordinary item were $80.5 million in 1993 equal to $1.16 per common share. The higher 1994 earnings were due to a significant reduction in interest expense which resulted from refinancing bank debt in January 1994, as well as to strong performances by the Automotive and Industrial segments. Sales of $1,326.8 million were slightly less than the $1,334.8 million in 1993; however, excluding the sales of the Central Moloney Transformer Division, sales were up 4% from $1,270.6 million last year. Operating income was $236.3 million and the operating margin was 17.8% in 1994 compared with operating income of $211.7 million and an operating margin of 15.9% in 1993. Excluding the restructuring charge and Central Moloney Transformer, operating income was $238.0 million and the operating margin was 18.7% in 1993. Central Moloney Transformer was sold in January 1994 at a price approximating book value.

Aerospace/Government segment operating income was level compared with 1993 on a 7% decline in sales and the operating margin was 16.0% compared with 15.0% last year. Excluding the restructuring charge, operating income was down 21% and the 1993 operating margin was 18.9%. Operating income for the Aerospace/Government segment was $67.7 million on sales of $422.1 million, compared with operating income of $67.8 million, $85.5 million excluding the restructuring charge, on sales of $453.3 million in 1993. The Aerospace/ Government segment continued to be affected in 1994 by the difficult market conditions in the aerospace industry, reflecting fewer deliveries of commercial aircraft and the downward trend in military spending. Also contributing to the lower segment results were a gap in shipments for U.S. Navy programs at the Fairbanks Morse Engine Division and production inefficiencies at Walbar that resulted from the consolidation of facilities, which began in 1993, and the introduction of new products and technologies. In the Automotive segment, operating income improved 12% on a 14% sales increase and the operating margin was 22.4% compared with 23.0% in 1993. Excluding the restructuring charge, operating income improved 8% and the operating margin was 23.8% in 1993. Operating income and sales for the Automotive segment were $114.2 million and $508.7 million, respectively, in 1994. This compared with operating income of $102.4 million, $106.2 million excluding the restructuring charge, and sales of $445.7 million in 1993. The operating results for the Automotive segment benefited from a strong automotive industry and from increased applications for segment components. Record sales and earnings performances were reported by the Stemco Truck Products and Farnam Sealing Systems Divisions. The Industrial segment reported a 16% improvement in operating income and a record 22.2% operating margin in 1994, compared with 17.4% in the prior year. Sales for the Industrial segment declined 9% in 1994; however, excluding the restructuring charge and Central Moloney Transformer, sales were up 5%, operating income improved 9% and the operating margin was 22.4% compared with 21.7% in 1993. Segment operating income was $88.4 million and sales were $397.7 million compared with operating income of $75.9 million and sales of $436.7 million in 1993. Excluding the restructuring charge and Central Moloney Transformer, operating income and sales were $80.7 million and $372.5 million, respectively, in 1993. Record sales and earnings were reported by the Quincy Compressor, Garlock Bearings, and Delavan Commercial Products Divisions; and the Sterling Die and Haber Tool Operations.

Following is a discussion of the results of operations for the year ended December 31, 1994, compared with the year ended December 31, 1993.

SALES. Sales of $1,326.8 million were slightly less than the $1,334.8 million in 1993 but 4% higher after excluding Central Moloney Transformer. Sales in the Aerospace/Government segment were $422.1 million compared with $453.3 million last year. The sales decline reflected the continued general weakness in the aerospace industry and lower military sales. In 1994, sales to the military and other branches of the United States Government accounted for $138 million, or 33%, of total sales for the Aerospace/Government segment, compared with $173 million, or 38%, in 1993 and $192 million, or 37%, in 1992. For Coltec, sales to the military and other branches of the United States Government were $143 million, $190 million and $210 million, or 11%, 14% and 15%, in 1994, 1993 and 1992, respectively. Sales at Menasco were down in 1994 due to lower shipments of flight controls for the Fokker 100 aircraft and landing gear systems for the Boeing 757 and 767 aircraft. Sales of landing gear systems in total were slightly higher in 1994 reflecting shipments on new programs for the Boeing 777 aircraft and the Fokker 70 and 100 aircraft. In 1994, Menasco delivered 13 shipsets of landing gear systems for the Boeing 777 aircraft compared to three shipsets in 1993. Sales were lower at Fairbanks Morse Engine due to a gap in shipments for U.S. Navy programs. The division will begin shipping engines for the U.S. Navy Sealift program in 1995. In the first quarter of 1994, Fairbanks Morse Engine acquired equipment and other assets related to the Alco engine business from GE Transportation Systems. The first Alco engines being built by Fairbanks Morse Engine will be delivered in 1995. Sales were down at Chandler Evans Control Systems Division due to lower demand for fuel controls from both commercial and military markets; and at Walbar, due to lower shipments of blades and rotating parts for gas turbine engines to aircraft engine manufacturers. The sales decline at Walbar was offset in part by strong demand for repair and coating services for gas turbine engine components. Delavan Gas Turbine Products Division reported lower sales on continued reductions in defense spending.

Sales for the Automotive segment increased 14% to $508.7 million, reflecting the continued strong automotive industry and increased applications for segment components. All divisions within the Automotive segment reported increased sales in 1994. Sales were higher at Holley Automotive on strong market acceptance for new transmission solenoid products that were introduced in 1992 and 1993 and on increased demand for transmission modulators and manifold assemblies. Shipments of oil pumps and both mechanical and electrical emission-control air pumps were up at Coltec Automotive Division. The higher sales of electrical emission-control air pumps reflected the acquisition late in 1993 of General Motor's air pump manufacturing operation and Coltec Automotive becoming sole source of these components to the automaker's North American operations. The sales improvement at Farnam Sealing Systems was due to strong demand for transmission gaskets and seals from both original equipment manufacturers and the aftermarket. Contributing to the higher sales at Stemco Truck Products were increased shipments of wheel lubrication systems and muffler and exhaust system components to manufacturers of heavy trucks and trailers; and selected price increases. Shipments were up at Holley Performance Parts Division on improved pricing and higher shipments of performance carburetors and fuel injection systems, reflecting increased consumer spending in 1994.

Industrial segment sales were $397.7 million in 1994 compared with $436.7 million last year; however, excluding Central Moloney Transformer, sales increased 5% to $392.9 million from $372.5 million in 1993. The higher sales reflected continuing improvements in the markets served by our Industrial businesses, as well as selected price increases and new product introductions. Quincy Compressor reported record sales of compressors on improved market conditions, increased market penetration and higher selling prices. Shipments were significantly higher for Quincy's QSI rotary screw compressor. At Garlock Bearings, sales were higher as a result of new applications for DU bearings and greater demand for bearings from all markets served. The sales improvement at Delavan Commercial Products was due to higher shipments of oil burner nozzles to the home heating market; and to price increases and the introduction of new products. The increased demand for oil burner nozzles reflected the unusually cold 1993-1994 winter in the Northeast and Midwest, as well as expanded market share. Strong demand for metal-cutting and metal-forming tools from the automotive industry resulted in the strong sales improvement at Sterling Die and Haber Tool. Sales at Garlock Mechanical Packing and France Compressor Products Divisions benefited from improving market conditions in the chemical and petroleum industries, higher selling prices and new product introductions. The increase in Industrial segment sales was offset in part by lower demand for Garlock Plastomer's PTFE insulating tape from the aerospace market.

COST OF SALES. Cost of sales declined slightly in 1994; however, excluding Central Moloney, cost of sales was 5% higher. This increase reflected the higher sales volume in the Automotive and Industrial segments as well as production inefficiencies at Walbar that resulted from the consolidation of facilities, which began in 1993, and the introduction of new products and technologies. Also contributing to the increase in cost of sales were higher manufacturing costs at Fairbanks Morse Engine attributable to the Alco engine business, increased spending for research and development, and higher maintenance costs. The higher cost was offset in part by benefits realized from cost-reduction programs and the restructuring program that was completed in 1994. As a percent of sales, cost of sales increased to 67.2% from 66.6%, after excluding Central Moloney.

SELLING AND ADMINISTRATIVE EXPENSE. Selling and administrative expense, including other income and expense, increased 3% in 1994 and, after excluding Central Moloney, the increase was 6%. This increase was due mainly to higher state and local income taxes and to the recovery in 1993 of previously incurred engineering expense by Coltec Automotive. The higher selling and administrative expense was offset in part by cost savings resulting from reductions in the sales force at Garlock Mechanical
Packing. As a percent of sales, selling and administrative expense increased to 15.0% in 1994 from 14.7% in 1993, after excluding Central Moloney.

INTEREST AND DEBT EXPENSE, NET. Interest and debt expense, net declined $20.7 million or 19% in 1994 due to lower borrowing costs, under the $415.0 million reducing revolving credit facility (the "1994 Credit Agreement") and to repayments of long-term debt.

PROVISION FOR INCOME TAXES. The effective income tax rate for 1994 was 36.0% compared with 35.75% for 1993. During 1994, the U.S. Internal Revenue Service completed its examination of the consolidated federal income tax returns of Coltec and Coltec Holdings Inc. ("Holdings"), the former parent of Coltec, for the years 1990, 1991 and 1992, and the resulting tax assessments previously provided for were paid.

EXTRAORDINARY ITEM. Coltec incurred extraordinary charges of $1.5 million in 1994 in connection with the early retirement of debt and $17.8 million in 1993 in connection with debt refinancings and the early retirement of debt.

YEAR ENDED DECEMBER 31, 1993, COMPARED WITH
YEAR ENDED DECEMBER 31, 1992

Earnings before extraordinary item for 1993 were $65.2 million, equal to 94 cents per common share, or $80.5 million, equal to $1.16 per common share, excluding the $25.2 million restructuring charge. This compared with earnings before extraordinary item of $64.7 million, or $1.11 per common share, in 1992. Sales were $1,334.8 million in 1993 compared with $1,368.7 million in 1992. Operating income for 1993 was $211.7 million and the operating margin was 15.9%. Excluding the restructuring charge, operating income was $236.9 million and the operating margin was 17.7%. For 1992, operating income was $243.1 million and the operating margin was 17.8%. Although sales and operating income declined slightly in 1993, Coltec was able to maintain its operating margin, excluding the restructuring charge, at about the same level as in 1992. This performance was achieved despite 1993 being a difficult year for two of the major markets served by Coltec. The aerospace industry continued to be impacted by declining orders for new commercial aircraft and cuts in defense spending; and the nation's manufacturing sector, the primary market for the Industrial segment, remained weak.

The Aerospace/Government segment reported a 34% decline in operating income in 1993 on a 13% sales decline and an operating margin of 15.0% compared with 19.5% in 1992. Excluding the restructuring charge, operating income declined 16% in 1993 and the segment's operating margin was 18.9%. Operating income for 1993 was $67.8 million, $85.5 million excluding the restructuring charge, on sales of $453.3 million, compared with operating income of $102.1 million on sales of $523.7 million in 1992. The Automotive segment achieved a record 23.0% operating margin in 1993, compared with 21.1% in 1992, a 20% improvement in operating income and an 11% increase in sales. Excluding the restructuring charge, the Automotive segment's operating margin was 23.8% and operating income improved 25%. Operating income was $102.4 million, $106.2 million excluding the restructuring charge, on sales of $445.7 million compared with operating income of $85.1 million on sales of $402.6 million in 1992. This strong performance reflects higher new car and truck production, increased applications for segment components and the introduction of new automotive products. In the Industrial segment, operating income and sales were down 10% and 2%, respectively, and segment operating margin declined to 17.4% from 19.0% in 1992. Excluding the restructuring charge, Industrial segment operating income was down 6% and the operating margin for 1993 was 18.2%. Segment operating income was $75.9 million, $79.6 million excluding the restructuring charge, and sales were $436.7 million, compared with operating income of $84.4 million and sales of $443.8 million in 1992. Higher sales and earnings performances were reported by Quincy Compressor and Garlock Bearings, while Garlock Mechanical Packing, France Compressor Products and FMD Electronics reported lower results in 1993.

Following is a discussion of the results of operations for the year ended December 31, 1993, compared with the year ended December 31, 1992.


SALES. Sales of $1,334.8 million in 1993 were 2% lower than the $1,368.7 million in 1992. In the Aerospace/Government segment, sales were $453.3 million compared with $523.7 million in 1992. The decline in Aerospace/Government segment sales reflected lower demand for new commercial aircraft resulting from the excess capacity of the world airline fleets, as well as continued declines in defense spending. In spite of the weak economic conditions in the aerospace industry, Menasco began shipping components for new commercial programs in 1993, including landing gear systems for the Boeing 777 aircraft and flight controls for the Fokker 70 aircraft. In 1993, Menasco reported lower sales of landing gear systems for the Boeing 737, 757 and 767 aircraft and the McDonnell Douglas
MD-80 aircraft; flight controls for the Fokker 100 aircraft; and lower military sales, primarily for spare parts. Sales of overhaul and repair services by Menasco declined due mainly to increased competition and the economic slowdown in Europe. The decline in sales at Fairbanks Morse Engine was due to completion of certain government programs and lower shipments of engines to the commercial sector. Late in 1993, Fairbanks Morse Engine was awarded a contract to provide engines for the U.S. Navy Sealift program.
Sales at Chandler Evans Control Systems declined in 1993 on lower demand for fuel pumps from both the commercial and military markets. Walbar reported higher sales in 1993 on increased demand for repair and coating services, and on increased shipments of turbine blades and vanes for commercial aircraft engines.

For 1993, Automotive segment sales increased 11% to $445.7 million, reflecting the recovery of the domestic automotive industry that began in 1992 and continued to accelerate in 1993. Also contributing to the sales improvement were increased applications for segment components and the introduction of new automotive products. Higher volume, including increased applications for segment components, and new product sales contributed 7% and 4%, respectively, to the total sales increase. Sales were higher at Holley Automotive on increased demand for manifold assemblies and transmission solenoids, and on the introduction of new automotive products. Coltec Automotive reported increased shipments of oil pumps into the European automotive market and mechanical emission control air pumps for use on light trucks and vans. The sales improvement at Stemco Truck Products was due to the continued demand for wheel lubrication systems from original equipment manufacturers, reflecting increased truck and trailer production, and to increased aftermarket shipments, resulting from gains in market share. Farnam Sealing Systems reported higher sales on increased demand from the original equipment market for engine and transmission products. Holley Performance Products reported lower sales in 1993 reflecting the continuing decline in demand for carburetors in the aftermarket.

Sales for the Industrial segment in 1993 were $436.7 million, or 2% lower than in 1992. Sales were higher at Quincy Compressor on increased shipments of rotary screw air compressors, strong demand for compressor parts and accessories, and new product introductions. Garlock Bearings reported higher sales on new applications for DU bearings and strong demand from the truck market for DX bearings. Sales were up at Sterling Die and Haber Tool due primarily to increased demand from the automotive market, and at Garlock Plastomer Products on acceptance from the aerospace industry for its new PTFE insulating tape. At Garlock Mechanical Packing, sales of KLOZURE oil seals and industrial seals were higher on increased demand from original equipment manufacturers; while sales of gasketing and compressed sheet products declined due to softness in the petrochemical market. Sales were lower in 1993 at Garlock Valves & Industrial Plastics due to the slowdown in the European economy. Delavan Commercial Products reported lower sales due to the foreign exchange translation impact on sales of its U.K. affiliate and to lower demand for agricultural nozzles and pumps.


COST OF SALES. Cost of sales decreased 4% in 1993 reflecting lower sales volume for the Aerospace/Government segment and Central Moloney Transformer, improved manufacturing processes, lower maintenance cost and depreciation expense, and benefits realized from the restructuring program. As a percent of sales, cost of sales declined to 67.8% from 69.0% in 1992.

SELLING AND ADMINISTRATIVE EXPENSE. Selling and administrative expense, including other income and expense, increased 6% in 1993. This increase results primarily from a full year of amortization expense on restricted stock awards granted in 1992 and from the inclusion in 1992 of a nonrecurring reduction in insurance cost and receipt of a $8.7 million license fee by Menasco Aerosystems. The increase in 1993 selling and administrative expense was offset in part by recovery of previously incurred engineering expense by Coltec Automotive. As a percent of sales, selling and administrative expense increased to 14.4% from 13.2% in 1992.

RESTRUCTURING CHARGE. The restructuring charge of $25.2 million recorded in the second quarter of 1993 covered the cost of consolidation and rearrangement of certain manufacturing facilities and related reductions in work force by approximately 570 employees, primarily in the Aerospace/Government segment, as well as at Central Moloney Transformer. Key elements of the restructuring program included closing a landing gear manufacturing facility and consolidation of landing gear production at two existing Menasco facilities, closing a turbine engine components facility and consolidating production of these components at three existing Walbar facilities, and closing one of two Central Moloney Transformer plants. At Chandler Evans Control Systems, the manufacturing area was reduced; and at Holley Performance Products, administrative offices and the distribution operation were relocated to one of the division's manufacturing facilities. The objectives of the restructuring program were completed in 1994. The liability for the restructuring charge, funded from operations in approximately equal amounts in 1993 and 1994, has been fully utilized as of December 31, 1994 and there were no revisions to the restructuring charge subsequent to the second quarter of 1993.

INTEREST AND DEBT EXPENSE, NET. Net interest expense declined $25.7 million, or 19%, in 1993. Included in 1992 was substantial interest expense that was reduced significantly by the recapitalization completed on April 1, 1992.

PROVISION FOR INCOME TAXES. The effective income tax rate for 1993 was 35.75% compared with 39.7% in 1992. The lower effective tax rate for 1993 was principally due to the disaffiliation of Coltec from Holdings as a result of the recapitalization and the adjustment of reserves, partially offset by the increase in the U.S. statutory rate from 34% to 35%.

EXTRAORDINARY ITEM. In 1993, Coltec incurred extraordinary charges of $17.8 million in connection with debt refinancings and the early retirement of debt. This included $14.7 million from a debt refinancing completed in January 1994. In 1992, Coltec incurred extraordinary charges of $105.3 million, in connection with the recapitalization, and $1.6 million, from the early retirement of debt.

INDUSTRY SEGMENT INFORMATION

The following table shows financial information by industry segment for the five years ended December 31, 1994.



                                                                      YEAR ENDED DECEMBER 31,
                                                ------------------------------------------------------------------------
(DOLLARS IN MILLIONS)                               1994           1993           1992           1991           1990
- ------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------
Sales:
  Aerospace/Government                           $  422.1       $  453.3       $  523.7        $ 562.8       $  581.9
  Automotive                                        508.7          445.7          402.6          372.6          436.1
  Industrial(a)                                     397.7          436.7          443.8          439.3          470.2
  Intersegment elimination(b)                        (1.7)           (.9)          (1.4)          (1.7)          (1.0)
                                                ------------------------------------------------------------------------
    Total                                        $1,326.8       $1,334.8       $1,368.7       $1,373.0       $1,487.2
                                                ------------------------------------------------------------------------

Operating income(c):
  Aerospace/Government                           $   67.7       $   67.8       $  102.1       $  109.6       $  107.6
  Automotive                                        114.2          102.4           85.1           59.3           93.9
  Industrial(a)                                      88.4           75.9           84.4           80.2           96.1
                                                ------------------------------------------------------------------------
    Total segments                                  270.3          246.1          271.6          249.1          297.6
  Corporate unallocated(d)                          (34.0)         (34.4)         (28.5)         (20.1)         (28.7)
                                                ------------------------------------------------------------------------
    Operating income                             $  236.3       $  211.7       $  243.1       $  229.0       $  268.9
                                                ------------------------------------------------------------------------

Operating margin(c):
  Aerospace/Government                               16.0%          15.0%          19.5%          19.5%          18.5%
  Automotive                                         22.4           23.0           21.1           15.9           21.5
  Industrial(a)                                      22.2           17.4           19.0           18.3           20.4
                                                ------------------------------------------------------------------------
    Total                                            17.8%          15.9%          17.8%          16.7%          18.1%
                                                ------------------------------------------------------------------------

Return on total assets(e):
  Aerospace/Government                               16.8%          17.6%          26.3%          26.7%          25.1%
  Automotive                                         88.2           82.2           71.8           48.1           66.3
  Industrial(a)                                      53.8           42.1           45.2           42.2           49.1
                                                ------------------------------------------------------------------------
    Total                                            27.9%          26.6%          29.7%          27.8%          31.0%
                                                ------------------------------------------------------------------------

Backlog(f):
  Aerospace/Government                           $  547.3       $  524.5       $  576.9       $  697.2       $  738.5
  Automotive                                         84.2           77.6           64.8           47.0           51.5
  Industrial(a)                                      37.3           67.6           67.4           64.6           74.2
                                                ------------------------------------------------------------------------
    Total                                        $  668.8       $  669.7       $  709.1       $  808.8       $  864.2
                                                ------------------------------------------------------------------------
                                                ------------------------------------------------------------------------


  (A) EXCLUDING THE CENTRAL MOLONEY TRANSFORMER DIVISION, WHICH WAS SOLD IN JANUARY 1994,
      AND THE 1993 RESTRUCTURING CHARGE, INDUSTRIAL SEGMENT SALES,
      OPERATING INCOME, OPERATING MARGIN, RETURN ON TOTAL ASSETS AND BACKLOG
      WOULD HAVE BEEN AS FOLLOWS:

      (DOLLARS IN MILLIONS)       1994          1993        1992        1991        1990
      ----------------------------------------------------------------------------------
      SALES                     $392.9     $372.5      $365.3      $349.7        $370.7
      OPERATING INCOME           88.3        80.7        81.9        75.9          86.0
      OPERATING MARGIN           22.4%       21.7%       22.4%       21.7%         23.2%
      RETURN ON TOTAL ASSETS     53.7%       50.2%       49.9%       46.0%         50.6%
      BACKLOG                    37.3        33.5        31.7        30.7          34.0

  (B) REFLECTS ELIMINATION OF INTERCOMPANY SALES BETWEEN DIVISIONS IN DIFFERENT SEGMENTS.

  (C) OPERATING INCOME FOR 1993 INCLUDED A $25.2 MILLION RESTRUCTURING CHARGE
      AS FOLLOWS: $17.7 MILLION IN AEROSPACE/GOVERNMENT, $3.8 MILLION IN AUTOMOTIVE AND $3.7 MILLION IN INDUSTRIAL. EXCLUDING THE RESTRUCTURING CHARGE, OPERATING INCOME AND THE OPERATING MARGIN FOR 1993 WOULD HAVE BEEN $85.5 MILLION AND 18.9% FOR AEROSPACE/GOVERNMENT, $106.2 MILLION AND 23.8% FOR AUTOMOTIVE AND $79.6 MILLION AND 18.2% FOR INDUSTRIAL.

  (D) REPRESENTS CORPORATE SELLING AND ADMINISTRATIVE EXPENSE, INCLUDING OTHER INCOME AND EXPENSE, THAT IS NOT ALLOCABLE TO INDIVIDUAL INDUSTRY SEGMENTS.

  (E) RETURN ON TOTAL ASSETS IS CALCULATED FOR EACH SEGMENT BY DIVIDING SEGMENT OPERATING INCOME BY SEGMENT TOTAL ASSETS AT DECEMBER 31, AND FOR TOTAL COLTEC BY DIVIDING TOTAL COLTEC OPERATING INCOME BY TOTAL ASSETS AT DECEMBER 31.

  (F) OF THE $668.8 MILLION BACKLOG AT DECEMBER 31, 1994, $250.8 MILLION WAS SCHEDULED TO BE SHIPPED AFTER 1995.

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

On September 30, 1994, Colt's Manufacturing's plan of reorganization was approved by the United States Bankruptcy Court. Pursuant to this approval, Coltec and Colt's Manufacturing entered into a settlement agreement which included the dismissal of the fraudulent conveyance action against Coltec. All liabilities assumed by Coltec in this settlement agreement and the previously held securities of Colt's Manufacturing were fully reserved at the time of the sale of the Colt Firearms Division in 1990.

LIQUIDITY AND FINANCIAL POSITION
Coltec ended 1994 with total debt of $970.1 million compared with $1,033.6 million in 1993. The negative balance in shareholders' equity of $525.6 million compares with a negative balance of $625.5 million at year-end 1993. Cash and cash equivalents were $4.2 million at December 31, 1994 and $5.7 million in 1993. Working capital of $189.6 million was higher by $26.5 million; and the current ratio was 1.79 compared with 1.83 at year-end 1993.

Cash from operations continues to be the principal source of funds for meeting Coltec's operating needs and repaying its debt. In 1994, $98.2 million was generated from operating activities compared with $105.2 million in 1993 and $119.9 million in 1992. The lower cash generated from operations in 1994 was due to higher working capital requirements reflecting the build up of inventory for new programs and a higher level of receivables. The increase in receivables was due to higher sales in the Automotive and Industrial segments in December 1994 compared with the like period a year ago. Offsetting in part the decline in cash from operations was the net receipt in 1994 of $10.8 million from insurance carriers for asbestos-related matters compared with $3.1 million in 1993. The 1993 decrease in cash from operations compared with 1992 was attributable to increased working capital requirements. The $98.2 million of cash generated in 1994 was used to reduce indebtedness by $58.4 million and invest $38.2 million in capital expenditures. Included in receivables at December 31, 1994 and 1993 were $68.2 million and $35.8 million, respectively, of receivables due from insurance carriers for asbestos product liability claims and related litigation costs. Excluding these amounts, receivables increased 3% to $130.0 million and receivables days outstanding were 36 days at both year-end 1994 and 1993. Inventories increased 18% to $198.2 million and inventory turnover was 4.61 times in 1994 compared with 4.76 times in 1993. The increase in inventories was due to the build up of inventory for the Boeing 777 and Fokker 70 and 100 programs at Menasco and the U.S. Navy Sealift program and Alco engine business at Fairbanks Morse Engine; and also to reductions in contract advances. The increase in accrued expenses is due to recording a $34.1 million liability for asbestos-related matters in 1994 in connection with the adoption in the first quarter of 1994 of Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts." In accordance with Interpretation No. 39, Coltec has recorded liabilities for asbestos-related matters that are deemed probable and can be reasonably estimated (settled actions and actions in advanced stages of processing), and has separately recorded an asset equal to the amount expected to be recovered by insurance.

Total debt of $970.1 million at December 31, 1994 was $63.5 million or 6% lower than the total balance at year-end 1993. On January 11, 1994, Coltec entered into the 1994 Credit Agreement, with a syndicate of banks, which expires June 30, 1999. This facility has provided Coltec with greater financial flexibility and lower borrowing costs; and has resulted in the ratio of earnings to fixed charges improving to 2.6 to 1 in 1994 from 1.9 to 1 last year. The 1994 Credit Agreement was used to prepay indebtedness outstanding and replace letters of credit issued under a term and working capital facility entered into in 1992. At December 31, 1994, $291.0 million of borrowings were outstanding and $26.4 million of letters of credit had been issued under the facility leaving $97.6 million of borrowings available for working capital and general corporate purposes. The 1994 Credit Agreement provides up to $100.0 million for the issuance of letters of credit and the facility will be reduced $50.0 million on both January 11, 1997 and 1998. Coltec's loan agreements contain various restrictions and conditions, with which Coltec is in compliance. Management believes that cash generated from operations and borrowings available under the 1994 Credit Agreement will be adequate to meet Coltec's operating needs, planned capital expenditures and debt service requirements through 1998. In 1999, $441.6 million of debt matures and it is planned that a portion of this debt will be repaid from cash generated from operations with the remainder to be refinanced.

During 1994, shareholders' equity increased by $99.9 million to a negative balance of $525.6 million at the end of 1994. This increase reflects $92.5 million of net earnings, $3.2 million of amortization of unearned compensation related to restricted shares, $1.8 million of proceeds and tax benefits from the exercise of stock options and the expiration of restrictions on restricted stock and elimination of a $4.2 million minimum pension liability; offset by a $1.8 million reduction in foreign currency translation adjustments.

Other assets declined $14.4 million to $63.6 million at December 31, 1994 due mainly to a $10.6 million reduction in the noncurrent portion of the receivable from insurance carriers. The $32.0 million in liabilities of discontinued operations at December 31, 1994, represented reserves to cover postretirement benefits for the former employees of the discontinued operations and other future estimated costs of the disposition of Crucible Materials Corporation in 1985, the steelmaking facility in Midland, Pennsylvania in 1982, and Colt Firearms in 1990. Payments covering the liabilities of discontinued operations in 1994, 1993 and 1992 were $3.2 million, $4.4 million and $6.2 million, respectively. Coltec expects future cash payments covering the liabilities of discontinued operations will extend over the remaining lives of the former employees at the discontinued operations.

CAPITAL EXPENDITURES
Capital expenditures were $38.2 million in 1994 compared with $38.6 million in 1993 and $25.0 million in 1992, as Coltec continues to invest in capital improvements to increase efficiency, reduce costs, pursue new opportunities, expand production and improve facilities. The level of capital expenditures has and will vary from year to year, affected by the timing of capital spending for production equipment for new products, periodic plant and facility expansion as well as cost reduction and labor efficiency programs. Capital expenditures during 1994 included a landing gear overhaul facility and production equipment for new landing gear programs at Menasco, production equipment to manufacture Alco diesel engines at Fairbanks Morse Engine, and consolidation of administrative offices and the distribution operation at Holley Performance Products. At December 31, 1994 Coltec had $16.6 million of planned capital expenditures that included $4.9 million for production equipment to manufacture a new engine oil pump at Coltec Automotive.

ENVIRONMENTAL
Coltec and its subsidiaries are subject to numerous federal, state and local environmental laws, many of which are becoming increasingly stringent, giving rise to increased compliance costs. For example, the Clean Air Amendments will regulate emissions at certain of Coltec's facilities that were previously unregulated. Most significantly, certain existing and many newly constructed or modified facilities will be required to obtain air emission permits that were not previously required. Although many of the standards under the Clean Air Amendments have not yet been promulgated, Coltec has made a preliminary determination of their impact on its operations. Based upon this determination, Coltec believes that it will not be at a competitive disadvantage in complying with the Clean Air Amendments and that any costs to comply with the Clean Air Amendments will not have a material effect on Coltec's results of operations and financial condition.

Coltec and its subsidiaries are also subject to the federal Resource Conservation and Recovery Act of 1976 ("RCRA"), and its analogous state statutes. Although the costs under RCRA for the treatment, storage and disposal of hazardous materials generated at Coltec's facilities are increasing, Coltec does not believe that such costs will have a material effect on Coltec's results of operations and financial condition.

Coltec has been notified that it is among the Potentially Responsible Parties ("PRPs") under the federal Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA"), or similar state laws, for the costs of investigating and in some cases remediating contamination by hazardous materials at several sites. See Note 15 of the Notes to Financial Statements for information on the impact of CERCLA on Coltec.

Coltec's annual expenditures (including capital expenditures) relating to environmental matters over the three years ended December 31, 1994 ranged from $4.5 million to $7.0 million, and Coltec expects such expenditures to approximate $14.0 million in 1995 and $10.5 million in 1996. Over the three years ended December 31, 1994 annual expenditures for recurring environmental matters approximated $2.0 million, annual capital expenditures approximated $1.0 million, and annual expenditures for remediation and other nonrecurring environmental matters ranged from $1.5 million to $4.0 million. Expenditures for recurring environmental matters are expected to approximate $2.5 million in each of 1995 and 1996, capital expenditures are expected to approximate $5.5 million in 1995 and $2.0 million in 1996, and expenditures for remediation and other nonrecurring environmental matters are expected to approximate $6.0 million in each of 1995 and 1996. Capital expenditure requirements for 1995 and 1996 include estimates of annual expenditures pursuant to the Clean Air Amendments of $4.5 million and $2.0 million, respectively. The estimate of annual environmental expenditures for 1995 and 1996 is based upon the expected timing of expenditures pursuant to currently identified environmental matters. Because environmental laws frequently change, Coltec is unable to estimate with certainty the future costs to comply with such laws; however, Coltec does not foresee a continuous upward trend in annual expenditures on environmental matters, nor does it believe that it will be at a competitive disadvantage in complying with any such laws.

ASBESTOS LITIGATION
Coltec and certain of its subsidiaries are defendants in various lawsuits involving asbestos-containing products. See Note 15 of the Notes to Financial Statements for information on asbestos litigation.

OTHER FINANCIAL INFORMATION

PRO FORMA RESULTS OF OPERATIONS
On April 1, 1992, Coltec completed a recapitalization which included a public offering of its common stock, two long-term debt offerings and a new financing arrangement. The recapitalization reduced aggregate indebtedness, refinanced a substantial portion of remaining indebtedness on more favorable terms and improved Coltec's operating and financial flexibility.

Giving pro forma effect to the recapitalization as if it had occurred on January 1, 1992, Coltec would have reported earnings before extraordinary item for the year ended December 31, 1992 as follows:


(IN MILLIONS, EXCEPT PER SHARE DATA)
- --------------------------------------------------------------------
- --------------------------------------------------------------------
Earnings before interest, income taxes
  and extraordinary item                                    $243.1
Interest and debt expense, net                               116.7
Provision for income taxes                                    44.0
                                                            -------
Earnings before extraordinary item                          $ 82.4
                                                            -------
                                                            -------
Earnings per common share
  Before extraordinary item(a)                               $1.19
                                                            -------
                                                            -------

(A) PRO FORMA EARNINGS PER COMMON SHARE BEFORE EXTRAORDINARY ITEM BY QUARTER WOULD HAVE BEEN 22 CENTS, 33 CENTS, 29 CENTS AND 35 CENTS FOR THE FIRST, SECOND, THIRD AND FOURTH QUARTERS OF 1992, RESPECTIVELY.

EFFECTS OF INFLATION AND FOREIGN CURRENCY FLUCTUATIONS
Inflation and foreign currency fluctuations have not had a material impact on the operating results and financial position of Coltec during the past three years. Coltec generally has been able to offset the effects of inflation with price increases, cost-reduction programs and operating efficiencies. Coltec's foreign operations are primarily located in Canada.

DIVIDENDS
No dividends were paid in 1994 and 1993, and no dividends are expected to be paid in 1995.

COMMON STOCK DATA
Coltec's common stock (symbol COT) is listed on the New York and Pacific Stock Exchanges. The high and low prices of the stock for each quarter during 1994 and 1993, based on the Composite Tape, were as follows:


                                           1994              1993
                                      ---------------------------------
                                       High     Low      High     Low
- -----------------------------------------------------------------------
- -----------------------------------------------------------------------
First quarter                        21 7/8    18 3/4    19 1/4   16 1/4
Second quarter                       20 1/2    18 1/4    17 1/2   14 7/8
Third quarter                        19 7/8    18 1/8    18       15 1/4
Fourth quarter                       19        16        19 3/8   16

At December 31, 1994, there were 523 shareholders of record.

ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION
ON FORM 10-K AVAILABLE
The annual report on Form 10-K, without exhibits, will be made available free of charge to interested shareholders upon written request to the Corporate Secretary, Coltec Industries Inc, 430 Park Avenue, New York, N.Y. 10022.

COLTEC INDUSTRIES INC AND SUBSIDIARIES        CONSOLIDATED BALANCE SHEET


                                                                                    DECEMBER 31,
                                                                            ------------------------
(IN THOUSANDS)                                                                   1994           1993
- ----------------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and cash equivalents (Notes 1 and 7)                                  $  4,188       $  5,749
  Accounts and notes receivable (Notes 7 and 15)
    Trade                                                                     129,790        124,640
    Other                                                                      72,483         41,051
                                                                            ------------------------
                                                                              202,273        165,691
    Less allowance for doubtful accounts                                        4,124          4,170
                                                                            ------------------------
                                                                              198,149        161,521

  Inventories (Note 1)
    Finished goods                                                             46,316         39,206
    Work in process and finished parts                                        126,097        103,166
    Raw materials and supplies                                                 25,790         25,405
                                                                            ------------------------
                                                                              198,203        167,777
  Deferred income taxes (Note 5)                                               15,222         17,036
  Other current assets                                                         13,936          8,587
                                                                            ------------------------
    Total current assets                                                      429,698        360,670

Property, plant and equipment, at cost (Note 1)
  Land and improvements                                                        17,973         18,202
  Buildings and equipment                                                     133,940        130,085
  Machinery and equipment                                                     474,053        479,220
  Leasehold improvements                                                        8,071          8,445
  Construction in progress                                                     18,870         21,285
                                                                            ------------------------
                                                                              652,907        657,237
  Less accumulated depreciation and amortization                              429,793        431,908
                                                                            ------------------------
                                                                              223,114        225,329

Costs in excess of net assets acquired, net of amortization (Note 1)          131,024        132,550
Other assets (Notes 7 and 15)                                                  63,614         77,980
                                                                            ------------------------
                                                                             $847,450       $796,529
                                                                            ------------------------
                                                                            ------------------------


                                                                                       DECEMBER 31,
                                                                           --------------------------------
(IN THOUSANDS, EXCEPT SHARE DATA)                                                1994                  1993
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term debt (Notes 6 and 7)                      $     886            $    1,543
  Accounts payable                                                             76,648                64,791
  Accrued expenses (Note 15)
    Salaries, wages and employee benefits                                      47,746                40,946
    Taxes                                                                      33,157                30,103
    Interest                                                                   18,616                23,887
    Other                                                                      60,009                32,272
                                                                           --------------------------------
                                                                              159,528               127,208
  Current portion of liabilities of discontinued operations                     3,000                 4,000
                                                                           --------------------------------
    Total current liabilities                                                 240,062               197,542

Long-term debt (Notes 6 and 7)                                                969,261             1,032,089
Deferred income taxes (Note 5)                                                 10,533                27,543
Other liabilities (Note 15)                                                   124,159               132,367
Liabilities of discontinued operations                                         29,036                32,478
Commitments and contingencies (Note 15)
Shareholders' equity (Notes 1, 8, 9 and 13)
  Preferred stock
    $.01 par value, 2,500,000 shares authorized,
    shares outstanding - none                                                       -                     -
  Common stock
    $.01 par value, 100,000,000 shares authorized,
    70,016,384 and 69,943,341 shares issued
    at December 31, 1994 and 1993, respectively
    (excluding 25,000,000 shares held by a
    wholly-owned subsidiary)                                                      700                   699
  Capital in excess of par value                                              638,407               636,846
  Retained earnings (deficit)                                              (1,158,948)           (1,251,465)
  Unearned compensation - restricted stock awards                              (3,480)               (5,552)
  Minimum pension liability                                                         -                (4,205)
  Foreign currency translation adjustments                                       (681)                1,077
                                                                           --------------------------------
                                                                             (524,002)             (622,600)
  Less cost of 98,862 and 179,309 shares of common stock in
    treasury at December 31, 1994 and 1993, respectively                       (1,599)               (2,890)
                                                                           --------------------------------
                                                                             (525,601)             (625,490)
                                                                           --------------------------------
                                                                           $  847,450            $  796,529
                                                                           --------------------------------
                                                                           --------------------------------

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT.


COLTEC INDUSTRIES INC AND SUBSIDIARIES   CONSOLIDATED STATEMENT OF EARNINGS

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                     ----------------------------------------
 (IN THOUSANDS, EXCEPT PER SHARE DATA)                                                     1994           1993           1992
- -----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                            $1,326,761     $1,334,829     $1,368,703
                                                                                     ----------------------------------------

Costs and expenses
  Cost of sales                                                                         891,942        905,464        944,405
  Selling and administrative                                                            198,489        192,437        181,176
  Restructuring charge (Note 3)                                                               -         25,219              -
                                                                                     ----------------------------------------
  Total costs and expenses                                                            1,090,431      1,123,120      1,125,581
                                                                                     ----------------------------------------

Operating income                                                                        236,330        211,709        243,122
Interest and debt expense, net                                                           89,472        110,190        135,862
                                                                                     ----------------------------------------

Earnings before income taxes and extraordinary item                                     146,858        101,519        107,260

Provision for income taxes (Note 5)                                                      52,869         36,293         42,577
                                                                                     ----------------------------------------

Earnings before extraordinary item                                                       93,989         65,226         64,683
Extraordinary item (Note 4)                                                              (1,472)       (17,792)      (106,930)
                                                                                     ----------------------------------------

Net earnings (loss)                                                                   $  92,517      $  47,434      $ (42,247)
                                                                                     ----------------------------------------
                                                                                     ----------------------------------------

Earnings (loss) per common share (Note 1)
  Before extraordinary item                                                           $    1.35     $     .94     $     1.11
  Extraordinary item                                                                       (.02)         (.26)         (1.83)
                                                                                     ----------------------------------------
  Net earnings (loss)                                                                 $    1.33     $     .68      $    (.72)
                                                                                     ----------------------------------------
                                                                                     ----------------------------------------

Weighted average number of common and common equivalent shares                         69,815         69,591         58,413
                                                                                     ----------------------------------------
                                                                                     ----------------------------------------

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT.


COLTEC INDUSTRIES INC AND SUBSIDIARIES     CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                    YEAR ENDED DECEMBER 31,
                                                                            ---------------------------------------
(IN THOUSANDS)                                                                   1994           1993           1992
- -------------------------------------------------------------------------------------------------------------------



Cash flows from operating activities
  Net earnings (loss)                                                       $  92,517      $  47,434      $ (42,247)
  Adjustments to reconcile net earnings (loss) to cash
      provided by operating activities
    Extraordinary item                                                          1,472         17,792        106,930
    Depreciation and amortization                                              42,131         49,092         49,129
    Deferred income taxes                                                     (19,274)       (10,766)       (17,829)
    Receivable from insurance carriers                                         10,843          3,056        (15,660)
    Payment of liabilities of discontinued operations                          (3,174)        (4,444)        (6,166)
    Restructuring charge                                                            -         25,219              -
    Noncash interest expense                                                        -              -         25,180
    Other operating items                                                       3,644        (11,809)         2,032
                                                                            ---------------------------------------
                                                                              128,159        115,574        101,369
                                                                            ---------------------------------------
  Changes in assets and liabilities
    Accounts and notes receivable                                             (11,808)        (2,007)        (7,896)
    Inventories                                                               (33,511)        (2,871)        15,261
    Deferred income taxes                                                       1,814          3,501           (216)
    Other current assets                                                       (1,961)          (877)           738
    Accounts payable                                                           14,362          4,067         (4,819)
    Accrued expenses                                                            1,163        (12,169)        15,450
                                                                            ---------------------------------------
      Changes in assets and liabilities                                       (29,941)       (10,356)        18,518
                                                                            ---------------------------------------
      Cash provided by operating activities                                    98,218        105,218        119,887
                                                                            ---------------------------------------

Cash flows from investing activities
  Capital expenditures                                                        (38,191)       (38,587)       (24,997)
  Cash received in Holdings reorganization                                          -         26,749              -
  Proceeds from sale of an investment                                               -              -          3,733
  Other - net                                                                  (3,184)         1,948         (3,503)
                                                                            ---------------------------------------
      Cash used in investing activities                                       (41,375)        (9,890)       (24,767)
                                                                            ---------------------------------------

Cash flows from financing activities
  Issuance of long-term debt                                                  335,042         46,069        150,000
  Payment of long-term debt                                                  (393,446)      (138,179)      (242,192)
  Issuance of common stock in recapitalization                                      -              -        625,575
  Payment of long-term debt in recapitalization, net                                -              -       (433,836)
  Payment of premiums, fees and expenses in recapitalization
    and debt refinancing                                                            -              -       (153,061)
  Distribution to Holdings pursuant to preferred stock redemption
    and tax sharing procedure                                                       -         (4,624)       (48,585)
                                                                            ---------------------------------------
      Cash used in financing activities                                       (58,404)       (96,734)      (102,099)
                                                                            ---------------------------------------

Cash and cash equivalents
  Decrease                                                                     (1,561)        (1,406)        (6,979)
  At beginning of period                                                        5,749          7,155         14,134
                                                                            ---------------------------------------
  At end of period                                                          $   4,188      $   5,749      $   7,155
                                                                            ---------------------------------------
                                                                            ---------------------------------------

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT.

COLTEC INDUSTRIES INC AND SUBSIDIARIES   CONSOLIDATED STATEMENT OF SHAREHOLDERS'
                                         EQUITY


                                                            THREE YEARS ENDED DECEMBER 31, 1994
                                  -----------------------------------------------------------------------------------------
                                                                                        UNEARNED
                                                                                      COMPENSATION-              FOREIGN
                                     COMMON STOCK        CAPITAL IN      RETAINED      RESTRICTED    MINIMUM     CURRENCY
                                  ---------------------   EXCESS OF      EARNINGS        STOCK       PENSION    TRANSLATION
(IN THOUSANDS, EXCEPT SHARE DATA)   SHARES       AMOUNT   PAR VALUE     (DEFICIT)        AWARDS     LIABILITY   ADJUSTMENTS
- ---------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1992           25,000,000    $ 250     $     -     $(1,208,067)    $     -     $     -       $13,290
Net loss                                                                   (42,247)
Issuance of stock
  in recapitalization              44,275,000      443     625,132
Distribution to Holdings
  pursuant to preferred
  stock redemption and tax
  sharing procedure                                                        (48,585)
Issuance of restricted stock, net     578,464        6       8,956                      (7,221)
Foreign currency translation
  adjustments                                                                                                     (8,601)
                                   -------------------------------------------------------------------------------------
Balance, December 31, 1992         69,853,464      699     634,088      (1,298,899)     (7,221)          -         4,689

Net earnings                                                                47,434
Issuance of restricted stock, net      89,877        -       1,389                       1,669
Exercise of stock options                                       (4)
Tax benefit from stock option
  and incentive plan                                           133
Stock exchange in the
  Holdings reorganization                                    1,240
Minimum pension liability                                                                           (4,205)
Foreign currency translation
  adjustments                                                                                                     (3,612)
                                   --------------------------------------------------------------------------------------
Balance, December 31, 1993         69,943,341      699     636,846      (1,251,465)     (5,552)     (4,205)        1,077

Net earnings                                                                92,517
Issuance of restricted stock, net      73,043        1       1,370                       2,072
Exercise of stock options                                     (114)
Tax benefit from stock option
  and incentive plan                                           305
Minimum pension liability                                                                            4,205
Foreign currency translation
  adjustments                                                                                                     (1,758)
                                   --------------------------------------------------------------------------------------
Balance, December 31, 1994         70,016,384    $ 700   $ 638,407     $(1,158,948)    $(3,480)       $  -         $(681)
                                   --------------------------------------------------------------------------------------
                                   --------------------------------------------------------------------------------------


                                       THREE YEARS ENDED DECEMBER 31, 1994
                                     ---------------------------------------

                                          TREASURY STOCK
                                        -------------------
                                        SHARES       AMOUNT        TOTAL
- ----------------------------------------------------------------------------
Balance, January 1, 1992                    -        $   -      $(1,194,527)
Net loss                                                            (42,247)
Issuance of stock
  in recapitalization                                               625,575
Distribution to Holdings
  pursuant to preferred
  stock redemption and tax
  sharing procedure                                                 (48,585)
Issuance of restricted stock, net                                     1,741
Foreign currency translation
  adjustments                                                        (8,601)
                                     ---------------------------------------
Balance, December 31, 1992                  -            -         (666,644)

Net earnings                                                         47,434
Issuance of restricted stock, net     (14,309)        (229)           2,829
Exercise of stock options               5,000           79               75
Tax benefit from stock option
  and incentive plan                                                    133
Stock exchange in the
  Holdings reorganization            (170,000)      (2,740)          (1,500)
Minimum pension liability                                            (4,205)
Foreign currency translation
  adjustments                                                        (3,612)
                                     ---------------------------------------
Balance, December 31, 1993           (179,309)      (2,890)        (625,490)

Net earnings                                                         92,517
Issuance of restricted stock, net     (17,553)        (293)           3,150
Exercise of stock options              98,000        1,584            1,470
Tax benefit from stock option
  and incentive plan                                                    305
Minimum pension liability                                             4,205
Foreign currency translation
  adjustments                                                        (1,758)
                                     ---------------------------------------
Balance, December 31, 1994            (98,862)    $ (1,599)      $ (525,601)
                                     ---------------------------------------
                                     ---------------------------------------

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT.


COLTEC INDUSTRIES INC AND SUBSIDIARIES     NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION: Investments in which Coltec Industries Inc ("Coltec") has ownership of 50% or more of the voting common stock are consolidated in the financial statements. Intercompany accounts and transactions are eliminated. Certain amounts for prior periods have been reclassified to conform to the 1994 presentation.

CONSOLIDATED STATEMENT OF CASH FLOWS: Cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less. The effect of changes in foreign exchange rates on cash balances is not significant.

Interest paid and federal and state income taxes paid and refunded were as follows:



(IN THOUSANDS)                     1994         1993             1992
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
Interest paid                   $ 92,304       $105,713          $107,236
Income taxes -
  Paid                            42,308         31,873            40,767
  Refunded                         2,262          3,913             4,417

FOREIGN CURRENCY TRANSLATION: The financial statements of foreign subsidiaries were prepared in their respective local currencies and were translated into U.S. dollars at year-end rates for assets and liabilities and at monthly weighted average rates for income and expenses. Translation adjustments are included in shareholders' equity. Foreign currency transaction gains and losses are included in net earnings. For 1994, 1993 and 1992, such gains and losses were not significant.

INVENTORIES: Inventories, including inventories under long-term commercial and government contracts and programs, are valued at the lower of cost or market. At December 31, 1994 and 1993, $34,411,000 and $45,150,000, respectively, of contract advances have been offset against inventories under long-term commercial and government contracts and programs in the Consolidated Balance Sheet. Losses on commercial and government contracts and programs are recognized in full when identified. At December 31, 1994 and 1993, an accrual for loss contracts and programs was not required. Cost elements included in inventory are material, labor and factory overhead, primarily using standard cost, which approximates actual cost. Cost on approximately 56% of the domestic inventory at December 31, 1994 was determined on the last-in, first-out basis. Cost on the remainder of the inventory is generally determined on the first-in, first-out basis. The excess of current cost over last-in, first-out cost at December 31, 1994 and 1993 was approximately $18,800,000 and $21,800,000, respectively.

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

The ranges of estimated useful lives used in computing depreciation and amortization for financial reporting were as follows:

                                                             Years
- ---------------------------------------------------------------------
- ---------------------------------------------------------------------
Land improvements                                           5 - 40
Buildings and equipment                                    10 - 45
Machinery and equipment                                     3 - 20


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

ENVIRONMENTAL EXPENDITURES: Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are accrued when it is probable that an obligation has been incurred and the amount can be reasonably estimated. Expenditures incurred for environmental compliance with respect to pollution prevention and ongoing monitoring programs are expensed as incurred. Expenditures that increase the value of the property are capitalized.

START-UP COSTS: Start-up costs related to new operations and new product lines are expensed as incurred.

REVENUE RECOGNITION: Revenue, including revenue under long-term commercial and government contracts and programs, is recorded at the time deliveries or customer acceptances are made and Coltec has the contractual right to bill.

COSTS IN EXCESS OF NET ASSETS ACQUIRED: It is Coltec's policy to amortize the excess costs arising from acquisitions on a straight-line basis over periods not to exceed 40 years. In evaluating the value and future benefits of the excess costs arising from acquisitions, the recoverability from operating income is measured. Under this approach, the carrying value would be reduced if it is probable that management's best estimate of future operating income from related operations before amortization will be less than the carrying amount of the excess costs arising from acquisitions over the remaining amortization period. At December 31, 1994 and 1993, accumulated amortization related to all completed acquisitions, which are amortized on a straight-line basis over a 40-year period, was $57,186,000 and $52,063,000, respectively.

SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE: In November 1993, the shareholders of Coltec Holdings Inc. ("Holdings"), the former parent company of Coltec, exchanged their shares of common stock of Holdings for 35.5% or 24,830,000 shares of common stock of Coltec. Reference is made to Note 13 for information relating to the Holdings Reorganization.

Earnings per common share are computed by dividing earnings by the weighted average number of common and common equivalent shares outstanding during each period. Common equivalent shares are shares issuable on the exercise of stock options and shares of restricted stock, net of shares assumed to have been purchased using the treasury stock method.

IMPACT OF NEW ACCOUNTING STANDARDS: Coltec adopted Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits", No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments", effective January 1, 1994. The adoption of these standards did not have a material effect on Coltec's results of operations and financial condition. Based on preliminary analyses, Coltec does not expect that the future adoption of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", will have a material effect on Coltec's results of operations and financial condition.

2. RECAPITALIZATION
On April 1, 1992, Coltec completed a recapitalization which included a public offering of its common stock, two long-term debt offerings and a new financing arrangement (the "Recapitalization"). The Recapitalization reduced aggregate indebtedness and refinanced a substantial portion of remaining indebtedness. In connection with the Recapitalization, Coltec incurred extraordinary charges in the second quarter 1992 of $105,347,000, net of a $28,000,000 tax benefit. The extraordinary charges were primarily payment of premiums and expenses, and write-off of deferred financing costs resulting from early retirement of debt.

Pursuant to the Recapitalization, the consolidated statement of earnings for the first quarter 1992 reflects the interest and finance cost related to outstanding debt of Holdings because the net proceeds from the public offering of the debt securities and the bank refinancing were used to retire a dividend note payable from Coltec to Holdings, the proceeds of which were used by Holdings to repay Holdings' indebtedness.

3. RESTRUCTURING CHARGE
Coltec recorded a restructuring charge of $25,219,000 in the second quarter 1993 to cover the cost of consolidation and rearrangement of certain manufacturing facilities and related reductions in work force, primarily in the Aerospace/Government segment, as well as at the Central Moloney Transformer Division.

The objectives of the restructuring program were completed in 1994.
The liability for the restructuring charge, funded from operations in approximately equal amounts in 1993 and 1994, has been fully utilized as of December 31, 1994 and there were no revisions to the restructuring charge subsequent to the second quarter of 1993.

4. EXTRAORDINARY ITEM
Coltec incurred extraordinary charges of $1,472,000, net of a $792,000 tax benefit, and $17,792,000, net of a $9,581,000 tax benefit, in 1994 and 1993, respectively, in connection with the early retirement of debt, and in 1993 in connection with debt refinancings.

In 1992 Coltec, in addition to the extraordinary charges referred to in
Note 2, incurred extraordinary charges of $1,583,000, net of a $816,000 tax benefit, in connection with a debt refinancing and early retirement of debt.

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

The significant components of deferred tax assets and liabilities at December 31, 1994 and 1993 were as follows:


(IN THOUSANDS)                                           1994                         1993
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------
                                               DEFERRED       DEFERRED       DEFERRED       DEFERRED
                                                    TAX            TAX            TAX            TAX
                                                 ASSETS    LIABILITIES         ASSETS    LIABILITIES
                                               -----------------------------------------------------
Excess tax over
  book depreciation                            $      -       $(30,076)      $      -       $(32,049)
Recognition of income
  on contracts reported
  on different methods for
  tax and financial reporting                         -        (29,003)             -        (30,068)
Employee benefit plans                           26,184              -         31,057              -
Accrued expenses
  and liabilities                                13,062              -              -         (8,357)
Foreign tax credit
  carryforwards                                   6,000              -         29,000              -
Other                                            24,522              -         28,910              -
                                               -----------------------------------------------------
                                                 69,768        (59,079)        88,967        (70,474)
Less - Valuation allowance                       (6,000)             -        (29,000)             -
                                               -----------------------------------------------------
Total deferred taxes                           $ 63,768       $(59,079)       $59,967       $(70,474)
                                               -----------------------------------------------------
                                               -----------------------------------------------------


The valuation allowance is attributable to foreign tax credit carryforwards which expire in the years 1997 through 1999.

Domestic and foreign components of earnings before income taxes and extraordinary item were as follows:


(IN THOUSANDS)                       1994         1993        1992
- ---------------------------------------------------------------------
- ---------------------------------------------------------------------
  Domestic                        $ 126,254     $ 71,126    $  67,217
  Foreign                            20,604       30,393       40,043
                                  -----------------------------------
  Total                           $ 146,858     $101,519    $ 107,260
                                  -----------------------------------
                                  -----------------------------------


Provision for income taxes was as follows:


(IN THOUSANDS)                        1994         1993        1992
- ----------------------------------------------------------------------
- ----------------------------------------------------------------------
Current -
  Domestic                         $ 56,812      $36,254      $ 43,026
  Foreign                            11,253        9,568        17,596
                                   -----------------------------------
                                     68,065       45,822        60,622
                                   -----------------------------------

Deferred -
  Domestic                          (12,503)     (11,553)      (14,527)
  Foreign                            (2,693)       2,024        (3,518)
                                   -----------------------------------
                                    (15,196)      (9,529)      (18,045)
                                   -----------------------------------
  Total                            $ 52,869      $36,293      $ 42,577
                                   -----------------------------------
                                   -----------------------------------


Reconciliation of tax at the U.S. statutory income tax rate, 35% in 1994 and 1993 and 34% in 1992, to the provision for income taxes was as follows:



(IN THOUSANDS)                                     1994           1993           1992
- -------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------
Tax at U.S. statutory rate                     $ 51,400        $35,532        $36,468
Tax cost (benefit)-
  Repatriation of non-U.S. earnings               2,713          3,201          4,600
  Non-U.S. rate differential                      1,349            954          1,708
  Adjustment of reserves                         (5,789)        (6,692)        (2,636)
  Other (not individually significant)            3,196          3,298          2,437
                                               --------------------------------------
Provision for income taxes                     $ 52,869        $36,293        $42,577
                                               --------------------------------------
Effective tax rate                                36.0%         35.75%          39.7%
                                               --------------------------------------
                                               --------------------------------------


The provision, prior to the disaffiliation noted below, was determined pursuant to the tax sharing procedure between Coltec and Holdings and would have been the same if determined by Coltec on a separate group basis. Coltec became disaffiliated from Holdings as a consequence of the Recapitalization. For the first quarter of 1992, Coltec and all of its 80% or greater owned U.S. subsidiaries ("Coltec Separate Group") joined with Holdings in the filing of a consolidated U.S. federal income tax return with Holdings as the parent company. For the nine month period ended December 31, 1992, Coltec Separate Group filed a consolidated U.S. federal income tax return with Coltec as the parent company. During the period of affiliation with Holdings, Coltec's portion of the resulting tax liability was the lesser of (i) Coltec's tax liability determined on a Coltec Separate Group basis, or (ii) Coltec's ratable share of Holdings' consolidated tax liability, including part of the determined tax benefits from Holdings' losses. The excess of Coltec's U.S. federal income tax liability on a separate group basis, for the period of affiliation with Holdings, over Coltec's share of the U.S. federal income tax liability determined in accordance with the tax sharing procedure was paid to Holdings and is included as a distribution to Holdings in the Consolidated Statement of Shareholders' Equity. Upon consummation of the Recapitalization, the tax sharing procedure was terminated and Coltec and Holdings entered into a Tax Disaffiliation Agreement. On November 18, 1993, Holdings became a wholly owned subsidiary of Coltec. Reference is made to Note 13 for information relating to the Holdings Reorganization.

During 1994, the U.S. Internal Revenue Service completed its examination of the consolidated federal income tax returns of Coltec and Holdings for the years 1990, 1991 and 1992 and the resulting tax assessments previously provided for were paid.

6. LONG-TERM DEBT


(IN THOUSANDS)                                     1994           1993
- ----------------------------------------------------------------------
- ----------------------------------------------------------------------
1994 Credit Agreement - 5.3%*                  $291,000     $        -
1992 Credit Agreement - repaid in 1994                -        308,618
9 3/4% senior notes due 1999                    150,000        150,000
9 3/4% senior notes due 2000                    200,000        200,000
11 1/4% debentures due 1996-2015                 67,782         91,625
10 1/4% senior subordinated notes due 2002      231,465        250,000
Other due 1995-2010                              29,900         33,389
                                               -----------------------
                                                970,147      1,033,632
Less - Amounts due within one year                  886          1,543
                                               -----------------------
                                               $969,261     $1,032,089
                                               -----------------------
                                               -----------------------

*INDICATES AVERAGE INTEREST RATE FOR 1994.

A) On January 11, 1994, Coltec entered into a $415,000,000 reducing revolving credit facility (the "1994 Credit Agreement"), with a syndicate of banks, which expires June 30, 1999. This facility was used to prepay indebtedness outstanding and replace letters of credit issued under a term and working capital facility entered into in 1992. At December 31, 1994, $291,000,000 of borrowings were outstanding and $26,410,000 of letters of credit had been issued under the 1994 Credit Agreement. The 1994 Credit Agreement provides up to $100,000,000 for the issuance of letters of credit and the facility will be reduced $50,000,000 on both January 11, 1997 and 1998. Obligations under the facility are secured by substantially all of Coltec's assets. Borrowings under the facility bear interest, at Coltec's option, at an annual rate equal to the base rate or the Eurodollar rate plus 1%. The base rate is the higher of 1/2 of 1% in excess of the Federal Reserve reported certificate of deposit rate and the prime lending rate. Letter of credit fees of 1% are payable on outstanding letters of credit and a commitment fee of 3/8 of 1% is payable on the unutilized facility.

The facility contains various restrictions and conditions. The most restrictive of these requires that the fixed charge coverage ratio be at least 2.25 to 1 for any period of four consecutive quarters to and including the fourth quarter of 1994 and thereafter 2.5 to 1. The ratio of current assets to current liabilities must be at least 1.25 to 1. In addition, the facility limits or restricts purchases of Coltec's common stock, payment of dividends, capital expenditures, indebtedness, liens, mergers, asset acquisitions and dispositions, investments, prepayment of certain debt and transactions with affiliates. At December 31, 1994, Coltec was in compliance with the above covenants.

B) The 9 3/4% senior notes due 1999 are not redeemable prior to maturity on November 1, 1999.

C) The 9 3/4% senior notes due 2000 are not redeemable prior to maturity on April 1, 2000.

D) Coltec has purchased in the open market $18,535,000 of the 10 1/4% senior subordinated notes. The remaining 10 1/4% senior subordinated notes are redeemable at the option of Coltec on or after April 1, 1997 at 105.125% of par, declining to 100% of par on or after April 1, 1999.

E) Coltec has purchased in the open market and redeemed $82,218,000 of its 11 1/4% debentures. The remaining 11 1/4% debentures are redeemable at the option of Coltec at 106.188% of par, declining to 100% of par on or after December 1, 2005. Mandatory annual sinking fund payments of $7,125,000 beginning December 1, 1996 are calculated to retire 90% of the debentures prior to maturity. Coltec, at its option, may redeem up to an additional $14,250,000 annually, beginning December 1, 1996 through 2014.

F) Minimum payments on long-term debt due within five years from December 31, 1994 are as follows:


(IN THOUSANDS)
- -------------------------------------------------------------------
- -------------------------------------------------------------------
1995                                                     $      886
1996                                                            569
1997                                                            607
1998                                                            652
1999                                                        441,562

7. FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate the fair value of Coltec's financial instruments:

CASH AND CASH EQUIVALENTS AND ACCOUNTS AND NOTES RECEIVABLE, OTHER: The carrying amount approximates fair value due to the short-term maturity of the investments and the short-term nature of the receivables.

LONG-TERM RECEIVABLES AND INVESTMENTS: The fair value is based on quoted market prices for similar publicly traded securities or on the present value of estimated future cash flows.

LONG-TERM DEBT: The fair value of Coltec's publicly traded long-term debt is based on the quoted market prices for such debt and for non-publicly traded long-term debt, on quoted market prices for similar publicly traded debt.

INTEREST RATE SWAP AGREEMENTS: The fair value is based on quotes from commercial banks.

FORWARD EXCHANGE CONTRACTS: The fair value is based on quoted market prices of similar contracts.

The estimated fair value of Coltec's financial instruments at December 31, 1994 and 1993 is as follows:


(IN THOUSANDS)                     1994                         1993
- -------------------------------------------------------------------------------
                           CARRYING       FAIR          CARRYING        FAIR
                              VALUE      VALUE             VALUE       VALUE
Assets:
  Cash and cash
    equivalents            $  4,188    $  4,188        $   5,749    $  5,749
  Accounts and notes
    receivable, other        72,483      72,483           41,051      41,051
  Long-term receivables
    and investments -
      Practical to estimate
        fair value           36,008       39,364          41,205      47,206
      Not practical to
        estimate fair value   8,711            -           8,711           -
  Interest rate
    swap agreements               -           27               -           -
Liabilities:
  Long-term debt            970,147      962,647       1,033,632   1,077,642
  Interest rate
    swap agreements               -            -               -       4,522
  Forward exchange
    contracts                     -       21,026               -      11,479


It was not practicable to obtain an independent estimate of the fair value of Coltec's stock investment in Crucible Materials Corporation ("Crucible"), a private corporation. The carrying value of the investment in Crucible is included in other assets in the Consolidated Balance Sheet.

As of December 31, 1994, Coltec has outstanding interest rate swap agreements with major financial institutions having a total notional principal amount of $150,000,000, an average fixed interest rate of 6.34% and an average remaining life of three months. Interest rate swap agreements effectively hedge interest rate exposures and, as such, the differential to be paid or received is accrued and recognized in interest expense as market interest rates change. Net payments or receipts under interest rate swap agreements are recorded as adjustments to interest expense. Gains or losses on the termination of an interest rate swap agreement which has been an effective hedge, are deferred and amortized over the remaining original life of the swap when the underlying debt is not extinguished, or are recognized in the period when the underlying debt is extinguished.

It is Coltec's policy to enter into forward exchange contracts to hedge U.S. dollar denominated sales, under long-term contracts, of certain foreign subsidiaries. Coltec does not engage in speculation. Coltec's forward exchange contracts do not subject Coltec to risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the sales and related receivables being hedged. At December 31, 1994 and 1993 Coltec had $306,230,000 and $251,610,000, respectively, of forward exchange contracts, denominated in Canadian dollars, which had a fair value of $285,204,000 and $240,131,000, respectively. The contracts have varying maturities with none exceeding five years. Gains and losses on forward exchange contracts are deferred and recognized at the completion of the underlying long-term contract being hedged.

Coltec has an outstanding contingent liability for guaranteed debt and lease payments of $30,836,000, and for letters of credit of $26,410,000. It was not practical to obtain independent estimates of the fair values for the contingent liability for guaranteed debt and lease payments and for letters of credit without incurring excessive costs. In the opinion of management, nonperformance by the other parties to the contingent liabilities will not have a material effect on Coltec's results of operations and financial condition.

8. STOCK OPTION AND INCENTIVE PLANS
Coltec stock option plans provide for the granting of incentive stock rights, stock options, stock appreciation rights, restricted stock and dividend equivalents to officers and key employees and stock options to directors. In 1994, shareholders approved an increase in the number of shares of common stock that may be issued under the stock option plans to 7,468,000 shares. Stock options outstanding under the stock option plans were granted at a price equal to 100% of the market price on the date of grant and are exercisable in annual installments of 20%, commencing one year from date of grant.

Information on stock options for the three years ended December 31, 1994 is as follows:


                                                           OPTION
                                       NUMBER         PRICE RANGE
                                    OF SHARES           PER SHARE
- -----------------------------------------------------------------
Outstanding January 1, 1992                 -                   -
Granted                             2,015,000        $15.00-18.25
Exercised                                   -                   -
Canceled                                    -                   -
                                    -----------------------------
Outstanding December 31, 1992       2,015,000         15.00-18.25
Granted                               290,000         16.38-18.75
Exercised                              (5,000)              15.00
Canceled                              (40,000)              15.00
                                    -----------------------------
Outstanding December 31, 1993       2,260,000         15.00-18.75
Granted                               295,000         16.25-21.25
Exercised                             (98,000)              15.00
Canceled                             (140,000)        15.00-20.25
                                    -----------------------------
Outstanding December 31, 1994       2,317,000         15.00-21.25
                                    -----------------------------
Exercisable December 31:
  1992                                      -                   -
  1993                                398,000         15.00-18.25
  1994                                772,000         15.00-18.75
                                    -----------------------------
                                    -----------------------------


In addition to the granting of stock options, Coltec has granted shares of restricted stock. Restrictions on certain shares lapse in annual installments of 33 1/3% commencing one or three years from date of grant. Restrictions on the remaining shares lapse 100% three years from the date of grant. The unearned compensation resulting from the grant of restricted shares is reported as a reduction to shareholders' equity in the Consolidated Balance Sheet and is being charged to earnings over the period the restricted shares vest.

Information on restricted stock for the three years ended December 31, 1994 is as follows:

                                               NUMBER OF SHARES
                                      ---------------------------------
                                          1994         1993        1992
- -----------------------------------------------------------------------
- -----------------------------------------------------------------------
Outstanding January 1                  554,260     578,464            -
Granted                                 73,043      89,877      578,464
Restrictions expired                   (92,264)    (99,772)           -
Forfeited                              (17,553)    (14,309)           -
                                      ---------------------------------
Outstanding December 31                517,486     554,260      578,464
                                      ---------------------------------
                                      ---------------------------------


Shares available for grant at December 31, 1994 and 1993 under the stock option plans were 4,306,616 and 66,649, respectively.

9. PENSION AND RETIREMENT PLANS
Coltec and certain of its subsidiaries have in effect, for substantially all U.S. employees, pension plans under which funds are deposited with trustees. The benefits under these plans are based primarily on years of service and either final average salary or fixed amounts for each year of service. Coltec's funding policy is consistent with the funding requirements of the Employee Retirement Income Security Act ("ERISA") of 1974, as amended. Plan assets consist principally of publicly traded equity and fixed-income securities. Pension coverage for employees of the non-U.S. subsidiaries is provided in accordance with local requirements and customary practices.

For certain pension plans, the plan assets exceed the accumulated benefit obligations ("overfunded plans"); and in the remainder of the plans, the accumulated benefit obligations exceed the plan assets ("underfunded plans").

As of December 31, 1994 and 1993, the status of Coltec's pension plans was as follows:

                                                                                   1994                              1993*
                                                                       ------------------------------------------------------------
                                                                       OVERFUNDED       UNDERFUNDED      OVERFUNDED     UNDERFUNDED
(IN THOUSANDS)                                                              PLANS             PLANS           PLANS           PLANS
- -----------------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of projected benefit obligation, based on employment service to date and current salary levels:
  Vested employees                                                       $252,924           $63,135        $286,094         $76,227
  Nonvested employees                                                       8,875             1,178          11,672           1,815
                                                                         ----------------------------------------------------------
  Accumulated benefit obligation                                          261,799            64,313         297,766          78,042
  Additional amounts related to
    projected salary increases                                             22,310             2,430          21,060             436
                                                                         ----------------------------------------------------------
  Total projected benefit obligation                                      284,109            66,743         318,826          78,478
                                                                         ----------------------------------------------------------
Assets available for benefits:
  Funded assets                                                           350,198            33,789         348,978         38,854
  Accrued (prepaid) pension expense, per books                             (9,554)           31,552            (478)        42,161
                                                                         ----------------------------------------------------------
  Total assets                                                            340,644            65,341         348,500         81,015
                                                                         ----------------------------------------------------------
Assets in excess of (less than)
  projected benefit obligation                                           $ 56,535           $(1,402)       $ 29,674        $ 2,537
                                                                         ----------------------------------------------------------
  Consisting of:
    Unamortized net asset existing
      at date of adoption of FAS No. 87                                  $ 13,274           $ 3,005        $  4,905        $ 16,685
    Unrecognized net gain (loss)                                           49,590             1,836          32,745          (9,969)
    Unrecognized prior service cost                                        (6,329)           (6,243)         (7,976)         (4,179)
                                                                         ----------------------------------------------------------
                                                                         $ 56,535          $ (1,402)       $ 29,674        $  2,537
                                                                         ----------------------------------------------------------
                                                                         ----------------------------------------------------------

*RESTATED TO REFLECT FUNDING CLASSIFICATION AS OF DECEMBER 31, 1994.


For U.S. plans, discount rates of 9.0% and 7.5% were used as of December 31, 1994 and 1993, respectively, for the valuation of the actuarial present value of benefit obligations.

In accordance with the requirements of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions", Coltec recorded a minimum pension liability for underfunded plans of $13,571,000 at December 31, 1993, which is included in other liabilities in the Consolidated Balance Sheet. This liability was equal to the excess of the accumulated benefit obligation over plan assets and was offset by a $7,102,000 intangible asset, included in other assets in the Consolidated Balance Sheet, for previously unrecognized prior service cost. The amount in excess of previously unrecognized prior service cost, $4,205,000, was recorded as a reduction of shareholders' equity, net of a $2,264,000 tax benefit. At December 31, 1994, a minimum pension liability was not required.

Assumptions as of January 1 used to develop the net periodic pension cost for U.S. plans were:

                                          1994          1993          1992
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------
Discount rate for benefit obligations      7.5%          8.0%          8.0%
Expected long-term rate of
  return on assets                         8.5%          8.5%          8.5%
Rate of increase in
  compensation levels                      5.0%          5.0%          6.0%


For non-U.S. plans, which were not material, similar economic assumptions were used.

The components of net periodic pension cost were as follows:


(IN THOUSANDS)                            1994         1993        1992
- -----------------------------------------------------------------------
- -----------------------------------------------------------------------
Service cost - benefits earned        $  9,763     $  9,423    $  9,947
Interest cost on projected
  benefit obligation                    27,793       28,496      27,993
Actual return on assets                  7,353       (7,770)       (233)
Amortization and deferral, net         (47,687)     (30,968)    (38,394)
                                      ---------------------------------
Net periodic pension cost (credit)    $ (2,778)    $   (819)   $   (687)
                                      ---------------------------------
                                      ---------------------------------


For discontinued operations, Coltec's total projected benefit obligation at December 31, 1994 and 1993 was $215,121,000 and $263,751,000, respectively, and is fully funded. Interest accrued for 1994, 1993 and 1992 on the projected benefit obligation was $18,684,000, $20,450,000, and $21,555,000, respectively, and was fully offset by return on assets resulting in no net periodic cost.

10. OTHER POSTRETIREMENT BENEFITS
Coltec provides health care and life insurance benefits to its eligible retired employees, principally in the United States. Effective January 1, 1993, Coltec adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions",
("FAS 106") using the delayed recognition transition option whereby the transition obligation is being amortized on a straight-line basis over 20 years. FAS 106 requires that the cost of postretirement benefits be recognized in the financial statements during the years the employees provide services. Prior to 1993, Coltec recognized the cost of postretirement benefits on a cash basis.

Coltec's accumulated postretirement benefit obligation, none of which is funded, and the postretirement benefit cost liability at December 31, 1994 and 1993 were as follows:


(IN THOUSANDS)                                       1994             1993
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------
Actuarial present value of projected
  accumulated postretirement
  benefit obligation:
    Retirees                                     $ 16,224         $ 17,511
    Fully eligible active participants              3,568            4,613
    Other active participants                       3,126            3,441
                                            ------------------------------
    Total                                          22,918           25,565
Unamortized transition obligation                 (19,736)         (22,727)
Unrecognized net loss                              (1,279)          (1,482)
                                            ------------------------------
Postretirement benefit cost liability            $  1,903        $   1,356
                                            ------------------------------
                                            ------------------------------


The components of postretirement benefit cost were as follows:


(IN THOUSANDS)                                       1994             1993
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------
Service cost - benefits earned                     $  179           $  249
Interest cost on accumulated
  postretirement benefit obligation                 1,810            1,838
Amortization of transition obligation               1,101            1,196
Amortization and deferral, net                       (127)               -
Curtailment loss                                      427                -
                                            ------------------------------
Postretirement benefit cost                        $3,390           $3,283
                                            ------------------------------
                                            ------------------------------

During 1994, Coltec recognized a curtailment loss in connection with a plan amendment which accelerated the recognition of the related unamortized transition obligation.

Discount rates of 9.0% and 7.5% were used in determining the accumulated postretirement benefit obligation at December 31, 1994 and 1993, respectively. The health care cost trend rates used in determining the accumulated postretirement benefit obligation at December 31, 1994 were 10.9% in 1995, gradually declining to 6.0% in 2005. The effect of a 1% increase in the health care cost trend rates in each year would be to increase the total service and interest cost components of the postretirement benefit cost for 1994 by $174,000 and to increase the accumulated postretirement benefit obligation at December 31, 1994 by $1,900,000.

11. SEGMENT INFORMATION
Coltec's financial results are reported in three industry segments:
Aerospace/Government, Automotive, and Industrial.

Information on sales and operating income by industry segment for the years 1994, 1993 and 1992 included on page 22 in the Financial Review is incorporated herein by reference.

Information on total assets; depreciation of property, plant and equipment; and capital expenditures by industry segment for the three years ended December 31, 1994 is as follows:

(IN MILLIONS)                           1994         1993        1992
- ---------------------------------------------------------------------
- ---------------------------------------------------------------------
Total assets:
  Aerospace/Government                $402.3       $386.2      $388.7
  Automotive                           129.5        124.6       118.6
  Industrial                           164.4        180.1       186.7
  Corporate unallocated                151.3        105.6       123.9
                                  -----------------------------------
    Total                             $847.5       $796.5      $817.9
                                  -----------------------------------
Depreciation of property,
  plant and equipment:
  Aerospace/Government                $ 14.7       $ 16.1      $ 17.3
  Automotive                             7.5          7.4         7.9
  Industrial                             8.7          9.5         9.9
  Corporate unallocated                   .2           .2          .2
                                  -----------------------------------
    Total                             $ 31.1       $ 33.2      $ 35.3
                                  -----------------------------------
Capital expenditures:
  Aerospace/Government                $ 21.3       $ 21.8      $ 13.3
  Automotive                             7.0          9.6         6.5
  Industrial                             9.9          7.2         5.2
                                  -----------------------------------
    Total                             $ 38.2       $ 38.6      $ 25.0
                                  -----------------------------------
                                  -----------------------------------

Information by geographic segment for the three years ended December 31, 1994 is as follows:

                                                     OPERATING        TOTAL
(IN MILLIONS)                           SALES           INCOME       ASSETS
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------
1994
Domestic operations                  $1,148.3           $241.5      $ 629.2
Foreign operations                      208.1             28.8        202.0
Intersegment elimination                (29.6)               -       (135.0)
                                     --------------------------------------
Total segments                        1,326.8            270.3        696.2
Corporate unallocated                       -            (34.0)       151.3
                                     --------------------------------------
  Total                              $1,326.8           $236.3      $ 847.5
                                     --------------------------------------
1993
Domestic operations                  $1,155.4           $215.9      $ 619.4
Foreign operations                      206.7             30.2        207.6
Intersegment elimination                (27.3)               -       (136.1)
                                     --------------------------------------
Total segments                        1,334.8            246.1        690.9
Corporate unallocated                       -            (34.4)       105.6
                                     --------------------------------------
  Total                              $1,334.8           $211.7      $ 796.5
                                     --------------------------------------
1992
Domestic operations                  $1,160.8           $228.3      $ 623.7
Foreign operations                      232.8             43.3        217.4
Intersegment elimination                (24.9)               -       (147.1)
                                     --------------------------------------
Total segments                        1,368.7            271.6        694.0
Corporate unallocated                       -            (28.5)       123.9
                                     --------------------------------------
  Total                              $1,368.7           $243.1      $ 817.9
                                     --------------------------------------
                                     --------------------------------------

12. SUPPLEMENTARY EARNINGS INFORMATION
The following costs and expenses are included in the Consolidated Statement of Earnings:

(IN THOUSANDS)                            1994           1993          1992
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------
Maintenance                            $27,224        $25,363       $27,444
                                       ------------------------------------
Taxes, other than federal
  income taxes
  Payroll                               28,205         28,700        28,764
                                       ------------------------------------
  Property                               4,565          4,764         4,793
                                       ------------------------------------
  State and local                        7,688          4,785         5,195
                                       ------------------------------------
Rent                                    10,106         12,235        12,849
                                       ------------------------------------
Research and development costs          23,830         22,079        22,947
                                       ------------------------------------
                                       ------------------------------------


13. RELATED PARTY TRANSACTIONS

On November 18, 1993, Holdings became a wholly owned subsidiary of Coltec as a result of the exchange by the Holdings shareholders of their shares of common stock of Holdings for 35.5% or 24,830,000 shares of common stock of Coltec (the "Holdings Reorganization") in a transaction accounted for as a purchase. The net assets acquired consisted primarily of 25,000,000 shares of common stock of Coltec and $26,700,000 of cash. Immediately before this exchange, Holdings owned 35.7% or 25,000,000 shares of common stock of Coltec. The 25,000,000 shares of common stock of Coltec which Holdings owned before this exchange and continues to own after the exchange are reported in the Consolidated Balance Sheet as a reduction of the total common shares issued. Expenses of $1,500,000 incurred in connection with this exchange were charged to capital in excess of par value. As a result of the exchange, Morgan Stanley Group Inc ("Morgan Stanley Group") became a direct shareholder of Coltec. On June 6, 1994, two investment funds affiliated with Morgan Stanley Group made a distribution to their respective partners of the shares of common stock of Coltec received in the Holdings Reorganization. Immediately after the distribution, the three representatives of Morgan Stanley Group on Coltec's Board of Directors resigned.

During 1994, Morgan Stanley & Co. Incorporated ("MS&Co."), a wholly owned subsidiary of Morgan Stanley Group, acted as one of the brokers in the purchase of Coltec's notes and, in 1993, received a fee of $309,000 in connection with an industrial revenue bond refinancing.

During 1992, in connection with the Recapitalization, MS&Co. received a portion of the total underwriting commission of $36,527,000 in connection with the public offering of Coltec's common stock, an underwriting commission of $11,250,000 in connection with the public offering of debt securities, and fees of $1,049,000 as one of the dealer managers for a debt tender offer. In addition, MS&Co. received an underwriting commission of $2,625,000 in connection with the offering of the 9 3/4% senior notes due 1999, and acted as a dealer in the placement of a portion of Coltec's commercial paper.

14. QUARTERLY SALES AND EARNINGS (UNAUDITED)
The following table sets forth quarterly sales, gross profit and earnings for the three years ended December 31, 1994.


                                                                          QUARTER
                                                  -------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                    1ST          2ND          3RD          4TH
- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------
1994
Net sales                                          $ 331,850    $ 337,018    $ 317,507    $ 340,386
                                                  -------------------------------------------------
Gross profit                                         104,209      110,206      106,248      114,156
                                                  -------------------------------------------------
Operating income                                      54,679       60,691       57,831       63,129
                                                  -------------------------------------------------
Earnings before extraordinary item                    20,643       24,383       23,037       25,926
Extraordinary item                                         -       (1,015)        (177)        (280)
                                                  -------------------------------------------------
Net earnings                                          20,643       23,368       22,860       25,646
                                                  -------------------------------------------------
Earnings per common share
  Before extraordinary item                              .30          .35          .33          .37
  Extraordinary item                                       -         (.02)           -            -
                                                  -------------------------------------------------
  Net earnings                                           .30          .33          .33          .37
                                                  -------------------------------------------------
1993
Net sales                                          $ 339,934    $ 334,591    $ 316,077    $ 344,227
                                                  -------------------------------------------------
Gross profit                                         107,903      107,729      104,585      109,148
                                                  -------------------------------------------------
Operating income                                      54,967       37,040       56,800       62,902
                                                  -------------------------------------------------
Earnings before extraordinary item                    17,490        6,013       18,490       23,233
Extraordinary item                                      (264)        (375)        (378)     (16,775)
                                                  -------------------------------------------------
Net earnings                                          17,226        5,638       18,112        6,458
                                                  -------------------------------------------------
Earnings per common share
  Before extraordinary item                              .25          .09          .27          .33
  Extraordinary item                                       -         (.01)        (.01)        (.24)
                                                  -------------------------------------------------
  Net earnings                                           .25          .08          .26          .09
                                                  -------------------------------------------------
1992
Net sales                                          $ 337,557    $ 359,973    $ 330,640    $ 340,533
                                                  -------------------------------------------------
Gross profit                                          98,867      109,122      106,447      109,862
                                                  -------------------------------------------------
Operating income                                      52,293       65,480       59,537       65,812
                                                  -------------------------------------------------
Earnings (loss) before extraordinary item             (2,713)      23,280       19,905       24,211
Extraordinary item                                         -     (105,347)           -       (1,583)
                                                  -------------------------------------------------
Net earnings (loss)                                   (2,713)     (82,067)      19,905       22,628
                                                  -------------------------------------------------
Earnings (loss) per common share
  Before extraordinary item                             (.11)         .33          .29          .35
  Extraordinary item                                       -        (1.51)           -         (.02)
                                                  -------------------------------------------------
  Net earnings (loss)                                   (.11)       (1.18)         .29          .33
                                                  -------------------------------------------------
                                                  -------------------------------------------------

REFERENCE IS MADE TO NOTE 3 FOR RESTRUCTURING CHARGE, NOTE 4 FOR EXTRAORDINARY ITEM AND NOTE 1 FOR EARNINGS PER SHARE. EARNINGS (LOSS) PER COMMON SHARE FOR THE YEAR ENDED DECEMBER 31, 1992 DOES NOT EQUAL THE SUM OF EARNINGS (LOSS) PER COMMON SHARE FOR EACH OF THE FOUR QUARTERS OF 1992 DUE TO THE PUBLIC OFFERING OF COMMON STOCK.


15. COMMITMENTS AND CONTINGENCIES
Coltec and certain of its subsidiaries are liable for lease payments and are defendants in various lawsuits, including actions involving asbestos-containing products and certain environmental proceedings. With respect to asbestos product liability and related litigation costs, as of December 31, 1994 and 1993, two subsidiaries of Coltec were among a number of defendants (typically 15 to 40) in approximately 76,700 and 68,500 actions, respectively, (including approximately 3,300 and 6,100 actions, respectively, in advanced stages of processing) filed in various states by plaintiffs alleging injury or death as a result of exposure to asbestos fibers. Through December 31, 1994, approximately 110,200 of the approximately 186,900 total actions brought have been settled or otherwise disposed of.

The damages claimed for personal injury or death vary from case to case and in many cases plaintiffs seek $1,000,000 or more in compensatory damages and $2,000,000 or more in punitive damages. Although the law in each state differs to some extent, it appears, based on advice of counsel, that liability for compensatory damages would be shared among all responsible defendants, thus limiting the potential monetary impact of such judgments on any individual defendant.

Following a decision of the Pennsylvania Supreme Court, in a case in which neither Coltec or any of its subsidiaries were parties, that held insurance carriers are obligated to cover asbestos-related bodily injury actions if any injury or disease process, from first exposure through manifestation, occurred during a covered policy period (the "continuous trigger theory of coverage"), Coltec settled litigation with its primary and most of its first-level excess insurance carriers, substantially on the basis of the Court's ruling. Coltec is currently negotiating with its remaining excess carriers to determine, on behalf of its subsidiaries, how payments will be made with respect to such insurance coverage for asbestos claims. Coltec is currently receiving payments pursuant to an interim agreement with certain of its excess carriers. Coltec believes that a final agreement can be achieved without litigation, and on substantially the same basis that it has resolved the issues with its primary and first-level excess carriers. Settlements are generally made on a group basis with payments made to individual claimants over periods of one to four years. During 1994 and 1993, two subsidiaries of Coltec received approximately 29,800 and 27,400 new actions, respectively, with a comparable number of actions received in 1992. Payments were made with respect to asbestos liability and related costs aggregating $46,374,000 in 1994, $38,677,000 in 1993 and $39,810,000 in 1992,
substantially all of which were covered by insurance. In accordance with Coltec's internal procedures for the processing of asbestos product liability actions and due to the proximity to trial or settlement, certain outstanding actions have progressed to a stage where Coltec can reasonably estimate the cost to dispose of these actions. As of December 31, 1994, Coltec estimates that the aggregate remaining cost of the disposition of the settled actions for which payments remain to be made and actions in advanced stages of processing, including associated legal costs, is approximately $42,254,000 and Coltec expects that this cost will be substantially covered by insurance.

With respect to the 73,400 outstanding actions as of December 31, 1994 which are in preliminary procedural stages, Coltec lacks sufficient information upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to estimate with reasonable certainty the potential liability or costs to Coltec. When asbestos actions are received they are typically forwarded to local counsel to ensure that the appropriate preliminary procedural response is taken. The complaints typically do not contain sufficient information to permit a reasonable evaluation as to their merits at the time of receipt, and in jurisdictions encompassing a majority of the outstanding actions, the practice has been that little or no discovery or other action is taken until several months prior to the date set for trial. Accordingly, Coltec generally does not have the information necessary to analyze the actions in sufficient detail to estimate the ultimate liability or costs to Coltec, if any, until the actions appear on a trial calendar. A determination to seek dismissal, to attempt to settle or to proceed to trial is typically not made prior to the receipt of such information.

It is also difficult to predict the number of asbestos lawsuits that Coltec's subsidiaries will receive in the future. Coltec has noted that, with respect to recently settled actions or actions in advanced stages of processing, the mix of the injuries alleged and the mix of the occupations of the plaintiffs have been changing from those traditionally associated with Coltec's asbestos-related actions. Coltec is not able to determine with reasonable certainty whether this trend will continue. Based upon the foregoing, and due to the unique factors inherent in each of the actions, including the nature of the disease, the occupation of the plaintiff, the presence or absence of other possible causes of a plaintiff's illness, the availability of legal defenses, such as the statute of limitations or state of the art, and whether the lawsuit is an individual one or part of a group, management is unable to estimate with reasonable certainty the cost of disposing of outstanding actions in preliminary procedural stages or of actions that may be filed in the future. However, Coltec believes that its subsidiaries are in a favorable position compared to many other defendants because, among other things, the asbestos fibers in its asbestos-containing products were encapsulated. Considering the foregoing, as well as the experience of Coltec's subsidiaries and other defendants in asbestos litigation, the likely sharing of judgments among multiple responsible defendants, and the significant amount of insurance coverage that Coltec expects to be available from its solvent carriers, Coltec believes that pending and reasonably anticipated future actions are not likely to have a material effect on Coltec's results of operations and financial condition.

Although the insurance coverage which Coltec has is substantial, it should be noted that insurance coverage for asbestos claims is not available to cover exposures initially occurring on and after July 1, 1984. Coltec's subsidiaries continue to be named as defendants in new cases, some of which allege initial exposure after July 1, 1984.

In addition to claims for personal injury, Coltec's subsidiaries were among 40 or more defendants in 34 cases involving property damage claims based upon asbestos-containing materials found in schools, public facilities and private commercial buildings. The subsidiaries have been dismissed without payment in 31 of these cases. One school case was settled for an amount that is not material and two cases remain unresolved as against one subsidiary only. However, based upon the proceedings to date in these cases, it appears that the subsidiary has no liability in those two cases.

In the first quarter of 1994, Coltec adopted the requirements of Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts." In accordance with Interpretation No. 39, Coltec recorded an accrual for its liabilities for asbestos-related matters that are deemed probable and can be reasonably estimated (settled actions and actions in advanced stages of processing), and separately recorded an asset equal to the amount of such liabilities that is expected to be recovered by insurance. In addition, Coltec has recorded a receivable for that portion of payments previously made for asbestos product liability actions and related litigation costs that is recoverable from its insurance carriers. Liabilities for asbestos related matters and the receivable from insurance carriers included in the Consolidated Balance Sheet are as follows:


                                                       DECEMBER 31,
                                                ----------------------
(IN THOUSANDS)                                     1994           1993
- ----------------------------------------------------------------------
- ----------------------------------------------------------------------
Accounts and notes receivable - other           $68,179        $35,838
Other assets                                     13,119         23,697
Accrued expenses - other                         34,099              -
Other liabilities                                 8,155              -


With respect to environmental proceedings, Coltec has been notified that it is among the Potentially Responsible Parties ("PRPs") under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or similar state laws, for the costs of investigating and in some cases remediating contamination by hazardous materials at several sites. CERCLA imposes joint and several liability for the costs of investigating and remediating properties contaminated by hazardous materials. Liability for these costs can be imposed on present and former owners or operators of the properties or on parties who generated the wastes that contributed to the contamination. The process of investigating and remediating contaminated properties can be lengthy and expensive. The process is also subject to the uncertainties occasioned by changing legal requirements, developing technological applications and liability allocations among PRPs. Based on the progress to date in the investigation, cleanup and allocation of responsibility for these sites, Coltec has estimated that its costs in connection with all except one of these sites approximates $20,000,000 at December 31, 1994, and has accrued for this amount in the Consolidated Balance Sheet as of December 31, 1994. Although Coltec is pursuing insurance recovery in connection with certain of these matters, Coltec has not recorded a receivable with respect to any potential recovery of costs in connection with any environmental matter. While progress toward the investigation, cleanup and responsibility allocation at the remaining site has not been sufficient to allow Coltec at this time to determine the extent of its potential financial responsibility at this site, Coltec does not believe its costs in connection with such site will have a material effect on Coltec's results of operations and financial condition.

Under operating lease commitments, expiring on various dates after December 31, 1995, Coltec and certain of its subsidiaries are obligated as of December 31, 1994 to pay rentals totaling $30,861,000 as follows: $6,151,000 in 1995, $5,551,000 in 1996, $4,754,000 in 1997,
$4,179,000 in 1998, $3,680,000 in 1999, and $6,546,000 in later years.

REPORT OF MANAGEMENT
The management of Coltec Industries Inc is responsible for the preparation of the financial statements and related financial information included in this Annual Report and for their integrity and objectivity. The financial statements have been prepared in conformity with generally accepted accounting principles and contain estimates and judgments by management as appropriate.

The Company maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded, transactions are executed and recorded in accordance with management's authorization and accounting records may be relied upon for preparation of financial statements. Management is responsible for maintenance of these systems, which is accomplished through communication of established written codes of conduct, policies and procedures; selection of qualified personnel; and appropriate delegation of authority and segregation of responsibilities. Adherence to these controls, policies and procedures is monitored and evaluated by the Company's internal auditors.

Coltec Industries Inc's financial statements have been audited by Arthur Andersen LLP, the Company's independent public accountants. In planning and performing their audit of the Company's financial statements, the independent public accountants consider the internal control structure in determining their auditing procedures. The independent public accountants also prepare recommendations for improving policies and procedures and such recommendations are communicated to management and the Audit Committee of the Board of Directors.

The Audit Committee, composed solely of outside directors, meets periodically with management, the independent public accountants and the internal auditors, to review matters relating to the system of internal accounting control and the Company's financial statements. Both the independent public accountants and internal auditors have direct access to the Audit Committee, with or without the presence of management, to discuss the scope and results of their audits and their comments on the adequacy of the Company's internal accounting control system.


/s/ John W. Guffey, Jr.

John W. Guffey, Jr.
Chairman, President and Chief Executive Officer


/s/ Paul G. Schoen

Paul G. Schoen
Executive Vice President, Finance;
Treasurer, and Chief Financial Officer


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF COLTEC INDUSTRIES INC:
We have audited the accompanying consolidated balance sheets of Coltec Industries Inc (a Pennsylvania corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coltec Industries Inc and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

New York, N.Y.
January 23, 1995