Form 10-K, Exhibit 13
period 1995-12-31
COLTEC INDUSTRIES INC
filed 1996-03-14
CIK 201493

SELECTED FINANCIAL DATA

Coltec Industries Inc  1995 Annual Report

The following table sets forth selected financial data of Coltec for the five years ended December 31, 1995. The selected financial data, with the exception of order backlog and employee data, were derived from the financial statements of Coltec, certain of which statements have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere herein.

                                                                             YEAR ENDED DECEMBER 31,
(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)                      1995      1994      1993      1992      1991
STATEMENT OF EARNINGS DATA:
Sales                                                         $1,401.9  $1,326.8  $1,334.8  $1,368.7  $1,373.0
Operating income(a)                                              197.7     236.3     211.7     243.1     229.0
Earnings before interest, income taxes
 and extraordinary item                                          197.7     236.3     211.7     243.1     230.4
Interest and debt expense, net                                    89.9      89.5     110.2     135.8     199.9
Provision for income taxes                                        36.6      52.8      36.3      42.6      28.3
Earnings before extraordinary item(a)                             71.2      94.0      65.2      64.7       2.2
Extraordinary item(b)                                              (.3)     (1.5)    (17.8)   (106.9)       .6
Net earnings (loss)                                               70.9      92.5      47.4     (42.2)      2.8

Earnings (loss) per common share:
Before extraordinary item                                         1.02      1.35       .94      1.11       .09
Extraordinary item                                                  --      (.02)     (.26)    (1.83)      .02

Net earnings (loss)                                               1.02      1.33       .68      (.72)      .11

Ratio of earnings to fixed charges(c)                              2.2       2.6       1.9       1.8       1.2

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital                                                  208.9     189.6     163.1      95.3     168.8
Total assets                                                     894.5     847.5     796.5     817.9     823.2
Long-term debt (including current portion)                       945.8     970.1   1,033.6   1,122.1   1,622.9
Shareholders' equity                                            (453.8)   (525.6)   (625.5)   (666.6) (1,194.5)

OTHER OPERATING DATA:
Operating margin(a)                                               14.1%     17.8%     15.9%     17.8%     16.7%
Cash provided by operating activities                             91.0      98.2     105.2     119.9     149.2
Capital expenditures                                              42.5      38.2      38.6      25.0      26.2
Depreciation of property, plant and equipment                     32.5      31.1      33.2      35.3      36.9
Order backlog (at end of period)                                 727.7     668.8     669.7     709.1     808.8
Number of employees (at end of period)                           9,600     9,800    10,000    10,700    11,400

(A) OPERATING INCOME FOR 1995 INCLUDED A SPECIAL CHARGE OF $27.0 MILLION PRIMARILY TO COVER THE COSTS OF CLOSING THE WALBAR COMPRESSOR BLADE FACILITY IN CANADA. IT IS ANTICIPATED THAT THIS FACILITY WILL BE CLOSED BY THE END OF 1996. THE CHARGE ALSO COVERED SELECTED REDUCTIONS IN WORK FORCE THROUGHOUT THE COMPANY. IF THE SPECIAL CHARGE WAS EXCLUDED, OPERATING INCOME, EARNINGS BEFORE EXTRAORDINARY ITEM AND THE OPERATING MARGIN WOULD HAVE BEEN $224.7 MILLION, $88.7 MILLION AND 16.0%, RESPECTIVELY, IN 1995.

     OPERATING INCOME FOR 1993 INCLUDED A SPECIAL CHARGE OF $25.2 MILLION TO COVER THE COST OF CONSOLIDATION AND REARRANGEMENT OF CERTAIN MANUFACTURING FACILITIES AND RELATED REDUCTIONS IN WORK FORCE, PRIMARILY IN THE AEROSPACE/GOVERNMENT SEGMENT, AS WELL AS AT CENTRAL MOLONEY TRANSFORMER DIVISION. IF THE SPECIAL CHARGE WAS EXCLUDED, OPERATING INCOME, EARNINGS BEFORE EXTRAORDINARY ITEM AND THE OPERATING MARGIN WOULD HAVE BEEN $236.9 MILLION, $80.5 MILLION AND 17.7%, RESPECTIVELY, IN 1993. CENTRAL MOLONEY WAS SOLD IN JANUARY 1994.

(B) COLTEC RECOGNIZED EXTRAORDINARY CHARGES IN EACH OF THE FIVE YEARS ENDED DECEMBER 31, 1995, IN CONNECTION WITH DEBT REFINANCINGS AND EARLY RETIREMENT OF DEBT AND, IN 1992 IN CONNECTION WITH A RECAPITALIZATION.

(C) FOR PURPOSES OF CALCULATING THE RATIO OF EARNINGS TO FIXED CHARGES, EARNINGS ARE DETERMINED BY ADDING FIXED CHARGES (EXCLUDING CAPITALIZED INTEREST) AND INCOME TAXES TO EARNINGS BEFORE EXTRAORDINARY ITEM. FIXED CHARGES CONSIST OF INTEREST EXPENSE, CAPITALIZED INTEREST AND THAT PORTION OF RENTAL EXPENSE DEEMED TO BE REPRESENTATIVE OF THE INTEREST FACTOR.

FINANCIAL REVIEW
     COLTEC INDUSTRIES INC 1995 ANNUAL-REPORT

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1995, COMPARED WITH YEAR ENDED DECEMBER 31, 1994

Earnings before extraordinary item for 1995 were $71.2 million, equal to $1.02 per common share, or $88.7 million and $1.27 per common share, excluding the $27.0 million special charge. This compared with earnings before extraordinary item of $94.0 million, or $1.35 per common share, in 1994. Sales were $1,401.9 million compared with $1,326.8 million in 1994. Operating income for 1995 was $197.7 million and the operating margin was 14.1%. However, excluding the special charge, operating income was $224.7 million and the operating margin was 16.0%. This compared with operating income of $236.3 million and an operating margin of 17.8% in 1994. The 1995 earnings decline was due to weakness in the Automotive segment which more than offset the improved performances in the Aerospace/Government and Industrial segments and the lower effective tax rate in 1995.

The Aerospace/Government segment reported a 29% decline in operating income in 1995 on a 15% sales increase and an operating margin of 9.9% compared with 16.0% in 1994. Excluding the special charge, operating income improved 6% and the segment's operating margin was 14.7%. For 1995, operating income was $48.1 million, $71.5 million excluding the special charge, on sales of $486.5 million. This compared with operating income of $67.7 million on sales of $422.1 million in 1994. The segment benefited from increasing strength in the aerospace industry, as divisions serving this market reported increases of 9% in operating income, 12% in sales and 52% in order input. However, the segment's operating margin was impacted by continued start-up costs on the Alco engine product line and lower aftermarket sales to standby nuclear generator facilities at Fairbanks Morse Engine. The Automotive segment saw its sales and operating income slip 4% and 19%, respectively, from a very strong 1994, but still achieved a 19.0% operating margin. The 1994 margin of 22.4% was the second highest in the segment's history. Operating income for the Automotive segment was $92.8 million in 1995 on sales of $487.8 million compared with $114.2 million of operating income in 1994 on sales of $508.7 million. Operating results for the segment were affected by the adverse industry pricing environment and a decline in sales of vehicles that use Coltec components. The Industrial segment reported strong sales and operating income increases in 1995, with improvement coming from most of its businesses. The segment achieved a record 22.5% operating margin, compared with 22.2% in 1994, a 9% improvement in operating income and an 8% increase in sales. Segment operating income was $96.5 million and sales were $428.9 million, compared with operating income of $88.4 million and sales of $397.7 million in 1994. The higher operating results in the Industrial segment were driven by a strong domestic industrial economy and new product introductions. Sales and earnings gains were reported by Quincy Compressor, Garlock Bearings, Garlock Mechanical Packing, France Compressor Products, Garlock Valves & Industrial Plastics, Plastomer Products, Ortman Fluid Power, Haber Tool and Sterling Die.

Following is a discussion of the results of operations for the year ended December 31, 1995, compared with the year ended December 31, 1994.

SALES. For 1995, sales totaled $1,401.9 million or 6% higher than the $1,326.8 million in 1994. In the Aerospace/Government segment, sales increased to $486.5 million from $422.1 million in 1994 reflecting the strengthening conditions in the aerospace industry as well as higher engine shipments at Fairbanks Morse Engine. At Menasco, sales were higher on increased shipments of landing gear systems for the Boeing 777, Fokker 70 and 100, and McDonnell Douglas MD-80 aircraft; and flight controls for the Fokker 100 and Canadair RJ aircraft. In 1995, Menasco delivered 20 shipsets of landing gear systems for the Boeing 777 compared with 13 in 1994 and 3 in 1993. In addition, Menasco began deliveries in 1995 of landing gear for the McDonnell Douglas F-15 fighter. This business was acquired in June 1995 from AlliedSignal Inc ('AlliedSignal'). Fairbanks Morse Engine reported higher shipments of engines for the U.S. Navy Landing Ship Dock and Sealift programs and began deliveries in 1995 of Alco engines, a business acquired in 1994. Sales were higher at Delavan Gas Turbine Products on increased demand for fuel nozzles and overhaul services to regional airlines. At Walbar, sales were up on increased shipments of turbine blades and vanes for commercial aircraft engines, and components and assemblies for the locomotive turbocharger market. The sales improvement at Chandler Evans Control Systems was due to higher selling prices and to increased shipments of fuel pumps for the Taiwanese Fighter program and spare units to the foreign military market.

Automotive segment sales declined to $487.8 million from $508.7 million in 1994, reflecting the adverse industry pricing environment and a decline in sales of vehicles that use Coltec components. At Holley Automotive, sales were down due to pricing concessions; lower demand for throttle bodies, transmission solenoids and manifold assemblies; and the continuing phaseout of the mechanical emission-control air pump. The division's sales decline was offset in part by higher sales of oil pumps and electric emission-control air pumps. Sales were lower for Stemco Truck Products' wheel lubrication systems to the truck and trailer aftermarket; and for Farnam

Sealing Systems' gaskets to original equipment manufacturers and the automotive aftermarket. Holley Performance Products reported higher sales in 1995 on increased consumer demand and market penetration for high-performance and remanufactured carburetors. Sales were up at Performance Friction Products on increased shipments of synchronizer kits to the truck aftermarket.

For 1995, sales for the Industrial segment were $428.9 million compared with $397.7 million in 1994. The higher sales reflected the strength of the industrial sector of the U.S. economy, new product introductions and improved market conditions in Europe. Quincy Compressor reported record sales in 1995 on strong demand for rotary screw air compressors and on the increased level of compressor parts and accessories business. At Garlock Mechanical Packing, sales were higher on improved pricing and increased demand in the U.S. market for KLOZURE oil seals, cut gaskets and GYLON gasketing products. Also contributing to the division's sales improvement was higher international sales. In December 1995, Garlock Mechanical Packing acquired certain assets of Furon Company's ('Furon') metallic gasket business. This business manufactures gaskets for high-temperature applications, primarily as replacement components in the chemical processing industry. Garlock Bearings reported record sales in 1995 on the continued development of new applications for its DU bearings and on strong demand for both DU and DX bearings from the automotive and truck markets. Sales were higher at Haber Tool due mainly to increased demand from the automotive market and at Plastomer Products on increased shipments of PTFE insulating tape to the aerospace market. The higher sales at France Compressor Products and Garlock Valves & Industrial Plastics reflected improved conditions in both the U.S. and European economies.

COST OF SALES. Cost of sales increased 10% in 1995 and, as a percent of sales, increased to 69.9% from 67.2% in 1994. This increase reflected the higher sales volume in the Aerospace/Government and Industrial segments, and higher than expected start-up costs on the Alco engine product line at Fairbanks Morse Engine. Also contributing to the increase were higher material cost and depreciation expense, increased spending to develop new products and competitive pressures limiting price increases. These adverse cost factors were offset in part by manufacturing efficiencies and other savings achieved as part of Coltec's cost-reduction efforts.

SELLING AND ADMINISTRATIVE EXPENSE. Selling and administrative expense, including other income and expense, was level in 1995 compared with 1994, but as a percent of sales, selling and administrative expense declined to 14.1% from 15.0% in 1994. Coltec's continued emphasis on controlling costs kept these expenses comparable to prior year levels.

SPECIAL CHARGE. In the third quarter of 1995, Coltec recorded a special charge of $27.0 million, primarily to cover the costs of closing the Walbar compressor blade facility in Canada. It is anticipated that this facility will be closed by the end of 1996. The charge also covered selected reductions in work force throughout Coltec covering approximately 520 employees, all of whom have been terminated or notified of their termination at December 31, 1995. The special charge includes $9.1 million for the cancellation of contractual obligations resulting from the decision to close the Walbar facility, $7.8 million for asset writedowns, $5.1 million for severance and employee-related costs and $5.0 million for other costs necessary to implement the shutdown of the Walbar facility and other actions. Charges of $8.9 million were recorded against this reserve in 1995.

INTEREST AND DEBT EXPENSE. The $.4 million increase in interest and debt expense in 1995 was due to higher interest rates offset in part by repayment of long-term debt.

PROVISION FOR INCOME TAXES. The effective income tax rate for 1995 was 34% compared with 36% in 1994. The lower effective tax rate for 1995 was due to the adjustment of reserves and the utilization of tax credits.

EXTRAORDINARY ITEM. In 1995, Coltec incurred extraordinary charges of $.3 million in connection with the early retirement of debt.

YEAR ENDED DECEMBER 31, 1994, COMPARED WITH YEAR ENDED DECEMBER 31, 1993

For 1994, earnings before extraordinary item were $94.0 million compared with $65.2 million in 1993; and earnings per share before extraordinary item were $1.35 per common share compared with 94 cents per common share in 1993. Excluding a special charge of $25.2 million, earnings before extraordinary item in 1993 were $80.5 million, equal to $1.16 per common share. The higher 1994 earnings were due to a significant reduction in interest expense which resulted from refinancing bank debt in January 1994, as well as to strong performances by the Automotive and Industrial segments. Sales of $1,326.8 million were slightly less than the $1,334.8 million in 1993. However, excluding the sales of the Central Moloney Transformer Division, sales were up 4% from $1,270.6 million last year. Operating income was $236.3 million and the operating margin was 17.8% in 1994 compared with operating income of $211.7 million and an operating margin of 15.9% in 1993. Excluding the $25.2 million special charge and Central Moloney Transformer, operating income was $238.0 million and the operating margin was 18.7% in 1993. Central Moloney Transformer was sold in January 1994 at a price approximating book value.

Aerospace/Government segment operating income was level compared with 1993 on a 7% decline in sales, and the operating margin was 16.0% compared with 15.0% in 1993. Excluding the special charge, operating income was down 21% and the 1993 operating margin was 18.9%. Operating income for the Aerospace/ Government segment was $67.7 million on sales of $422.1 million, compared with operating income of $67.8 million, $85.5 million excluding the special charge, on sales of $453.3 million in 1993. The Aerospace/Government segment continued to be affected in 1994 by the difficult market conditions in the aerospace industry, reflecting fewer deliveries of commercial aircraft and the downward trend in military spending. Also contributing to the lower segment results were a gap in shipments for U.S. Navy programs at the Fairbanks Morse Engine and production inefficiencies at Walbar. In the Automotive segment, operating income improved 12% on a 14% sales increase and the operating margin was 22.4% compared with 23.0% in 1993. Excluding the special charge, operating income improved 8% and the operating margin was 23.8% in 1993. Operating income and sales for the Automotive segment were $114.2 million and $508.7 million, respectively, in 1994. This compared with operating income of $102.4 million, $106.2 million excluding the special charge, and sales of $445.7 million in 1993. The operating results for the Automotive segment benefited from a strong automotive industry and from increased applications for segment components. The Industrial segment reported a 16% improvement in operating income and a 22.2% operating margin in 1994, compared with 17.4% in 1993. Sales for the Industrial segment declined 9%, in 1994; however, excluding the special charge and Central Moloney Transformer, sales were up 5%; operating income improved 9%, and the operating margin was 22.4% compared with 21.7% in 1993. Segment operating income was $88.4 million, and sales were $397.7 million compared with operating income of $75.9 million and sales of $436.7 million in 1993. Excluding the special charge and Central Moloney Transformer, operating income and sales were $80.7 million and $372.5 million, respectively, in 1993.

Following is a discussion of the results of operations for the year ended December 31, 1994, compared with the year ended December 31, 1993.

SALES. Sales of $1,326.8 million were slightly less than the $1,334.8 million in 1993 but 4% higher after excluding Central Moloney Transformer. Sales in the Aerospace/Government segment were $422.1 million compared with $453.3 million in 1993. The sales decline reflected the continued general weakness in the aerospace industry and lower military sales. Sales at Menasco were down in 1994 due to lower shipments of flight controls for the Fokker 100 aircraft and landing gear systems for the Boeing 757 and 767 aircraft. Sales of landing gear systems in total were slightly higher in 1994 reflecting shipments on new programs for the Boeing 777 aircraft and the Fokker 70 and 100 aircraft. Sales were lower at Fairbanks Morse Engine due to a gap in shipments for U.S. Navy programs. Sales were down at Chandler Evans Control Systems due to lower demand for fuel controls from both commercial and military markets; and at Walbar, due to lower shipments of blades and rotating parts for gas turbine engines to aircraft engine manufacturers. The sales decline at Walbar was offset in part by strong demand for repair and coating services for gas turbine engine components. Delavan Gas Turbine Products reported lower sales in 1994 on continued reductions in defense spending.

Sales for the Automotive segment increased 14% to $508.7 million, reflecting a strong automotive industry and increased applications for segment components. All divisions within the Automotive segment reported increased sales in 1994. Sales were higher at Holley Automotive on strong market acceptance for new transmission solenoid products that were introduced in 1992 and 1993 and on increased demand for transmission modulators and manifold assemblies. Also contributing to the division's sales increase were higher shipments of oil pumps and both mechanical and electric emission-control air pumps. The higher sales of electric emission-control air pumps reflected the acquisition late in 1993 of General Motors' air pump manufacturing operation and Holley Automotive becoming sole source of these components to the automaker's North American operations. The sales improvement at Farnam Sealing Systems was due to strong demand for transmission gaskets and seals from both original equipment manufacturers and the aftermarket. Contributing to the higher sales at Stemco Truck Products were increased shipments of wheel lubrication systems and muffler and exhaust system components to manufacturers of heavy trucks and trailers and selected price increases. Shipments were up at Holley Performance Products on improved pricing and higher shipments of performance carburetors and fuel injection systems, reflecting increased consumer spending in 1994.

Industrial segment sales were $397.7 million in 1994 compared with $436.7 million in 1993. However, excluding Central Moloney Transformer, sales increased 5% to $392.9 million from $372.5 million in 1993. The higher sales reflected continuing improvements in the markets served by our Industrial businesses, as well as selected price increases and new product introductions. Quincy Compressor reported increased sales of compressors on improved market conditions, increased market penetration and higher selling prices. At Garlock Bearings, sales were higher as a result of new applications for DU bearings and greater demand for bearings from all markets served. The sales improvement at Delavan Commercial Products was due to higher shipments of oil burner nozzles to the home heating market, price increases and the introduction of new products. Strong demand for metal-cutting and metal-forming tools from the automotive industry resulted in the strong sales improvement at Sterling Die and Haber Tool. Sales at Garlock Mechanical Packing and France Compressor Products benefited from improved market conditions in the chemical and petroleum industries, higher selling prices and new product introductions. The increase in Industrial segment sales was offset in part by lower demand for Plastomer Products PTFE insulating tape from the aerospace market.

COST OF SALES. Cost of sales declined slightly in 1994; however, excluding Central Moloney, cost of sales was 5% higher. This increase reflected the higher sales volume in the Automotive and Industrial segments as well as production inefficiencies at Walbar. Also contributing to the increase in cost of sales were higher manufacturing costs at Fairbanks Morse Engine attributable to the Alco engine business, increased spending for research and development, and higher maintenance costs. The higher cost was offset in part by benefits realized from cost-reduction programs and from the consolidation and rearrangement program that was completed in 1994. As a percent of sales, cost of sales increased to 67.2% from 66.6%, after excluding Central Moloney.

SELLING AND ADMINISTRATIVE EXPENSE. Selling and administrative expense, including other income and expense, increased 3% in 1994 and, after excluding Central Moloney, the increase was 6%. This increase was due mainly to higher state and local income taxes and to the recovery in 1993 of previously incurred engineering expense by Holley Automotive. The higher selling and administrative expense was offset in part by cost savings resulting from reductions in the sales force at Garlock Mechanical Packing. As a percent of sales, selling and administrative expense increased to 15.0% in 1994 from 14.7% in 1993, after excluding Central Moloney.

INTEREST AND DEBT EXPENSE, Net. Interest and debt expense, net declined $20.7 million or 19% in 1994 due to lower borrowing costs, under the new credit agreement entered into in January 1994, and to repayments of long-term debt.

PROVISION FOR INCOME TAXES. The effective income tax rate for 1994 was 36.0% compared with 35.75% for 1993.

EXTRAORDINARY ITEM. Coltec incurred extraordinary charges of $1.5 million in 1994 in connection with the early retirement of debt and $17.8 million in 1993 in connection with debt refinancings and the early retirement of debt.

INDUSTRY SEGMENT INFORMATION

Following are the major products in each industry segment: Aerospace/Government:
Menasco landing gear and flight control actuation systems; Fairbanks Morse large diesel and dual-fuel engines; Walbar blades, vanes and discs for jet and other gas turbine engines; Chandler Evans fuel pumps and control systems; Delavan gas turbine products; Lewis Engineering cockpit instrumentation and sensors.

Automotive: Holley Automotive fuel injection components and solenoids, air and oil pumps; Holley Performance carburetors and fuel injection components; Stemco truck products; Farnam gaskets and seals; Performance Friction gears, synchronizers and clutch plates.

Industrial: Garlock seals, gaskets, packings, bearings, valves and tape; Quincy air compressors; Delavan spray nozzles; France compressor products; Haber and Sterling dies; Ortman Fluid Power cylinders.

The following table shows financial information by industry segment for the five years ended December 31, 1995.

                                                               YEAR ENDED DECEMBER 31,
(DOLLARS IN MILLIONS)                     1995             1994           1993           1992           1991
Sales:
  Aerospace/Government                $    486.5       $    422.1     $    453.3     $    523.7     $    562.8
  Automotive                               487.8            508.7          445.7          402.6          372.6
  Industrial(a)                            428.9            397.7          436.7          443.8          439.3
  Intersegment elimination(b)               (1.3)            (1.7)           (.9)          (1.4)          (1.7)
     Total                            $  1,401.9       $  1,326.8     $  1,334.8     $  1,368.7     $  1,373.0

Operating income(c):
  Aerospace/Government                $     48.1       $     67.7     $     67.8     $    102.1     $    109.6
  Automotive                                92.8            114.2          102.4           85.1           59.3
  Industrial(a)                             96.5             88.4           75.9           84.4           80.2
    Total segments                         237.4            270.3          246.1          271.6          249.1
  Corporate unallocated(d)                 (39.7)           (34.0)         (34.4)         (28.5)         (20.1)
    Operating income                  $    197.7       $    236.3     $    211.7     $    243.1     $    229.0

Operating margin(c):
  Aerospace/Government                       9.9%            16.0%          15.0%          19.5%          19.5%
  Automotive                                19.0             22.4           23.0           21.1           15.9
  Industrial(a)                             22.5             22.2           17.4           19.0           18.3
    Total                                   14.1%            17.8%          15.9%          17.8%          16.7%

Return on total assets(c)(e):
  Aerospace/Government                      10.8%            16.8%          17.6%          26.3%          26.7%
  Automotive                                71.1             88.2           82.2           71.8           48.1
  Industrial(a)                             52.6             53.8           42.1           45.2           42.2
    Total                                   22.1%            27.9%          26.6%          29.7%          27.8%

Backlog(f):
  Aerospace/Government                $    611.7       $    547.3     $    524.5     $    576.9     $    697.2
  Automotive                                76.4             84.2           77.6           64.8           47.0
  Industrial(a)                             39.6             37.3           67.6           67.4           64.6
    Total                             $    727.7       $    668.8     $    669.7     $    709.1     $    808.8

(a) EXCLUDING THE CENTRAL MOLONEY TRANSFORMER DIVISION, WHICH WAS SOLD IN JANUARY 1994, AND THE 1993 SPECIAL CHARGE, INDUSTRIAL SEGMENT SALES, OPERATING INCOME, OPERATING MARGIN, RETURN ON TOTAL ASSETS AND BACKLOG WOULD HAVE BEEN AS FOLLOWS FOR THE FOUR YEARS ENDED DECEMBER 31, 1994:


     (DOLLARS IN MILLIONS)          1994      1993        1992        1991
     SALES                        $392.9    $372.5      $365.3      $349.7
     OPERATING INCOME               88.3      80.7        81.9        75.9
     OPERATING MARGIN               22.4%     21.7%       22.4%       21.7%
     RETURN ON TOTAL ASSETS         53.7%     50.2%       49.9%       46.0%
     BACKLOG                        37.3      33.5        31.7        30.7

(b) REFLECTS ELIMINATION OF INTERCOMPANY SALES BETWEEN DIVISIONS IN DIFFERENT SEGMENTS.

(c)  OPERATING INCOME FOR 1995 INCLUDED A SPECIAL CHARGE OF $27.0 MILLION AS
FOLLOWS: $23.4 MILLION IN THE AEROSPACE/GOVERNMENT SEGMENT AND $3.6 MILLION IN CORPORATE UNALLOCATED. EXCLUDING THE SPECIAL CHARGE, OPERATING INCOME, THE OPERATING MARGIN AND RETURN ON TOTAL ASSETS FOR 1995 WOULD HAVE BEEN $71.5 MILLION, 14.7% AND 16.0% FOR AEROSPACE/GOVERNMENT.

OPERATING INCOME FOR 1993 INCLUDED A SPECIAL CHARGE OF $25.2 MILLION AS FOLLOWS:
$17.7 MILLION IN AEROSPACE/GOVERNMENT, $3.8 MILLION IN AUTOMOTIVE AND $3.7 MILLION IN INDUSTRIAL. EXCLUDING THE SPECIAL CHARGE, OPERATING INCOME, THE OPERATING MARGIN AND RETURN ON TOTAL ASSETS FOR 1993 WOULD HAVE BEEN $85.5 MILLION, 18.9% AND 22.1% FOR AEROSPACE/GOVERNMENT, $106.2 MILLION, 23.8% AND 85.2% FOR AUTOMOTIVE AND $79.6 MILLION, 18.2% AND 44.2% FOR INDUSTRIAL.

(d) REPRESENTS CORPORATE SELLING AND ADMINISTRATIVE EXPENSE, INCLUDING OTHER INCOME AND EXPENSE, THAT IS NOT ALLOCABLE TO INDIVIDUAL INDUSTRY SEGMENTS.

(e) RETURN ON TOTAL ASSETS IS CALCULATED FOR EACH SEGMENT BY DIVIDING SEGMENT OPERATING INCOME BY SEGMENT TOTAL ASSETS AT DECEMBER 31, AND FOR TOTAL COLTEC BY DIVIDING TOTAL COLTEC OPERATING INCOME BY TOTAL ASSETS AT DECEMBER 31.

(f) OF THE $727.7 MILLION BACKLOG AT DECEMBER 31, 1995, $268.3 MILLION WAS SCHEDULED TO BE SHIPPED AFTER 1996.

LIQUIDITY AND FINANCIAL POSITION

Coltec ended 1995 with total debt of $945.8 million compared with $970.1 million in 1994. The negative balance in shareholders' equity of $453.8 million compares with a negative balance of $525.6 million at year-end 1994. Cash and cash equivalents were $4.0 million at December 31, 1995, and $4.2 million in 1994. Working capital of $208.9 million was higher by $19.3 million; and the current ratio was 1.87 compared with 1.79 at year-end 1994.

Cash from operations amounted to $91.0 million in 1995 compared with $98.2 million in 1994 and $105.2 million in 1993. The lower cash generated from operations in 1995 was due to increased working capital requirements. Accrued expenses declined due to a lower interest and tax accruals, and to payments covering the special charge. Offsetting in part the decline in cash from operations were an increase in deferred income taxes and the net receipt of $15.5 million from insurance carriers for asbestos-related matters. This compared with the receipt of $10.8 million in 1994 and $3.1 million in 1993. The 1994 decrease in cash from operations compared with 1993 was attributable to higher levels of receivables and inventories. The $91.0 million of cash generated in 1995 was used to acquire AlliedSignal's aircraft landing gear business for $14.0 million and certain assets of Furon's metallic gasket business for $7.8 million, invest $42.5 million in capital expenditures and reduce indebtedness by $24.5 million. Included in receivables at December 31, 1995 and 1994 were $53.7 million and $68.2 million, respectively, of receivables due from insurance carriers for asbestos product liability claims and related litigation costs. Excluding these amounts, receivables increased 6% to $138.3 million and receivables days outstanding were 38 days at December 31, 1995, compared with 36 days at year-end 1994. Inventories increased 16% to $229.4 million, and inventory turnover was 4.02 times in 1995 compared with 4.61 times in 1994. The increase in inventories was due to the build up of inventory for the Boeing 777 and 737-600/700/800 programs at Menasco and the U.S. Navy Sealift program and Alco engine business at Fairbanks Morse Engine, and the acquisitions of the AlliedSignal aircraft landing gear and Furon metallic gasket businesses.

At December 31, 1995, total debt was $945.8 million compared with $970.1 million at year-end 1994. In 1994, Coltec entered into a credit agreement with a syndicate of banks which expires June 30, 1999. In November 1995, the total commitment under the credit agreement was increased $50 million to $465.0 million. The additional commitment was used to redeem $46.4 million principal amount of the 11 1/4% debentures, in January 1996, at a redemption price of 105.625% plus accrued interest. The purpose of the redemption was to substitute the debentures for bank debt, at a lower interest rate. Excluding the $50.0 million of additional commitment, at December 31, 1995, $261.0 million of borrowings were outstanding and $45.8 million of letters of credit had been issued under the credit agreement, leaving $108.2 million of borrowings available for working capital and general corporate purposes. The credit agreement provides up to $100.0 million for the issuance of letters of credit and reductions in the total commitment of $50.0 million on both January 11, 1997 and 1998. Coltec's loan agreements contain various restrictions and conditions, with which Coltec is in compliance. Management believes that cash generated from operations and borrowings available under the credit agreement will be adequate to meet Coltec's operating needs, planned capital expenditures and debt service requirements through 1998. In 1999 and 2000, $628.0 million of debt matures and it is planned that a portion of this debt will be repaid from cash generated from operations with the remainder to be refinanced.

During 1995, shareholders' equity increased by $71.8 million to a negative balance of $453.8 million at the end of 1995. This increase reflects $70.9 million of net earnings, $1.6 million of amortization of unearned compensation related to restricted shares, $.4 million of proceeds and tax benefits from the exercise of stock options and the expiration of restrictions on restricted stock, offset by a $1.1 million reduction in foreign currency translation adjustments.

The $29.5 million in liabilities of discontinued operations at December 31, 1995, represented reserves to cover postretirement benefits for the former employees of the discontinued operations and other future estimated costs of the disposition of Crucible Materials Corporation in 1985, the steelmaking facility in Midland, Pennsylvania in 1982, and Colt Firearms in 1990. Payments covering the liabilities of discontinued operations in 1995, 1994 and 1993 were $2.5 million, $3.2 million and $4.4 million, respectively. Coltec expects future cash payments covering the liabilities of discontinued operations will extend over the remaining lives of the former employees at the discontinued operations.

CAPITAL EXPENDITURES

Capital expenditures were $42.5 million in 1995 compared with $38.2 million in 1994 and $38.6 million in 1993, as Coltec continues to invest in capital improvements to increase efficiency, reduce costs, pursue new opportunities, expand production and improve facilities. The level of capital expenditures has and will vary from year to year, affected by the timing of capital spending for production equipment for new products, periodic plant and facility expansion as well as cost reduction and labor efficiency programs. Capital expenditures during 1995 included production equipment to manufacture a new engine oil pump at Holley Automotive, equipment to increase production capacity at Garlock Bearings and production equipment for new landing gear programs at Menasco. At December 31, 1995, Coltec had $39.6 million of planned capital expenditures that included production equipment to support new programs at Menasco and Holley Automotive.

ENVIRONMENTAL

Coltec and its subsidiaries are subject to numerous federal, state and local environmental laws. For example, the Clean Air Act Amendments regulate emissions at certain of Coltec's facilities. In connection with the Clean Air Act Amendments, Coltec will be required to make capital expenditures for equipment to control emissions of hazardous air pollutants. In addition, certain of Coltec's facilities will be required to obtain air emission control permits. Coltec has made a determination of the impact on its operations of the Clean Air Act Amendments. Based upon this determination, Coltec believes that it will not be at a competitive disadvantage in complying with the Clean Air Act Amendments and that any costs to comply with the Clean Air Act Amendments will not have a material effect on Coltec's results of operations and financial condition.

Coltec and its subsidiaries also incur costs on a recurring basis for the treatment, storage and disposal of hazardous materials generated at Coltec's facilities in order to comply with the federal Resource Conservation and Recovery Act of 1976 ("RCRA"), and its analogous state statutes. Coltec does not believe that such costs have, nor will they have, a material effect on Coltec's results of operations and financial condition.

Coltec has been notified that it is among the Potentially Responsible Parties ("PRPs") under the federal Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA"), or similar state laws, for the costs of investigating and in some cases remediating contamination by hazardous materials at several sites. See Note 13 of the Notes to Financial Statements for information on the impact of CERCLA on Coltec.

Coltec's annual expenditures (including capital expenditures) relating to environmental matters over the three years ended December 31, 1995 ranged from $6.5 million to $9.0 million, and Coltec expects such expenditures to approximate $12.5 million in 1996 and $10.0 million in 1997. Over the three years ended December 31, 1995, annual expenditures for recurring environmental matters approximated $2.5 million, annual capital expenditures ranged from $1.0 million to $2.5 million, and annual expenditures for remediation and other nonrecurring environmental matters ranged from $3.0 million to $4.0 million. Expenditures for recurring environmental matters are expected to approximate $3.0 million in each of 1996 and 1997, capital expenditures are expected to approximate $3.5 million in 1996 and $2.0 million in 1997, and expenditures for remediation and other nonrecurring environmental matters are expected to approximate $6.0 million in 1996 and $5.0 million in 1997. Capital expenditure requirements for 1996 and 1997 include estimates of annual expenditures pursuant to the Clean Air Act Amendments of $2.5 million and $2.0 million, respectively. The estimate of annual environmental expenditures for 1996 and 1997 is based upon the expected timing of expenditures pursuant to currently identified environmental matters. Because environmental laws and the related interpretations frequently change, Coltec is unable to estimate with certainty the future costs to comply with such laws; however, Coltec does not foresee a continuous upward trend in annual expenditures on environmental matters, nor does it believe that it will be at a competitive disadvantage in complying with any such laws.

ASBESTOS LITIGATION

Coltec and certain of its subsidiaries are defendants in various lawsuits involving asbestos-containing products. See Note 13 of the Notes to Financial Statements for information on asbestos litigation.

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

DIVIDENDS

No dividends were paid in 1995 and 1994, and no dividends are expected to be paid in 1996.

COMMON STOCK DATA

Coltec's common stock (symbol COT) is listed on the New York and Pacific Stock Exchanges. The high and low prices of the stock for each quarter during 1995 and 1994 were as follows:

                                    1995                1994
                               High       Low      High       Low
First quarter                 173/8     153/8     217/8     183/4
Second quarter                183/4     163/4     201/2     181/4
Third quarter                 181/8     115/8     197/8     181/8
Fourth quarter                121/4     101/8     19        16

At December 31, 1995, there were 493 shareholders of record.

ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K AVAILABLE

The annual report on Form 10-K, without exhibits, will be made available free of charge to interested shareholders upon written request to the Corporate Secretary, Coltec Industries Inc, 430 Park Avenue, New York, NY 10022-3597.

CONSOLIDATED BALANCE SHEET
     COLTEC INDUSTRIES INC AND SUBSIDIARIES

                                                          DECEMBER 31,
(IN THOUSANDS)                                          1995           1994
ASSETS
Current assets
  Cash and cash equivalents (Notes 1 and 6)     $      3,971   $      4,188
  Accounts and notes receivable (Notes 6
    and 13)
    Trade                                            138,327        129,790
    Other                                             57,858         72,483
                                                     196,185        202,273
    Less allowance for doubtful accounts               4,174          4,124
                                                     192,011        198,149


Inventories (Note 1)
  Finished goods                                      55,533         46,316
  Work in process and finished parts                 146,916        126,097
  Raw materials and supplies                          26,987         25,790
                                                     229,436        198,203
Deferred income taxes (Note 4)                        13,902         15,222
Other current assets                                  10,174         13,936
  Total current assets                               449,494        429,698



Property, plant and equipment, at cost
  (Note 1)
  Land and improvements                               17,562         17,973
  Buildings and equipment                            134,320        133,940
  Machinery and equipment                            481,538        474,053
  Leasehold improvements                              10,028          8,071
  Construction in progress                            22,837         18,870
                                                     666,285        652,907
  Less accumulated depreciation and
    amortization                                     435,812        429,793
                                                     230,473        223,114



Costs in excess of net assets acquired, net of
  amortization (Note 1)                              140,811        131,024
Other assets (Notes 6 and 13)                         73,724         63,614
                                                $    894,502   $    847,450


                                       28


                                                            DECEMBER 31,
(IN THOUSANDS, EXCEPT SHARE DATA)                       1995           1994

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term
    debt (Notes 5 and 6)                        $        226   $        886
  Accounts payable                                    72,735         76,648
  Accrued expenses (Note 13)
    Salaries, wages and employee benefits             47,348         47,746
    Taxes                                             25,008         33,157
    Interest                                          14,918         18,616
    Other                                             77,343         60,009
                                                     164,617        159,528
  Current portion of liabilities of
    discontinued operations                            3,000          3,000
    Total current liabilities                        240,578        240,062

Long-term debt (Notes 5 and 6)                       945,606        969,261
Deferred income taxes (Note 4)                        14,878         10,533
Other liabilities (Note 13)                          120,670        124,159
Liabilities of discontinued operations                26,532         29,036
Commitments and contingencies (Note 13)
Shareholders' equity (Notes 1 and 7)
  Preferred stock
    $.01 par value, 2,500,000 shares
    authorized, shares outstanding -- none                --             --
  Common stock
    $.01 par value, 100,000,000 shares
    authorized, 70,077,350 and 70,016,384 shares
    issued at December 31, 1995 and 1994,
    respectively (excluding 25,000,000 shares
    held by a wholly owned subsidiary)                   701            700
  Capital in excess of par value                     639,419        638,407
  Retained earnings (deficit)                     (1,088,042)    (1,158,948)
  Unearned compensation -- restricted
    stock awards                                      (2,408)        (3,480)
  Foreign currency translation adjustments            (1,816)          (681)
                                                    (452,146)      (524,002)
  Less cost of 100,346 and 98,862 shares of
  common stock in treasury at December 31, 1995
  and 1994, respectively                              (1,616)        (1,599)
                                                    (453,762)      (525,601)
                                                $    894,502   $    847,450

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT.

CONSOLIDATED STATEMENT OF EARNINGS
     COLTEC INDUSTRIES INC AND SUBSIDIARIES


                                                         YEAR ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)           1995                1994                1993
Net sales                                 $   1,401,884       $   1,326,761       $   1,334,829

Costs and expenses
  Cost of sales                                 979,229             891,942             905,464
  Selling and administrative                    197,951             198,489             192,437
  Special charges (Note 2)                       27,000                  --              25,219
  Total costs and expenses                    1,204,180           1,090,431           1,123,120

Operating income                                197,704             236,330             211,709
Interest and debt expense, net                   89,886              89,472             110,190

Earnings before income taxes and
  extraordinary item                            107,818             146,858             101,519

Provision for income taxes (Note 4)              36,658              52,869              36,293

Earnings before extraordinary item               71,160              93,989              65,226
Extraordinary item (Note 3)                        (254)             (1,472)            (17,792)

Net earnings                              $      70,906       $      92,517       $      47,434


Earnings (loss) per common share
  (Note 1)
  Before extraordinary item               $        1.02       $        1.35       $         .94
  Extraordinary item                                 --                (.02)               (.26)
  Net earnings                            $        1.02       $        1.33       $         .68

Weighted average number of common
  and common equivalent shares                   69,839              69,815              69,591

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT.

CONSOLIDATED STATEMENT OF CASH FLOWS
     COLTEC INDUSTRIES INC AND SUBSIDIARIES

                                                          YEAR ENDED DECEMBER 31,
(IN THOUSANDS)                                     1995                1994                1993
Cash flows from operating activities
  Net earnings                            $      70,906       $      92,517       $      47,434
  Adjustments to reconcile net earnings
    to cash provided by operating
    activities
    Extraordinary item                              254               1,472              17,792
    Special charges                              27,000                  --              25,219
    Depreciation and amortization                42,086              42,131              49,092
    Deferred income taxes                         4,345             (19,274)            (10,766)
    Receivable from insurance carriers           15,452              10,843               3,056
    Payment of liabilities of
      discontinued operations                    (2,504)             (3,174)             (4,444)
    Other operating items                        (8,565)              3,644             (11,809)
                                                148,974             128,159             115,574
  Changes in assets and liabilities
    Accounts and notes receivable                (6,632)            (11,808)             (2,007)
    Inventories                                 (32,373)            (33,511)             (2,871)
    Deferred income taxes                         1,320               1,814               3,501
    Other current assets                          3,762              (1,961)               (877)
    Accounts payable                             (4,283)             14,362               4,067
    Accrued expenses                            (19,760)              1,163             (12,169)
      Changes in assets and liabilities         (57,966)            (29,941)            (10,356)
      Cash provided by operating
        activities                               91,008              98,218             105,218

Cash flows from investing activities
  Capital expenditures                          (42,496)            (38,191)            (38,587)
  Acquisition of businesses                     (21,750)             (4,048)                 --
  Cash received in Holdings
    reorganization                                   --                  --              26,749
  Other -- net                                   (2,512)                864               1,948
    Cash used in investing activities           (66,758)            (41,375)             (9,890)

Cash flows from financing activities
  Issuance of long-term debt                     44,662             335,042              46,069
  Payment of long-term debt                     (69,129)           (393,446)           (138,179)
  Distribution to Holdings pursuant to
    preferred stock redemption and tax
    sharing procedure                                --                  --              (4,624)
    Cash used in financing activities           (24,467)            (58,404)            (96,734)

Cash and cash equivalents
  Decrease                                         (217)             (1,561)             (1,406)
  At beginning of period                          4,188               5,749               7,155
  At end of period                        $       3,971       $       4,188       $       5,749

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
     COLTEC INDUSTRIES INC AND SUBSIDIARIES

                                                    THREE YEARS ENDED DECEMBER 31, 1995
                                                                UNEARNED                   FOREIGN
                                       CAPITAL IN   RETAINED   COMPENSATION-    MINIMUM    CURRENCY
                         COMMON STOCK   EXCESS OF   EARNINGS    RESTRICTED      PENSION   TRANSLATION   TREASURY STOCK
(IN THOUSANDS, EXCEPT    SHARES AMOUNT  PAR VALUE   (DEFICIT)   STOCK AWARDS   LIABILITY  ADJUSTMENTS   SHARES   AMOUNT    TOTAL
SHARE DATA)
Balance,
  January 1, 1993    69,853,464  $  699  $ 634,088   $ (1,298,899) $  (7,221)  $   --     $ 4,689        -- $      --  $ (666,644)
Net earnings                                               47,434                                                          47,434
Issuance of
  restricted stock,
  net                    89,877              1,389                     1,669                        (14,309)     (229)      2,829
Exercise of stock
  options                                       (4)                                                   5,000        79          75
Tax benefit from
  stock option
  and incentive plan                           133                                                                            133
Stock exchange in
  the Holdings
  reorganization                             1,240                                                 (170,000)   (2,740)     (1,500)
Minimum pension
  liability                                                                    (4,205)                                     (4,205)
Foreign currency
  translation
  adjustments                                                                              (3,612)                         (3,612)
Balance, December
  31, 1993           69,943,341     699    636,846     (1,251,465)    (5,552)  (4,205)      1,077  (179,309)   (2,890)   (625,490)

Net earnings                                               92,517                                                          92,517
Issuance of
  restricted
  stock, net             73,043       1      1,370                     2,072                        (17,553)     (293)      3,150
Exercise of
  stock options                               (114)                                                  98,000     1,584       1,470
Tax benefit
  from stock option
  and incentive plan                           305                                                                            305
Minimum pension
  liability                                                                     4,205                                       4,205
Foreign currency
  translation
  adjustments                                                                              (1,758)                         (1,758)
Balance, December
  31, 1994           70,016,384     700    638,407     (1,158,948)    (3,480)      --        (681)  (98,862)   (1,599)   (525,601)

Net earnings                                               70,906                                                          70,906
Issuance of
  restricted
  stock, net             60,966       1      1,006                     1,072                        (26,484)     (422)      1,657
Exercise of
  stock options                                (30)                                                  25,000       405         375
Tax benefit from
  stock option
  and incentive plan                            36                                                                             36
Foreign currency
  translation
  adjustments                                                                              (1,135)                         (1,135)
BALANCE,
  DECEMBER 31,
  1995               70,077,350  $  701  $ 639,419   $ (1,088,042) $  (2,408)  $   --    $ (1,816) (100,346) $ (1,616) $ (453,762)

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT.

NOTES TO FINANCIAL STATEMENTS
     COLTEC INDUSTRIES INC AND SUBSIDIARIES

1. SUMMARY OF ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: Investments in which Coltec Industries Inc ("Coltec") has ownership of 50% or more of the voting common stock are consolidated in the financial statements. Intercompany accounts and transactions are eliminated.

ACCOUNTING ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

CONSOLIDATED STATEMENT OF CASH FLOWS: Cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less. The effect of changes in foreign exchange rates on cash balances is not significant.

Interest paid and federal and state income taxes paid and refunded were as follows:

(IN THOUSANDS)                 1995        1994        1993
Interest paid              $  92,292   $  92,304   $ 105,713
Income taxes --
Paid                          45,799      42,308      31,873
Refunded                       4,114       2,262       3,913

FOREIGN CURRENCY TRANSLATION: The financial statements of foreign subsidiaries were prepared in their respective local currencies and were translated into U.S. dollars at year-end rates for assets and liabilities and at monthly weighted average rates for income and expenses. Translation adjustments are included in shareholders' equity. Foreign currency transaction gains and losses are included in net earnings. For 1995, 1994 and 1993, such gains and losses were not significant.


INVENTORIES: Inventories, including inventories under long-term commercial and government contracts and programs, are valued at the lower of cost or market. At December 31, 1995, and 1994, $36,750,000 and $34,411,000, respectively, of contract advances have been offset against inventories under long-term commercial and government contracts and programs in the Consolidated Balance Sheet. Losses on commercial and government contracts and programs are recognized in full when identified. At December 31, 1995, and 1994, an accrual for loss contracts and programs was not required. Cost elements included in inventory are material, labor and factory overhead, primarily using standard cost, which approximates actual cost. Cost on approximately 50% of the domestic inventory at December 31, 1995 was determined on the last-in, first-out basis. Cost on the remainder of the inventory is generally determined on the first-in, first-out basis. The excess of current cost over last-in, first-out cost at December 31, 1995, and 1994 was approximately $20,400,000 and $18,800,000, respectively.


PROPERTY AND DEPRECIATION: Depreciation and amortization of plant and equipment are provided generally by using the straight-line method, based on estimated useful lives of the assets. For U.S. federal income tax purposes, most assets are depreciated using allowable accelerated methods.

The ranges of estimated useful lives used in computing depreciation and amortization for financial reporting were as follows:

                                  Years
Land improvements                5 -- 40
Buildings and equipment         10 -- 45
Machinery and equipment          3 -- 20

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

COSTS IN EXCESS OF NET ASSETS ACQUIRED: It is Coltec's policy to amortize the excess costs arising from acquisitions on a straight-line basis over periods not to exceed 40 years. In evaluating the value and future benefits of the excess costs arising from acquisitions, the recoverability from operating income is measured. Under this approach, the carrying value would be reduced if it is probable that management's best estimate of future operating income from related operations before amortization will be less than the carrying amount of the excess costs arising from acquisitions over the remaining amortization period. At December 31, 1995, and 1994, accumulated amortization related to all completed acquisitions, was $62,275,000 and $57,186,000, respectively.

SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE: In November 1993, the shareholders of Coltec Holdings Inc ("Holdings"), the former parent company of Coltec, exchanged their shares of common stock of Holdings for 35.5% or 24,830,000 shares of common stock of Coltec (the "Holdings Reorganization") in a transaction accounted for as a purchase. The net assets acquired consisted primarily of 25,000,000 shares of common stock of Coltec and $26,749,000 of cash.

Earnings per common share are computed by dividing earnings by the weighted average number of common and common equivalent shares outstanding during each period. Common equivalent shares are shares issuable on the exercise of stock options and shares of restricted stock, net of shares assumed to have been purchased using the treasury stock method.

IMPACT OF NEW ACCOUNTING STANDARDS: Coltec adopted Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," and AICPA Statement of Position 94-6, "Disclosure of Certain Significant Risks and Uncertainties," effective January 1, 1995. The adoption of these statements did not have a material effect on Coltec's results of operations and financial condition. Based on preliminary analyses, Coltec does not expect that the future adoption of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and No. 123, "Accounting for Stock-Based Compensation," will have a material effect on Coltec's results of operations and financial condition.

2. SPECIAL CHARGES

In the third quarter of 1995, Coltec recorded a special charge of $27,000,000, primarily to cover the costs of closing the Walbar compressor blade facility in Canada. It is anticipated that this facility will be closed by the end of 1996. The charge also covered selected reductions in work force throughout the Company covering approximately 520 employees, all of whom have been terminated or notified of their termination at December 31, 1995. The special charge includes costs to cover the cancellation of contractual obligations resulting from the decision to close the Walbar facility, asset writedowns, severance and employee-related costs and other costs necessary to implement the shutdown of the Walbar facility and other actions. The components of the charge and its status at December 31, 1995 are as follows:

                                     ORIGINAL        1995          BALANCE
(IN THOUSANDS)                        RESERVE       ACTIVITY  DECEMBER 31, 1995
Cancellation of contractual
  obligations                        $  9,065       $    (65)     $   9,000
Asset writedowns                        7,845         (4,549)         3,296
Severance                               5,084         (1,778)         3,306
Other                                   5,006         (2,553)         2,453
Total                                $ 27,000       $ (8,945)     $  18,055

In the second quarter of 1993, Coltec recorded a special charge of $25,219,000 to cover the cost of consolidation and rearrangement of certain manufacturing facilities and related reductions in work force, primarily in the Aerospace/Government segment, as well as at the Central Moloney Transformer Division. The objectives of this program were completed in 1994 and the liability was fully utilized as of December 31, 1994.

3. EXTRAORDINARY ITEM

Coltec incurred extraordinary charges of $254,000, net of a $136,000 tax benefit; $1,472,000, net of a $792,000 tax benefit; and $17,792,000, net of a
$9,581,000 tax benefit; in 1995, 1994 and 1993, respectively, in connection with the early retirement of debt, and in 1993 in connection with debt refinancings.

4. INCOME TAXES

Effective January 1, 1993, Coltec adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires that the deferred tax provision be determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates.

The significant components of deferred tax assets and liabilities at December 31, 1995 and 1994 were as follows:

(IN THOUSANDS)                        1995                      1994
                          DEFERRED         DEFERRED   DEFERRED         DEFERRED
                               TAX              TAX        TAX              TAX
                            ASSETS      LIABILITIES     ASSETS      LIABILITIES
Excess tax over
  book depreciation      $     --       $ (29,932)    $      --    $ (30,076)
Recognition of income
  on contracts reported
  on different methods
  for tax and financial
  reporting                    --         (29,299)           --      (29,003)
Employee benefit plans     22,011              --        26,184           --
Accrued expenses
  and liabilities          12,527              --        13,062           --
Foreign tax credit
  carryforwards             7,300              --         6,000           --
Other                      23,717              --        24,522           --
                           65,555         (59,231)       69,768      (59,079)
Less -- Valuation
  allowance                (7,300)             --        (6,000)          --
Total deferred taxes     $ 58,255       $ (59,231)    $  63,768    $ (59,079)

The valuation allowance is attributable to foreign tax credit carryforwards, which expire in the years 1997 through 2000.

Domestic and foreign components of earnings before income taxes and extraordinary item were as follows:

(IN THOUSANDS)                                    1995        1994       1993
Domestic                                     $  81,108  $  126,254  $  71,126
Foreign                                         26,710      20,604     30,393
Total                                        $ 107,818  $  146,858  $ 101,519

Provisions for income taxes were as
  follows:
(IN THOUSANDS)                                    1995        1994       1993
Current --
  Domestic                                   $  23,355  $   56,812  $  36,254
  Foreign                                        7,638      11,253      9,568
                                                30,993      68,065     45,822
Deferred --
  Domestic                                       4,241     (12,503)   (11,553)
  Foreign                                        1,424      (2,693)     2,024
                                                 5,665     (15,196)    (9,529)
  Total                                      $  36,658  $   52,869  $  36,293

Reconciliation of tax at the U.S. statutory income tax rate of 35% to the provision for income taxes was as follows:

(IN THOUSANDS)                                    1995        1994       1993
Tax at U.S. statutory rate                   $  37,736  $   51,400  $  35,532
Tax cost (benefit)-
  Repatriation of non-U.S. earnings              2,692       2,713      3,201
  Non-U.S. rate differential                      (287)      1,349        954
  Utilization of tax credits                    (1,500)         --         --
  Adjustment of reserves                        (6,197)     (5,789)    (6,692)
  Other (not individually significant)           4,214       3,196      3,298
Provision for income taxes                   $  36,658  $   52,869  $  36,293
Effective tax rate                                34.0%       36.0%     35.75%

5. LONG-TERM DEBT

(IN THOUSANDS)                               1995                1994
Credit Agreement -- 7.2%*              $   261,000         $   291,000
9 3/4% senior notes due 1999               150,000             150,000
9 3/4% senior notes due 2000               200,000             200,000
11 1/4% debentures due 1996-2015            67,782              67,782
10 1/4% senior subordinated
  notes due 2002                           218,080             231,465
Other due 1996-2010                         48,970              29,900
                                           945,832             970,147
Less -- Amounts due within one year            226                 886

                                       $   945,606         $   969,261

* Indicates average interest rate for 1995.

a) The reducing revolving credit facility (the "Credit Agreement"), entered into with a syndicate of banks, expires June 30, 1999. At December 31, 1995, $261,000,000 of borrowings were outstanding and $45,761,000 of letters of credit had been issued under the Credit Agreement. In November 1995, the total commitment under the Credit Agreement was increased by $50,000,000 to $465,000,000. The additional commitment was used to redeem $46,407,000 principal amount of the 11 1/4% debentures in January 1996 at a redemption price of 105.625% plus accrued interest. The Credit Agreement provides up to $100,000,000 for the issuance of letters of credit and the facility will be reduced by $50,000,000 on both January 11, 1997 and 1998. Obligations under the facility are secured by substantially all of Coltec's assets. Borrowings under the facility bear interest, at Coltec's option, at an annual rate equal to the base rate or the Eurodollar rate plus 1%. The base rate is the higher of 1/2 of 1% in excess of the Federal Reserve reported certificate of deposit rate and the prime lending rate. Letter of credit fees of 1% are payable on outstanding letters of credit and a commitment fee of 3/8 of 1% is payable on the unutilized facility.

The facility contains various restrictions and conditions. The most restrictive of these requires that the fixed charge coverage ratio be at least 2.5 to 1 for any period of four consecutive quarters. The ratio of current assets to current liabilities must be at least 1.25 to 1. In addition, the facility limits or restricts purchases of Coltec's common stock, payment of dividends, capital expenditures, indebtedness, liens, mergers, asset acquisitions and dispositions, investments, prepayment of certain debt and transactions with affiliates. At December 31, 1995, Coltec was in compliance with the above covenants.

b) The 9 3/4% senior notes due 1999 are not redeemable prior to maturity on November 1, 1999.

c) The 9 3/4% senior notes due 2000 are not redeemable prior to maturity on April 1, 2000.

d) Coltec has purchased in the open market $31,920,000 of the 10 1/4% senior subordinated notes. The remaining 10 1/4% senior subordinated notes are redeemable at the option of Coltec on or after April 1, 1997 at 105.125% of par, declining to 100% of par on or after April 1, 1999.

e) Coltec has purchased in the open market and redeemed $82,218,000 of its 11 1/4% debentures and in January 1996 redeemed an additional $46,407,000. The remaining 11 1/4% debentures are redeemable at the option of Coltec at 105.625% of par, declining to 100% of par on or after December 1, 2005. Mandatory annual sinking fund payments of $7,125,000 beginning December 1, 1996 are calculated to retire 90% of the debentures prior to maturity. Coltec, at its option, may redeem up to an additional $14,250,000 annually, beginning December 1, 1996 through 2014.

f) Minimum payments on long-term debt due within five years from December 31, 1995 are as follows:

(IN THOUSANDS)
1996             $    226
1997                2,524
1998                  539
1999              427,601
2000              200,353

6. FINANCIAL INSTRUMENTS

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

FORWARD EXCHANGE CONTRACTS: The fair value is based on quoted market prices of similar contracts.

The estimated fair value of Coltec's financial instruments at December 31, 1995 and 1994 is as follows:

(IN THOUSANDS)                   1995                            1994
                        CARRYING      FAIR             CARRYING       FAIR
                         VALUE      VALUE               VALUE         VALUE
Assets:
  Cash and cash
    equivalents        $  3,971    $  3,971           $  4,188      $  4,188
  Accounts and notes
    receivable, other    57,858      57,858             72,483        72,483
  Long-term
    receivables and
    investments -
      Practical to
        estimate
        fair value       33,497      42,336             36,008        39,364
      Not practical
        to estimate
        fair value        8,711          --              8,711            --
Liabilities:
  Long-term debt        945,832     965,065            970,147       962,647
  Forward exchange
    contracts                --      11,147                 --        21,026

It was not practicable to estimate the fair value of Coltec's stock investment in Crucible Materials Corporation ("Crucible"), a private corporation. The carrying value of the investment in Crucible is included in other assets in the Consolidated Balance Sheet.

It is Coltec's policy to enter into forward exchange contracts to hedge U.S. dollar-denominated sales, under long-term contracts, of certain foreign subsidiaries. Coltec does not engage in speculation. Coltec's forward exchange contracts do not subject Coltec to risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the sales and related receivables being hedged. At December 31, 1995, and 1994 Coltec had $277,278,000 and $306,230,000, respectively, of forward exchange contracts, denominated in Canadian dollars, which had a fair value of $266,131,000 and $285,204,000, respectively. The contracts have varying maturities with none exceeding five years. Gains and losses on forward exchange contracts are deferred and recognized at the completion of the underlying long-term contract being hedged.

Coltec has an outstanding contingent liability for guaranteed debt and lease payments of $30,816,000, and for letters of credit of $45,761,000. It was not practical to obtain independent estimates of the fair values for the contingent liability for guaranteed debt and lease payments and for letters of credit without incurring excessive costs. In the opinion of management, nonperformance by the other parties to the contingent liabilities will not have a material effect on Coltec's results of operations and financial condition.

7. STOCK OPTION AND INCENTIVE PLANS

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

Information on stock options is as follows:

                                                        OPTION
                                      NUMBER       PRICE RANGE
                                   OF SHARES         PER SHARE
Outstanding January 1, 1993        2,015,000      $15.00-18.25
Granted                              290,000       16.38-18.75
Exercised                             (5,000)            15.00
Canceled                             (40,000)            15.00
Outstanding December 31, 1993      2,260,000       15.00-18.75
Granted                              295,000       16.25-21.25
Exercised                            (98,000)            15.00
Canceled                            (140,000)      15.00-20.25
Outstanding December 31, 1994      2,317,000       15.00-21.25
Granted                            2,960,000       10.75-18.08
Exercised                            (25,000)            15.00
Canceled                             (64,000)      15.00-18.25
Outstanding December 31, 1995      5,188,000       10.75-21.25
Exercisable December 31:
     1993                            398,000       15.00-18.25
     1994                            772,000       15.00-18.75
     1995                          1,188,000       15.00-21.25

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

Information on restricted stock is as follows:

                                           NUMBER OF SHARES
                                     1995          1994         1993
Outstanding January 1             517,486       554,260      578,464
Granted                            60,966        73,043       89,877
Restrictions expired             (203,867)      (92,264)     (99,772)
Forfeited                         (26,484)      (17,553)     (14,309)
Outstanding December 31           348,101       517,486      554,260

Shares available for grant at December 31, 1995 and 1994 under the stock option plans were 1,349,650 and 4,306,616, respectively.

8. PENSION AND RETIREMENT PLANS

Coltec and certain of its subsidiaries have in effect, for substantially all U.S. employees, pension plans under which funds are deposited with trustees. The benefits under these plans are based primarily on years of service and either final average salary or fixed amounts for each year of service. Coltec's funding policy is consistent with the funding requirements of the Employee Retirement Income Security Act ("ERISA") of 1974, as amended. Plan assets consist principally of publicly traded equity and fixed-income securities. Pension coverage for employees of non-U.S. subsidiaries is provided in accordance with local requirements and customary practices.

For certain pension plans, the plan assets exceed the accumulated benefit obligations ("overfunded plans"); and in the remainder of the plans, the accumulated benefit obligations exceed the plan assets ("underfunded plans").

As of December 31, 1995 and 1994, the status of Coltec's pension plans was as follows:


                                                  1995                          1994*
                                        OVERFUNDED    UNDERFUNDED      OVERFUNDED     UNDERFUNDED
(IN THOUSANDS)                               PLANS          PLANS           PLANS           PLANS
Actuarial present value of
  projected benefit obligation,
  based on employment service to date
  and current salary levels:
  Vested employees                      $  252,612     $  125,481      $  214,401     $  101,658
  Nonvested employees                        6,527          5,259           5,489          4,564
  Accumulated benefit obligation           259,139        130,740         219,890        106,222
  Additional amounts related to
    projected salary increases              28,294          4,436          22,397          2,343
  Total projected benefit obligation       287,433        135,176         242,287        108,565

Assets available for benefits:
  Funded assets                            365,704         91,894         305,780         78,207
  Accrued (prepaid) pension expense,
    per books                              (21,256)        40,389          (8,129)        30,127
  Total assets                             344,448        132,283         297,651        108,334
Assets in excess of (less than)
  projected benefit obligation          $   57,015     $   (2,893)    $    55,364     $     (231)

  Consisting of:
    Unamortized net asset existing
      at date of adoption of
      FAS No. 87                        $    1,747     $   12,274     $    11,260     $    5,019
    Unrecognized net gain (loss)            57,992         (4,220)         46,356          5,070
    Unrecognized prior service cost         (2,724)       (10,947)         (2,252)       (10,320)
                                        $   57,015     $   (2,893)    $    55,364     $     (231)


*RESTATED TO REFLECT FUNDING CLASSIFICATION AS OF DECEMBER 31, 1995.

For U.S. plans, discount rates of 7.5% and 9.0% were used as of December 31, 1995 and 1994, respectively, for the valuation of the actuarial present value of benefit obligations.

In accordance with the requirements of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," Coltec recorded a minimum pension liability for underfunded plans of $2,044,000 at December 31, 1995, which is included in other liabilities in the Consolidated Balance Sheet. This liability represents the excess of the accumulated benefit obligation over plan assets and has been offset by an intangible asset, included in other assets in the Consolidated Balance Sheet, for previously unrecognized prior service cost. At December 31, 1994, a minimum pension liability was not required.

Assumptions as of January 1 used to develop the net periodic pension cost for U.S. plans were:

                                          1995       1994       1993
Discount rate for benefit obligations      9.0%       7.5%       8.0%
Expected long-term rate of
  return on assets                         9.0%       8.5%       8.5%
Rate of increase in
  compensation levels                      5.0%       5.0%       5.0%


For non-U.S. plans, which were not material, similar economic assumptions were used.

The components of net periodic pension cost were as follows:

(IN THOUSANDS)                            1995       1994       1993
Service cost -- benefits earned       $  7,618   $  9,763   $  9,423
Interest cost on projected
  benefit obligation                    30,317     27,793     28,496
Actual return on assets                (91,611)     7,353     (7,770)
Amortization and deferral, net          52,953    (47,687)   (30,968)
Net periodic pension cost (credit)    $   (723)  $ (2,778)  $   (819)

For discontinued operations, Coltec's total projected benefit obligation at December 31, 1995, and 1994 was $224,934,000 and $215,121,000, respectively, and is fully funded. Interest accrued for 1995, 1994 and 1993 on the projected benefit obligation was $19,609,000, $18,684,000, and $20,450,000, respectively, and was fully offset by return on assets resulting in no net periodic cost.

9. OTHER POSTRETIREMENT BENEFITS

Coltec provides health care and life insurance benefits to its eligible retired employees, principally in the United States. Effective January 1, 1993, Coltec adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," ("FAS 106") using the delayed recognition transition option whereby the transition obligation is being amortized on a straight-line basis over 20 years. FAS 106 requires that the cost of postretirement benefits be recognized in the financial statements during the years the employees provide services.

Coltec's accumulated postretirement benefit obligation, none of which is funded, and the postretirement benefit cost liability were as follows:

(IN THOUSANDS)                                   1995       1994         1993
Actuarial present value of projected
  accumulated postretirement
  benefit obligation:
    Retirees                                 $  17,449  $  16,224    $  17,511
    Fully eligible active participants           4,228      3,568        4,613
    Other active participants                    5,415      3,126        3,441
    Total                                       27,092     22,918       25,565
Unamortized transition obligation              (18,076)   (19,736)     (22,727)
Unrecognized net loss                           (4,827)    (1,279)      (1,482)
Unrecognized prior service cost                 (1,033)        --           --
Postretirement benefit cost liability         $  3,156   $  1,903     $  1,356

The components of postretirement benefit
  cost were as follows:
(IN THOUSANDS)                                    1995       1994         1993
Service cost -- benefits earned               $    198   $    179     $    249
Interest cost on accumulated
  postretirement benefit obligation              1,927      1,810        1,838
Amortization of transition obligation            1,373      1,101        1,196
Amortization and deferral, net                     (63)      (127)          --
Curtailment loss                                    --        427           --
Postretirement benefit cost                   $  3,435   $  3,390     $  3,283

During 1994, Coltec recognized a curtailment loss in connection with a plan amendment which accelerated the recognition of the related unamortized transition obligation.

Discount rates of 7.5% and 9.0% were used in determining the accumulated postretirement benefit obligation at December 31, 1995 and 1994, respectively. The health care cost trend rates used in determining the accumulated postretirement benefit obligation at December 31, 1995 were 9.8% in 1996 gradually declining to 5.0% in 2005. The effect of a 1% increase in the health care cost trend rates in each year would be to increase the total service and interest cost components of the postretirement benefit cost for 1995 by approximately $207,000 and to increase the accumulated postretirement benefit obligation at December 31, 1995, by approximately $1,900,000.

10. SEGMENT INFORMATION

Coltec's financial results are reported in three industry segments:
Aerospace/Government, Automotive, and Industrial.

Customers of the Aerospace/Government segment are principally aircraft and aircraft engine manufacturers. The principal customers of the Automotive segment are the domestic original equipment manufacturers and the automotive aftermarket. Information on the major products within each industry segment and on sales and operating income by industry segment for the years 1995, 1994 and 1993 included on pages 23 and 24 in the Financial Review is incorporated herein by reference.

Information on total assets; depreciation of property, plant and equipment; and capital expenditures by industry segment is as follows:

(IN MILLIONS)                                    1995       1994         1993
Total assets:
  Aerospace/Government                        $  446.2   $  402.3     $  386.2
  Automotive                                     130.6      129.5        124.6
  Industrial                                     183.4      164.4        180.1
  Corporate unallocated                          134.3      151.3        105.6
    Total                                     $  894.5   $  847.5     $  796.5

Depreciation of property,
  plant and equipment:
  Aerospace/Government                        $   15.8   $   14.7     $   16.1
  Automotive                                       7.9        7.5          7.4
  Industrial                                       8.6        8.7          9.5
  Corporate unallocated                             .2         .2           .2
    Total                                     $   32.5   $   31.1     $   33.2

Capital expenditures:
  Aerospace/Government                        $   18.3   $   21.3     $   21.8
  Automotive                                      10.1        7.0          9.6
  Industrial                                       9.9        9.9          7.2
  Corporate unallocated                            4.2         --           --
    Total                                     $   42.5   $   38.2     $   38.6

Information by geographic segment is
as follows:
                                                          OPERATING     TOTAL
(IN MILLIONS)                                    SALES     INCOME       ASSETS
1995
Domestic operations                         $  1,189.4   $  227.1     $  673.9
Foreign operations                               245.6       10.3        205.4
Intersegment elimination                         (33.1)        --       (119.1)
Total segments                                 1,401.9      237.4        760.2
Corporate unallocated                               --      (39.7)       134.3
  Total                                     $  1,401.9   $  197.7     $  894.5

1994
Domestic operations                         $  1,148.3   $  241.5     $  629.2
Foreign operations                               208.1       28.8        202.0
Intersegment elimination                         (29.6)        --       (135.0)
Total segments                                 1,326.8      270.3        696.2
Corporate unallocated                              --       (34.0)       151.3
  Total                                     $  1,326.8   $  236.3     $  847.5

1993
Domestic operations                         $  1,155.4   $  215.9     $  619.4
Foreign operations                               206.7       30.2        207.6
Intersegment elimination                         (27.3)        --       (136.1)
Total segments                                 1,334.8      246.1        690.9
Corporate unallocated                               --      (34.4)       105.6
  Total                                     $  1,334.8   $  211.7     $  796.5

11. SUPPLEMENTARY EARNINGS INFORMATION

The following costs and expenses are included in the Consolidated Statement of
Earnings:

(IN THOUSANDS)                                    1995      1994        1993
Maintenance                                   $  27,566  $  27,224  $  25,363
Taxes, other than federal
 income taxes
  Payroll                                        28,660     28,205     28,700
  Property                                        4,685      4,565      4,764
  State and local                                 6,816      7,688      4,785
Rent                                              9,589     10,106     12,235
Research and development costs                   25,619     23,830     22,079

12. QUARTERLY SALES AND EARNINGS (UNAUDITED)

The following table sets forth quarterly sales, gross profit and earnings for the three years ended December 31, 1995.

                                                                      QUARTER
(IN THOUSANDS, EXCEPT PER SHARE DATA)            1ST            2ND            3RD            4TH
1995
Net sales                                   $  356,344     $  361,547      $  332,134    $  351,859
Gross profit                                   109,855        112,162         101,029        99,609
Operating income                                58,133         60,351          25,094        54,126
Earnings before extraordinary item              23,486         24,069           1,804        21,801
Extraordinary item                                 (82)            --              --          (172)
Net earnings                                    23,404         24,069           1,804        21,629
Earnings per common share
  Before extraordinary item                        .34            .34             .03           .31
  Extraordinary item                                --             --              --            --
  Net earnings                                     .34            .34             .03           .31

1994
Net sales                                   $  331,850     $  337,018      $  317,507    $  340,386
Gross profit                                   104,209        110,206         106,248       114,156
Operating income                                54,679         60,691          57,831        63,129
Earnings before extraordinary item              20,643         24,383          23,037        25,926
Extraordinary item                                  --         (1,015)           (177)         (280)
Net earnings                                    20,643         23,368          22,860        25,646
Earnings per common share
  Before extraordinary item                        .30            .35             .33           .37
  Extraordinary item                                --           (.02)             --            --
  Net earnings                                     .30            .33             .33           .37

1993
Net sales                                   $  339,934     $  334,591      $  316,077    $  344,227
Gross profit                                   107,903        107,729         104,585       109,148
Operating income                                54,967         37,040          56,800        62,902
Earnings before extraordinary item              17,490          6,013          18,490        23,233
Extraordinary item                                (264)          (375)           (378)      (16,775)
Net earnings                                    17,226          5,638          18,112         6,458
Earnings per common share
  Before extraordinary item                        .25            .09             .27           .33
  Extraordinary item                                --           (.01)           (.01)         (.24)
  Net earnings                                     .25            .08             .26           .09

REFERENCE IS MADE TO NOTE 2 FOR SPECIAL CHARGES, NOTE 3 FOR EXTRAORDINARY ITEM AND NOTE 1 FOR EARNINGS PER SHARE.

13.COMMITMENTS AND CONTINGENCIES

Coltec and certain of its subsidiaries are liable for lease payments and are defendants in various lawsuits, including actions involving asbestos-containing products and certain environmental proceedings. With respect to asbestos product liability and related litigation costs, as of December 31, 1995, and 1994, two subsidiaries of Coltec were among a number of defendants (typically 15 to 40) in approximately 105,300 and 76,700 actions, respectively, (including approximately 4,900 and 3,300 actions, respectively, in advanced stages of processing) filed in various states by plaintiffs alleging injury or death as a result of exposure to asbestos fibers. Through December 31, 1995, approximately 131,200 of the approximately 236,500 total actions brought have been settled or otherwise disposed of.

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

Following a decision of the Pennsylvania Supreme Court, in a case in which neither Coltec or any of its subsidiaries were parties, that held insurance carriers are obligated to cover asbestos-related bodily injury actions if any injury or disease process, from first exposure through manifestation, occurred during a covered policy period (the "continuous trigger theory of coverage"), Coltec settled litigation with its primary and most of its first-level excess insurance carriers, substantially on the basis of the Court's ruling. Coltec has negotiated a final agreement with most of its excess carriers that are in the layers of coverage immediately above its first layer. Coltec is currently receiving payments pursuant to this agreement. Coltec believes that, with respect to the remaining carriers, a final agreement can be achieved without litigation and on substantially the same basis that it has resolved the issues with its other carriers. Settlements are generally made on a group basis with payments made to individual claimants over periods of one to four years. During 1995, 1994 and 1993, two subsidiaries of Coltec received approximately 44,000, 29,800 and 27,400 new actions, respectively. Payments were made with respect to asbestos liability and related costs aggregating $56,739,000 in 1995, $46,374,000 in 1994, and $38,677,000 in 1993, substantially all of which were covered by insurance. In accordance with Coltec's internal procedures for the processing of asbestos product liability actions and due to the proximity to trial or settlement, certain outstanding actions have progressed to a stage where Coltec can reasonably estimate the cost to dispose of these actions. As of December 31, 1995, Coltec estimates that the aggregate remaining cost of the disposition of the settled actions for which payments remain to be made and actions in advanced stages of processing, including associated legal costs, is approximately $59,241,000, and Coltec expects that this cost will be substantially covered by insurance.

With respect to the 100,400 outstanding actions as of December 31, 1995, which are in preliminary procedural stages, Coltec lacks sufficient information upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to estimate with reasonable certainty the potential liability or costs to Coltec. When asbestos actions are received they are typically forwarded to local counsel to ensure that the appropriate preliminary procedural response is taken. The complaints typically do not contain sufficient information to permit a reasonable evaluation as to their merits at the time of receipt, and in jurisdictions encompassing a majority of the outstanding actions, the practice has been that little or no discovery or other action is taken until several months prior to the date set for trial. Accordingly, Coltec generally does not have the information necessary to analyze the actions in sufficient detail to estimate the ultimate liability or costs to Coltec, if any, until the actions appear on a trial calendar. A determination to seek dismissal, to attempt to settle or to proceed to trial is typically not made prior to the receipt of such information.

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

In addition to claims for personal injury, Coltec's subsidiaries have been involved in an insignificant number of property damage claims based upon asbestos-containing materials found in schools, public facilities and private commercial buildings. Based upon proceedings to date, the overwhelming majority of these claims have been resolved without a material adverse impact on Coltec. Likewise, the insignificant number of claims remaining to be resolved are not expected to have a material effect on Coltec's results of operations and financial condition.

Coltec has recorded an accrual for its liabilities for asbestos-related matters that are deemed probable and can be reasonably estimated (settled actions and actions in advanced stages of processing), and has separately recorded an asset equal to the amount of such liabilities that is expected to be recovered by insurance. In addition, Coltec has recorded a receivable for that portion of payments previously made for asbestos product liability actions and related litigation costs that is recoverable from its insurance carriers. Liabilities for asbestos related matters and the receivable from insurance carriers included in the Consolidated Balance Sheet are as follows:

                                                  DECEMBER 31,
(IN THOUSANDS)                                 1995            1994
Accounts and notes receivable -- other    $  53,677       $  68,179
Other assets                                 16,243          13,119
Accrued expenses -- other                    47,791          34,099
Other liabilities                            11,450           8,155

With respect to environmental proceedings, Coltec has been notified that it is among the Potentially Responsible Parties ("PRPs") under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or similar state laws, for the costs of investigating and in some cases remediating contamination by hazardous materials at several sites. CERCLA imposes joint and several liability for the costs of investigating and remediating properties contaminated by hazardous materials. Liability for these costs can be imposed on present and former owners or operators of the properties or on parties who generated the wastes that contributed to the contamination. The process of investigating and remediating contaminated properties can be lengthy and expensive. The process is also subject to the uncertainties occasioned by changing legal requirements, developing technological applications and liability allocations among PRPs. Based on the progress to date in the investigation, cleanup and allocation of responsibility for these sites, Coltec has estimated that its costs in connection with these sites approximate $20,000,000 at December 31, 1995, and has accrued for this amount in the Consolidated Balance Sheet as of December 31, 1995. Although Coltec is pursuing insurance recovery in connection with certain of these matters, Coltec has not recorded a receivable with respect to any potential recovery of costs in connection with any environmental matter.

Under operating lease commitments, expiring on various dates after December 31, 1996, Coltec and certain of its subsidiaries are obligated as of December 31, 1995, to pay rentals totaling $26,779,000 as follows: $6,097,000 in 1996,
$5,392,000 in 1997, $4,536,000 in 1998, $3,657,000 in 1999, $2,752,000 in 2000,
and $4,345,000 in later years.

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


/s/ John W. Guffey Jr.
JOHN W. GUFFEY, JR.
Chairman, President and Chief Executive Officer


/s/ Paul G. Schoen
PAUL G. SCHOEN
Executive Vice President, Finance;
Treasurer, and Chief Financial Officer


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF COLTEC INDUSTRIES INC:

We have audited the accompanying consolidated balance sheets of Coltec Industries Inc (a Pennsylvania corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coltec Industries Inc and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP
New York, N.Y.
January 22, 1996

Directors
top row, left to right
Paul G. Schoen
Executive Vice President, Finance; Treasurer, and
Chief Financial Officer
Coltec Industries Inc
J. Bradford Mooney, Jr.
Oceanography Consultant
(Retired) Rear Admiral, U.S. Navy
Professor Joel Moses
Provost
Massachusetts Institute of Technology
Joseph R. Coppola
Chairman, President and
Chief Executive Officer

Giddings & Lewis, Inc.
bottom row, left to right
John W. Guffey, Jr.
Chairman, President and
Chief Executive Officer
Coltec Industries Inc
David I. Margolis
(Retired) Former Chairman and
Chief Executive Officer
Coltec Industries Inc
Richard A. Stuckey
Economic Consultant
(Retired) Chief Economist of
E.I. du Pont de Nemours & Co.

Officers
John W. Guffey, Jr.
Chairman, President and
Chief Executive Officer
Laurence H. Polsky
Executive Vice President,
Administration
Paul G. Schoen
Executive Vice President,
Finance; Treasurer, and
Chief Financial Officer

John M. Cybulski
Senior Vice President,
Aerospace
Richard L. Dashnaw
Senior Vice President,
Group Operations
Robert J. Tubbs
Senior Vice President,
General Counsel and
Secretary
Transfer Agent and Registrar
Chemical Mellon Shareholder
Services, L.L.C.
Auditors
Arthur Andersen LLP
Executive Offices
430 Park Avenue
New York, NY 10022-3597
(212) 940-0400


Affirmative Action
In striving to develop and maintain an effective work force, the company provides employment, training and advancement opportunities without regard to race, color, religion, sex, age, national origin or disability. The company's affirmative action program covers the employment of minorities, women, disabled persons, Vietnam veterans or special disabled veterans.

Domestic Operations
Aerospace/Government
Chandler Evans Control Systems
Charter Oak Boulevard
P.O. Box 330651
West Hartford, CT 06133-0651
860/236-0651


Delavan Gas Turbine Products
P.O. Box 65100
811 Fourth Street
West Des Moines, IA 50265-0100
515/274-1561



Fairbanks Morse Engine
701 White Avenue
Beloit, WI 53511
608/364-4411
Lewis Engineering
238 Water Street
Naugatuck, CT 06770-0231
203/597-6900





Menasco Aerosystems
4000 South Highway 157
Euless, TX 76040-7012
817/283-4471
Walbar Inc
Peabody Industrial Center
Fifth Street
Peabody, MA 01960-3369
508/532-2350

Automotive
Farnam Sealing Systems
650 Stephenson Highway
Troy, MI 48083
810/588-0044


Holley Automotive
11955 East Nine Mile Road

Warren, MI 48089-2003
810/497-4000
Holley Performance Products
1801 Russellville Road
P.O. Box 10360
Bowling Green, KY 42102-7360
502/782-2900



Performance Friction Products
Rt. 3, Box 168
Highway 349
P.O. Box 8326
Longview, TX 75607
903/643-7991


Stemco Truck Products
300 East Industrial Boulevard
P.O. Box 1989
Longview, TX 75606-1989
903/758-9981
Industrial
Delavan Commercial Products
20 Delavan Drive
Lexington, TN 38351
901/968-8152
FMD Electronics
6402 Rockton Road
Roscoe, IL 61073
815/389-3660
France Compressor Products
104 Pheasant Run
Newtown, PA 18940
215/968-5959



Garlock Bearings
700 Mid Atlantic Parkway
Thorofare, NJ 08086
609/848-3200
Garlock Mechanical Packing
1666 Division Street
Palmyra, NY 14522
315/597-4811
Plastomer Products
23 Friends Lane

Newtown, PA 18940
215/968-5011


Garlock Valves & Industrial Plastics
602 North 10th Street
P.O. Box 648
Camden, NJ 08101-0648
609/964-0370
Haber Tool
12850 Inkster Road
Detroit, MI 48239
313/255-1750
Ortman Fluid Power
19 143rd Street
Hammond, IN 46327
219/931-1710


Quincy Compressor
3501 Wismann Lane
P.O. Box C2
Quincy, IL 62301-1257
217/222-7700
Sterling Die
13811 Enterprise Avenue
Cleveland, OH 44135-5196
216/267-1300
International Facilities of Domestic OperationsColtec Aerospace Canada Ltd Menasco Aerospace
1400 South Service Road West
Oakville, Ontario, Canada
L6L 5Y7
905/827-7777
Coltec Aerospace Canada Ltd
Menasco Aviation Services
5415 North Service Road
Burlington, Ontario, Canada
L7L 5H7
905/319-3006
Coltec Aerospace Canada Ltd
Walbar Canada
1865 Sharlyn Road
Mississauga, Ontario, Canada
L4X 1R2
905/602-1810
Delavan Ltd
Gorsey Lane
Widnes
Cheshire WA8 ORJ

England
44-151-424-6821
Garlock of Canada Ltd
France Compressor Products
P.O. Box 636
124 Shaver Street
Brantford, Ontario
Canada
N3T 5P9
519/753-8671

Garlock of Canada Ltd
Mechanical Packing
2860 Plymouth Drive
Oakville, Ontario
Canada
L6H 5S8
905/829-3200
Garlock of Canada Ltd
Mechanical Packing
4100 Rue Garlock
Sherbrooke, Quebec
Canada
J1L 1W5
819/563-8080
Garlock of Canada Ltd
Stemco Truck Products
400 Trader's Boulevard East
Mississauga, Ontario
Canada
L4Z 1W7
905/890-1900
Garlock GmbH
France Compressor Products
Hans Boecklerstrasse 32
6080 Gross Gerau
64502 Neuss

Germany
49-6152-93160
Garlock GmbH
Mechanical Packing
Postfach 21 04 64
41430 Neuss
Germany
49-2131-3490
Garlock GmbH
Valves & Industrial Plastics
Gescheftsbereich Armaturen
Postfach 10 05 49
41405 Neuss
Germany
49-2131-31080

Garlock (Great Britain) Limited
France Compressor Products
Imperial Court - Unit 1
Magellan Close
Andover
Hants SP 10 5NT
England
44-1264-357421
Garlock (Great Britain) Limited
Mechanical Packing
Unit 5
Pipers Court, Berkshire Drive
Thatcham, Newbury
Berkshire RG13 4ER
England
44-1635-871778
Garlock (Great Britain) Limited
Stemco Truck Products
Hambridge Road
Newbury
Berkshire RG14 5TG
England
44-1635-38668
Louis Mulas Sucs., S.A. de C.V.
Mechanical Packing
Apartado Postal 15-111
Poniente 116, No. 571
Colonia Industrial Vallejo
Delegacion Azcapotzalco
02300 Mexico, D.F.
525/567-5600
Garlock de Mexico, S.A. de C.V.
Mechanical Packing Division
Apartado Postal 15-103
Poniente 116, No.571
Colonia Industrial Vallejo
Delegacion Azcapotzalco
02300 Mexico, D.F.
525/567-7011

Garlock Pty. Ltd
Mechanical Packing
10 Willis Street
P.O. Box 54
Arncliffe, N.S.W. 2205
Australia
61-2-597-4422

Holley Automotive
Group Limited
Unit 2230
Kettering Parkway
Kettering Venture Park
North Hamptonshire NN156XP
United Kingdom
44- 1536-534500
Holley Automotive Systems GmbH
Scheffelstrasse 73
Falkenweg 1
41468 Neuss
Germany
49-2131-3490
Liard S.A.
France Compressor Products
Route Nationale 49
BP 69-F-59570 Bavay Cedex
France
33-2763-1664
Liard S.A.
Stemco Truck Products
Z1 La Petite Montagne
SUD
1 Allee du Dauphine
91018 Evry Cedex
France
33-1-6086-9717