Form 10-K405, Exhibit 13
period 1996-12-31
COLTEC INDUSTRIES INC
filed 1997-03-25
CIK 201493

--------------------------------------------------------------------------------
SELECTED CONSOLIDATED FINANCIAL DATA                       Coltec Industries Inc
--------------------------------------------------------------------------------

The following table sets forth selected consolidated financial data of Coltec Industries Inc and subsidiaries (the Company) for the five years ended December 31, 1996:

                                                                   Years Ended December 31,
(Dollars in millions, except per share data)      1996          1995         1994          1993          1992
                                               -------------------------------------------------------------------
STATEMENT OF EARNINGS DATA
Net sales                                      $   1,159.7   $  1,099.6   $   1,000.2   $   1,061.4   $   1,136.5
                                               -------------------------------------------------------------------
Operating income(a)                                  157.6        142.0         165.2         148.5         198.1
Interest expense, net                                 74.9         89.9          89.5         110.2         135.8
Income taxes                                          28.1         17.6          27.2          13.7          24.7
                                               -------------------------------------------------------------------
Earnings from continuing operations
   before extraordinary item(a)                       54.6         34.5          48.5          24.6          37.6
Discontinued operations(b)                            57.1         36.7          45.5          40.6          27.1
Extraordinary item(c)                                (30.6)         (.3)         (1.5)        (17.8)       (106.9)
                                               -------------------------------------------------------------------
Net earnings (loss)                            $      81.1   $     70.9   $      92.5   $      47.4   $     (42.2)
                                               ==================================================================
Earnings per common share:
   Before extraordinary item                   $        .79  $       .49  $        .70  $        .35  $        .64
   Discontinued operations                              .82          .53           .65           .59           .47
   Extraordinary item                                  (.44)       --             (.02)         (.26)        (1.83)
                                               -------------------------------------------------------------------
   Net earnings (loss)                         $       1.17  $      1.02  $       1.33  $        .68  $       (.72)
                                               ==================================================================
Ratio of earnings to fixed charges(d)                  2.1          1.6           1.8           1.3           1.5
                                               ==================================================================
BALANCE SHEET DATA
   (AT END OF PERIOD)

Working capital                                $     215.6   $    208.9   $     189.6   $     163.1   $      95.3
Total assets                                         839.4        894.5         847.5         796.5         817.9
Total debt                                           720.3        945.8         970.1       1,033.6       1,122.1
Shareholders' equity                                (417.0)      (453.8)       (525.6)       (625.5)       (666.6)
                                               ==================================================================

OTHER OPERATING DATA

Operating margin(a)                                   13.6%        12.9%         16.5%         14.0%         17.4%
Cash provided by operating activities          $      49.5   $     91.0   $      98.2   $     105.2   $     119.9
Capital expenditures                                  44.6         42.5          38.2          38.6          25.0
Depreciation of property, plant and equipment         27.0         26.8          25.3          28.3          30.3

Order backlog (at end of period)                     678.3        657.1         594.2         598.6         651.8
                                               ==================================================================
Number of employees (at end of period)               8,153        8,213         8,387         8,449         9,258
                                               ==================================================================

(a) Operating income for 1996 included a charge of $14.2 million related to the bankruptcy of a major aerospace customer (Fokker).

     Operating income for 1995 included a special charge of $27.0 million primarily to cover the costs of closing the Walbar compressor blade facility in Canada. The charge also covered selected workforce reductions throughout the Company.

     Operating income for 1993 included a special charge of $25.2 million to cover the cost of consolidation and rearrangement of certain manufacturing facilities and related workforce reductions primarily in the Aerospace Segment.

(b)  See note 2 to consolidated financial statements.

(c) See note 3 to consolidated financial statements. The 1992 charge relates to a recapitalization.

(d) For purposes of calculating the ratio of earnings to fixed charges, earnings are determined by adding fixed charges (excluding capitalized interest) and income taxes to earnings from continuing operations before extraordinary item. Fixed charges consist of interest expense, capitalized interest and that portion of rental expense deemed to be representative of the interest factor.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS                       Coltec Industries Inc
--------------------------------------------------------------------------------

FINANCIAL REVIEW

The financial review that follows is based on continuing operations excluding the impact of the discontinued operations discussed in note 2 to consolidated financial statements and the resultant two operating segments, Aerospace and Industrial. Prior year information has been restated to reflect the discontinued operations and the Company's two realigned operating segments (see Industry Segment Information).

     The following discussion of operating results has been structured to provide an analysis from the perspective of the Company as a whole, followed by a more detailed analysis for each operating segment.

RESULTS OF OPERATIONS - 1996 COMPARED TO 1995


Company Review

Net sales for 1996 increased 5.5% to $1.16 billion from $1.10 billion in 1995 primarily driven by increases in the Aerospace Segment. Gross profit decreased to $348.6 million in 1996 from $355.4 million in 1995. The decline in gross profit margin for 1996 to 30.1% from 32.3% in 1995 stemmed from the impact of the bankruptcy of a major aerospace customer (Fokker) and increased spending related to asbestos (see note 14 to consolidated financial statements). Selling and administrative expenses totaled $191.0 million, or 16.5% of sales (15.9% excluding the Fokker impact), in 1996 compared to $186.4 million, or 17.0% of sales, in 1995.

     Operating income amounted to $157.6 million in 1996 compared to $142.0 million for 1995. These amounts include the effect of the $14.2 million charge in 1996 related to the bankruptcy of Fokker and the 1995 special charge of $27.0 million. Operating margin for 1996 was 13.6% (14.8% excluding the effect of the charge related to Fokker) and for 1995 was 12.9% (15.4% excluding the special charge). The margin decrease to 14.8% from 15.4% related to the same reasons as those stated to explain the decrease in overall gross profit margin (excluding Fokker).

     Interest expense decreased 16.7% from $89.9 million in 1995 to $74.9 million in 1996, a direct result of applying a substantial portion of the proceeds from the second quarter sale of the Company's automotive original equipment (OE) components operations to debt reduction. The Company also benefited from the January 1996 redemption of $46.4 million of 11-1/4% debentures which was funded with lower-cost, variable-rate bank debt.

     The effective tax rate was 34.0% in 1996 versus 33.8% in 1995.

     The results of discontinued operations reflect the aforementioned second quarter sale of the automotive OE components operations as well as the fourth quarter sale of Farnam Sealing Systems. Note 2 to consolidated financial statements describes these transactions.

     The 1996 extraordinary charge of $30.6 million relates to the refinancing of high-cost, fixed-rate debt with lower-cost, variable-rate bank debt. In January and December 1996, the Company redeemed $605.8 million of such high-cost debt.

     As a result of the foregoing, net earnings were $81.1 million, or $1.17 per share, in 1996 while 1995 net earnings amounted to $70.9 million, or $1.02 per share. 1996 earnings from continuing operations were $54.6 million, or $0.79 per share, compared to 1995 earnings from continuing operations of $34.5 million, or $0.49 per share. The 1996 charge related to Fokker impacted net earnings by $0.13 per share while the 1995 special charge affected net earnings by $0.25 per share. The aforementioned reduction in interest expense increased earnings by $0.14 per share in 1996.

Segment Review - Aerospace

Sales in 1996 for the Aerospace Segment aggregated $433.5 million, a 14.6% increase over 1995 sales of $378.3 million. At Menasco, deliveries doubled in 1996 (41 versus 20) for shipsets of landing gear systems for the Boeing 777 while shipset deliveries for the McDonnell Douglas MD-80 increased more than 50%. This more than offset the lost business for

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)           Coltec Industries Inc
--------------------------------------------------------------------------------

the F-70 and F-100 programs due to the bankruptcy of Fokker. Sales for Walbar increased significantly due to a change in the billing practices for consigned inventory at its Arizona facility, although profitability levels were not affected. Sales in 1996 for the other aerospace businesses increased due to higher sales volumes resulting from the continued strength of the commercial and regional airline markets as well as higher selling prices for certain products and new product sales.

     Operating income for the Aerospace Segment increased 18.0% to $65.8 million in 1996 from $55.8 million in 1995, excluding the 1996 charge for the Fokker bankruptcy and the 1995 special charge. Excluding such charges, the Segment's operating margin for 1996 was 15.2% versus 14.7% in 1995. Contributing to this increase was the significant improvement in 1996 operating results of Walbar's Canadian operations due to the closing of the compressor blade facility as well as to higher margins that were obtained for its turbine blade business. The increase was also driven by higher sales volumes and improved margins for the other engine components businesses. At Menasco, operating results were flat compared to 1995 with the improvement from the Boeing 777 and MD-80 programs offsetting the loss of the Fokker business. Menasco was also impacted by a less favorable mix of landing gear systems for certain commercial airline programs.

Segment Review - Industrial

Industrial Segment sales increased slightly to $726.9 million in 1996 from $722.6 million in 1995. During 1996, Garlock Sealing Technologies (Garlock) realized the full year benefit of its December 1995 acquisition of certain assets of Furon Company's metallic gasket business. Garlock's sales were also favorably impacted by continued volume increases for KLOZURE oil seals, cut gaskets and GYLON gasketing products. Moderate sales increases were registered by the Holley Performance Products (Holley) and France Compressor Products (France Compressor) Divisions. Fairbanks Morse Engine (FM Engine) Division sales were unfavorably affected by lower shipments of commercial, government and Alco engines due to the effects of a ten-week strike. The Stemco Division also experienced a downturn in sales due to lower trailer production levels.

     Operating income for the Industrial Segment was essentially unchanged at $147.1 million in 1996 compared to $146.6 million in 1995. The Segment's operating margin for 1996 was 20.2% compared to 20.3% in 1995. Operating income increased for Garlock, Holley and France Compressor primarily due to higher sales volumes. The negative impact of the strike at FM Engine was offset by the gain on the sale of Stemco's truck exhaust business (see note 2 to consolidated financial statements).


RESULTS OF OPERATIONS - 1995 COMPARED TO 1994

Company Review

Net sales for 1995 increased 9.9% to $1.10 billion from $1.0 billion in 1994 due to increases in both the Aerospace and Industrial Segments. Gross profit increased to $355.4 million in 1995 from $351.9 million in 1994. The gross profit margin for 1995 was 32.3% compared to 35.2% in 1994. Margins decreased for both the Aerospace and Industrial Segments with 1995 results being impacted by higher material cost and depreciation expense, increased spending for new product development and competitive pressures limiting price increases. Selling and administrative expenses totaled $186.4 million, or 17.0% of sales, in 1995 versus $186.7 million, or 18.7% of sales in 1994.

     In the third quarter of 1995, the Company recorded a special charge of $27.0 million, primarily to cover the costs of closing the Walbar compressor blade facility in Canada. The facility was closed during 1996. The special charge included $9.1 million for the cancellation of contractual obligations resulting from the decision to close the Walbar facility, $7.8 million for asset writedowns, $5.1 million for severance and employee-related costs and $5.0 million for other costs necessary to implement the shutdown of

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)           Coltec Industries Inc
--------------------------------------------------------------------------------

the Walbar facility. The charge also covered selected workforce reductions throughout the Company. See note 4 to consolidated financial statements.

     Operating income totaled $142.0 million in 1995 compared to $165.2 million in 1994, with 1995 reflecting the $27.0 million special charge. Operating margin for 1995 was 12.9% (15.4% excluding the special charge) and for 1994 was 16.5%. The margin decrease to 15.4% related to the same reasons as those stated to explain the decrease in overall gross profit margin although savings achieved through cost reduction efforts helped to minimize such decrease.

     Interest expense increased slightly in 1995 due to higher interest rates which was offset in part by a net repayment of debt.

     The effective tax rate was 33.8% in 1995 compared to 36.0% in 1994 as 1995 benefited from the utilization of certain tax credits.

     The results of discontinued operations reflect the 1996 sale of the automotive OE components operations described in note 2 to consolidated financial statements.

     As a result of the foregoing, net earnings were $70.9 million, or $1.02 per share, in 1995 while 1994 net earnings amounted to $92.5 million, or $1.33 per share. 1995 earnings from continuing operations were $34.5 million, or $0.49 per share, compared to 1994 earnings from continuing operations of $48.4 million, or

$0.70 per share. The 1995 special charge affected earnings by $0.25 per share.

Segment Review - Aerospace

Sales in 1995 for the Aerospace Segment aggregated $378.3 million, an 11.5% increase over 1994 sales of $339.2 million. At Menasco, sales were higher on increased shipments of landing gear systems for the Boeing 777 (20 shipsets versus 13 shipsets), Fokker 70 and 100, and McDonnell Douglas MD-80 aircraft; and flight controls for the Fokker 100 and Canadair RJ aircraft. Walbar and Delavan Gas Turbine Products realized significant sales increases primarily due to a more favorable economic environment for commercial and regional airlines. A majority of the Company's other aerospace businesses also had their 1995 sales increase due to higher sales volumes resulting from the strengthening conditions in the aerospace industry as well as higher selling prices for certain products.

     Operating income for the Aerospace Segment increased 9.4% to $55.8 million in 1995 from $51.0 million in 1994, excluding the 1995 special charge. Excluding that charge, the Segment's operating margin for 1995 was 14.7% compared to 15.0% in 1994. The increase in operating income was due to higher sales volumes which were directly related to the increasing strength in the aerospace industry.

Segment Review - Industrial

Sales for the Industrial Segment increased 9.1% to $722.6 million in 1995 from $662.7 million in 1994. At Garlock, sales were higher on improved pricing and increased demand in the U.S. market for KLOZURE oil seals, cut gaskets and GYLON gasketing products. Also contributing to the division's sales improvement was higher international sales. In December 1995, Garlock acquired certain assets of Furon Company's metallic gasket business, which manufactures gaskets for high-temperature applications. FM Engine reported higher shipments of engines for certain U.S. Navy programs and began deliveries in 1995 of Alco engines, a business acquired in 1994. Quincy Compressor reported record sales in 1995 from strong demand for rotary screw air compressors and from the increased level of compressor parts and accessories business. A majority of the Segment's other divisions reported solid sales increases reflecting improved economic conditions for the markets they serve.

     Operating income for the Industrial Segment increased to $146.6 million in 1995 from $145.4 million in 1994. The Segment's operating margin for 1995 was 20.3% compared to 21.9% in 1994. The higher operating results in this Segment were driven by a strong domestic industrial economy and new product introductions. A majority of the Segment's operations realized increased operating income primarily due to higher sales volumes. Operating margin was impacted by higher than expected start-up costs on the Alco engine product line at FM Engine.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)           Coltec Industries Inc
--------------------------------------------------------------------------------


INDUSTRY SEGMENT INFORMATION

In conjunction with the divestitures of the automotive OE components operations during 1996 (see note 2 to consolidated financial statements), the Company was realigned into two operating segments. Following are the major products in each industry segment:

     Aerospace: Menasco landing gear and flight control actuation systems; Walbar blades, vanes and discs for jet and other gas turbine engines; Chandler Evans fuel pumps and control systems; Delavan gas turbine products; Lewis Engineering cockpit instrumentation and sensors.

     Industrial: Garlock seals, gaskets, packings, bearings, valves and tape; Quincy air compressors; Delavan spray nozzles; France compressor products; Fairbanks Morse large diesel and dual-fuel engines; Haber and Sterling dies; Holley Performance aftermarket automotive products; Ortman Fluid Power cylinders.

     The following table shows financial information by industry segment for the five years ended December 31, 1996 (see note 15 to consolidated financial statements):

                                                 Years Ended December 31,
(Dollars in millions)              1996        1995        1994        1993        1992
-------------------------------------------------------------------------------------------
Net sales:
  Aerospace                    $   433.5   $   378.3   $    339.2   $    356.9   $    410.2
  Industrial                       726.9       722.6        662.7        705.4        727.7
  Intersegment elimination(a)        (.7)       (1.3)        (1.7)         (.9)        (1.4)
-------------------------------------------------------------------------------------------
   Total                       $ 1,159.7   $ 1,099.6   $  1,000.2   $  1,061.4   $  1,136.5
===========================================================================================
Operating income:(b)
  Aerospace                    $    51.6   $    32.4   $     51.0   $     44.5   $     77.8
  Industrial                       147.1       146.6        145.4        135.6        146.0
-------------------------------------------------------------------------------------------
  Total segments                   198.7       179.0        196.4        180.1        223.8
  Corporate unallocated(c)         (41.1)      (37.0)       (31.2)       (31.6)       (25.7)
-------------------------------------------------------------------------------------------
   Total                       $   157.6   $   142.0   $    165.2   $    148.5   $    198.1
===========================================================================================
Operating margin:(b)
  Aerospace                         11.9%        8.6%        15.0%        12.5%        19.0%
  Industrial                        20.2        20.3         21.9         19.2         20.1
-------------------------------------------------------------------------------------------
   Total                            13.6%       12.9%        16.5%        14.0%        17.4%
===========================================================================================
Return on total assets:(b)(d)
  Aerospace                         12.4%        8.3%        14.3%        12.7%        21.7%
  Industrial                        51.2        49.1         53.3         49.8         56.8
-------------------------------------------------------------------------------------------

   Total                            18.8%       15.9%        19.5%        18.6%        24.2%
===========================================================================================
Backlog:(e)
  Aerospace                    $   560.7   $   538.0   $    445.7   $    475.1   $    518.0
  Industrial                       117.8       119.5        148.5        124.0        133.9
  Intersegment elimination           (.2)        (.4)        --            (.5)         (.1)
-------------------------------------------------------------------------------------------
   Total                       $   678.3   $   657.1   $    594.2   $    598.6   $    651.8
===========================================================================================

(a) Reflects elimination of intercompany sales between divisions in different segments.

(b) Operating income for 1996 included a charge of $14.2 million related to the bankruptcy of a major aerospace customer (Fokker). Excluding this charge, operating income, operating margin and return on total assets for 1996 would have been $65.8 million, 15.2% and 18.1%, respectively, for Aerospace and $171.8 million, 15.9% and 22.0%, respectively, for the Company.

     Operating income for 1995 included a special charge of $27.0 million as follows: $23.4 million in the Aerospace Segment and $3.6 million in Corporate Unallocated. Excluding the special charge, operating income, operating margin and return on total assets for 1995 would have been $55.8 million, 14.7% and 13.4%, respectively, for Aerospace.

     Operating income for 1993 included a special charge of $25.2 million as follows: $17.2 million in the Aerospace Segment and $8.0 million in the Industrial Segment. Excluding the special charge, operating income, operating margin and return on total assets for 1993 would have been $61.7 million, 17.3% and 17.6%, respectively, for Aerospace, and $143.6 million, 20.4% and 52.7%, respectively, for Industrial.

(c) Represents corporate selling and administrative expense, including other income and expense, that is not allocable to individual industry segments.

(d) Return on total assets is calculated for each segment by dividing segment operating income by segment total assets at December 31, and for total Company by dividing total Company operating income by total assets at December 31.

(e) Of the $678.3 million backlog at December 31, 1996, $218.1 million was scheduled to be shipped after 1997.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

The Company generated cash from operations of $49.5 million in 1996 compared to $91.0 million in 1995. Operating cash flows in 1996 were impacted by approximately $60 million due to the following nonrecurring items: increased accounts receivable prior to the sale of the automotive OE components operations as well as income taxes paid related to this divestiture, payments of liabilities of discontinued operations and an overpayment of income taxes. Asbestos-related receivables also increased by $15.8 million. Partially offsetting these items was a slight decrease in inventories, reversing a trend of the prior two years in which inventory was built up in response to the start-up of certain aircraft and engine programs. The deferred tax increase in 1996 related to net capital transactions. Working capital at December 31, 1996 of $215.6 million was $6.7 million higher than year-end 1995. The 1996 current ratio of current assets to current liabilities was 1.99 compared to 1.87 in 1995. Cash and cash equivalents increased to $15.0 million in 1996 from $4.0 million in 1995.

     Net cash provided by investing activities of $284.6 million in 1996 was comprised of proceeds from divestitures amounting to $329.1 million (note 2 to consolidated financial statements describes these transactions) with capital expenditures totaling $44.6 million. In 1995, investing activities used cash of $66.8 million principally for capital expenditures and two acquisitions.

     Financing activities in 1996 used cash of $323.0 million. A substantial portion of the proceeds from the second quarter sale of the Company's automotive OE components operations was applied to debt reduction. During 1996, the Company refinanced $617.0 million of high-cost, fixed-rate debt with lower-cost, variable-rate bank debt. The Company also purchased treasury stock at a cost of $46.4 million.

Capital Expenditures

Capital expenditures were $44.6 million in 1996 compared to $42.5 million in 1995 and $38.2 million in 1994, as the Company continues to invest in capital improvements to increase efficiency, reduce costs, pursue new opportunities, expand production capacity and improve facilities. The level of capital expenditures has and will vary from year to year, affected by the timing of capital spending for production equipment for new products, periodic plant and facility expansion as well as cost reduction and labor efficiency programs. Capital expenditures during 1996 included amounts for the initial construction and equipment purchases for significant production expansions at Menasco's original equipment facilities with completion scheduled for 1997. The Company estimates capital expenditures for 1997 to approximate $75.0 million, including amounts for equipment purchases related to capacity expansions and upgrades.

Environmental Matters

The Company's operations are subject to extensive laws and regulations governing air emissions, wastewater discharges and solid and hazardous waste management activities. The Company takes a proactive approach in addressing the applicability of these laws and regulations as they relate to its manufacturing operations and in proposing and implementing any remedial plans that may be necessary. The Company has identified certain situations that will require future capital and non-capital expenditures to maintain or improve compliance with current environmental laws and regulations. The majority of the identified situations relate to remediation projects at former operating sites that have been sold or closed and primarily deal with soil and groundwater remediation.


     The Company has been notified that it is among Potentially Responsible Parties under federal environmental laws, or similar state laws, relative to the costs of investigating and in some cases remediating contamination by hazardous materials at several sites. Such laws impose joint and several liability for the costs of investigating and remediating properties contaminated by hazardous materials. Liability for these costs can be imposed on present and former owners or operators of the properties or on parties who generated the wastes that contributed to the contamination.

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)           Coltec Industries Inc
--------------------------------------------------------------------------------

     The Company's policy is to accrue environmental remediation costs when it is both probable that a liability has been incurred and the amount can be reasonably estimated. While it is often difficult to reasonably quantify future environmental-related expenditures, the Company currently estimates its future non-capital expenditures related to environmental matters to range between $23.0 million and $48.0 million. In connection with these expenditures, the Company had accrued $35.0 million at December 31, 1996 representing management's best estimate of probable non-capital environmental expenditures. These non-capital expenditures are estimated to be incurred over the next 10 to 20 years. In addition, capital expenditures aggregating $5.0 million may be required during the next two years related to environmental matters. Although the Company is pursuing insurance recovery in connection with certain of these matters, no receivable has been recorded with respect to any potential recovery of costs in connection with any environmental matter. During 1996, costs associated with environmental remediation and ongoing assessment were not significant. See notes 1 and 14 to consolidated financial statements.

     The measurement of liability is based on an evaluation of currently available facts with respect to each individual situation and takes into consideration factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. As assessments and remediation progress at individual sites, these liabilities are reviewed periodically and adjusted to reflect additional technical and legal information which becomes available.

     The Company believes it is either in material compliance with all currently applicable regulations or is operating in accordance with the appropriate variances and compliance schedules or similar arrangements.

     Actual costs to be incurred for identified situations in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures due to unknown conditions, changing government regulations and legal standards regarding liability and evolving related technologies. Subject to the imprecision in estimating future environmental costs, the Company believes that compliance with current laws and regulations will not require significant capital expenditures or have a material adverse effect on its consolidated results of operations or financial position.

Asbestos Litigation

The Company and certain of its subsidiaries are defendants in various lawsuits involving asbestos-containing products. See note 14 to consolidated financial statements for information on asbestos litigation.

Other Commitments

Liabilities of discontinued operations at December 31, 1996 of $185.0 million relate to contingent contractual obligations, environmental matters, reserves for postretirement benefits and other future estimated costs for various discontinued operations. The Company expects future cash payments will extend at least over the next five to ten years.

     At December 31, 1996, the Company estimates that expenditures over the next three years for the cost of modifying existing software for the Year 2000 date transition will have an immaterial impact on consolidated operating results.

Financial Resources

At December 31, 1996, total debt was $720.3 million compared with $945.8 million at year-end 1995. In December 1996, the Company amended its existing credit facility increasing the total commitment to $850.0 million from $465.0 million and extending the maturity date to December 15, 2001. The additional commitment was used to redeem substantially all of the Company's outstanding high-cost, fixed-rate debt. The amended credit facility also provides for a maximum issuance of $125.0 million for letters of credit and reductions in the total commitment of $75.0 million and $100.0 million at December 15, 1999 and 2000, respectively. At December 15, 1996, $658.0 million of borrowings and $45.2 million of letters of credit were outstanding under the credit facility, leaving availability of $146.8 million. The Company's financing agreements contain normal financial and restrictive covenants. The Company believes that internally generated funds and borrowings available under its credit facility will be sufficient to meet its foreseeable working capital, capital expenditure and debt service requirements.

     Subsequent to year-end, the Company entered into interest rate swaps to reduce (hedge) the impact of interest rate changes for variable-rate borrowings under its credit facility. The agreements include an aggregate notional amount of $265.0 million, fixed interest rates ranging from 5.78% to 6.40% and maturity dates ranging from January 1999 to February 2002.

QUARTERLY FINANCIAL DATA

The following table sets forth unaudited quarterly financial data for the years ended 1996 and 1995:


                                                              Quarter
(In thousands, except per share data)          1st        2nd        3rd         4th
---------------------------------------------------------------------------------------
1996
Net sales                                   $ 281,198   $293,015  $ 287,216   $ 298,262
---------------------------------------------------------------------------------------
Gross profit                                   73,182     93,654     85,858      95,874
---------------------------------------------------------------------------------------
Operating income                               21,331     44,888     42,140      49,216
---------------------------------------------------------------------------------------
Earnings from continuing operations before
  extraordinary item                              127     16,217     16,562      21,664
Discontinued operations(a)                      7,649     43,507      1,509       4,518
Extraordinary item(b)                          (1,822)        --        (59)    (28,733)
---------------------------------------------------------------------------------------
Net earnings                                $   5,954   $ 59,724  $  18,012   $  (2,551)
=======================================================================================
Earnings per common share
  Before extraordinary item                        $-   $    .23  $     .24   $     .32
  Discontinued operations                         .11        .63        .02         .06
  Extraordinary item                             (.02)        --         --        (.42)
---------------------------------------------------------------------------------------
  Net earnings                              $     .09   $    .86  $     .26   $    (.04)
=======================================================================================
1995
Net sales                                   $ 273,306   $287,330  $ 265,519   $ 273,469
---------------------------------------------------------------------------------------
Gross profit                                   90,252     94,559     87,913      82,699
---------------------------------------------------------------------------------------
Operating income                               42,140     46,657     13,529      39,697
---------------------------------------------------------------------------------------
Earnings from continuing operations before
   extraordinary item                          12,960     15,059     (5,803)     12,305
Discontinued operations(a)                     10,526      9,010      7,607       9,496
Extraordinary item(b)                             (82)        --         --        (172)
---------------------------------------------------------------------------------------
Net earnings                                $  23,404   $ 24,069  $   1,804   $  21,629
=======================================================================================
Earnings per common share
  Before extraordinary item                 $     .18   $    .22  $    (.08)  $     .17
  Discontinued operations                         .15        .13        .11         .14
  Extraordinary item                               --         --         --          --
---------------------------------------------------------------------------------------
  Net earnings                              $     .33   $    .35  $     .03   $     .31
=======================================================================================

(a)  See note 2 to consolidated financial statements.

(b)  See note 3 to consolidated financial statements.



                                       29

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF EARNINGS                        Coltec Industries Inc
--------------------------------------------------------------------------------


                                                      Years Ended December 31,
(In thousands, except per share data)           1996          1995          1994
                                            ---------------------------------------
Net sales                                   $ 1,159,691   $ 1,099,624   $ 1,000,218
Cost of sales                                   811,123       744,201       648,337
                                            ---------------------------------------
Gross profit                                    348,568       355,423       351,881
Selling and administrative                      190,993       186,401       186,712
Special charge                                       --        27,000            --
                                            ---------------------------------------
Operating income                                157,575       142,022       165,169
Interest expense, net                            74,894        89,886        89,472
                                            ---------------------------------------
Earnings from continuing operations before
   income taxes and extraordinary item           82,681        52,136        75,697
Income taxes                                     28,111        17,615        27,251
                                            ---------------------------------------
Earnings from continuing operations
   before extraordinary item                     54,570        34,521        48,446
                                            ---------------------------------------
Discontinued operations (net of tax)
   Income from operations                        19,252        36,639        45,543
Gain on sale                                     37,931            --            --
                                            ---------------------------------------
      Total discontinued operations              57,183        36,639        45,543
                                            ---------------------------------------
Extraordinary item (net of tax)                 (30,614)         (254)       (1,472)
                                            ---------------------------------------
Net earnings                                $    81,139   $    70,906   $    92,517
                                            =======================================
Earnings per common share
   Before extraordinary item                $       .79   $       .49   $       .70
                                            ---------------------------------------
   Discontinued operations
      Income from operations                        .28           .53           .65
      Gain on sale                                  .54            --            --
                                            ---------------------------------------
         Total discontinued operations              .82           .53           .65
                                            ---------------------------------------
   Extraordinary item                              (.44)           --          (.02)
                                            ---------------------------------------
   Net earnings                             $      1.17   $      1.02   $      1.33
                                            ---------------------------------------

Average common shares                            69,376        69,839        69,815
                                            =======================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS                                Coltec Industries Inc
--------------------------------------------------------------------------------

                                                                                        December 31,
(In thousands, except share data)                                                   1996          1995
                                                                                 -------------------------
ASSETS
Current assets
   Cash and cash equivalents                                                     $    15,029   $     3,971
   Accounts and notes receivable, net of allowance
   of $2,007 in 1996 and $4,174 in 1995                                              190,325       192,011
   Inventory, net                                                                    204,198       229,436
   Deferred income taxes                                                              10,524        13,902
   Other current assets                                                               12,769        10,174
                                                                                 -------------------------
      Total current assets                                                           432,845       449,494
Property, plant and equipment, net                                                   214,790       230,473
Costs in excess of net assets acquired, net                                          132,872       140,811
Other assets                                                                          58,869        73,724
                                                                                 -------------------------
                                                                                 $   839,376   $   894,502
                                                                                 =========================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Current portion of long-term debt                                             $     2,528   $       226
   Accounts payable                                                                   55,410        72,735
   Accrued expenses                                                                  145,104       164,617
   Current portion of liabilities of discontinued operations                          14,229         3,000
                                                                                 -------------------------
      Total current liabilities                                                      217,271       240,578
Long-term debt                                                                       717,722       945,606
Deferred income taxes                                                                 50,646        14,878
Other liabilities                                                                    100,004       120,670
Liabilities of discontinued operations                                               170,740        26,532
Commitments and contingencies
Shareholders' equity
   Preferred stock - $.01 par value, 2,500,000 shares authorized,
      issued and outstanding - none                                                       --            --
   Common stock - $.01 par value, 100,000,000 shares authorized, 70,398,661 and 70,077,350 shares issued at December 31, 1996 and 1995, respectively
      (excluding 25,000,000 shares held by a wholly-owned subsidiary)                    704           701
   Capital surplus                                                                   643,221       639,419
   Retained deficit                                                               (1,006,903)   (1,088,042)
   Unearned compensation                                                              (2,136)       (2,408)
   Minimum pension liability                                                          (3,200)           --
   Foreign currency translation adjustments                                           (1,151)       (1,816)
                                                                                 -------------------------
                                                                                    (369,465)     (452,146)
   Less cost of 3,182,822 and 100,346 shares of common stock in treasury
     at December 31, 1996 and 1995, respectively                                     (47,542)       (1,616)
                                                                                 -------------------------
                                                                                    (417,007)     (453,762)
                                                                                 -------------------------
                                                                                 $   839,376   $   894,502
                                                                                 =========================

The accompanying notes to consolidated financial statements are an integral part of these statements.

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS                      Coltec Industries Inc
--------------------------------------------------------------------------------

                                                                                  Years Ended December 31,
(In thousands)                                                                  1996       1995        1994
                                                                              --------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                                  $  81,139   $ 70,906   $  92,517
Adjustments to reconcile net earnings to cash
   provided by operating activities
   Gain on divestitures                                                         (66,791)        --          --
   Extraordinary item                                                            51,001        390       2,264
   Special charge                                                                    --     27,000          --
   Depreciation and amortization                                                 36,014     42,086      42,131
   Deferred income taxes                                                         39,146      5,665     (17,460)
   Payments of liabilities of discontinued operations                           (19,563)    (2,504)     (3,174)
   Other operating items                                                         (9,571)     8,062      13,695
   Changes in assets and liabilities, net of effects from divestitures:
         Accounts and notes receivable                                          (42,602)    (6,632)    (11,808)
         Inventories                                                              2,704    (32,373)    (33,511)
         Other current assets                                                      (617)     3,762      (1,961)
         Accounts payable                                                           (55)    (4,283)     14,362
         Accrued expenses                                                       (21,302)   (21,071)      1,163
                                                                              --------------------------------
   Cash provided by operating activities                                         49,503     91,008      98,218

                                                                              --------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from divestitures                                                      329,113         --          --
Capital expenditures                                                            (44,550)   (42,496)    (38,191)
Acquisition of businesses                                                            --    (21,750)     (4,048)
Other                                                                                --     (2,512)        864
                                                                              --------------------------------
   Cash provided by (used in) investing activities                              284,563    (66,758)    (41,375)
                                                                              --------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt refinancing                                                  542,000         --          --
Issuance of long-term debt                                                           --     19,070     335,042
Repayment of long-term debt                                                    (622,582)   (13,537)   (393,446)
Decrease in revolving facility, net                                            (196,000)   (30,000)         --
Purchase of treasury stock                                                      (46,426)        --          --
                                                                              --------------------------------
   Cash used in financing activities                                           (323,008)   (24,467)    (58,404)
                                                                              --------------------------------
Increase (decrease) in cash and cash equivalents                                 11,058       (217)     (1,561)
Cash and cash equivalents - beginning of year                                     3,971      4,188       5,749
                                                                              --------------------------------
Cash and cash equivalents - end of year                                       $  15,029   $  3,971   $   4,188
                                                                              ================================
Supplemental cash flow data:
   Cash paid for:
      Interest                                                                $  74,870   $ 92,292   $  92,304
      Income taxes                                                               27,667     41,685      40,046

The accompanying notes to consolidated financial statements are an integral part of these statements.

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY            Coltec Industries Inc
--------------------------------------------------------------------------------

                                                                                                  Foreign
                                    Common Stock                                       Minimum    Currency
                                    ------------   Capital    Retained    Unearned     Pension   Translation
(In thousands)                     Shares   Amount Surplus     Deficit  Compensation  Liability  Adjustments
------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993           69,943  $699  $636,846  $(1,251,465)  $(5,552)    $(4,205)      $ 1,077
Net earnings                                                      92,517
Issuance of restricted stock, net        73     1     1,370                  2,072
Exercise of stock options                              (114)
Tax benefit from stock option
   and incentive plan                                   305

Minimum pension liability                                                                4,205
Foreign currency translation
   adjustments                                                                                        (1,758)
------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994           70,016   700   638,407   (1,158,948)   (3,480)          -          (681)
Net earnings                                                      70,906
Issuance of restricted stock, net        61     1     1,006                  1,072
Exercise of stock options                               (30)
Tax benefit from stock option
   and incentive plan                                    36
Foreign currency translation
   adjustments                                                                                        (1,135)
------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995           70,077   701   639,419   (1,088,042)   (2,408)          -        (1,816)
------------------------------------------------------------------------------------------------------------
 Net earnings                                                     81,139
 Repurchase of common stock
 Issuance of restricted stock, net      322     3     3,941                    272
 Exercise of stock options
 Tax benefit from stock option
   and incentive plan                                  (139)
 Minimum pension liability                                                              (3,200)
 Foreign currency translation
   adjustments                                                                                           665
------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1996          70,399  $704  $643,221  $(1,006,903)  $(2,136)    $(3,200)      $(1,151)
============================================================================================================

                                      Treasury Stock
                                     ----------------
(In thousands)                       Shares    Amount    Total
-----------------------------------------------------------------
Balance, December 31, 1993           (179)  $ (2,890)  $(625,490)
Net earnings                                              92,517
Issuance of restricted stock, net     (18)      (293)      3,150
Exercise of stock options              98      1,584       1,470
Tax benefit from stock option
   and incentive plan                                        305
Minimum pension liability                                  4,205
Foreign currency translation
   adjustments                                            (1,758)
-----------------------------------------------------------------
Balance, December 31, 1994            (99)    (1,599)   (525,601)
Net earnings                                              70,906
Issuance of restricted stock, net     (26)      (422)      1,657
Exercise of stock options              25        405         375
Tax benefit from stock option
   and incentive plan                                         36
Foreign currency translation
   adjustments                                            (1,135)
-----------------------------------------------------------------
Balance, December 31, 1995           (100)    (1,616)   (453,762)

 Net earnings                                             81,139
 Repurchase of common stock        (3,129)   (46,426)    (46,426)
 Issuance of restricted stock, net    (10)      (142)      4,074
 Exercise of stock options             56        642         642
 Tax benefit from stock option
   and incentive plan                                       (139)
 Minimum pension liability                                (3,200)
 Foreign currency translation
   adjustments                                               665
-----------------------------------------------------------------
 Balance, December 31, 1996          (3,183) $(47,542) $(417,007)
=================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                 Coltec Industries Inc
--------------------------------------------------------------------------------

(Dollars in thousands)

1. SUMMARY OF ACCOUNTING POLICIES

Organization: Coltec Industries Inc (the Company) is a diversified manufacturing company serving the aerospace and general industrial markets primarily in the United States, Canada and Europe.

Basis of Presentation: Investments in which the Company has ownership of 50% or more of the voting common stock are consolidated in the financial statements. Intercompany accounts and transactions are eliminated.

     Certain 1995 and 1994 amounts have been reclassified to conform to the 1996 presentation.

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

Revenue Recognition: Revenue, including revenue under long-term commercial and government contracts and programs, is recorded at the time deliveries or customer acceptances are made and the Company has the contractual right to bill.

Inventories: Inventories, including inventories under long-term commercial and government contracts and programs, are valued at the lower of cost or market. In accordance with industry practice, inventories include amounts related to contracts and programs having long production cycles, portions of which are not expected to be realized within one year. Cost elements included in inventory are material, labor and factory overhead, primarily using standard cost, which approximates actual cost. Cost on approximately 50% of the domestic inventory at December 31, 1996 was determined on the last-in, first-out basis. Cost on the remainder of the inventory is generally determined on the first-in, first-out basis.

Property, Plant and Equipment: Property, plant and equipment is carried at cost. Depreciation of plant and equipment is provided generally by using the straight-line method, based on estimated useful lives of the assets. The ranges of estimated useful lives used in computing depreciation for financial reporting were as follows:

                                                                          Years
--------------------------------------------------------------------------------
Land improvements                                                         5 - 40
Buildings and equipment                                                  10 - 45
Machinery and equipment                                                   3 - 20
================================================================================

     For leasehold improvements, the estimated useful life is the lesser of the asset life or the lease term.

     Renewals and betterments are capitalized by additions to the related asset accounts, while repair and maintenance costs are charged against earnings.

     Costs in Excess of Net Assets Acquired: It is the Company's policy to amortize the excess costs arising from acquisitions on a straight-line basis over periods not to exceed 40 years. At December 31, 1996 and 1995, accumulated amortization was $66,698 and $62,275, respectively.

     In 1996, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the related undiscounted cash flows estimated to be generated are less than the assets' carrying value. No such impairment losses were recorded during 1996.

Income Taxes: Income taxes have been provided using the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates.

Environmental Expenditures:
Expenditures that relate to an existing condition which do not contribute to current or future revenue generation, are accrued when it is probable that an obligation has been incurred and the amount can be reasonably estimated. Expenditures incurred for environmental compliance with respect to pollution prevention and ongoing monitoring programs are expensed as incurred. Expenditures that increase the value of the property are capitalized.

Start-up Costs: Start-up costs related to new operations and new product lines are expensed as incurred.

Cash and Cash Equivalents: The Company considers short-term investments with a maturity of three months or less to be cash equivalents for purposes of the Consolidated Statements of Cash Flows.

Foreign Currency Translation: The financial statements of foreign subsidiaries were translated into U.S. dollars at year-end rates for assets and liabilities and at monthly weighted average rates for income and expenses. Translation adjustments are included in shareholders' equity in the Consolidated Balance Sheets. Foreign currency transaction gains and losses are included in net earnings.

Earnings Per Share: Earnings per common share are computed by dividing earnings by the weighted average number of common and common equivalent shares outstanding during each period. Common equivalent shares are shares issuable on the exercise of stock options and shares of restricted stock, net of shares assumed to have been purchased using the treasury stock method.

2. DIVESTITURES

In June 1996, the Company sold Holley Automotive, Coltec Automotive and Performance Friction Products to Borg-Warner Automotive, Inc. for $296,522 in cash. In December 1996, Coltec sold Farnam Sealing Systems Division to Meillor SA for $20,728 in cash and a note receivable for $3,000. The sale of these automotive original equipment (OE) components businesses resulted in an after-tax gain of $37,931 (net of income taxes of $25,332), net of liabilities retained, transaction costs and contingent contractual obligations relating to the sales. The sale of these businesses represented a disposal of the Company's Automotive Segment. Accordingly, the Consolidated Statements of Earnings have been restated to reflect the operations of the automotive OE components businesses as a discontinued operation. Net sales of the discontinued operations were $182,599, $302,260 and $326,543 in 1996, 1995 and 1994, respectively. At
December 31, 1995, the current and non-current net assets of the automotive OE components businesses were $25,291 and $32,967, respectively.

     Liabilities of discontinued operations at December 31, 1996 of $185.0 million relate to contingent contractual obligations, environmental matters, reserves for postretirement benefits and other future estimated costs for various discontinued operations.

     In December 1996, the Company also sold the exhaust systems and components business of its Stemco Division for $11,863 in cash resulting in a pre-tax gain of $3,528. Such gain is reflected in the 1996 Consolidated Statement of Earnings in continuing operations. Net sales of the exhaust systems and components business were $18,085, $20,503 and $19,300 in 1996, 1995 and 1994, respectively.

3. EXTRAORDINARY ITEM

In 1996, the Company redeemed all of its outstanding 11-1/4% debentures and substantially all of its outstanding 9-3/4% and 10-1/4% senior notes at redemption prices ranging from 105.125% to 106.987% of par. The redemptions including consent payments resulted in an extraordinary charge of $30,614, net of income taxes of $20,387.

     The Company incurred extraordinary charges of $254, net of income taxes of $136, and $1,472, net

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)     Coltec Industries Inc
--------------------------------------------------------------------------------

of income taxes of $792, in 1995 and 1994, respectively, in connection with early retirement of debt.

4. SPECIAL CHARGES

In the third quarter of 1995, the Company recorded a special charge of $27,000, primarily to cover the costs of closing the Walbar compressor blade facility in Canada. The facility was closed during 1996. The special charge included costs to cover the cancellation of contractual obligations resulting from the decision to close the Walbar facility, asset write-downs, severance and employee-related costs and other costs necessary to implement the shutdown of the Walbar facility and selected workforce reductions throughout the Company. The related reserve for the years ended December 31, 1996 and 1995 was as follows:

                        Contractual    Asset
                        Obligations  Writedowns  Severance    Other       Total
--------------------------------------------------------------------------------
Original reserve           $ 9,065    $ 7,845    $ 5,084    $ 5,006    $ 27,000
1995 activity                  (65)    (4,549)    (1,778)    (2,553)     (8,945)
--------------------------------------------------------------------------------
December 31, 1995            9,000      3,296      3,306      2,453      18,055
--------------------------------------------------------------------------------
1996 activity                 (961)    (1,875)    (1,876)    (1,597)     (6,309)
--------------------------------------------------------------------------------
December 31, 1996          $ 8,039    $ 1,421    $ 1,430    $   856    $ 11,746
================================================================================

5. INVENTORY

Inventories consisted of the following at December 31, 1996 and 1995:

                                                            1996          1995
--------------------------------------------------------------------------------
Finished goods                                           $ 48,813       $ 55,533
Work in process and finished parts                        122,817        146,916
Raw materials and supplies                                 32,568         26,987
--------------------------------------------------------------------------------
  Total                                                  $204,198       $229,436

================================================================================

     At December 31, 1996 and 1995, $45,371 and $36,750, respectively, of contract advances were offset against inventories under long-term commercial and government contracts and programs in the Consolidated Balance Sheets. Losses on commercial and government contracts and programs are recognized in full when identified.

     The excess of current cost over last-in, first-out cost at December 31, 1996 and 1995 was $20,152 and $20,400, respectively.

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31, 1996 and 1995:

                                                          1996            1995
--------------------------------------------------------------------------------
Land and improvements                                   $ 16,182        $ 17,562
Buildings and equipment                                  121,515         134,320
Machinery and equipment                                  415,749         481,538
Leasehold improvements                                    11,239          10,028
Construction in progress                                  23,010          22,837
--------------------------------------------------------------------------------
  Total                                                  587,695         666,285
Less accumulated depreciation                            372,905         435,812
--------------------------------------------------------------------------------
  Total                                                 $214,790        $230,473
================================================================================

7. ACCRUED LIABILITIES

Accrued liabilities consisted of the following at December 31, 1996 and 1995:

                                                        1996              1995
--------------------------------------------------------------------------------
Salaries, wages and
  employee benefits                                   $ 37,979          $ 47,348
Taxes                                                    8,870            25,008
Interest                                                 3,032            14,918
Asbestos                                                60,659            47,791
Other                                                   34,564            29,552
--------------------------------------------------------------------------------
  Total                                               $145,104          $164,617
================================================================================

8. INCOME TAXES

Domestic and foreign components of earnings from continuing operations before income taxes and extraordinary item were as follows for the years ended December

31, 1996, 1995 and 1994:

                                          1996             1995             1994
--------------------------------------------------------------------------------
Domestic                               $68,199          $25,426          $55,093
Foreign                                 14,482           26,710           20,604
--------------------------------------------------------------------------------
  Total                                $82,681          $52,136          $75,697
================================================================================

Income taxes on earnings from continuing operations were as follows for the years ended December 31, 1996, 1995 and 1994:

                                         1996             1995             1994
--------------------------------------------------------------------------------
Current
  Domestic                           $ (2,912)        $  4,717         $ 31,148
  Foreign                              13,634            7,638           11,253
--------------------------------------------------------------------------------
                                       10,722           12,355           42,401
--------------------------------------------------------------------------------
Deferred
  Domestic                             24,126            3,836          (12,457)
  Foreign                              (6,737)           1,424           (2,693)
--------------------------------------------------------------------------------
                                       17,389            5,260          (15,150)
--------------------------------------------------------------------------------
Total                                $ 28,111         $ 17,615         $ 27,251
================================================================================

     As discussed in note 2 to consolidated financial statements, the Company sold its original equipment components businesses in 1996 resulting in income tax on the gain on sale of $25,332 and income tax on income from discontinued operations of $9,919, $19,043 and $25,617 in 1996, 1995 and 1994, respectively.
As discussed in note 3 to consolidated financial statements, the Company incurred extraordinary charges related to early retirement of debt resulting in an income tax benefit of $20,387 in 1996, $136 in 1995 and $792 in 1994.

     Reconciliation of tax at the U.S. statutory income tax rate of 35% for the years ended December 31, 1996, 1995 and 1994 to income taxes on earnings from continuing operations was as follows:

                                          1996            1995            1994
--------------------------------------------------------------------------------
Tax at U.S.
  statutory rate                      $ 28,938        $ 18,248        $ 26,494
  Repatriation of
    non-U.S. earnings                    1,900           2,692           2,713
    Non-U.S. rate
    differential                         1,828            (287)          1,349
  Utilization
  of tax credits                        (1,104)           (960)             --
  Adjustment
    of reserves                         (6,979)         (6,172)         (6,381)

  Other                                  3,528           4,094           3,076
--------------------------------------------------------------------------------
  Income taxes                        $ 28,111        $ 17,615        $ 27,251
--------------------------------------------------------------------------------
Effective tax rate                        34.0%           33.8%           36.0%
================================================================================

     The significant components of deferred tax assets and liabilities at December 31, 1996 and 1995 were as follows:

                                        1996                     1995
--------------------------------------------------------------------------------
                                Deferred    Deferred      Deferred    Deferred
                                  Tax         Tax           Tax          Tax
                                 Assets    Liabilities     Assets    Liabilities
--------------------------------------------------------------------------------
Excess tax
  over book
depreciation                    $     --     $(26,754)    $     --     $(29,932)
Book/tax
  differences
  on contract
  income                              --      (27,154)          --      (29,299)
Employee
  benefit plans                   19,749           --       22,011           --
Accrued expenses
  and liabilities                 10,625           --       12,527           --
Foreign tax credit
  carryforwards                    6,600           --        7,300           --
Capital
  transactions, net                   --      (28,127)          --           --
Other                             11,538           --       23,717           --
--------------------------------------------------------------------------------
                                  48,512      (82,035)      65,555      (59,231)
Less valuation
  allowance                       (6,600)          --       (7,300)          --
--------------------------------------------------------------------------------
Total                           $ 41,912     $(82,035)    $ 58,255     $(59,231)
================================================================================

     The valuation allowance is attributable to foreign tax credit carryforwards, which expire in 1997 through 2001.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)     Coltec Industries Inc
--------------------------------------------------------------------------------

9. LONG-TERM DEBT

Long-term debt consisted of the following at December 31, 1996 and 1995:


                                                            1996            1995
--------------------------------------------------------------------------------
Credit Agreement 6.7%*(a)                               $658,000        $261,000
9-3/4% senior notes due 1999(b)                            7,507         150,000
9-3/4% senior notes due 2000(c)                            7,305         200,000
10-1/4% senior subordinated
  notes due 2002(d)                                        4,009         218,080
11-1/4% debentures due
  1996-2015                                                   --          67,782
Other due 1997-2010                                       43,429          48,970
--------------------------------------------------------------------------------
                                                         720,250         945,832
Less current portion                                       2,528             226
--------------------------------------------------------------------------------
                                                        $717,722        $945,606
================================================================================

*Indicates average interest rate for 1996.

a) In 1996, the reducing revolving credit facility (the Credit Agreement), entered into with a syndicate of banks, was amended to expire December 15, 2001 with the total commitment increased to $850,000 from $465,000 (see note 3 to consolidated financial statements). The facility will be reduced by $75,000 on December 15, 1999 and an additional $100,000 on December 15, 2000. The Credit Agreement provides up to $125,000 for the issuance of letters of credit. At December 31, 1996, $45,232 of letters of credit had been issued under the Credit Agreement. Obligations under the facility are secured by substantially all of the Company's assets. Borrowings under the facility bear interest, at the Company's option, at an annual rate equal to the base rate or the Eurodollar rate plus 0.875%. The base rate is the higher of 0.50% in excess of the Federal Reserve reported certificate of deposit rate and the prime lending rate. Letter of credit fees of 0.875% are payable on outstanding letters of credit and a commitment fee of 0.375% is payable on the unutilized facility.

          Subsequent to year-end, the Company entered into interest rate swaps to reduce (hedge) the impact of interest rate changes for variable rate borrowings under its credit facility. The agreements include an aggregate notional amount of $265,000, fixed interest rates ranging from 5.78% to 6.40% and maturity dates ranging from January 1999 to February 2002.

b) The unsecured 9-3/4% senior notes due 1999 are not redeemable prior to maturity on November 1, 1999.

c) The unsecured 9-3/4% senior notes due 2000 are not redeemable prior to maturity on April 1, 2000.

d) The remaining unsecured 10-1/4% senior subordinated notes are redeemable at the option of the Company on or after April 1, 1997 at 105.125% of par, declining to 100% of par on or after April 1, 1999.

     The Company's financing agreements contain normal financial and restrictive covenants.


     Minimum payments on long-term debt due within five years from December 31, 1996 are as follows:

--------------------------------------------------------------------------------
1997                                                                    $  2,528
1998                                                                         560
1999                                                                      23,629
2000                                                                       7,676
2001                                                                     658,371
Thereafter                                                                27,486
--------------------------------------------------------------------------------
Total                                                                   $720,250
================================================================================

10. PENSION PLANS

The Company and certain of its subsidiaries have in effect, for substantially all U.S. employees, pension plans under which funds are deposited with trustees. The benefits under these plans are based primarily on years of service and either final average salary or fixed amounts for each year of service. The Company's policy is to fund amounts that are actuarially determined to provide the plans with sufficient assets to meet future benefit payment requirements. Plan assets consist principally of publicly traded equity and fixed-income securities. Pension coverage for employees of non-U.S. subsidiaries is provided in accordance with local requirements and customary practices.

     For certain pension plans, the plan assets exceed the accumulated benefit obligations (overfunded plans); and in the remainder of the plans, the accumulated benefit obligations exceed the plan assets (underfunded plans).

   As of December 31, 1996 and 1995, the funded status of the Company's pension plans was as follows:

                                         1996                    1995
--------------------------------------------------------------------------------
                                    Over-      Under-       Over-      Under-
                                   funded      funded      funded      funded
                                    Plans       Plans       Plans       Plans
--------------------------------------------------------------------------------
Actuarial present
  value of benefit
    obligations:
    Vested benefit
    obligations                   $ 259,200   $ 119,158   $ 252,612   $ 125,481
================================================================================
  Accumulated
    benefit
    obligations                   $ 265,396   $ 124,022   $ 259,139   $ 130,740
================================================================================

  Projected
    benefit
    obligations                   $ 289,973   $ 127,234   $ 287,433   $ 135,176
Plan assets at
  fair value                        408,979      79,735     365,704      91,894
--------------------------------------------------------------------------------
Funded status                       119,006     (47,499)     78,271     (43,282)
Unrecognized
  net (gain) loss                   (89,702)       (205)    (57,992)      4,220
Unrecognized
  transition
   (asset)
   obligations                       (1,389)        628      (1,747)        757
Unrecognized
  prior service
  cost                                2,837      15,033       2,724      10,947
Minimum
  liability
  adjustment                             --     (12,200)         --      (2,044)
--------------------------------------------------------------------------------
(Accrued)
  prepaid
  pension cost                    $  30,752   $ (44,243)  $  21,256   $ (29,402)
================================================================================

     Included in the underfunded plans are amounts for unfunded, non-qualified defined benefit plans.

     At December 31, 1996, the Company recorded a minimum liability of $12,200 for underfunded plans with a partial offset to other assets of $7,300 and an after-tax charge to shareholders' equity of $3,200. At December 31, 1995, the Company recorded a minimum liability of $2,044 for underfunded plans with a matching offset to other assets.

     Assumptions as of December 31 used to develop the net periodic pension cost for U.S. plans were:

                                                  1996         1995         1994
--------------------------------------------------------------------------------
Discount rate for
  benefit obligations                             7.7%          7.5%        9.0%
Expected long-term rate
  of return on assets                             9.0%          9.0%        9.0%
Rate of increase in
  compensation levels                             5.0%          5.0%        5.0%
================================================================================

     For non-U.S. plans, which were not material, similar economic assumptions were used.

     The components of net periodic pension income for the years ended December 31, 1996, 1995 and 1994 were as follows:

                                           1996            1995            1994

--------------------------------------------------------------------------------
Service cost                           $  9,377        $  7,618        $  9,763
Interest cost on
  projected benefit
  obligations                            31,142          30,317          27,793
Actual return
  on assets                             (52,049)        (91,611)          7,353
Amortization and
  deferral, net                          11,443          52,953         (47,687)
--------------------------------------------------------------------------------
Net periodic
  pension income                       $    (87)       $   (723)       $ (2,778)
================================================================================

     For discontinued operations, the total projected benefit obligations at December 31, 1996 and 1995 were $214,822 and $224,934, respectively, and are fully funded. Interest cost on the projected benefit obligations for 1996, 1995 and 1994 was $16,502, $19,609 and $18,684, respectively, and was fully offset by return on assets resulting in no net periodic pension cost.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)     Coltec Industries Inc
--------------------------------------------------------------------------------

11. POSTRETIREMENT BENEFITS

The Company provides certain health care and life insurance benefits to its eligible retired employees, principally in the United States, with some of these retirees paying a portion of the related costs. The Company's accumulated postretirement benefit obligations, none of which are funded, and the accrued postretirement benefit cost at December 31, 1996 and 1995 were as follows:

                                                           1996            1995
--------------------------------------------------------------------------------
Actuarial present
  value of accumulated
  postretirement benefit
  obligations:
  Retirees                                             $ 13,493        $ 17,449
  Fully eligible plan participants                        2,416           4,228
  Other plan participants                                 3,053           5,415
--------------------------------------------------------------------------------
  Total                                                  18,962          27,092
Unrecognized transition
  obligations                                           (16,614)        (18,076)
Unrecognized net loss                                      (561)         (4,827)
Unrecognized prior
  service cost                                            2,495          (1,033)
--------------------------------------------------------------------------------
Accrued postretirement

  benefit cost                                         $  4,282        $  3,156
================================================================================

     The components of postretirement benefit cost for the years ended December 31, 1996, 1995 and 1994 were as follows:

                                               1996          1995          1994
--------------------------------------------------------------------------------
Service cost                                $   395       $   198       $   179
Interest cost on
  accumulated
  postretirement
  benefit obligations                         1,951         1,927         1,810
Amortization of
  transition obligations                      1,107         1,373         1,101
Amortization and
  deferral, net                                (124)          (63)         (127)
Curtailment loss                                 --            --           427
--------------------------------------------------------------------------------
Postretirement
  benefit cost                              $ 3,329       $ 3,435       $ 3,390
================================================================================

     Discount rates of 7.7% and 7.5% were used in determining the accumulated postretirement benefit obligations at December 31, 1996 and 1995, respectively. The health care cost trend rates used in determining the accumulated postretirement benefit obligations at December 31, 1996 were 9.5% in 1997 gradually declining to 5.0% by 2005. The effect of a 1% increase in the health care cost trend rates in each year would increase the total service and interest cost components of the postretirement benefit cost for 1996 by approximately $189 and to increase the accumulated postretirement benefit obligations at December 31, 1996 by approximately $1,300.

12. FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of the Company's financial instruments:

Cash and cash equivalents, accounts and notes receivable and accounts payable:
The carrying amount approximates fair value due to the short-term nature of these items.

Long-term receivables and investments: The fair value is based on quoted market prices for similar publicly-traded securities or on the present value of estimated future cash flows.

Long-term debt: The fair value of variable-rate long-term debt approximates carrying value.

Forward exchange contracts: The fair value is based on quoted market prices of similar contracts.

     The estimated fair value of the Company's financial instruments at December 31, 1996 and 1995 was as follows:


                                                   1996               1995
                                            Carrying    Fair    Carrying   Fair
                                              Value     Value     Value    Value
--------------------------------------------------------------------------------
Long-term receivables
  and investments                            32,427    39,817    33,497   42,336
Long-term
  debt                                      720,250   720,824   945,832  965,065
Forward
  exchange
  contracts                                      --       (87)       --   11,147
================================================================================

     The Company utilizes forward exchange contracts to hedge U.S. dollar-denominated sales, under long-term contracts, of certain foreign subsidiaries. The Company does not engage in speculation. The Company's forward exchange contracts do not subject the Company to risk due to exchange rate movements because gains and losses on these contracts offset gains and losses on the sales and related receivables being hedged. At December 31, 1996 and 1995, the Company had $216,000 and $268,400, respectively, of forward exchange contracts, denominated in Canadian dollars. The contracts have varying maturities with none exceeding five years. Gains and losses on forward exchange contracts are deferred and recognized over the life of the underlying long-term contract being hedged.

     The Company has an outstanding contingent liability for guaranteed debt and lease payments of $30,795, and for letters of credit of $45,232. It was not practical to obtain independent estimates of the fair values for the contingent liability for guaranteed debt and lease payments and for letters of credit without incurring excessive costs. In the opinion of management, non-performance by the other parties to the contingent liabilities will not have a material effect on the Company's results of operations and financial condition.

13. STOCK OPTION AND INCENTIVE PLANS

Pursuant to the Company's stock option plans, stock options and shares of restricted stock have been granted to officers and key employees and stock options to directors. 7,468,000 shares of common stock may be issued under the stock option plans. Stock options outstanding under the stock option plans were granted at a price equal to 100% of the market price on the date of grant and are exercisable in annual installments of 20%, commencing one year from date of grant and expiring ten years from date of grant.

     The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for these plans. Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant dates for awards under these plans consistent with SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net

earnings would have decreased by approximately $1,700 ($0.02 per share) and $1,400 ($0.02 per share) in 1996 and 1995, respectively.

     The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rate of 7.0%, no dividends paid, expected life of five years for 1996 and 1995, and volatility of 23% for both 1996 and 1995. The weighted-average fair value of an option granted during 1996 and 1995 was $4.76 and $4.00, respectively.

     A summary of the status of the Company's fixed stock option plans as of December 31, 1996, 1995 and 1994 was as follows:

                                                                      Weighted-
                                          Number       Option Price     Average
                                       of Shares          Range Per    Exercise
                                          (000s)              Share       Price
--------------------------------------------------------------------------------
December 31, 1993                         2,260        $15.00-18.75          N/A
Granted                                     295        16.25-21.25
Exercised                                   (98)             15.00
Canceled                                   (140)       15.00-20.25
--------------------------------------------------------------------------------
December 31, 1994                         2,317        15.00-21.25           N/A
Granted                                   2,960        10.75-18.08
Exercised                                   (25)             15.00
Canceled                                    (64)       15.00-18.25
--------------------------------------------------------------------------------
December 31, 1995                         5,188        10.75-21.25        $13.16
--------------------------------------------------------------------------------
Granted                                     516        11.00-15.75         13.43
Exercised                                   (56)       10.75-11.63         11.37
Canceled                                   (236)       10.75-21.25         12.82
--------------------------------------------------------------------------------
December 31, 1996                         5,412       $10.75-21.25        $13.22
================================================================================

     Stock options exercisable were 2,103,000, 1,188,000 and 772,000 at December 31, 1996, 1995 and 1994, respectively.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)     Coltec Industries Inc
--------------------------------------------------------------------------------

The following summarizes information about the Company's stock options outstanding as of December 31, 1996:

                                Options Outstanding
--------------------------------------------------------------------------------
                                     Weighted-      Weighted-

                         Number        Average        Average
Range of            Outstanding      Remaining       Exercise
Exercise Prices          (000s)           Life          Price
--------------------------------------------------------------------------------
$10.75 to $15.00          4,672      7.7 years      $   12.42
 16.25 to  21.25            740      7.3 years          17.89
--------------------------------------------------------------------------------
$10.75 to $21.25          5,412      7.6 years      $   15.82
================================================================================

                       Options Exercisable
--------------------------------------------------------------------------------
                                 Weighted-
                          Number   Average
Range of             Outstanding  Exercise
Exercise Prices           (000s)     Price
--------------------------------------------------------------------------------
$10.75 to $15.00          1,758     $13.78
 16.25 to  21.25            345      18.07
--------------------------------------------------------------------------------
$10.75 to $21.25          2,103     $14.49
================================================================================

     In addition to the granting of stock options, the Company has granted shares of restricted stock. Restrictions on certain shares lapse 100% three years from the date of grant. Restrictions on the remaining shares lapse in annual installments of 33% commencing one year from date of grant. The unearned compensation resulting from the grant of restricted shares is reported as a reduction to shareholders' equity in the Consolidated Balance Sheets and is being charged to earnings over the period the restricted shares vest.

     Shares available for grant at December 31, 1996 under the stock option plans were 747,339.

14. COMMITMENTS AND CONTINGENCIES

The Company and certain of its subsidiaries are liable for lease payments and are defendants in various lawsuits, including actions involving asbestos-containing products and certain environmental proceedings.

     With respect to asbestos product liability and related litigation costs, as of December 31, 1996 and 1995, two subsidiaries of the Company were among a number of defendants (typically 15 to 40) in approximately 94,700 and 105,300 actions, respectively, (including approximately 5,100 and 4,900 actions, respectively, in advanced stages of processing) filed in various states by plaintiffs alleging injury or death as a result of exposure to asbestos fibers. During 1996, 1995 and 1994, two subsidiaries of the Company received approximately 39,900, 44,000 and 29,800 new actions, respectively. Through December 31, 1996, approximately 177,500 of the approximately 272,200 total actions brought have been settled or otherwise disposed of.

     The damages claimed for personal injury or death vary from case to case, and in many cases plaintiffs seek $1,000 or more in compensatory damages and $2,000 or more in punitive damages. Although the law in each state differs to some extent, it appears, based on advice of counsel, that liability for compensatory damages would be shared among all responsible defendants, thus limiting the potential monetary impact of such judgments on any individual defendant.

     Following a decision of the Pennsylvania Supreme Court, in a case in which neither the Company or any of its subsidiaries were parties, that held insurance carriers are obligated to cover asbestos-related bodily injury actions if any injury or disease process, from first exposure through manifestation, occurred during a covered policy period (the "continuous trigger theory of coverage"), the Company settled litigation with its primary and most of its first-level excess insurance carriers, substantially on the basis of the Court's ruling. The Company has negotiated a final agreement with most of its excess carriers that are in the layers of coverage immediately above its first layer. The Company is currently receiving payments pursuant to this agreement. The Company believes that, with respect to the remaining carriers, a final agreement can be achieved without litigation and on substantially the same basis that it has resolved the issues with its other carriers. Settlements are generally made on a group basis with payments made to individual claimants over periods of one to four years. Payments were made with respect to asbestos liability and related costs aggregating $71,354 in 1996, $56,739 in 1995 and $46,374 in 1994, substantially all of which were covered by insurance. Related to payments not covered by insurance, the Company recorded charges to operations amounting to $8,000 and $5,000 in 1996 and 1995, respectively. No charges were recorded in 1994.

     In accordance with the Company's internal procedures for the processing of asbestos product liability actions and due to the proximity to trial or settlement, certain outstanding actions have progressed to a stage where the Company can reasonably estimate the cost to dispose of these actions. As of December 31, 1996, the Company estimates that the aggregate remaining cost of the disposition of the settled actions for which payments remain to be made and actions in advanced stages of processing, including associated legal costs, is approximately $71,538, and the Company expects that this cost will be substantially covered by insurance.

     With respect to the 89,600 outstanding actions as of December 31, 1996, which are in preliminary procedural stages, the Company lacks sufficient information upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to estimate with reasonable certainty the potential liability or costs to the Company. When asbestos actions are received, they are typically forwarded to local counsel to ensure that the appropriate preliminary procedural response is taken. The complaints typically do not contain sufficient information to permit a reasonable evaluation as to their merits at the time of receipt, and in jurisdictions encompassing a majority of the outstanding actions, the practice has been that little or no discovery or other action is taken until several months prior to the date set for trial. Accordingly, the Company generally does not have the information necessary to analyze the actions in sufficient detail to estimate the ultimate liability or costs to the Company, if any, until the actions appear on a trial calendar. A determination to seek dismissal, to attempt to settle or to proceed to trial is typically not made prior to the receipt of such information.

     It is also difficult to predict the number of asbestos lawsuits that the Company's subsidiaries will receive in the future. The Company has noted that, with respect to recently settled actions or actions in advanced stages of processing, the mix of the injuries alleged and the mix of the occupations of the plaintiffs have been changing from those traditionally associated with the Company's asbestos-related actions. The Company is not able to determine with reasonable certainty whether this trend will continue. Based upon the foregoing, and due to the unique factors inherent in each of the actions, including the nature of the disease, the occupation of the plaintiff, the presence or absence of other possible causes of a plaintiff's illness, the availability of legal defenses, such as the statute of limitations or state of the art, and whether the lawsuit is an individual one or part of a group, management is unable to estimate with reasonable certainty the cost of disposing of outstanding actions in preliminary procedural stages or of actions that may be filed in the future. However, the Company believes that its subsidiaries are in a favorable position compared to many other defendants because, among other things, the asbestos fibers in its asbestos-containing products were encapsulated. Considering the foregoing, as well as the experience of the Company's subsidiaries and other defendants in asbestos litigation, the likely sharing of judgments among multiple responsible defendants, and the substantial amount of insurance coverage that the Company expects to be available from its solvent carriers, the Company believes that pending and reasonably anticipated future actions are not likely to have a material effect on the Company's results of operations and financial condition.

     Although the insurance coverage which the Company has is substantial, it should be noted that insurance coverage for asbestos claims is not available to cover exposures initially occurring on and after July 1, 1984. The Company's subsidiaries continue to be named as defendants in new cases, some of which allege initial exposure after July 1, 1984.

     In addition to claims for personal injury, the Company's subsidiaries have been involved in an

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)     Coltec Industries Inc
--------------------------------------------------------------------------------

insignificant number of property damage claims based upon asbestos-containing materials found in schools, public facilities and private commercial buildings. Based upon proceedings to date, the overwhelming majority of these claims have been resolved without a material adverse impact on the Company. Likewise, the insignificant number of claims remaining to be resolved are not expected to have a material effect the Company's results of operations and financial condition.


     The Company has recorded an accrual for its liabilities for asbestos-related matters that are deemed probable and can be reasonably estimated (settled actions and actions in advanced stages of processing), and has separately recorded an asset equal to the amount of such liabilities that is expected to be recovered by insurance. In addition, the Company has recorded a receivable for that portion of payments previously made for asbestos product liability actions and related litigation costs that is recoverable from its insurance carriers. Liabilities for asbestos-related matters and the receivable from insurance carriers included in the Consolidated Balance Sheets were as follows at December 31, 1996 and 1995:

                                                            1996            1995
--------------------------------------------------------------------------------
Accounts and notes receivable                            $67,012         $53,677
Other assets                                              18,728          16,243
Accrued expenses                                          60,659          47,791
Other liabilities                                         10,879          11,450
================================================================================

     With respect to environmental proceedings, the Company has been notified that it is among the Potentially Responsible Parties under federal environmental laws, or similar state laws, relative to the costs of investigating and in some cases remediating contamination by hazardous materials at several sites. Such laws impose joint and several liability for the costs of investigating and remediating properties contaminated by hazardous materials. Liability for these costs can be imposed on present and former owners or operators of the properties or on parties who generated the wastes that contributed to the contamination. The Company's policy is to accrue environmental remediation costs when it is both probable that a liability has been incurred and the amount can be reasonably estimated. While it is often difficult to reasonably quantify future environmental-related expenditures, the Company currently estimates its future non-capital expenditures related to environmental matters to range between $23,000 and $48,000. In connection with these expenditures, the Company has accrued $35,000 at December 31, 1996 representing management's best estimate of probable non-capital environmental expenditures. These non-capital expenditures are estimated to be incurred over the next 10 to 20 years. In addition, capital expenditures aggregating $5,000 may be required during the next two years related to environmental matters. Although the Company is pursuing insurance recovery in connection with certain of these matters, no receivable has been recorded with respect to any potential recovery of costs in connection with any environmental matters.

     Under operating lease commitments, expiring on various dates after December 31, 1996, the Company and certain of its subsidiaries are obligated as of December 31, 1996, to pay rentals totaling $38,675 as follows: $7,158 in 1997, $6,413 in 1998, $5,440 in 1999, $4,176 in 2000, $2,941 in 2001 and $12,547 in
later years.

15. SEGMENT INFORMATION


As discussed in note 2 to consolidated financial statements, the Company divested all of its automotive OE components businesses in 1996. As a result of the divestitures, the Company is now reporting the results of its business units in two operating segments, Aerospace and Industrial. One customer in the Aerospace Segment represented approximately 12% of the Company's 1996 total sales.

   Information on total assets, depreciation of property, plant and equipment and capital expenditures by industry segment was as follows for the years ended December 31, 1996, 1995 and 1994:

(In millions)                                   1996          1995          1994
--------------------------------------------------------------------------------
Total assets:
  Aerospace                                  $ 415.5       $ 391.3       $ 355.6
  Industrial                                   287.2         298.3         272.8
  Corporate unallocated                        136.7         134.3         151.2
--------------------------------------------------------------------------------
   Subtotal                                    839.4         823.9         779.6
  Discontinued operations                         --          70.6          67.9
--------------------------------------------------------------------------------
   Total                                     $ 839.4       $ 894.5       $ 847.5
================================================================================
Depreciation of property,
  plant and equipment:
  Aerospace                                  $  12.2       $  12.3       $  12.6
  Industrial                                    12.9          12.9          12.5
  Corporate unallocated                          1.9           1.6            .2
--------------------------------------------------------------------------------
   Subtotal                                     27.0          26.8          25.3
  Discontinued operations                        3.5           5.7           5.5
--------------------------------------------------------------------------------
   Total                                     $  30.5       $  32.5       $  30.8
================================================================================
Capital expenditures:
  Aerospace                                  $  26.9       $  17.6       $  16.1
  Industrial                                    13.7          13.7          18.4
  Corporate unallocated                          4.0           2.6            --
--------------------------------------------------------------------------------
   Subtotal                                     44.6          33.9          34.5
  Discontinued operations                        5.4           8.6           3.7
--------------------------------------------------------------------------------
   Total                                     $  50.0       $  42.5       $  38.2
================================================================================

     Information by geographic segment was as follows for the years ended December 31, 1996, 1995 and 1994:

                                                        Operating         Total
(In millions)                                Sales         Income        Assets
--------------------------------------------------------------------------------
1996
Domestic operations                       $  928.8       $  182.5      $  713.4
Foreign operations                           271.1           16.2         148.5

Intersegment elimination                     (40.2)            --        (159.2)
--------------------------------------------------------------------------------
Total segments                             1,159.7          198.7         702.7
Corporate unallocated                           --          (41.1)        136.7
--------------------------------------------------------------------------------
  Total                                   $1,159.7       $  157.6      $  839.4
================================================================================
1995
Domestic operations*                      $  887.1       $  168.7      $  673.9
Foreign operations                           245.6           10.3         205.4
Intersegment elimination                     (33.1)            --        (119.1)
--------------------------------------------------------------------------------
Total segments                             1,099.6          179.0         760.2
Corporate unallocated                           --          (37.0)        134.3
--------------------------------------------------------------------------------
  Total                                   $1,099.6       $  142.0      $  894.5
================================================================================
1994
Domestic operations*                      $  821.7       $  167.6      $  629.2
Foreign operations                           208.1           28.8         202.0
Intersegment elimination                     (29.6)            --        (135.0)
--------------------------------------------------------------------------------
Total segments                             1,000.2          196.4         696.2
Corporate unallocated                           --          (31.2)        151.3
--------------------------------------------------------------------------------
  Total                                   $1,000.2       $  165.2      $  847.5
================================================================================

*Includes total assets from discontinued operations.

16. SUPPLEMENTARY EARNINGS INFORMATION

The following expenses were included in the Consolidated Statements of Earnings for the years ended December 31, 1996, 1995 and 1994:

                                                1996          1995          1994
--------------------------------------------------------------------------------
Maintenance                                  $22,816       $22,633       $21,807
Taxes, other than
  federal income taxes:
  Payroll                                     24,633        24,379        23,684
  Property                                     4,626         4,226         4,159
  State and local                              2,901         2,601         2,105
Rent                                           9,965         8,604         8,937
Research and
  development costs                           44,125        45,130        41,747
================================================================================

--------------------------------------------------------------------------------
REPORT OF MANAGEMENT                                       Coltec Industries Inc

--------------------------------------------------------------------------------

The management of Coltec Industries Inc is responsible for the preparation of the consolidated financial statements and related financial information included in this Annual Report and for their integrity and objectivity. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and contain estimates and judgments by management as appropriate.

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

     Coltec Industries Inc's consolidated financial statements have been audited by Arthur Andersen LLP, the Company's independent public accountants. In planning and performing their audit of the Company's consolidated financial statements, the independent public accountants consider the internal control structure in determining their auditing procedures. The independent public accountants also prepare recommendations for improving policies and procedures and such recommendations are communicated to management and the Audit Committee of the Board of Directors.

     The Audit Committee, composed solely of outside directors, meets periodically with management, the independent public accountants and the internal auditors, to review matters relating to the system of internal accounting control and the Company's consolidated financial statements. Both the independent public accountants and internal auditors have direct access to the Audit Committee, with or without the presence of management, to discuss the scope and results of their audits and their comments on the adequacy of the Company's internal accounting control system.

          /s/ John W. Guffey, Jr.         /s/ David D. Harrison

             John W. Guffey, Jr.             David D. Harrison
           Chairman, President and       Executive Vice President
           Chief Executive Officer      and Chief Financial Officer

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                   Coltec Industries Inc
--------------------------------------------------------------------------------

To the Board of Directors and Shareholders of Coltec Industries Inc:

We have audited the accompanying consolidated balance sheets of Coltec Industries Inc (a Pennsylvania corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coltec Industries Inc and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Charlotte, North Carolina
January 31, 1997