Form 10-K, Exhibit 13
period 1997-12-31
COLTEC INDUSTRIES INC
filed 1998-03-26
CIK 201493

                      SELECTED CONSOLIDATED FINANCIAL DATA
                              COLTEC INDUSTRIES INC

The following table sets forth selected consolidated financial data of Coltec Industries Inc and subsidiaries (the Company) for the five years ended December 31, 1997.


                                                                             Years Ended December 31,
--------------------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share data)              1997           1996          1995           1994          1993
--------------------------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA:
Net sales                                               $1,314.9       $1,159.7      $1,099.6       $1,000.2      $1,061.4
                                                        ------------------------------------------------------------------
Operating income(a)                                        197.8          157.6         142.0          165.2         148.5
Interest expense, net                                       54.0           74.9          89.9           89.5         110.2
Income taxes                                                48.9           28.1          17.6           27.2          13.7
                                                        ------------------------------------------------------------------
Earnings from continuing operations
   before extraordinary item(a)                             94.9           54.6          34.5           48.5          24.6
Discontinued operations(b)                                     -           57.1          36.7           45.5          40.6
Extraordinary item(c)                                          -          (30.6)          (.3)          (1.5)        (17.8)
                                                        ------------------------------------------------------------------
Net earnings                                            $   94.9       $   81.1      $   70.9       $   92.5      $   47.4
                                                        ------------------------------------------------------------------
Earnings per common share:(d)
   Before extraordinary item                            $   1.42       $    .79      $    .49       $    .70      $    .35
   Discontinued operations                                     -            .82           .53            .65           .59
   Extraordinary item                                          -           (.44)            -           (.02)         (.26)
                                                        ------------------------------------------------------------------
   Net earnings                                         $   1.42       $   1.17      $   1.02       $   1.33      $    .68
                                                        ------------------------------------------------------------------
Ratio of earnings to fixed charges(e)                        3.5            2.1           1.6            1.8           1.3

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital                                         $  187.9       $  215.6      $  208.9       $  189.6      $  163.1
Total assets                                               933.0          849.5         894.5          847.5         796.5
Total debt                                                 759.4          720.3         945.8          970.1       1,033.6
Shareholders' equity                                      (359.2)        (417.0)       (453.8)        (525.6)       (625.5)
                                                        ------------------------------------------------------------------

OTHER OPERATING DATA:
Operating margin(a)                                         15.0%          13.6%         12.9%          16.5%         14.0%
Cash provided by operating activities                   $   61.4       $   49.5       $  91.0       $   98.2      $  105.2
Capital expenditures                                        81.2           44.6          42.5           38.2          38.6
Depreciation of property, plant and equipment               29.7           27.0          26.8           25.3          28.3
Order backlog (at end of period)                        $  875.6       $  678.3       $ 657.1       $  594.2      $  598.6
                                                        ------------------------------------------------------------------

Number of employees (at end of period)                     9,072          8,153         8,213          8,387         8,449
                                                        ------------------------------------------------------------------

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

(d) Represents diluted earnings per common share. See note 5 to consolidated financial statements.

(e) For purposes of calculating the ratio of earnings to fixed charges, earnings are determined by adding fixed charges (excluding capitalized interest) and income taxes to earnings from continuing operations before extraordinary item. Fixed charges consist of interest expense, capitalized interest and that portion of rental expense deemed to be representative of the interest factor.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                              COLTEC INDUSTRIES INC

                            ------------------------
                                FINANCIAL REVIEW
                            ------------------------

The financial review that follows is based on continuing operations excluding the impact of the 1996 discontinued operations discussed in note 2 to consolidated financial statements and the Company's two operating segments, Aerospace and Industrial. The 1995 information has been restated to reflect the discontinued operations and the Company's two realigned operating segments (see Industry Segment Information). Earnings per share information represents diluted earnings per common share (see note 5 to consolidated financial statements).

     The following discussion of operating results has been structured to provide an analysis from the perspective of the Company as a whole, followed by a more detailed analysis for each operating segment.

                            ------------------------
                             RESULTS OF OPERATIONS
                              1997 COMPARED TO 1996

                            ------------------------

                                 COMPANY REVIEW

Net sales for 1997 increased 12.9% to $1.31 billion from $1.16 billion in 1996 primarily driven by increases in the Aerospace Segment. Gross profit increased to $416.6 million in 1997 from $348.6 million in 1996. The gross profit margin increase in 1997 to 31.7% from 30.1% in 1996 primarily resulted from the 1996 bankruptcy of a major aerospace customer (Fokker). Selling and administrative expenses totaled $218.8 million, or 16.6%, of sales in 1997 compared to $191.0 million, or 16.5% of sales (15.9% excluding the Fokker impact) in 1996. The increase resulted from costs associated with expanding the Company's businesses, both domestically and internationally.

     Operating income amounted to $197.8 million in 1997 compared to $157.6 million for 1996. The 1996 amount includes the effect of the $14.2 million charge related to the bankruptcy of Fokker. Operating margin for 1997 was 15.0% and was 13.6% (14.8% excluding the effect of the charge related to Fokker) for 1996.

     Interest expense decreased 27.8% from $74.9 million in 1996 to $54.0 million in 1997, a result of lower interest rates primarily from refinancing high-cost, fixed-rate debt with lower-cost, variable-rate bank debt, and a full year impact of applying a substantial portion of the proceeds from the 1996 second quarter sale of the Company's automotive original equipment (OE) components operations to debt reduction.

     The effective tax rate was 34% in 1997 and 1996.

     The 1996 results of discontinued operations reflect the aforementioned 1996 second quarter sale of the automotive OE components operations as well as the 1996 fourth quarter sale of Farnam Sealing Systems. Note 2 to consolidated financial statements describes these transactions.

     The 1996 extraordinary charge of $30.6 million relates to the refinancing of high-cost, fixed-rate debt with lower-cost, variable-rate bank debt. In January and December 1996, the Company redeemed $605.8 million of such high-cost debt.

     Net earnings and earnings from continuing operations were $94.9 million, or $1.42 per share, in 1997 while 1996 net earnings amounted to $81.1 million, or $1.17 per share with earnings from continuing operations for 1996 of $54.6 million, or $0.79 per share. The 1996 charge related to Fokker impacted earnings by $0.13 per share. The reduction in interest expense increased earnings by $0.20 per share in 1997.

                           SEGMENT REVIEW - AEROSPACE

Sales in 1997 for the Aerospace Segment aggregated $558.3 million, a 28.8% increase over 1996 sales of $433.5 million. At Menasco, sales increased significantly due to rising commercial aircraft production as well as improved military sales. Menasco deliveries of main landing gear systems for the Boeing 737 increased to 196 shipsets in 1997 from 72 shipsets in 1996, while military sales benefited primarily from higher shipset deliveries for the F-15 and F-16 programs (151 shipsets in 1997 versus 83 shipsets in 1996). At Chandler Evans, higher sales were primarily due to increased sales of spare parts while original equipment sales also improved. Aerospace Segment sales were favorably impacted by the acquisition of AMI Industries Inc. in July 1997 (see note 2 to consolidated financial statements). Sales in 1997 for the other aerospace businesses increased due to increased sales volumes resulting from the continued strengthening of the commercial aircraft market and regional airlines.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                              COLTEC INDUSTRIES INC


     Operating income for the Aerospace Segment increased 33.3% to $87.7 million in 1997 from $65.8 million in 1996, excluding the 1996 charge for the Fokker bankruptcy. The Segment's operating margin for 1997 was 15.7% versus 15.2% in 1996 excluding the Fokker bankruptcy charge. At the Menasco Aerospace division, operating margin was impacted by improved manufacturing efficiencies due to higher production. Chandler Evans realized higher margins due to higher after-market sales and selling price increases for certain products. The increase was also driven by higher sales volumes and improved margins for the other engine components businesses.

                       SEGMENT REVIEW - INDUSTRIAL

Industrial Segment sales increased to $757.6 million in 1997 from $726.9 million in 1996. During 1997, Quincy Compressor and Fairbanks Morse Engine (FM Engine) divisions had significant sales volume increases. The FM Engine increase was due to increased orders and the recovery from a ten-week strike in 1996. Garlock Sealing Technologies (Garlock) also experienced sales increases in part as a result of the Company's acquisition of the sheet rubber and conveyor belt business from Dana Corporation's Boston Weatherhead division (see note 2 to consolidated financial statements). The above increases were partially offset by lower sales volumes at Holley Performance Products (Holley).

     Operating income for the Industrial Segment was $149.8 million in 1997 compared to $147.1 million in 1996. The Segment's operating margin for 1997 was 19.8% compared to 20.2% in 1996. Operating income increased for Quincy Compressor and FM Engine due to the higher sales volumes as mentioned above while Garlock was impacted by increased costs related to international initiatives. Holley's operating income was lower as a result of decreased sales volumes.

                            ------------------------
                              RESULTS OF OPERATIONS
                              1996 COMPARED TO 1995
                            ------------------------

                                 COMPANY REVIEW

Net sales for 1996 increased 5.5% to $1.16 billion from $1.10 billion in 1995 primarily due to increases in the Aerospace Segment. Gross profit decreased to $348.6 million in 1996 from $355.4 million in 1995. The gross profit decline in 1996 to 30.1% from 32.3% in 1995 stemmed from the impact of the bankruptcy of a major aerospace customer (Fokker), increased spending related to asbestos (see note 16 to consolidated financial statements) and higher other manufacturing costs. Selling and administrative expenses totaled $191.0 million, or 16.5% of sales (15.9% excluding the Fokker impact), in 1996 compared to $186.4 million, or 17.0% of sales, in 1995.

     Operating income amounted to $157.6 million in 1996 compared to $142.0 million for 1995. These amounts include the effect of the $14.2 million charge in 1996 related to the bankruptcy of Fokker and the 1995 special charge of $27.0 million. Operating margin for 1996 was 13.6% (14.8% excluding the effect of the charge related to Fokker) and 1995 was 12.9% (15.4% excluding the special charge). The margin decrease to 14.8% from 15.4% related to the same reasons as those stated to explain the decrease in overall gross profit margin (excluding Fokker).

     Interest expense decreased 16.7% from $89.9 million in 1995 to $74.9 million in 1996, a direct result of applying a substantial portion of the proceeds from the second quarter sale of the Company's automotive original equipment (OE) components operations to debt reduction. The Company also benefited from the January 1996 redemption of $46.4 million of 11 1/4% debentures which was funded with lower-cost, variable-rate bank debt.

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

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                              COLTEC INDUSTRIES INC


     As a result of the foregoing, net earnings were $81.1 million, or $1.17 per share, in 1996 while 1995 net earnings amounted to $70.9 million, or $1.02 per share. Earnings from continuing operations in 1996 were $54.6 million, or $0.79 per share, compared to 1995 earnings from continuing operations of $34.5 million, or $0.49 per share. The 1996 charge related to Fokker impacted earnings by $0.13 per share while the 1995 special charge affected earnings by $0.25 per share. The aforementioned reduction in interest expense increased earnings by $0.14 per share in 1996.


                           SEGMENT REVIEW - AEROSPACE

Sales in 1996 for the Aerospace Segment aggregated $433.5 million, a 14.6% increase over 1995 sales of $378.3 million. At Menasco, deliveries doubled in 1996 (41 versus 20) for shipsets of landing gear systems for the Boeing 777 while shipset deliveries for the McDonnell Douglas MD-80 increased more than 50%. These increases more than offset the lost business for the F-70 and F-100 programs due to the bankruptcy of Fokker. Sales for Walbar increased significantly due to a change in the billing practices for consigned inventory at its Arizona facility although profitability levels were not affected. Sales in 1996 for the other aerospace businesses increased due to higher sales volumes resulting from the continued strength of the commercial and regional airline markets as well as higher selling prices for certain products and new product sales.

     Operating income for the Aerospace Segment increased 18.0% to $65.8 million in 1996 from $55.8 million in 1995, excluding the 1996 charge for the Fokker bankruptcy and the 1995 special charge. Excluding such charges, the Segment's operating margin for 1996 was 15.2% versus 14.7% in 1995. Contributing to this increase were the significant improvement in 1996 operating results of Walbar's Canadian operations due to the closing of the compressor blade facility as well as higher margins which were obtained for its turbine blade business. The increase was also driven by higher sales volumes and improved margins for the other engine components businesses. At Menasco, operating results were flat compared to 1995 with the improvement from the Boeing 777 and MD-80 programs offsetting the loss of the Fokker business. Menasco was also impacted by a less favorable mix of landing gear systems for certain commercial airline programs.


                          SEGMENT REVIEW - INDUSTRIAL

Industrial Segment sales increased slightly to $726.9 million in 1996 from $722.6 million in 1995. During 1996, Garlock realized the full year benefit of its December 1995 acquisition of certain assets of Furon Company's metallic gasket business. Garlock's sales were also favorably impacted by continued volume increases for KLOZURE oil seals, cut gaskets and GYLON gasketing products. Moderate sales increases were registered by the Holley and France Compressor Products (France Compressor) divisions. FM Engine sales were unfavorably affected by lower shipments of commercial, government and Alco engines due to the effects of a ten-week strike. The Stemco division also experienced a downturn in sales due to lower trailer production levels.

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

     Aerospace: Menasco landing gear and flight control actuation systems; Walbar blades, vanes and discs for jet and other gas turbine engines; Chandler Evans fuel pumps and control systems; Delavan gas turbine products; Lewis Engineering cockpit instrumentation and sensors; AMI flight attendant seats.

     Industrial: Garlock seals, gaskets, packings, bearings, valves and tape; Quincy air compressors; Delavan spray nozzles; France Compressor products; FM Engine large diesel and dual-fuel engines; Haber and Sterling dies; Holley aftermarket automotive products; Ortman Fluid Power cylinders.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                              COLTEC INDUSTRIES INC


     The following table shows financial information by industry segment for the five years ended December 31, 1997.

                                                                  Years Ended December 31,
--------------------------------------------------------------------------------------------------------------
(Dollars in millions)                       1997           1996           1995           1994          1993
--------------------------------------------------------------------------------------------------------------
Net sales:
 Aerospace                                $  558.3       $  433.5       $  378.3       $  339.2      $  356.9
 Industrial                                  757.6          726.9          722.6          662.7         705.4
 Intersegment elimination(a)                  (1.0)           (.7)          (1.3)          (1.7)          (.9)
                                          -------------------------------------------------------------------
    Total                                 $1,314.9       $1,159.7       $1,099.6       $1,000.2      $1,061.4
                                          -------------------------------------------------------------------
Operating income:(b)
 Aerospace                                $   87.7       $   51.6       $   32.4       $   51.0      $   44.5
 Industrial                                  149.8          147.1          146.6          145.4         135.6
                                          -------------------------------------------------------------------
 Total segments                              237.5          198.7          179.0          196.4         180.1
 Corporate unallocated(c)                    (39.7)         (41.1)         (37.0)         (31.2)        (31.6)
                                          -------------------------------------------------------------------
    Total                                 $  197.8       $  157.6       $  142.0       $  165.2      $  148.5
                                          -------------------------------------------------------------------
Operating margin:(b)
 Aerospace                                    15.7%          11.9%           8.6%          15.0%         12.5%
 Industrial                                   19.8           20.2           20.3           21.9          19.2
                                          -------------------------------------------------------------------
    Total                                     15.0%          13.6%          12.9%          16.5%         14.0%
                                          -------------------------------------------------------------------
Return on total assets:(b)(d)

 Aerospace                                    20.1%          12.4%           8.3%          14.3%         12.7%
 Industrial                                   48.2           51.2           49.1           53.3          49.8
                                          -------------------------------------------------------------------
    Total                                     21.2%          18.5%          15.9%          19.5%         18.6%
                                          -------------------------------------------------------------------
Backlog:(e)
 Aerospace                                $  734.3       $  560.7       $  538.0       $  445.7      $  475.1
 Industrial                                  142.0          117.8          119.5          148.5         124.0
 Intersegment elimination                      (.7)           (.2)           (.4)           -             (.5)
                                          -------------------------------------------------------------------
    Total                                 $  875.6       $  678.3       $  657.1       $  594.2      $  598.6
                                          -------------------------------------------------------------------

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

(e) Of the $875.6 million backlog at December 31, 1997, $267.2 million was scheduled to be shipped after 1998.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                              COLTEC INDUSTRIES INC


                            ------------------------

                                 LIQUIDITY AND
                               CAPITAL RESOURCES
                            ------------------------

                                   CASH FLOWS

The Company generated cash from operations of $61.4 million in 1997 compared to $49.5 million in 1996. The increase in operating cash flows stemmed from the increase in net earnings. The increase in inventory in response to the ramp-up for certain aircraft was offset by the increase in accounts payable. Working capital at December 31, 1997 of $187.9 million was $27.7 million lower than year-end 1996 as a result of the sale of $82.5 million of trade accounts receivable (see note 6 to consolidated financial statements) partially offset by a $12.5 million increase of accounts receivable prior to sale and a $52.5 million increase of inventories. The 1997 ratio of current assets to current liabilities was 1.78 compared to 1.95 in 1996. Cash and cash equivalents decreased to $14.7 million in 1997 from $15.0 million in 1996.

     Net cash used in investing activities in 1997 included $81.2 million of capital expenditures and $60.7 million for business acquisitions (see note 2 to consolidated financial statements). Net cash provided by investing activities of $284.6 million in 1996 consisted of proceeds from divestitures amounting to $329.1 million (see note 2 to consolidated financial statements) with capital expenditures totaling $44.6 million.

     Financing activities in 1997 generated $80.2 million primarily from the $82.5 million proceeds from sale of accounts receivable (see note 6 to consolidated financial statements). The purchase of $42.7 million of treasury stock was offset by a $39.5 million net increase in the Company's revolving facility. Financing activities in 1996 used cash of $323.0 million. A substantial portion of the proceeds from the 1996 second quarter sale of the Company's automotive OE components operations was applied to debt reduction. During 1996, the Company refinanced $617.0 million of high-cost, fixed-rate debt with lower-cost, variable-rate bank debt. The Company also purchased treasury stock with a cost of $46.4 million.

                              CAPITAL EXPENDITURES

Capital expenditures increased to $81.2 million in 1997 from $50.0 million in 1996 and $42.5 million in 1995, as the Company continues to invest in capital improvements to increase efficiency, reduce costs, pursue new opportunities, expand production capacity and improve facilities. The level of capital expenditures has and will vary from year to year, affected by the timing of capital spending for production equipment for new products, periodic plant and facility expansion as well as cost reduction and labor efficiency programs. Capital expenditures during 1997 included amounts for the construction and equipment purchases for significant production expansions at Menasco's original equipment facilities. The Company estimates capital expenditures for 1998 to approximate $60.0 million, including amounts for equipment purchases related to capacity expansions and upgrades.

                              ENVIRONMENTAL MATTERS


The Company's operations are subject to extensive laws and regulations governing air emissions, wastewater discharges and solid and hazardous waste management activities. The Company takes a proactive approach in addressing the applicability of these laws and regulations as they relate to its manufacturing operations and in proposing and implementing any remedial plans that may be necessary. The Company has identified certain situations that will require future capital and non-capital expenditures to maintain or improve compliance with current environmental laws and regulations. The majority of the identified situations relate to remediation projects at former operating sites which have been sold or closed and primarily deal with soil and groundwater remediation.

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

     The Company's policy is to accrue environmental remediation costs when it is both probable that a liability was incurred and the amount can be reasonably estimated.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                              COLTEC INDUSTRIES INC


While it is often difficult to reasonably quantify future environmental-related expenditures, the Company currently estimates its future non-capital expenditures related to environmental matters to range between $27.0 million and $50.0 million. In connection with these expenditures, the Company had accrued $31.7 million at December 31, 1997, representing management's best estimate of probable non-capital environmental expenditures. These non-capital expenditures are estimated to be incurred over the next 10 to 20 years. In addition, capital expenditures aggregating $5.0 million may be required during the next two years related to environmental matters. Although the Company is pursuing insurance recovery in connection with certain of these matters, no receivable has been recorded with respect to any potential recovery of costs in connection with any environmental matter. During 1997, costs associated with environmental remediation and ongoing assessment were not significant. See notes 1 and 16 to consolidated financial statements.

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

                               ASBESTOS LITIGATION

The Company and certain of its subsidiaries are defendants in various lawsuits involving asbestos-containing products. See note 16 to consolidated financial statements for information on asbestos litigation.

                                OTHER COMMITMENTS

Liabilities of discontinued operations at December 31, 1997 of $159.9 million relate to contingent contractual obligations, reserves for postretirement benefits and other future estimated costs for various discontinued operations. The Company expects future cash payments will extend at least over the next five to ten years.

     As in the case with most other companies, the Company recognizes the need to ensure its operations will not be adversely impacted by the Year 2000 date transition and is faced with the task of addressing related issues. The Company is evaluating whether the effect of the Year 2000 transition issues resulting from relationships with customers, suppliers and other constituents will have an impact on the Company's results of operations or financial condition. At December 31, 1997, the Company estimates that expenditures over the next two years for the cost of modifying its existing software for the Year 2000 date transition will have an immaterial impact on consolidated operating results.

                               FINANCIAL RESOURCES

At December 31, 1997, total debt was $759.4 million compared with $720.3 million at year-end 1996. In December 1996, the Company amended its existing credit facility increasing the total commitment to $850.0 million from $465.0 million and extending the maturity date to December 15, 2001. The additional commitment was used to redeem substantially all of the Company's outstanding high-cost, fixed-rate debt. The amended credit facility also provides for a maximum issuance of $125.0 million for letters of credit and reductions in the total commitment of $75.0 million and $100.0 million at December 15, 1999 and 2000, respectively. In December 1997, the Company amended this credit facility to establish an $80.0 million sublimit for Canadian borrowings under the existing facility. At December 31, 1997, $697.5 million of borrowings and $40.1 million of letters of credit were outstanding under the credit facility, leaving availability of $112.4 million. The Company believes that internally generated funds and borrowings available under its credit facility will be sufficient to meet its foreseeable working capital, capital expenditure and debt service requirements.

     During 1997, the Company entered into interest rate swaps to reduce (hedge) the impact of interest rate changes for variable rate borrowings under its credit facility. The agreements include an aggregate notional amount of $405.0 million, fixed interest rates ranging from 5.78% to 6.40% and maturity dates ranging from April 1998 to October 2002.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                              COLTEC INDUSTRIES INC


                            ------------------------
                            QUARTERLY FINANCIAL DATA
                            ------------------------

The following table sets forth quarterly financial data for the years ended 1997 and 1996.

                                                                                Quarter
----------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                     1st              2nd              3rd              4th
----------------------------------------------------------------------------------------------------------------
1997
Net sales                                            $309,172         $322,227         $324,453        $359,017
                                                     ----------------------------------------------------------
Gross profit                                           97,497          105,090          102,981         111,032
                                                     ----------------------------------------------------------
Operating income                                       44,928           48,754           49,194          54,916
Earnings from continuing operations before
 extraordinary item                                    21,492           23,808           23,321          26,253
Discontinued operations                                     -                -                -               -
Extraordinary item                                          -                -                -               -
                                                     ----------------------------------------------------------
Net earnings                                         $ 21,492         $ 23,808         $ 23,321        $ 26,253
                                                     ----------------------------------------------------------
Earnings per common share(a)
 Before extraordinary item                           $    .32         $    .36         $    .35        $    .39
 Discontinued operations                                    -                -                -               -
 Extraordinary item                                         -                -                -               -
                                                     ----------------------------------------------------------
 Net earnings                                        $    .32         $    .36         $    .35        $    .39
                                                     ----------------------------------------------------------

1996
Net sales                                            $281,198         $293,015         $287,216        $298,262
                                                     ----------------------------------------------------------
Gross profit                                           73,182           93,654           85,858          95,874
                                                     ----------------------------------------------------------
Operating income                                       21,331           44,888           42,140          49,216
Earnings from continuing operations before
 extraordinary item                                       127           16,217           16,562          21,664
Discontinued operations(b)                              7,649           43,507            1,509           4,518
Extraordinary item(c)                                  (1,822)               -              (59)        (28,733)
                                                     ----------------------------------------------------------
Net earnings                                         $  5,954         $ 59,724         $ 18,012        $ (2,551)
                                                     ----------------------------------------------------------

Earnings per common share(a)
 Before extraordinary item                           $      -         $    .23         $    .24        $    .32
 Discontinued operations                                  .11              .63              .02             .06
 Extraordinary item                                      (.02)               -                -            (.42)
                                                     ----------------------------------------------------------
 Net earnings                                        $    .09         $    .86         $    .26        $   (.04)
                                                     ----------------------------------------------------------

(a)  See note 5 to consolidated financial statements.

(b)  See note 2 to consolidated financial statements.

(c)  See note 3 to consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF EARNINGS
                              COLTEC INDUSTRIES INC


                                                             Years Ended December 31,
-------------------------------------------------------------------------------------------------
(In thousands, except per share data)                1997                1996               1995
-------------------------------------------------------------------------------------------------
Net sales                                      $1,314,869          $1,159,691         $1,099,624
Cost of sales                                     898,269             811,123            744,201
                                               -------------------------------------------------
Gross profit                                      416,600             348,568            355,423
Selling and administrative                        218,808             190,993            186,401
Special charges                                         -                   -             27,000
                                               -------------------------------------------------

Operating income                                  197,792             157,575            142,022

Interest expense and other, net                    54,043              74,894             89,886
                                               -------------------------------------------------
Earnings from continuing operations before
   income taxes and extraordinary item            143,749              82,681             52,136

Income taxes                                       48,875              28,111             17,615
                                               -------------------------------------------------

Earnings from continuing operations
   before extraordinary item                       94,874              54,570             34,521
                                               -------------------------------------------------

Discontinued operations (net of tax)
   Income from operations                               -              19,252             36,639

   Gain on sale                                         -              37,931                  -
                                               -------------------------------------------------
      Total discontinued operations                     -              57,183             36,639
                                               -------------------------------------------------

Extraordinary item (net of tax)                         -             (30,614)              (254)
                                               -------------------------------------------------

Net earnings                                   $   94,874          $   81,139         $   70,906
                                               -------------------------------------------------

Basic earnings per common share
   Before extraordinary item                   $     1.44          $      .79         $      .49
                                               -------------------------------------------------
   Discontinued operations
      Income from operations                            -                 .28                .53
      Gain on sale                                      -                 .55                  -
                                               -------------------------------------------------
         Total discontinued operations                  -                 .83                .53
                                               -------------------------------------------------
   Extraordinary item                                   -                (.44)                 -
   Net earnings                                $     1.44          $     1.18         $     1.02

Weighted-average common shares                     65,896              69,091             69,839
                                               -------------------------------------------------
Diluted earnings per common share
   Before extraordinary item                   $     1.42          $      .79          $     .49
                                               -------------------------------------------------
   Discontinued operations
      Income from operations                            -                 .28                .53
      Gain on sale                                      -                 .54                  -
                                               -------------------------------------------------
         Total discontinued operations                  -                 .82                .53
                                               -------------------------------------------------
   Extraordinary item                                   -                (.44)                 -
   Net earnings                                $     1.42          $     1.17          $    1.02

Diluted weighted-average common shares             66,911              69,376             69,839
                                               -------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                           CONSOLIDATED BALANCE SHEETS
                              COLTEC INDUSTRIES INC



                                                                                    December 31,
-------------------------------------------------------------------------------------------------------
(In thousands, except share data)                                              1997               1996
-------------------------------------------------------------------------------------------------------
ASSETS
Current assets
   Cash and cash equivalents                                             $   14,693         $   15,029
   Accounts and notes receivable, net of allowance
      of $2,894 in 1997 and $2,007 in 1996                                  120,311            190,325
   Inventory, net                                                           256,736            204,198
   Deferred income taxes                                                     15,195             10,524
   Other current assets                                                      20,508             22,895
                                                                         -----------------------------
      Total current assets                                                  427,443            442,971
Property, plant and equipment, net                                          287,619            214,790
Costs in excess of net assets acquired, net                                 157,751            132,872
Other assets                                                                 60,221             58,869
                                                                         -----------------------------
                                                                         $  933,034         $  849,502
                                                                         =============================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Current portion of long-term debt                                     $    1,811         $    2,528
   Accounts payable                                                          93,799             55,410
   Accrued expenses                                                         138,969            155,229
   Current portion of liabilities of discontinued operations                  4,999             14,229
                                                                         -----------------------------
      Total current liabilities                                             239,578            227,396
Long-term debt                                                              757,578            717,722
Deferred income taxes                                                        79,229             50,646
Other liabilities                                                            60,892            100,005
Liabilities of discontinued operations                                      154,918            170,740
Commitments and contingencies

Shareholders' equity
   Preferred stock - $.01 par value, 2,500,000 shares authorized,
      issued and outstanding - none                                               -                  -
   Common stock - $.01 par value, 100,000,000 shares
      authorized, 70,501,948 and 70,398,661 shares issued
      at December 31, 1997 and 1996, respectively (excluding
      25,000,000 shares held by a wholly owned subsidiary)                      705                704
   Capital surplus                                                          642,828            643,221
   Retained deficit                                                        (912,029)        (1,006,903)
   Unearned compensation                                                     (2,721)            (2,136)
   Minimum pension liability                                                 (1,646)            (3,200)
   Foreign currency translation adjustments                                  (6,745)            (1,151)
                                                                         -----------------------------
                                                                           (279,608)          (369,465)
   Less cost of 4,666,406 and 3,182,822 shares of common stock
      in treasury at December 31, 1997 and 1996, respectively               (79,553)           (47,542)
                                                                         -----------------------------
                                                                           (359,161)          (417,007)

                                                                         -----------------------------
                                                                          $ 933,034         $  849,502
                                                                         =============================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             COLTEC INDUSTRIES INC


                                                                                      Years Ended December 31,
-------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                               1997                1996               1995
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                            $  94,874           $  81,139           $ 70,906
Adjustments to reconcile net earnings to cash
   provided by operating activities
   Gain on divestitures                                                         -             (66,791)                 -
   Extraordinary item                                                           -              51,001                390
   Special charge provision                                                     -                   -             27,000
   Depreciation and amortization                                           38,415              36,014             42,086
   Deferred income taxes                                                   24,791              39,146              5,665
   Payments of liabilities of discontinued operations                     (25,052)            (19,563)            (2,504)
   Special charge payments                                                (11,746)             (6,309)            (8,945)
   Foreign currency translation adjustment                                 (5,594)                665             (1,135)
   Other operating items                                                   (6,951)             (4,370)            19,791
   Changes in assets and liabilities, net of effects from
      acquisitions and divestitures:
         Accounts and notes receivable                                     (4,263)            (42,602)            (6,632)
         Inventories                                                      (42,508)              2,704            (32,373)
         Other current assets                                               3,455                (617)             3,762
         Accounts payable                                                  35,963                 (55)            (4,283)
         Accrued expenses                                                 (18,972)            (21,302)           (21,071)
         Accrued pension liability                                        (20,993)                443             (1,649)
                                                                        ------------------------------------------------
   Cash provided by operating activities                                   61,419              49,503             91,008
                                                                        ------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from divestitures                                                      -             329,113                  -
Capital expenditures                                                      (81,218)            (44,550)           (42,496)
Acquisition of businesses                                                 (60,711)                  -            (21,750)
Other    -                                                                      -                   -             (2,512)
                                                                        ------------------------------------------------

   Cash provided by (used in) investing activities                       (141,929)            284,563            (66,758)
                                                                        ------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt refinancing                                                  -             542,000                  -
Issuance of long-term debt                                                    813                   -             19,070
Repayment of long-term debt                                                (8,113)           (622,582)           (13,537)
Increase (decrease) in revolving facility, net                             39,500            (196,000)           (30,000)
Purchase of treasury stock                                                (42,695)            (46,426)                 -
Proceeds from sale of accounts receivable                                  82,500                   -                  -
Proceeds from exercise of stock options                                     8,169                   -                  -
                                                                        ------------------------------------------------

   Cash provided by (used in) financing activities                         80,174            (323,008)           (24,467)
                                                                        ------------------------------------------------

Increase (decrease) in cash and cash equivalents                             (336)             11,058               (217)
Cash and cash equivalents - beginning of year                              15,029               3,971              4,188
                                                                        ------------------------------------------------
Cash and cash equivalents - end of year                                 $  14,693           $  15,029           $  3,971
                                                                        ------------------------------------------------

Supplemental cash flow data:
   Cash paid for:
      Interest                                                          $  50,207           $  74,870           $ 92,292
      Income taxes                                                         19,327              27,667             41,685
                                                                        ================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             COLTEC INDUSTRIES INC


                                                                                               Foreign
                                   Common Stock                                      Minimum   Currency    Treasury Stock
                                  -------------- Capital     Retained    Unearned    Pension  Translation  --------------
(In thousands)                    Shares Amount  Surplus      Deficit  Compensation Liability Adjustments  Shares  Amount  Total
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994        70,016 $700   $638,407  $(1,158,948)  $(3,480)    $    -     $  (681)     (99) ($1,599) $(525,601)
Net earnings                                                   70,906                                                       70,906
Issuance of restricted stock, net     61    1      1,006                  1,072                             (26)    (422)    1,657
Exercise of stock options                            (30)                                                    25      405       375
Tax benefit from stock option
   and incentive plan                                 36                                                                        36
Foreign currency translation
   adjustments                                                                                  (1,135)                     (1,135)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995        70,077  701     639,419  (1,088,042)   (2,408)         -      (1,816)    (100)  (1,616) (453,762)
Net earnings                                                   81,139                                                       81,139
Repurchase of common stock                                                                               (3,129) (46,426)  (46,426)
Issuance of restricted stock, net    322    3       3,941                   272                             (10)    (142)    4,074
Exercise of stock options                                                                                    56      642       642
Tax benefit from stock option
   and incentive plan                               (139)                                                                     (139)
Minimum pension liability                                                           (3,200)                                 (3,200)
Foreign currency translation
   adjustments                                                                                     665                         665
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996        70,399  704    643,221   (1,006,903)   (2,136)    (3,200)     (1,151)  (3,183) (47,542) (417,007)
Net earnings                                                   94,874                                                       94,874
Repurchase of common stock                                                                               (2,160) (42,695)  (42,695)
Issuance of restricted stock, net    103    1      2,173                   (585)                             (4)     (51)    1,538
Exercise of stock options                         (2,566)                                                   681   10,735     8,169
Minimum pension liability                                                            1,554                                   1,554
Foreign currency translation
   adjustments                                                                                  (5,594)                     (5,594)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997        70,502 $705   $642,828  $  (912,029)  $(2,721)   $(1,646)    $(6,745)  (4,666) $(79,553)$(359,161)
===================================================================================================================================


The accompanying notes to consolidated financial statements are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              COLTEC INDUSTRIES INC


(Dollars in thousands)

                       ---------------------------------
                       1. SUMMARY OF ACCOUNTING POLICIES
                       ---------------------------------

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

     Certain 1996 and 1995 amounts have been reclassified to conform to the 1997 presentation.

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

Inventories: Inventories, including inventories under long-term commercial and government contracts and programs, are valued at the lower of cost or market. Cost elements included in inventory are material, labor and factory overhead, primarily using standard cost, which approximates actual cost. Cost on approximately 50% of the domestic inventory at December 31, 1997 and 1996 was determined on the last-in, first-out basis. Cost on the remainder of the inventory is generally determined on the first-in, first-out basis.

Property, Plant and Equipment: Property, plant and equipment is carried at cost. Depreciation of plant and equipment is provided generally by using the straight-line method, based on estimated useful lives of the assets. The ranges of estimated useful lives used in computing depreciation for financial reporting are as follows:

                                                           Years
--------------------------------------------------------------------------------
   Land improvements                                        5-40
   Buildings and equipment                                 10-45

   Machinery and equipment                                  3-20
--------------------------------------------------------------------------------

     For leasehold improvements, the estimated useful life is the lesser of the asset life or the lease term.

     Renewals and betterments are capitalized by additions to the related asset accounts, while repair and maintenance costs are charged against earnings.

Costs in Excess of Net Assets Acquired: It is the Company's policy to amortize the excess costs arising from acquisitions on a straight-line basis over periods not to exceed 40 years. In evaluating the value and future benefits of the excess costs arising from acquisitions, the recoverability from operating income is measured. Under this approach, the carrying value would be reduced if it is probable that management's best estimate of future operating income from related operations before amortization will be less than the carrying amount of the excess costs arising from acquisitions over the remaining amortization period. At December 31, 1997 and 1996, accumulated amortization related to all completed acquisitions was $74,013 and $68,045, respectively.

Income Taxes: Income taxes are provided using the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              COLTEC INDUSTRIES INC


Start-up Costs: Start-up costs related to new operations and new product lines are expensed as incurred.

Cash and Cash Equivalents: The Company considers all short-term investments purchased with a maturity of three months or less to be cash equivalents.

Foreign Currency Translation: The financial statements of foreign subsidiaries were prepared in their respective local currencies and were translated into U.S. dollars at year-end rates for assets and liabilities and at monthly weighted-average rates for income and expenses. Translation adjustments are included in shareholders' equity in the Consolidated Balance Sheets. Foreign currency transaction gains and losses are included in net earnings. For 1997, 1996 and 1995, such gains and losses were not significant.


                        --------------------------------
                        2. ACQUISITIONS AND DIVESTITURES
                        --------------------------------

     On June 30, 1997, the Company acquired the assets of AMI Industries Inc.
(AMI), a Colorado-based manufacturer of flight attendant and cockpit seats for commercial aircraft, for approximately $25,000. The purchase agreement also includes contingent payments based on earning levels for the years ended December 31, 1997-2000. These contingent payments will be recorded as additional purchase price and amortized over the remaining life of goodwill. For financial statement purposes, the acquisition was accounted for as a purchase and, accordingly, AMI's results are included in the Company's consolidated financial statements since the date of acquisition. The purchase price, which was financed through available cash resources, has been allocated to the acquired assets based upon their fair market values. The $12,200 excess of the purchase price over net assets is being amortized over 25 years. AMI expects annual sales to approximate $40,000.

     On October 7, 1997, the Company acquired the assets of the sheet rubber and conveyor belt business of Dana Corporation's Boston Weatherhead division for $28,000. Annualized sales are expected to approximate $35,000. The acquisition was accounted for as a purchase and its results are included in the Company's consolidated financial statements since the date of acquisition. The purchase price, which was also financed through available cash resources, has been allocated to the acquired assets based upon their fair market values. The $6,900 excess of the purchase price over net assets is being amortized over 25 years.

     The impact of these acquisitions was not material in relation to the Company's results of operations. Consequently, pro forma information is not presented. The Company also had several small acquisitions during 1997, which were not material to the Company's financial position or results of operations.

     In June 1996, the Company sold Holley Automotive, Coltec Automotive and Performance Friction Products to Borg-Warner Automotive, Inc. for $296,522 in cash. In December 1996, Coltec sold Farnam Sealing Systems division to Meillor SA for $20,728 in cash and a note receivable for $3,000. The sale of these automotive original equipment (OE) components businesses resulted in an after-tax gain of $37,931 (net of income taxes of $25,332), net of liabilities retained, transaction costs and obligations relating to the sales. The sale of the automotive OE components businesses represented a disposal of the Company's Automotive Segment. Accordingly, the 1996 and 1995 Consolidated Statements of Earnings were restated to reflect the operations of the automotive OE components businesses as a discontinued operation. Net sales of the discontinued automotive OE components businesses were $182,599 and $302,260 in 1996 and 1995, respectively.

     In December 1996, the Company also sold the exhaust systems and components business of its Stemco division for $11,863 resulting in a pre-tax gain of $3,528. Such gain is reflected in the 1996 Consolidated Statement of Earnings in continuing operations. Net sales of the exhaust systems and components business were $18,085 and $20,503 in 1996 and 1995, respectively.

                             ---------------------

                             3. EXTRAORDIANRY ITEM
                             ---------------------

In 1996, the Company redeemed all of its outstanding 11 1/4% debentures and substantially all of its outstanding 9 3/4% and 10 1/4% senior notes at redemption prices ranging from 105.125% to 106.987% of par. The redemption of these notes including consent payments resulted in an extraordinary charge of $30,614, net of income taxes of $20,387.

     The Company incurred extraordinary charges of $254, net of income taxes of $136, in 1995 in connection with early retirement of debt.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              COLTEC INDUSTRIES INC


                               ------------------
                               4. SPECIAL CHARGES
                               ------------------

In the third quarter of 1995, the Company recorded a special charge of $27,000, primarily to cover the costs of closing the Walbar compressor blade facility in Canada. The facility was closed during 1996. The charge also covered selected workforce reductions throughout the Company. The special charge included costs to cover the cancellation of contractual obligations resulting from the decision to close the Walbar facility, asset write-downs, severance and employee-related costs and other costs necessary to implement the shutdown of the Walbar facility and selected workforce reductions throughout the Company.

   At December 31, 1997 all related costs had been charged and the remaining accrual was reversed. The activity in the related reserve through December 31, 1997 was as follows:


              Contractual  Asset
              Obligations Writedowns Severance   Other     Total
--------------------------------------------------------------------------------
1995 charge     $ 9,065    $ 7,845   $ 5,084   $ 5,006  $ 27,000
1995 activity       (65)    (4,549)   (1,778)   (2,553)   (8,945)
--------------------------------------------------------------------------------
December 31,
   1995           9,000      3,296     3,306     2,453    18,055
1996 activity      (961)    (1,875)   (1,876)   (1,597)   (6,309)
--------------------------------------------------------------------------------
December 31,
   1996           8,039      1,421     1,430       856    11,746
1997 activity    (1,200)         -      (517)      (29)   (1,746)
Reversal         (6,839)    (1,421)     (913)     (827)  (10,000)
--------------------------------------------------------------------------------

December 31,
   1997         $     -    $     -   $      -  $     -  $      -
--------------------------------------------------------------------------------

     In the third quarter of 1997, the Company recorded a special charge of $10,000, to cover the restructuring of its Industrial Segment. This special charge included the costs of closing its FMD Electronics operations in Roscoe, Illinois and its Ortman Fluid Power operations in Hammond, Indiana. The special charge also included the costs to restructure the Company's Industrial Segment businesses in Canada and Germany and certain termination costs related to the relocation of the Delavan Commercial divisional headquarters to North Carolina. The third quarter 1997 charge included costs resulting from cancellation of contractual obligations, asset writedowns, severance and employee-related costs and other costs to shut down these facilities that will not benefit future operations. The related reserve activity for the year ended December 31, 1997 was as follows:


               Contractual  Asset
               Obligations Writedowns Severance  Other     Total
--------------------------------------------------------------------------------
1997 charge       $641      $1,049    $5,425   $2,885    $10,000
1997 activity      641       1,049     5,425    2,885     10,000
--------------------------------------------------------------------------------
December 31,
   1997           $  -      $    -    $    -   $    -    $     -
--------------------------------------------------------------------------------

                             ---------------------
                             5. EARNINGS PER SHARE
                             ---------------------

In 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share, effective December 15, 1997. The Company's reported earnings per common share for 1996 and 1995 equaled diluted earnings per share as set forth in SFAS No. 128. As a result, the Company's reported earnings per share for 1996 and 1995 were not restated.

     Basic earnings per common share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the year. Diluted earnings per common share is computed by using the treasury stock method to determine shares related to stock options and restricted stock.


(In thousands)                     1997        1996       1995
--------------------------------------------------------------------------------
Weighted-average
   common shares                 65,896      69,091     69,839
Stock options and restricted
   stock issued                   1,015         285          -
--------------------------------------------------------------------------------
Diluted weighted-average
   common shares                 66,911      69,376     69,839
--------------------------------------------------------------------------------



                         ------------------------------
                         6. SALE OF ACCOUNTS RECEIVABLE
                         ------------------------------

In September 1997, the Company and certain of its subsidiaries sold their U.S. and Canadian customer trade receivables to CNC Finance LLC (CNC Finance), a wholly-owned bankruptcy remote subsidiary of the Company. CNC Finance entered into a three-year agreement to sell without recourse, on a revolving basis, an undivided fractional ownership interest in the receivables, based on the level of eligible receivables, up to a maximum of $85,000 to a special purpose entity of a financial institution. At December 31, 1997, $82,500 of the Company's

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              COLTEC INDUSTRIES INC


receivables were sold under this agreement and the sale was reflected as a reduction of accounts receivable in the 1997 Consolidated Balance Sheet. The undivided interests were sold at a discount which was included in Interest expense and other, net in the 1997 Consolidated Statement of Earnings.

                                  ------------
                                  7. INVENTORY
                                  ------------

Inventories consisted of the following at December 31, 1997 and 1996:

                                               1997        1996
--------------------------------------------------------------------------------
Finished goods                             $ 53,748    $ 48,813
Work in process and finished parts          158,937     122,817
Raw materials and supplies                   44,051      32,568
--------------------------------------------------------------------------------
   Total                                   $256,736    $204,198
--------------------------------------------------------------------------------

     At December 31, 1997 and 1996, $54,441 and $45,371, respectively, of contract advances were offset against inventories under long-term commercial and government contracts and programs in the Consolidated Balance Sheets. Losses on commercial and government contracts and programs are recognized in full when identified.

     The excess of current cost over last-in, first-out cost at December 31, 1997 and 1996 was $22,022 and $20,152, respectively.

                        --------------------------------
                        8. PROPERTY, PLANT AND EQUIPMENT
                        --------------------------------


Property, plant and equipment consisted of the following at December 31, 1997 and 1996:

                                               1997        1996
--------------------------------------------------------------------------------
Land and improvements                      $ 14,517    $ 16,182
Buildings and equipment                     135,173     121,515
Machinery and equipment                     486,335     415,749
Leasehold improvements                       12,209      11,239
Construction in progress                     30,535      23,010
--------------------------------------------------------------------------------
   Total                                    678,769     587,695
Less accumulated depreciation               391,150     372,905
--------------------------------------------------------------------------------
   Total                                   $287,619    $214,790
--------------------------------------------------------------------------------

                             ----------------------
                             9. ACCRUED LIABILITIES
                             ----------------------

Accrued liabilities consisted of the following at December 31, 1997 and 1996:

                                               1997        1996
--------------------------------------------------------------------------------
Salaries, wages and
   employee benefits                       $ 34,603    $ 37,979
Taxes                                        13,728      18,995
Interest                                      7,115       3,032
Asbestos                                     50,688      60,659
Other                                        32,835      34,564
--------------------------------------------------------------------------------
   Total                                   $138,969    $155,229
--------------------------------------------------------------------------------

                                ----------------
                                10. INCOME TAXES
                                ----------------

Domestic and foreign components of earnings from operations before income taxes and extraordinary item were as follows for the years ended December 31, 1997, 1996 and 1995:

                                   1997        1996        1995
--------------------------------------------------------------------------------
Domestic                       $114,517     $68,199     $25,426
Foreign                          29,232      14,482      26,710
--------------------------------------------------------------------------------
   Total                       $143,749     $82,681     $52,136
--------------------------------------------------------------------------------

     Income taxes on earnings from continuing operations were as follows for the years ended December 31, 1997, 1996 and 1995:



                                   1997        1996        1995
--------------------------------------------------------------------------------
Current -
   Domestic                     $18,094    $ (2,912)    $ 4,717
   Foreign                        6,872      13,634       7,638
--------------------------------------------------------------------------------
                                 24,966      10,722      12,355
--------------------------------------------------------------------------------
Deferred -
   Domestic                      17,706      24,126       3,836
   Foreign                        6,203      (6,737)      1,424
--------------------------------------------------------------------------------
                                 23,909      17,389       5,260
--------------------------------------------------------------------------------
Total                           $48,875     $28,111     $17,615
--------------------------------------------------------------------------------

     As discussed in note 2 to consolidated financial statements, the Company sold its original equipment components businesses in 1996 resulting in income tax on the gain of the sale of $25,332. As discussed in note 3 to consolidated financial statements, the Company incurred extraordinary charges related to early retirement of debt resulting in income taxes of $20,387 in 1996 and $136 in 1995.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              COLTEC INDUSTRIES INC


     Reconciliation of tax at the U.S. statutory income tax rate of 35% for the years ended December 31, 1997, 1996 and 1995 to income taxes on earnings from continuing operations was as follows:

                                   1997        1996       1995
--------------------------------------------------------------------------------
Tax at U.S. statutory rate      $50,312     $28,938    $18,248
   Repatriation of
      non-U.S. earnings          (1,195)      1,900      2,692
   Non-U.S. rate differential     2,844       1,828       (287)
   Utilization of tax credits      (997)     (1,104)      (960)
   Adjustment of reserves        (2,736)     (6,979)    (6,172)
   Other                            647       3,528      4,094
--------------------------------------------------------------------------------
   Income taxes                 $48,875     $28,111    $17,615
--------------------------------------------------------------------------------
Effective tax rate                 34.0%       34.0%      33.8%
--------------------------------------------------------------------------------

     The significant components of deferred tax assets and liabilities at

December 31, 1997 and 1996 were as follows:

                              1997               1996
--------------------------------------------------------------------------------
                       Deferred  Deferred  Deferred  Deferred
                          Tax       Tax       Tax       Tax
                        Assets  Liabilities Assets  Liabilities
--------------------------------------------------------------------------------
Excess tax
   over book
   depreciation            $  -  $(21,828)     $ -    $(26,754)
Book/tax
   differences
   on contract
   income                     -   (24,230)       -     (27,154)
Employee
   benefit plans          7,747         -   19,749           -
Accrued expenses
   and liabilities        5,375         -   10,625           -
Foreign tax credit
   carryforwards          3,700         -    6,600           -
Capital
   transactions, net          -   (27,901)       -     (28,127)
Other                         -    (3,194)  11,538           -
--------------------------------------------------------------------------------
                         16,822   (77,153)  48,512     (82,035)
Less valuation
   allowance             (3,700)        -   (6,600)          -
--------------------------------------------------------------------------------
Total                   $13,122  $(77,153) $41,912    $(82,035)
--------------------------------------------------------------------------------

    The valuation allowance is attributable to foreign tax credit carryforwards, which expire in 1998 through 2002.

                               ------------------
                               11. LONG-TERM DEBT
                               ------------------

Long-term debt consisted of the following at December 31, 1997 and 1996:

                                               1997       1996
--------------------------------------------------------------------------------
Credit Agreement 6.7%*(a)                  $697,500   $658,000
9 3/4% senior notes due 1999(b)               7,507      7,507
9 3/4% senior notes due 2000(c)               7,405      7,405
10 1/4% senior subordinated
   notes due 2002(d)                              -      3,909
Other due 1998-2010                          46,977     43,429
--------------------------------------------------------------------------------
                                            759,389    720,250
Less current portion                          1,811      2,528
--------------------------------------------------------------------------------
                                           $757,578   $717,722

--------------------------------------------------------------------------------

 *   Indicates average interest rate for 1997 and 1996.

(a) In 1996, the reducing revolving credit facility (the Credit Agreement), entered into with a syndicate of banks, was amended to expire December 15, 2001 with the total commitment increased to $850,000 from $465,000 (see note 3 to consolidated financial statements). The facility will be reduced by $75,000 on December 15, 1999 and an additional $100,000 on December 15, 2000. The Credit Agreement provides up to $125,000 for the issuance of letters of credit. At December 31, 1997, $40,089 of letters of credit had been issued under the Credit Agreement. Obligations under the facility are secured by substantially all of the Company's assets. Borrowings under the facility bear interest, at the Company's option, at an annual rate equal to the base rate or the Eurodollar rate plus 0.875%. The base rate is the higher of 0.50% in excess of the Federal Reserve reported certificate of deposit rate and the prime lending rate. Letter of credit fees of 0.875% are payable on outstanding letters of credit and a commitment fee of 0.375% is payable on the unutilized facility.

     During 1997, the Company entered into interest rate swaps to reduce (hedge) the impact of interest rate changes for variable rate borrowings under its credit facility. The agreements include an aggregate notional amount of $405,000, fixed interest rates ranging from 5.78% to 6.40% and maturity dates ranging from April 1998 to October 2002.

(b) The 9 3/4% senior notes due 1999 are not redeemable prior to maturity on November 1, 1999.

(c) The 9 3/4% senior notes due 2000 are not redeemable prior to maturity on April 1, 2000.

(d) The 10 1/4% senior subordinated notes were redeemed on April 1, 1997 at 105.125% of par.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              COLTEC INDUSTRIES INC


     Minimum payments on long-term debt due within five years from December 31, 1997 are as follows:

--------------------------------------------------------------------------------
1998                                                 $    1,811
1999                                                     23,797
2000                                                      9,180
2001                                                    699,831
2002                                                      1,361
Thereafter                                               23,409
--------------------------------------------------------------------------------

Total                                                  $759,389
--------------------------------------------------------------------------------

                               -----------------
                               12. PENSION PLANS
                               -----------------

The Company and certain of its subsidiaries have in effect, for substantially all U.S. employees, pension plans under which funds are deposited with trustees. The benefits under these plans are based primarily on years of service and either final average salary or fixed amounts for each year of service. The Company's policy is to fund amounts which are actuarially determined to provide the plans with sufficient assets to meet future benefit payment requirements. Plan assets consist principally of publicly traded equity and fixed-income securities. Pension coverage for employees of non-U.S. subsidiaries is provided in accordance with local requirements and customary practices.

     For certain pension plans, the plan assets exceed the accumulated benefit obligations (overfunded plans); and in the remainder of the plans, the accumulated benefit obligations exceed the plan assets (underfunded plans). During 1997, the Company merged several of its underfunded plans with its overfunded plans.


     As of December 31, 1997 and 1996, the funded status of the Company's pension plans was as follows:

                              1997                 1996
--------------------------------------------------------------------------------
                         Over-    Under-      Over-     Under-
                        funded    funded     funded     funded
                        Plans     Plans      Plans       Plans
--------------------------------------------------------------------------------
Actuarial present
   value of benefit
   obligations:
   Vested benefit
      obligations     $ 396,189  $ 30,604   $259,200   $119,158
--------------------------------------------------------------------------------
   Accumulated
      benefit
      obligations     $ 406,385  $ 30,878   $265,396   $124,022
--------------------------------------------------------------------------------
   Projected benefit
      obligations     $ 427,737  $ 34,039   $289,973   $127,234
Plan assets at
   fair value           568,094     1,551    408,979     79,735
--------------------------------------------------------------------------------
Funded status           140,357   (32,488)   119,006    (47,499)
Unrecognized
   net (gain) loss     (120,839)    6,889    (89,702)      (205)
Unrecognized
   transition (asset)
   obligations           (2,192)    1,525     (1,389)       628

Unrecognized prior
   service cost          15,255     2,571      2,837     15,033
Minimum liability
   adjustment                 -    (7,824)         -    (12,200)
--------------------------------------------------------------------------------
(Accrued) prepaid
   pension cost       $  32,581  $(29,327)  $ 30,752  $ (44,243)
--------------------------------------------------------------------------------

     Included in the underfunded plans are amounts for unfunded, non-qualified defined benefit plans.

     At December 31, 1997 and 1996, the Company recorded a minimum liability of $7,824 and $12,200, respectively, for underfunded plans with a partial offset to other assets of $5,292 and $7,300, respectively, and an after-tax charge to shareholders' equity of $1,646 and $3,200, respectively.

     Assumptions as of December 31 used to develop the net periodic pension cost for U.S. plans were:

                                      1997        1996       1995
--------------------------------------------------------------------------------
Discount rate for
   benefit obligations                7.25%       7.75%      7.50%
Expected long-term rate
   of return on assets                9.00%       9.00%      9.00%
Rate of increase in
   compensation levels                4.75%       5.00%      5.00%
--------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              COLTEC INDUSTRIES INC


     For non-U.S. plans, which were not material, similar economic assumptions were used.

     The components of net periodic pension cost for the years ended December 31, 1997, 1996 and 1995 were as follows:

                                   1997        1996       1995
--------------------------------------------------------------------------------
Service cost                  $   8,404    $  9,377   $  7,618
Interest cost on projected
   benefit obligations           31,996      31,142     30,317
Actual return on assets         (95,430)    (52,049)   (91,611)
Amortization and deferral, net   47,782      11,443     52,953
--------------------------------------------------------------------------------
Net periodic pension cost     $  (7,248)    $   (87)  $   (723)
--------------------------------------------------------------------------------


     For discontinued operations, the total projected benefit obligations at December 31, 1997 and 1996 were $203,737 and $214,822, respectively, and are fully funded. Interest cost on the projected benefit obligations for 1997, 1996 and 1995 was $16,097, $16,502 and $19,609, respectively, and was fully offset by return on assets resulting in no net periodic pension cost.

                          ---------------------------
                          13. POSTRETIREMENT BENEFITS
                          ---------------------------

     The Company provides certain health care and life insurance benefits to its eligible retired employees, principally in the United States, with some of these retirees paying a portion of the related costs. The Company's accumulated postretirement benefit obligations, none of which are funded, and the accrued postretirement benefit cost at December 31, 1997 and 1996 were as follows:

                                               1997       1996
--------------------------------------------------------------------------------
Actuarial present value of accumulated postretirement benefit obligations:
   Retirees                                $ 16,980   $ 13,493
   Fully eligible plan participants           1,925      2,416
   Other plan participants                    3,113      3,053
--------------------------------------------------------------------------------
   Total                                     22,018     18,962
Unrecognized transition obligations         (15,330)   (16,614)
Unrecognized net loss                        (4,611)      (561)
Unrecognized prior service cost               1,964      2,495
--------------------------------------------------------------------------------
Accrued postretirement benefit cost        $  4,041   $  4,282
--------------------------------------------------------------------------------


     The components of postretirement benefit cost for the years ended December 31, 1997, 1996 and 1995 were as follows:

                                   1997        1996       1995
--------------------------------------------------------------------------------
Service cost                     $  187      $  395     $  198
Interest cost on accumulated
   postretirement benefit
   obligations                    1,433       1,951      1,927
Amortization of transition
   obligations                    1,022       1,107      1,373
Amortization and deferral, net     (756)       (124)       (63)
--------------------------------------------------------------------------------
Postretirement benefit cost      $1,886      $3,329     $3,435
--------------------------------------------------------------------------------

     Discount rates of 7.25% and 7.75% were used in determining the accumulated postretirement benefit obligations at December 31, 1997 and 1996, respectively. The health care cost trend rates used in determining the accumulated postretirement benefit obligations at December 31, 1997 were 8.7% in 1998 gradually declining to 5.0% by 2005. The effect of a 1% increase in the health care cost trend rates in each year would increase the total service and interest cost components of the postretirement benefit cost for 1997 by approximately $142 and increase the accumulated postretirement benefit obligations at December 31, 1997 by approximately $1,400.

                           -------------------------
                           14. FINANCIAL INSTRUMENTS
                           -------------------------

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

Forward exchange contracts and interest rate hedges: The fair value is based on quoted market prices of similar contracts.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              COLTEC INDUSTRIES INC


     The estimated fair value of the Company's financial instruments at December 31, 1997 and 1996 was as follows:

                              1997                  1996
--------------------------------------------------------------------------------
                       Carrying     Fair    Carrying     Fair
                         Value      Value     Value      Value
--------------------------------------------------------------------------------
Long-term receivables
   and investments    $  35,017 $  42,737  $  32,427  $  39,817
Long-term debt          759,389   760,609    720,250    720,824
Forward exchange
   contracts                  -    (8,384)         -         87
Interest rate hedges          -    (3,555)         -          -
--------------------------------------------------------------------------------

     The Company utilizes forward exchange contracts to hedge U.S. dollar-denominated sales, under long-term contracts, of certain foreign subsidiaries. The Company does not engage in speculation. The Company's forward exchange contracts do not subject the Company to risk due to exchange rate movements because gains and losses on these contracts offset gains and losses on the sales and related receivables being hedged. At December 31, 1997 and 1996, the Company had $162,000 and $216,000, respectively, of forward exchange contracts, denominated in Canadian dollars, which had a fair value of $153,616 and $216,087, respectively. The contracts have varying maturities with none exceeding five years. Gains and losses on forward exchange contracts are deferred and recognized over the life of the underlying long-term contract being hedged.

     The Company has an outstanding contingent liability for guaranteed debt and lease payments of $30,772, and for letters of credit of $55,969. It was not practical to obtain independent estimates of the fair values for the contingent liability for guaranteed debt and lease payments and for letters of credit without incurring excessive costs. In the opinion of management, non-performance by the other parties to the contingent liabilities will not have a material effect on the Company's results of operations and financial condition.

                      ------------------------------------
                      15. STOCK OPTION AND INCENTIVE PLANS
                      ------------------------------------

Pursuant to the Company's stock option plans, stock options and shares of restricted stock have been granted to officers and key employees and stock options to directors. Under the stock option plans, 7,468,000 shares of common stock may be issued. Stock options outstanding under the stock option plans were granted at a price equal to 100% of the market price on the date of grant and are exercisable in annual installments of 20% or 33%, commencing one year from date of grant and expiring ten years from date of grant.

     The Company applies Accounting Principles Board Opinion #25, Accounting for Stock Issued to Employees, in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for these plans. Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant dates for awards under these plans consistent with SFAS No. 123, Accounting for Stock-Based Compensation, the Company's pro forma net earnings would have been $92,137 for 1997, $79,425 for 1996 and $69,487 for 1995 and earnings per share would have been $1.38 in 1997, $1.15 in 1996 and $1.00 in 1995.

     The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rate of 6.75% for 1997 and 7.0% for 1996 and 1995, no dividends paid, expected life of 3.7 years for 1997 and five years for 1996 and 1995, and volatility of 21% for 1997 and 23% for 1996 and 1995. The weighted-average fair value of options granted was $5.75 for 1997, $4.76 for 1996 and $4.00 for 1995.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              COLTEC INDUSTRIES INC



     A summary of the status of the Company's fixed stock option plans as of December 31, 1997, 1996 and 1995 was as follows:

                                                        Weighted-
                             Number    Option Price       Average
                           of Shares    Range Per        Exercise
                            (000s)        Share           Price
--------------------------------------------------------------------------------
December 31, 1994           2,317     $15.00-21.25          N/A
Granted                     2,960      10.75-18.08
Exercised                     (25)           15.00
Canceled                      (64)     15.00-18.25
--------------------------------------------------------------------------------
December 31, 1995           5,188      10.75-21.25       $13.16
Granted                       516      11.00-15.75        13.43
Exercised                     (56)     10.75-11.63        11.37
Canceled                     (236)     10.75-21.25        12.82
--------------------------------------------------------------------------------
December 31, 1996           5,412      10.75-21.25        13.22
Granted                     1,069      18.88-22.88        21.09
Exercised                  (1,004)     10.75-18.75        14.64
Canceled                     (217)     10.75-18.75        12.08
--------------------------------------------------------------------------------
December 31, 1997           5,260     $10.75-22.88       $14.59
--------------------------------------------------------------------------------

     Stock options exercisable were 2,156,000, 2,103,000 and 1,188,000 at December 31, 1997, 1996 and 1995, respectively.

     The following summarizes information about the Company's stock options outstanding as of December 31, 1997:

                                    Options Outstanding
--------------------------------------------------------------------------------
                                         Weighted-     Weighted-
                            Number        Average       Average
Range of                  Outstanding    Remaining     Exercise
Exercise Prices             (000s)         Life          Price
--------------------------------------------------------------------------------
$10.75 to $15.75            3,559        7.1 years       $12.05
$16.25 to $20.13              744        6.9 years        18.02
$21.19 to $22.88              957        9.6 years        21.35
--------------------------------------------------------------------------------
$10.75 to $22.88            5,260        7.6 years       $14.59
--------------------------------------------------------------------------------


                            Options Exercisable
--------------------------------------------------------------------------------
                                        Weighted-
                            Number       Average
Range of                  Outstanding   Exercise

Exercise Prices             (000s)        Price
--------------------------------------------------------------------------------
$10.75 to $15.75            1,755        $12.79
$16.25 to $20.13              383         17.91
$21.19 to $22.88               18         21.25
--------------------------------------------------------------------------------
$10.75 to $22.88            2,156        $13.77
--------------------------------------------------------------------------------


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

     Shares available for grant at December 31, 1997 under the stock option plans were 138,569.

                       ---------------------------------
                       16. COMMITMENTS AND CONTINGENCIES
                       ---------------------------------

The Company and certain of its subsidiaries are liable for lease payments and are defendants in various lawsuits, including actions involving asbestos-containing products and certain environmental proceedings.

     With respect to asbestos product liability and related litigation costs, as of December 31, 1997 and 1996, two subsidiaries of the Company were among a number of defendants (typically 15 to 40) in approximately 110,000 and 94,700 actions, respectively (including approximately 2,400 and 5,100 actions, respectively, in advanced stages of processing), filed in various states by plaintiffs alleging injury or death as a result of exposure to asbestos fibers. During 1997, 1996 and 1995, two subsidiaries of the Company received approximately 38,200, 39,900 and 44,000 new actions, respectively. Through December 31, 1997, approximately 199,000 of the approximately 309,000 total actions brought have been settled or otherwise disposed of.

     The damages claimed for personal injury or death vary from case to case and in many cases plaintiffs seek $1,000 or more in compensatory damages and $2,000 or more in punitive damages. Although the law in each state differs to some extent, it appears, based on advice of counsel, that liability for compensatory damages would be shared among all responsible defendants, thus limiting the potential monetary impact of such judgments on any individual defendant.

     Following a decision of the Pennsylvania Supreme Court, in a case in which neither the Company nor any of its subsidiaries were parties, that held insurance carriers are obligated to cover asbestos-related bodily injury actions if any injury or disease process, from first exposure through manifestation, occurred during a covered policy period (the "continuous trigger theory of coverage"), the Company

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              COLTEC INDUSTRIES INC


settled litigation with its primary and most of its first-level excess insurance carriers, substantially on the basis of the Court's ruling. The Company has negotiated a final agreement with most of its excess carriers that are in the layers of coverage immediately above its first layer. The Company is currently receiving payments pursuant to this agreement. The Company believes that, with respect to the remaining carriers, a final agreement can be achieved without litigation and on substantially the same basis that it has resolved the issues with its other carriers. Settlements are generally made on a group basis with payments made to individual claimants over periods of one to four years. Payments were made with respect to asbestos liability and related costs aggregating $59,247 in 1997, $71,354 in 1996 and $56,739 in 1995, substantially all of which were covered by insurance. Related to payments not covered by insurance, the Company recorded charges to operations amounting to $8,000 in 1997, $8,000 in 1996 and $5,000 in 1995.

     In accordance with the Company's internal procedures for the processing of asbestos product liability actions and due to the proximity to trial or settlement, certain outstanding actions have progressed to a stage where the Company can reasonably estimate the cost to dispose of these actions. As of December 31, 1997, the Company estimates that the aggregate remaining cost of the disposition of the settled actions for which payments remain to be made and actions in advanced stages of processing, including associated legal costs, is approximately $47,350, and the Company expects that this cost will be substantially covered by insurance.

     With respect to the 107,600 outstanding actions as of December 31, 1997, which are in preliminary procedural stages, the Company lacks sufficient information upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to estimate with reasonable certainty the potential liability or costs to the Company. When asbestos actions are received they are typically forwarded to local counsel to ensure that the appropriate preliminary procedural response is taken. The complaints typically do not contain sufficient information to permit a reasonable evaluation as to their merits at the time of receipt, and in jurisdictions encompassing a majority of the outstanding actions, the practice has been that little or no discovery or other action is taken until several months prior to the date set for trial. Accordingly, the Company generally does not have the information necessary to analyze the actions in sufficient detail to estimate the ultimate liability or costs to the Company, if any, until the actions appear on a trial calendar. A determination to seek dismissal, to attempt to settle or to proceed to trial is typically not made prior to the receipt of such information.

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

     In addition to claims for personal injury, the Company's subsidiaries have been involved in an insignificant number of property damage claims based upon asbestos-containing materials found in schools, public facilities and private commercial buildings. Based upon proceedings to date, the overwhelming majority of these claims have been resolved without a material adverse impact on the

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             COLTEC INDUSTRIES INC


Company. Likewise, the insignificant number of claims remaining to be resolved are not expected to have a material effect on the Company's results of operations and financial condition.

     The Company has recorded an accrual for its liabilities for asbestos-related matters that are deemed probable and can be reasonably estimated (settled actions and actions in advanced stages of processing), and has separately recorded an asset equal to the amount of such liabilities that is expected to be recovered by insurance. In addition, the Company has recorded a receivable for that portion of payments previously made for asbestos product liability actions and related litigation costs that is recoverable from its insurance carriers. Liabilities for asbestos-related matters and the receivable from insurance carriers included in the Consolidated Balance Sheets were as follows at December 31, 1997 and 1996:

                                                     1997         1996
--------------------------------------------------------------------------------
Accounts and notes receivable                     $56,039      $67,012
Other assets                                       16,249       18,728
Accrued expenses                                   50,688       60,659
Other liabilities                                   2,682       10,879
--------------------------------------------------------------------------------

     With respect to environmental proceedings, the Company has been notified that it is among the Potentially Responsible Parties under federal environmental laws, or similar state laws, relative to the costs of investigating and in some cases remediating contamination by hazardous materials at several sites. Such laws impose joint and several liability for the costs of investigating and remediating properties contaminated by hazardous materials. Liability for these costs can be imposed on present and former owners or operators of the properties or on parties who generated the wastes that contributed to the contamination. The Company's policy is to accrue environmental remediation costs when it is both probable that a liability has been incurred and the amount can be reasonably estimated. While it is often difficult to reasonably quantify future environmental-related expenditures, the Company currently estimates its future non-capital expenditures related to environmental matters to range between $27,000 and $50,000. In connection with these expenditures, the Company has accrued $31,716 at December 31, 1997 representing management's best estimate of probable non-capital environmental expenditures. These non-capital expenditures are estimated to be incurred over the next 10 to 20 years. In addition, capital expenditures aggregating $5,000 may be required during the next two years related to environmental matters. Although the Company is pursuing insurance recovery in connection with certain of these matters, no receivable has been recorded with respect to any potential recovery of costs in connection with any environmental matters.

     Under operating lease commitments, expiring on various dates after December 31, 1997, the Company and certain of its subsidiaries are obligated as of December 31, 1997, to pay rentals totaling $30,658 as follows: $5,482 in 1998, $4,970 in 1999, $3,573 in 2000, $2,673 in 2001, $1,973 in 2002 and $11,987 in
later years.

     At December 31, 1997, the Company had committed to a minimum employer contribution of $15,806 to the Company's 401K plans.

                            -----------------------
                            17. SEGMENT INFORMATION
                            -----------------------

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

December 31, 1997, 1996 and 1995:

(In millions)                      1997        1996        1995
--------------------------------------------------------------------------------
Total assets:
   Aerospace                       $437.3      $415.5      $391.3
   Industrial                       310.6       287.2       298.3
   Corporate unallocated            185.1       146.8       134.3
--------------------------------------------------------------------------------
      Subtotal                      933.0       849.5       823.9
   Discontinued operations            -           -          70.6
--------------------------------------------------------------------------------
      Total                        $933.0      $849.5      $894.5
--------------------------------------------------------------------------------
Depreciation of property,
   plant and equipment:
   Aerospace                       $ 13.4      $ 12.2      $ 12.3
   Industrial                        14.0        12.9        12.9
   Corporate unallocated              2.3         1.9         1.6
--------------------------------------------------------------------------------
      Subtotal                       29.7        27.0        26.8
   Discontinued operations            -           3.5         5.7
--------------------------------------------------------------------------------
      Total                        $ 29.7      $ 30.5      $ 32.5
--------------------------------------------------------------------------------
Capital expenditures:
   Aerospace                       $ 46.9      $ 26.9      $ 17.6
   Industrial                        31.4        13.7        13.7
   Corporate unallocated              2.9         4.0         2.6
--------------------------------------------------------------------------------
      Subtotal                       81.2        44.6        33.9
   Discontinued operations            -           5.4         8.6
--------------------------------------------------------------------------------
      Total                        $ 81.2      $ 50.0      $ 42.5
--------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             COLTEC INDUSTRIES INC


     Information by geographic segment was as follows for the years ended December 31, 1997, 1996 and 1995:

                                            Operating    Total
(In millions)                    Sales       Income     Assets
--------------------------------------------------------------------------------
1997
Domestic operations              $1,027.2      $198.4      $590.1
Foreign operations                  287.7        39.1       157.8
--------------------------------------------------------------------------------

Total segments                    1,314.9       237.5       747.9
Corporate unallocated                 -         (39.7)      185.1
--------------------------------------------------------------------------------
   Total                         $1,314.9      $197.8      $933.0
--------------------------------------------------------------------------------
1996
Domestic operations              $  888.6      $182.5      $554.2
Foreign operations                  271.1        16.2       148.5
--------------------------------------------------------------------------------
Total segments                    1,159.7       198.7       702.7
Corporate unallocated                 -         (41.1)      146.8
--------------------------------------------------------------------------------
   Total                         $1,159.7      $157.6      $849.5
--------------------------------------------------------------------------------
1995
Domestic operations*             $  854.0      $168.7      $554.8
Foreign operations                  245.6        10.3       205.4
--------------------------------------------------------------------------------
Total segments                    1,099.6       179.0       760.2
Corporate unallocated                 -         (37.0)      134.3
--------------------------------------------------------------------------------
   Total                         $1,099.6      $142.0      $894.5
--------------------------------------------------------------------------------

*Includes total assets from discontinued operations.

                     --------------------------------------
                     18. SUPPLEMENTARY EARNINGS INFORMATION
                     --------------------------------------

The following expenses were included in the Consolidated Statements of Earnings for the years ended December 31, 1997, 1996 and 1995:

                                   1997        1996        1995
--------------------------------------------------------------------------------
Maintenance                     $24,000     $22,816     $22,633
Taxes, other than
 federal income taxes:
   Payroll                       30,025      24,633      24,379
   Property                       4,928       4,626       4,226
   State and local                6,241       5,121       2,601
Rent                              8,950       9,965       8,604
Research and
   development costs             46,548      44,125      45,130
--------------------------------------------------------------------------------

                             ---------------------
                             19. SUBSEQUENT EVENTS
                             ---------------------

On January 30, 1998, the Company acquired Marine and Petroleum Mfg. Inc.'s manufacturing facilities based in Texas for approximately $17,000. The plants acquired produce flexible graphite and Teflon sealing products used in the petrochemical industry. Combined annual sales for these facilities are expected to approximate $18,000. The Company also acquired Tex-o-Lon and Repro-Lon for approximately $25,000. These two Texas businesses have combined annual sales of $15,000. Tex-o-Lon manufactures, machines and distributes Teflon products, primarily for the semiconductor industry. Repro-Lon reprocesses Teflon compounds for the chemical and semiconductor industries. The acquisitions were accounted for as purchases; accordingly, the purchase price, which was financed through available cash resources, was allocated to the acquired assets based upon their fair market values.

     On February 2, 1998, the Company purchased the Sealing Division of Groupe Carbone Lorraine for $45,600. This division, with facilities in France and South Carolina, produces high-technology metallic gaskets used in the nuclear, petroleum and chemical industries. Sales for 1998 are expected to approximate $38,000. This acquisition will be accounted for as a purchase and the purchase price, also financed through available cash resources, will be allocated to the acquired assets based upon their fair market values.

     In February 1998, the Company amended its existing credit facility increasing the total commitment to $900,000 from $850,000.

                              REPORT OF MANAGEMENT
                             COLTEC INDUSTRIES INC


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




   /s/ John W. Guffey, Jr.          /s/ David D. Harrison
       John W. Guffey, Jr.              David D. Harrison
          Chairman and              Executive Vice President
     Chief Executive Officer       and Chief Financial Officer

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                             COLTEC INDUSTRIES INC


To the Board of Directors and
Shareholders of Coltec Industries Inc:

We have audited the accompanying consolidated balance sheets of Coltec Industries Inc and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coltec Industries Inc and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



/s/ Arthur Andersen LLP
Charlotte, North Carolina
February 2, 1998